TSINGTAO

04045251

RECEIVED
2004 SEP 15 A 8:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Tsingtao beer building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

September 7, 2004

The Office of International Corporate Finance
The Securities and Exchange Commission
Mail Stop 0302, Room 3010
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the “Commission”) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the “Rule”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed “filed” with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People’s Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-5713831; facsimile: 86-532-5713240).

Very truly yours,

SUN Xiaohang

(Enclosure)

cc: Lu Yuan
(Tsingtao Brewery)
Jiang Liu
(Sullivan & Cromwell LLP)

PROCESSED
OCT 04 2004
FINANCIAL

File No. 82 - 4021

# TSINGTAO BREWERY COMPANY LIMITED

## Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

**September 7, 2004**

A. 2004 INTERIM REPORT OF TSINGTAO BREWERY COMPANY LIMITED.



# 2004 INTERIM REPORT 中 期 報 告

青 島 啤 酒 股 份 有 限 公 司

TSINGTAO BREWERY CO.,LTD.


TSINGTAO
青島啤酒

# 2004 INTERIM REPORT 中期報告

青島啤酒股份有限公司
TSINGTAO BREWERY CO.,LTD.

# 目錄

## 青島啤酒股份有限公司及其控股子公司
## 合併資產負債表

*二零零四年六月三十日*
(按中國會計準則編制)
*(除特別註明外，金額單位為人民幣元)*

| 資產 | 附註 | (未經審計) 二零零四年 六月三十日 | 二零零三年 十二月三十一日 |
|---|---|---|---|
| **流動資產：** | | | |
| 貨幣資金 | 6 | **1,632,394,367** | 932,900,408 |
| 短期投資 | 38 | **60,980,000** | 66,450,000 |
| 應收票據 | 7 | **98,054,616** | 50,883,184 |
| 應收賬款 | 8, 38 | **228,049,915** | 165,204,439 |
| 其他應收款 | 9, 38 | **297,431,119** | 307,667,155 |
| 預付賬款 | 10, 38 | **241,768,470** | 134,349,330 |
| 存貨 | 11 | **1,276,504,057** | 1,305,503,104 |
| 待攤費用 | 12 | **27,018,332** | 14,123,395 |
| **流動資產合計** | | **3,862,200,876** | 2,977,081,015 |
| **長期投資：** | | | |
| 長期股權投資 | 5, 13 | **78,810,652** | (59,435,258) |
| **長期投資合計** | | **78,810,652** | (59,435,258) |
| **固定資產：** | | | |
| 固定資產原值 | 14 | **8,850,172,955** | 8,639,564,734 |
| 減：累計折舊 | 14 | **(3,601,292,040)** | (3,390,796,250) |
| 固定資產淨值 | 14 | **5,248,880,915** | 5,248,768,484 |
| 減：固定資產減值準備 | 14 | **(162,426,271)** | (124,758,450) |
| 固定資產淨額 | | **5,086,454,644** | 5,124,010,034 |
| 工程物資 | | **29,817,310** | — |
| 在建工程 | 15 | **151,251,874** | 214,991,772 |
| 固定資產清理 | | **938,787** | 527,005 |
| **固定資產合計** | | **5,268,462,615** | 5,339,528,811 |
| **無形資產及其他資產：** | | | |
| 無形資產 | 16 | **684,760,600** | 685,135,590 |
| 長期待攤費用 | 17 | **5,852,176** | 6,084,362 |
| 長期應收賬款 | 8, 38 | **53,808,142** | 53,808,142 |
| **無形資產及其他資產合計** | | **744,420,918** | 745,028,094 |
| **資產總計** | | **9,953,895,061** | 9,002,202,662 |

後附會計報表附註為會計報表的組成部分。

*企業負責人*：**李桂榮**　　*主管會計工作的負責人*：**孫玉國**　　*會計機構負責人*：**于竹明**

# 青島啤酒股份有限公司及其控股子公司
## 合併資產負債表（續）

二零零四年六月三十日
（按中國會計準則編制）
（除特別註明外，金額單位為人民幣元）

| 負債及股東權益 | 附註 | （未經審計）二零零四年六月三十日 | 二零零三年十二月三十一日 |
|---|---|---|---|
| **流動負債：** | | | |
| 短期借款 | 18 | **1,246,664,700** | 1,302,612,990 |
| 應付票據 | 19, 38 | **496,297,540** | 525,449,509 |
| 應付賬款 | 20, 38 | **786,619,283** | 646,912,821 |
| 預收賬款 | 20, 38 | **146,121,518** | 129,067,846 |
| 應付工資 | | **12,250,844** | 13,855,730 |
| 應付福利費 | | **32,236,489** | 27,733,911 |
| 應付股利 | 37 | **214,876,000** | 1,100,000 |
| 應交稅金 | 21 | **257,858,322** | 180,729,827 |
| 其他應付款 | 20, 38 | **940,529,539** | 759,215,114 |
| 其他應交款 | | **11,323,466** | 4,083,608 |
| 預提費用 | 22 | **237,673,157** | 62,851,607 |
| 預計負債 | 23 | **51,068,422** | — |
| 一年內到期的長期借款 | 18 | **47,020,329** | 61,385,555 |
| 一年內到期的可轉換公司債券 | 24 | **6,160,630** | 4,513,880 |
| **流動負債合計** | | **4,486,700,239** | 3,719,512,398 |
| **長期負債：** | | | |
| 長期借款 | 18 | **46,514,815** | 53,783,722 |
| 可轉換公司債券 | 24 | **1,205,449,234** | 939,156,300 |
| 長期應付款 | 38 | **124,150,500** | 124,047,480 |
| **長期負債合計** | | **1,376,114,549** | 1,116,987,502 |
| **負債合計** | | **5,862,814,788** | 4,836,499,900 |
| **少數股東權益** | | **613,479,038** | 651,800,241 |
| **股東權益：** | | | |
| 股本 | 25 | **1,060,000,000** | 1,060,000,000 |
| 資本公積 | 26 | **1,825,994,450** | 1,798,876,982 |
| 盈餘公積 | 27 | **395,164,057** | 395,164,057 |
| 其中：公益金 | 27 | **176,978,672** | 176,978,672 |
| 未分配利潤 | 28 | **196,010,800** | 259,760,239 |
| 外幣報表折算差額 | | **431,928** | 101,243 |
| **股東權益合計** | | **3,477,601,235** | 3,513,902,521 |
| **負債與股東權益總計** | | **9,953,895,061** | 9,002,202,662 |

後附會計報表附註為會計報表的組成部分。

*企業負責人：*李桂榮　　*主管會計工作的負責人：*孫玉國　　*會計機構負責人：*于竹明

# 青島啤酒股份有限公司
## 資產負債表

*二零零四年六月三十日*
(按中國會計準則編制)
*(除特別註明外，金額單位為人民幣元)*

| 資產 | 附註 | (未經審計) 二零零四年 六月三十日 | 二零零三年 十二月三十一日 |
|---|---|---|---|
| **流動資產：** | | | |
| 貨幣資金 | 6 | **717,417,924** | 257,825,760 |
| 短期投資 | 38 | **1,952,059,671** | 1,693,587,616 |
| 應收票據 | 7 | **19,119,400** | 5,454,500 |
| 應收賬款 | 8, 38 | **149,746,133** | 173,908,573 |
| 其他應收款 | 9, 38 | **334,189,007** | 250,308,891 |
| 預付賬款 | 10, 38 | **5,988,227** | 16,793,506 |
| 存貨 | 11 | **224,786,947** | 277,753,489 |
| 待攤費用 | 12 | **13,946,042** | 5,662,480 |
| **流動資產合計** | | **3,417,253,351** | 2,681,294,815 |
| **長期投資：** | | | |
| 長期股權投資 | 5, 13 | **1,837,215,697** | 1,629,446,381 |
| **長期投資合計** | | **1,837,215,697** | 1,629,446,381 |
| **固定資產：** | | | |
| 固定資產原值 | 14 | **2,018,186,850** | 1,991,468,752 |
| 減：累計折舊 | 14 | **(1,066,688,381)** | (1,026,501,139) |
| 固定資產淨值 | 14 | **951,498,469** | 964,967,613 |
| 減：固定資產減值準備 | 14 | **(6,879,712)** | (6,890,750) |
| 固定資產淨額 | | **944,618,757** | 958,076,863 |
| 在建工程 | 15 | **67,982,326** | 68,347,365 |
| 固定資產清理 | | **346,544** | — |
| **固定資產合計** | | **1,012,947,627** | 1,026,424,228 |
| **無形資產及其他資產：** | | | |
| 無形資產 | 16 | **147,994,225** | 150,514,709 |
| 長期待攤費用 | 17 | **2,378,600** | 2,579,200 |
| 長期應收賬款 | 8, 38 | **53,808,142** | 53,808,142 |
| **無形資產及其他資產合計** | | **204,180,967** | 206,902,051 |
| **資產總計** | | **6,471,597,642** | 5,544,067,475 |

後附會計報表附註為會計報表的組成部分。

*企業負責人：* **李桂榮** *主管會計工作的負責人：* **孫玉國** *會計機構負責人：* **于竹明**

## 資產負債表 *(續)*

*二零零四年六月三十日*
(按中國會計準則編制)
*(除特別註明外，金額單位為人民幣元)*

| 負債及股東權益 | *附註* | (未經審計)<br>二零零四年<br>六月三十日 | 二零零三年<br>十二月三十一日 |
|---|---|---|---|
| **流動負債：** | | | |
| 短期借款 | 18 | **827,670,000** | 579,369,000 |
| 應付票據 | 19, 38 | **82,543,600** | 99,384,500 |
| 應付賬款 | 20, 38 | **135,408,376** | 105,475,575 |
| 預收賬款 | 20, 38 | **36,217,295** | 52,082,206 |
| 應付工資 | | **(125,675)** | — |
| 應付福利費 | | **(3,126,764)** | (7,687,456) |
| 應付股利 | 37 | **213,100,000** | 1,100,000 |
| 應交稅金 | 21 | **64,256,321** | 45,168,436 |
| 其他應付款 | 20, 38 | **203,181,619** | 115,926,175 |
| 其他應交款 | | **6,322,122** | 949,758 |
| 預提費用 | 22 | **98,015,618** | 18,356,098 |
| 預計負債 | 23 | **51,068,422** | — |
| 一年內到期的長期借款 | 18 | **20,530,000** | 25,147,237 |
| 一年內到期的可轉換公司債券 | 24 | **6,160,630** | 4,513,880 |
| **流動負債合計** | | **1,741,221,564** | 1,039,785,409 |
| **長期負債：** | | | |
| 長期借款 | 18 | **19,234,000** | 23,564,000 |
| 可轉換公司債券 | 24 | **1,205,449,234** | 939,156,300 |
| **長期負債合計** | | **1,224,683,234** | 962,720,300 |
| **負債合計** | | **2,965,904,798** | 2,002,505,709 |
| **股東權益：** | | | |
| 股本 | 25 | **1,060,000,000** | 1,060,000,000 |
| 資本公積 | 26 | **1,875,733,550** | 1,848,616,082 |
| 盈餘公積 | 27 | **273,292,581** | 273,292,581 |
| 其中：公益金 | 27 | **122,011,680** | 122,011,680 |
| 未分配利潤 | 28 | **296,666,713** | 359,653,103 |
| **股東權益合計** | | **3,505,692,844** | 3,541,561,766 |
| **負債與股東權益總計** | | **6,471,597,642** | 5,544,067,475 |

後附會計報表附註為會計報表的組成部分。

*企業負責人：* **李桂榮**　　*主管會計工作的負責人：* **孫玉國**　　*會計機構負責人：* **于竹明**

# 青島啤酒股份有限公司及其控股子公司
## 合併利潤及利潤分配表

*截至二零零四年六月三十日止六個月*
*(按中國會計準則編制)*
*(除特別註明外，金額單位為人民幣元)*

| | *附註* | (未經審計)<br>二零零四年<br>六月三十日止<br>六個月 | (未經審計)<br>二零零三年<br>六月三十日止<br>六個月<br>*(附註43)* |
|---|---|---|---|
| **主營業務收入** | 29, 38 | **4,337,694,920** | 3,835,462,035 |
| 減：主營業務成本 | 29, 38 | **(2,512,000,267)** | (2,258,495,172) |
| 主營業務稅金及附加 | 30 | **(465,105,083)** | (402,299,699) |
| **主營業務利潤** | | **1,360,589,570** | 1,174,667,164 |
| 加：其他業務利潤 | 31 | **15,780,359** | 7,245,433 |
| 減：營業費用 | | **(710,465,123)** | (624,175,205) |
| 管理費用 | | **(324,382,325)** | (306,936,162) |
| 財務費用淨額 | 32 | **(27,051,918)** | (67,001,909) |
| **營業利潤** | | **314,470,563** | 183,799,321 |
| 加：投資收益 | 33 | **4,486,996** | 9,423,557 |
| 補貼收入 | 34 | **29,485,149** | 23,285,609 |
| 營業外收入 | 35 | **5,468,596** | 3,679,454 |
| 減：營業外支出 | 35 | **(108,612,357)** | (35,415,864) |
| **利潤總額** | | **245,298,947** | 184,772,077 |
| 減：所得稅 | 36 | **(75,936,610)** | (54,915,143) |
| 減：少數股東損益 | | **(21,111,776)** | (13,453,650) |
| **淨利潤** | | **148,250,561** | 116,403,284 |
| 加：期初未分配利潤 | | **259,760,239** | 108,828,477 |
| 以前年度調整 | | **—** | 220,000,000 |
| 期初未分配利潤，重報 | | **259,760,239** | 328,828,477 |
| **可分配利潤** | | **408,010,800** | 445,231,761 |
| 減：提取盈餘公積金 | | **—** | — |
| 提取公益金 | | **—** | — |
| **可供股東分配利潤** | | **408,010,800** | 445,231,761 |
| 減：股利 | 37 | **(212,000,000)** | (220,000,000) |
| **未分配利潤** | | **196,010,800** | 225,231,761 |

| **補充資料** | (未經審計)<br>二零零四年<br>六月三十日止<br>六個月 | (未經審計)<br>二零零三年<br>六月三十日止<br>六個月 |
|---|---|---|
| 1、出售、處置部門或被投資單位所得收益 | **—** | — |
| 2、自然災害發生的損失 | **—** | — |
| 3、會計政策變更增加利潤總額 | **—** | — |
| 4、會計估計變更增加利潤總額 | **—** | — |
| 5、債務重組損失 | **—** | — |
| 6、其他 — 法律訴訟賠償準備 *(附註23)* | **51,068,422** | — |

後附會計報表附註為會計報表的組成部分。

*企業負責人*：**李桂榮**　　*主管會計工作的負責人*：**孫玉國**　　*會計機構負責人*：**于竹明**

## 青島啤酒股份有限公司

## 利潤及利潤分配表

*截至二零零四年六月三十日止六個月*
(按中國會計準則編制)
*(除特別註明外，金額單位為人民幣元)*

| | 附註 | (未經審計)<br>二零零四年<br>六月三十日止<br>六個月 | (未經審計)<br>二零零三年<br>六月三十日止<br>六個月<br>*(附註43)* |
|---|---|---|---|
| **主營業務收入** | 38 | **1,405,044,107** | 1,291,348,729 |
| 減：主營業務成本 | 38 | **(782,667,563)** | (774,009,876) |
| 主營業務稅金及附加 | 30 | **(81,763,401)** | (65,819,398) |
| **主營業務利潤** | | **540,613,143** | 451,519,455 |
| 加：其他業務利潤 | 31 | **1,061,073** | 673,915 |
| 減：營業費用 | | **(257,909,945)** | (195,051,413) |
| 管理費用 | | **(75,602,737)** | (106,062,645) |
| 財務費用淨額 | 32 | **(16,381,243)** | (23,682,974) |
| **營業利潤** | | **191,780,291** | 127,396,338 |
| 加：投資收益 | 33 | **45,840,317** | 6,944,508 |
| 營業外收入 | 35 | **143,633** | 600,783 |
| 減：營業外支出 | 35 | **(58,072,075)** | (3,540,528) |
| **利潤總額** | | **179,692,166** | 131,401,101 |
| 減：所得稅 | 36 | **(30,678,556)** | (19,511,684) |
| **淨利潤** | | **149,013,610** | 111,889,417 |
| 加：期初未分配利潤 | | **359,653,103** | 163,428,623 |
| 以前年度調整 | | **—** | 220,000,000 |
| 期初未分配利潤，重報 | | **359,653,103** | 383,428,623 |
| **可分配利潤** | | **508,666,713** | 495,318,040 |
| 減：提取盈餘公積金 | | **—** | — |
| 提取公益金 | | **—** | — |
| **可供股東分配利潤** | | **508,666,713** | 495,318,040 |
| 減：股利 | 37 | **(212,000,000)** | (220,000,000) |
| **未分配利潤** | | **296,666,713** | 275,318,040 |

| **補充資料** | (未經審計)<br>二零零四年<br>六月三十日止<br>六個月 | (未經審計)<br>二零零三年<br>六月三十日止<br>六個月 |
|---|---|---|
| 1、出售、處置部門或被投資單位所得收益 | **1,712,537** | — |
| 2、自然災害發生的損失 | **—** | — |
| 3、會計政策變更增加利潤總額 | **—** | — |
| 4、會計估計變更增加利潤總額 | **—** | — |
| 5、債務重組損失 | **—** | — |
| 6、其他 — 法律訴訟賠償準備 *(附註23)* | **51,068,422** | — |

後附會計報表附註為會計報表的組成部分。

*企業負責人*：**李桂榮**　　*主管會計工作的負責人*：**孫玉國**　　*會計機構負責人*：**于竹明**

# 青島啤酒股份有限公司及其控股子公司
## 現金流量表

*截至二零零四年六月三十日止六個月*
(按中國會計準則編制)
*(除特別註明外，金額單位為人民幣元)*

| | 附註 | (未經審計)<br>集團 | (未經審計)<br>公司 |
|---|---|---|---|
| **一、經營活動產生的現金流量：** | | | |
| 銷售商品、提供勞務收到的現金 | | 5,193,917,622 | 1,921,342,681 |
| 收到的稅費返回 | | 33,073,563 | — |
| 收到的其他與經營活動有關的現金 | | 623,789,580 | 61,897,348 |
| **現金流入小計** | | 5,850,780,765 | 1,983,240,029 |
| 購買商品、接受勞務支付的現金 | | (2,818,234,918) | (1,123,315,912) |
| 支付給職工以及為職工支付的現金 | | (313,009,854) | (72,966,138) |
| 支付的各項稅費 | | (863,250,125) | (217,020,978) |
| 支付的其他與經營活動有關的現金 | | (992,924,533) | (174,341,131) |
| **現金流出小計** | | (4,987,419,430) | (1,587,644,159) |
| **經營活動產生的現金流量淨額** | 1 | 863,361,335 | 395,595,870 |
| **二、投資活動產生的現金流量：** | | | |
| 收回對子公司以外投資所收到的現金 | | 41,768,527 | 41,723,536 |
| 取得投資收益所收到的現金 | | 4,794,762 | 35,394,762 |
| 處置固定資產所收回的現金淨額 | | 2,980,503 | 70,810 |
| 收到的其他與投資活動有關的現金 | | 15,286,863 | 31,000,000 |
| **現金流入小計** | | 64,830,655 | 108,189,108 |
| 購建固定資產、在建工程、無形資產和其他長期資產所支付的現金 | | (198,409,261) | (43,169,036) |
| 除對子公司以外投資所支付的現金 | | (94,348,924) | — |
| 購買子公司所支付的現金 | | (42,951,120) | (201,876,842) |
| 支付的其他與投資活動有關的現金 | | (6,259,108) | (294,530,000) |
| **現金流出小計** | | (341,968,413) | (539,575,878) |
| **投資活動產生的現金流量淨額** | | (277,137,758) | (431,386,770) |
| **三、籌資活動產生的現金流量：** | | | |
| 發行可轉換公司債券所收到的現金 | | 270,275,413 | 270,275,413 |
| 借款所收到的現金 | | 705,531,080 | 265,644,000 |
| 收到的其他與籌資活動有關的現金 | | 57,651,622 | 500,000 |
| **現金流入小計** | | 1,033,458,115 | 536,419,413 |
| 償還債務所支付的現金 | | (764,940,154) | (26,339,197) |
| 分配股利、利潤或償付利息所支付的現金 | | (59,400,724) | (14,638,498) |
| 其中：子公司支付少數股東股利 | | (29,624,000) | — |
| 支付的其他與籌資活動有關的現金 | | (54,012,796) | — |
| **現金流出小計** | | (878,353,674) | (40,977,695) |
| **籌資活動產生的現金流量淨額** | | 155,104,441 | 495,441,718 |
| **四、匯率變動對現金的影響** | | 241,878 | (58,654) |
| **五、現金淨增加額** | 3 | 741,569,896 | 459,592,164 |

後附會計報表附註為會計報表的組成部分。

*企業負責人*：**李桂榮**　　*主管會計工作的負責人*：**孫玉國**　　*會計機構負責人*：**于竹明**

# 青島啤酒股份有限公司及其控股子公司
## 現金流量表（續）

*截至二零零四年六月三十日止六個月*
（按中國會計準則編制）
*（除特別註明外，金額單位為人民幣元）*

| 補充資料 | （未經審計）集團 | （未經審計）公司 |
|---|---|---|
| **1. 將淨利潤調節為經營活動的現金流量：** | | |
| 淨利潤 | 148,250,561 | 149,013,610 |
| 加：少數股東損益 | 21,111,776 | — |
| 計提的資產減值準備 | 73,030,316 | 3,223,715 |
| 固定資產折舊 | 234,788,240 | 49,543,737 |
| 無形資產攤銷 | 11,376,830 | 2,571,484 |
| 長期待攤費用攤銷 | 934,156 | 200,600 |
| 待攤費用的增加 | (12,894,937) | (8,283,562) |
| 預提費用的增加 | 174,821,550 | 79,659,520 |
| 處置固定資產的損失 | 6,620,743 | 6,987,195 |
| 財務費用 | 27,611,222 | 17,208,923 |
| 投資收益 | (4,486,996) | (45,840,317) |
| 存貨的減少 | 15,072,061 | 52,966,542 |
| 經營性應收項目的（增加）／減少 | (259,015,385) | 3,551,274 |
| 經營性應付項目的增加 | 426,141,198 | 84,793,149 |
| **經營活動產生的現金流量淨額** | 863,361,335 | 395,595,870 |
| **2. 不涉及現金收支的投資和籌資活動** | | |
| 債務豁免 | 1,258,584 | 1,258,584 |
| **3. 現金淨增加情況：** | | |
| 現金的期末餘額 | 1,579,319,523 | 689,417,924 |
| 減：現金的期初餘額 | (837,749,627) | (229,825,760) |
| **現金淨增加額** | 741,569,896 | 459,592,164 |

後附會計報表附註為會計報表的組成部分。

*企業負責人：*李桂榮　　*主管會計工作的負責人：*孫玉國　　*會計機構負責人：*于竹明

## 1 公司組織及經營活動

青島啤酒股份有限公司(「本公司」)於一九九三年六月十六日在中華人民共和國(「中國」)成立，並於一九九五年十二月二十七日取得按中外合資股份有限公司註冊的營業執照。本公司發行的H股自一九九三年七月十五日開始在香港聯合交易所有限公司之主板上市，而A股則自一九九三年八月二十七日開始在上海證券交易所上市。

於二零零二年十月二十一日，本公司與安海斯 — 布希國際控股有限公司(Anheuser - Busch International Holdings, Inc.)(「A-B公司」)簽訂一項《戰略性投資協議》，本公司分期向A-B公司發行強制性轉股的可轉換公司債券，作價共約港幣1,416,195,000元(折合約人民幣1,503,448,000元)；全數換股後A-B公司將持有本公司約27%的股權。本公司於二零零三年度收到A-B公司認購本公司發行的可轉換公司債券的部份款項合共約港幣1,162,057,000元(折合約人民幣1,233,630,000元)，而其中約港幣280,800,000元(折合約人民幣297,999,000元)可轉換公司債券已於二零零三年轉換成60,000,000股新增H股。其餘債券認購款約港幣254,138,000元(折合約人民幣269,818,000元)已於二零零四年三月三十一日收到。詳情請參閱附註24。於截至二零零四年六月三十日止六個月(「本期間」)內，所有可轉換公司債券已全部發行，但並未發生新增H股轉換。

本公司及其附屬公司(合稱「本集團」)的主要業務為生產及銷售啤酒。

本集團及本公司於本期間的主要收購事項已詳列於本報告附註5。

## 2 主要會計政策、會計估計和合併會計報表的編製方法

### (a) 會計報表的編製基礎

本會計報表按照中華人民共和國國家頒發的企業會計準則和《企業會計制度》及其相關規定編製。

### (b) 會計期間

本集團會計年度為公曆一月一日起至十二月三十一日止。

### (c) 記賬基礎和計價原則

本集團的記賬基礎為權責發生制。除本公司在改制為股份有限公司時進行評估的部份資產按國有資產管理部門確認後的評估值入賬外，各項資產均按實際成本入賬；如果以後發生資產減值，則計提相應的減值準備。

## 2 主要會計政策、會計估計和合併會計報表的編製方法 *(續)*

### (d) 記賬本位幣、外幣業務核算方法和外幣會計報表的折算方法

本公司的記賬本位幣為人民幣。本會計報表的編製金額單位為人民幣元。

外幣業務按業務發生當日中國人民銀行公佈的基準匯價折算為人民幣入賬。於資產負債表日以外幣為單位的貨幣性資產和負債，按該日中國人民銀行公佈的基準匯價折算為人民幣，所產生的折算差額除了和固定資產購建期間因專門外幣資金借貸相關的匯兑損益按資本化的原則處理外，直接作為當期損益。

外幣資產負債表中的所有資產、負債項目均按資產負債表報告日中國人民銀行公佈的基準匯價折算為人民幣，股東權益項目除未分配利潤項目外均按業務發生當日中國人民銀行公佈的基準匯價折算，未分配利潤項目以折算後利潤分配表中該項目的金額列示；利潤表按年度平均匯價折算，由此折算產生的差異列入折算後資產負債表的外幣報表折算差額項目內。現金流量表所有項目均按資產負債表日的基準匯價折算為人民幣。

### (e) 現金及現金等價物

列示於現金流量表中的現金包括庫存現金及可隨時用於支付的銀行存款；現金等價物是指持有的不超過三個月、流動性強、易於轉換為已知金額及價值變動風險很小的投資。

三個月以上的定期存款及受到限制的銀行存款，不作為現金流量表中的現金及現金等價物列示。

### (f) 短期投資

短期投資主要為委託貸款。委託貸款是指委託金融機構向其他企業貸出的款項，所有委託貸款均於一年內到期；對按期計提的利息到付息期不能收回的，停止繼續計提，並沖回已計提的部分。

### (g) 應收款項及壞賬準備

應收款項指應收賬款及其他應收款。本集團對可能發生的壞賬損失採用備抵法核算。應收款項以實際發生額減去壞賬準備後的淨額列示。應收款項包括應收關聯方款項及應收非關聯方款項。

本集團對可能發生的壞賬損失按年末應收款項餘額(包括應收關聯方金額)之可回收性計提壞賬準備。管理層採用賬齡分析法及根據以往的經驗、債務單位的財務及實際經營情況合理地估計是否須計提壞賬準備。在扣除管理層認為無回收問題的應收款項後，對其餘應收款按賬齡一年至二年及二年以上的分別計提50%及100%的一般性壞賬準備。

對於有確鑿證據表明應收款項確實無法收回時，如債務單位已撤銷、破產、資不抵債或現金流量嚴重不足等，確認為壞賬，並沖銷已提取的相應壞賬準備。

## 2 主要會計政策、會計估計和合併會計報表的編製方法 *(續)*

### (h) 存貨

存貨包括原材料、在產品、產成品、低值易耗品和包裝物等，按成本與可變現淨值孰低列示。

存貨於取得時按實際成本入賬。原材料和產成品發出時的成本按加權平均法核算，低值易耗品及部份包裝物按1-5年之使用年限採用直線法攤銷核算成本。產成品和在產品成本包括原材料，直接工資及按正常生產能力下適當百分比分攤的所有間接生產費用。

可變現淨值按正常生產經營過程中，以估計售價減去估計至完工將要發生的成本、銷售費用及相關稅金後的金額確定。

存貨一經出售，其賬面價值在相應收入的確認期間內即被確認為成本。存貨跌價減值或存貨損失的金額在減值或損失發生的當期確認為費用。若此後存貨的淨變現價值有所增加，則應將以前已確認的存貨減值轉回，並於轉回當期作為費用的減少。

### (i) 長期投資

長期投資包括本公司對子公司、合營企業和聯營企業的股權投資及其他準備持有超過一年的股權投資、不能或不準備隨時變現的債券和其他債權投資。

#### *(1) 股權投資*

子公司是指本公司直接或間接擁有其50%以上（不含50%）的表決權資本、或者是有權決定其財務和經營政策的被投資單位；合營企業是指本公司與其他合營者能共同控制的被投資單位；聯營企業一般是指本公司佔該企業表決權資本總額的20%以上（不含20%）至50%以下（不含50%）、或對其財務和經營決策有重大影響的被投資單位。

長期股權投資的成本按投資時實際支付的價款或按投出非現金資產的賬面價值加上相關稅費入賬。本公司對子公司、合營企業和聯營企業的長期股權投資，採用權益法核算；對其他準備持有超過一年的股權投資採用成本法核算。

二零零三年三月十七日前發生的長期股權投資採用權益法核算時，初始投資成本與應享有被投資單位所有者權益份額之間的差額，採用直線法按10年攤銷。二零零三年三月十七日後發生的長期股權投資採用權益法核算時，初始投資成本小於應享有被投資單位所有者權益份額的差額，作為資本公積；初始投資成本大於應享有被投資單位所有者權益份額的差額，採用直線法按10年攤銷。

採用權益法核算時，投資損益按應享有或應分擔的被投資企業當年實現的淨利潤或發生的淨虧損的份額確認，在被投資企業宣告分派股利時相應沖減長期股權投資。採用成本法核算時，投資收益在被投資企業宣告分派股利時確認。

(i) 長期投資 *(續)*

*(2) 債權投資*

長期債權投資按實際支付的全部價款減去已到付息期但尚未領取的債權利息，作為實際成本。

(j) **固定資產和折舊**

固定資產包括為生產商品或經營管理而持有的，使用年限在一年以上的房屋、建築物、機器與設備等。從二零零一年一月一日起利用土地建造自用項目時，土地使用權的賬面價值構成房屋、建築物成本的一部分。

購置或新建的固定資產按取得時的成本作為入賬價值。對本公司在改制時進行評估的固定資產，按原有股東所同意而經中國國家國有資產管理局確認後的評估值作為入賬價值。

固定資產折舊採用直線法並按其入賬價值減去預計淨殘值後在預計使用年限內計提。如已對固定資產計提了減值準備，則按該固定資產的賬面價值及尚可使用年限重新確定折舊率和折舊額。

固定資產的預計使用年限、淨殘值率及年折舊率列示如下：

| | 預計使用年限 | 預計淨殘值率 | 年折舊率 |
|---|---|---|---|
| 土地及建築物 | | | |
| 一 成本 | 20-40年 | 3% | 2.4%至4.9% |
| 一 土地使用權 | 50年 | 0% | 2% |
| 機器設備 | 5-14年 | 3% | 6.9%至19.4% |
| 運輸工具 | 5-12年 | 3% | 8.1%至19.4% |
| 其他設備 | 5-10年 | 3% | 9.7%至19.4% |

發生固定資產出售、轉讓、報廢或毀損的處置收入扣除其賬面價值和相關稅費後的差額計入營業外收入／支出。

固定資產的修理及維護的支出於發生時計入當期費用。固定資產的重大改建、擴建、改良及裝修等發生的後續支出，在使該固定資產可能流入企業的經濟利益超過了原先的估計時，予以資本化；重大改建、擴建及改良等發生的後續支出按直線法於固定資產尚可使用年限期間內計提折舊，裝修支出按直線法在預計受益期間內計提折舊。

本集團於資產負債表日，對固定資產進行全面檢查，如果由於市價持續下跌，或技術陳舊、損壞，長期閒置等原因導致其可收回金額低於其賬面價值的固定資產，將按其可收回金額低於其賬面價值的差額計提資產減值準備；當固定資產在實質上已經不能再帶來經濟利益時，將個別予以全額計提減值準備。有關減值準備應計入當年度損益。

## 2 主要會計政策、會計估計和合併會計報表的編製方法 *(續)*

### (k) 在建工程

在建工程指正在興建中或安裝中的資本性資產，以實際發生的支出作為工程成本入賬。成本的計價包括建築費用及其他直接費用、機器設備原價、安裝費用，還包括在達到預定可使用狀態之前為該項目專門借款所發生的借款費用。在建工程在達到預定可使用狀態時，轉入固定資產並開始計提折舊。

於資產負債表日，本集團對在建工程進行全面檢查，對於長期停建並且預計未來三年內不會重新開展工程的；在性能上及在技術上已經落後並且帶來的經濟利益具有很大的不確定性的；以及其他足以證明已經發生減值的在建工程，對於可收回金額低於賬面價值的差額，計提減值準備並計入當期損益。

### (l) 無形資產和攤銷

無形資產包括土地使用權、商標使用權、電腦軟體使用權及專有技術等，以成本減去累計攤銷後的淨額列示。

土地使用權以支付土地出讓金方式取得的土地使用權或購入的土地使用權，按照實際支付的價款作為實際成本，於開始建造項目前作為無形資產核算。並採用直線法按土地使用權期限攤銷。二零零一年一月一日起，利用土地建造項目時，將土地使用權的賬面價值全部轉入在建工程成本。

商標使用權主要包括本集團於一九九三年六月十六日重組時，由原有股東作為資本投入的「青島啤酒」商標。該商標使用權是以中國國家國有資產管理局認定的評估值入賬，採用直線法按40年平均攤銷。

其他商標使用權是於收購控股子公司時取得，按照其收購時價值入賬，並按其估計之使用年限由5至10年平均攤銷。

對自行開發專有技術而發生的研究與開發費用，於發生時確認為當期費用。本集團的專有技術是於控股子公司重組時，由少數股東作為資本投入。此專有技術按照控股子公司及各股東議定之金額入賬，並按照10年平均攤銷。

本集團定期檢查各無形資產預計的未來經濟獲利能力。當有證據表明無形資產已經發生減值時，對預計可收回金額低於其賬面價值的部分計提減值準備。

### (m) 長期待攤費用

長期待攤費用包括廣告費用、大廈使用權、綠化費用、改造費用及已經支出但攤銷期限在一年以上(不含一年)的各項費用，按預計受益期間分期平均攤銷，並以實際支出減去累計攤銷後的淨額列示。

所有籌建期間所發生的費用，先在長期待攤費用中歸集，待企業開始生產經營的當月起一次計入損益。

**(n) 借款**

借款以實際收到的金額入賬。因借款所產生的輔助費用，於發生當期確認為費用。

為購建固定資產而發生專門供款所產生的利息、輔助費用及外幣匯兑差額等借款費用，在資產支出及借款費用已經發生、並且為使資產達到預定可使用狀態所必要的購建活動已經開始時，開始資本化，計入該資產的成本。當購建的固定資產達到預定可使用狀態時停止資本化，以後發生的借款費用計入當期損益。

借款費用中的每期利息費用，按當期購建固定資產累計支出加權平均數與相關借款的加權平均利率，在不超過當期專門借款實際發生的利息費用的範圍內，確定資本化金額。

**(o) 可轉換公司債券**

可轉換公司債券在發行以及轉換為股份之前，按照實際的發行價格總額，作負債處理；債券發行價格總額與債券面值總額的差額，作為債券溢價或折價，在債券的存續期間內按直線法於計提利息時攤銷，並按借款費用的處理原則處理。當可轉換公司債券持有人行使轉換權利，將其持有的債券轉換為股份時，應按其賬面價值結轉；可轉換公司債券賬面價值與可轉換股份面值的差額，減去支付的現金後的餘額，作為資本公積處理。

**(p) 預計負債**

當因過去的交易或事項而需在當期形成某些現時義務，同時該義務的履行很可能會導致經濟利益的流出，且對金額能夠可靠計量時，確認為預計負債。

**(q) 利潤分配**

股東大會批准的現金股利分配方案於批准的當期從股東權益轉出。

**(r) 收入確認**

***(i) 銷售產品***

在已將產品所有權上的主要風險和報酬轉移給購貨方，並不再對該產品實施繼續管理和控制，與交易相關的經濟利益能夠流入本集團，相關的收入和成本能夠可靠計量時確認。

銷售折讓在實際發生時沖減當期收入。

***(ii) 其他收入***

利息收入按存款及委託貸款的存期及貸款期時間比例和實際的收益率計算確認。

補貼收入於收到時確認。

## 2 主要會計政策、會計估計和合併會計報表的編製方法 *(續)*

### (s) 所得稅的會計處理方法

本集團所得稅是根據會計報表所列示的稅前利潤，調整不須繳納稅金或不可扣除的各項收支項目，並考慮所有的稅賦優惠後按適用稅率計算。

本集團企業對所得稅費用的會計處理採用納稅影響會計法。遞延稅款按債務法根據時間性差異計算。時間性差異為因有關稅收法規與會計制度在確認收入、費用或損益時的時間不同而產生的差異。時間性差異按現行適用的稅率對年末累計的所得稅影響金額進行調整。

時間性差異在近期轉回且可能有足夠的應納稅所得額可以抵減時，其產生的遞延稅款借項予以確認。

### (t) 合併會計報表的編製方法

合併會計報表包括本公司及納入合併範圍的子公司，是根據中華人民共和國財政部財會字[1995]11號文《關於印發合併會計報表的暫行規定》及相關規定編製。

從取得子公司的實際控制權之日起，本公司開始將其相應期間的收入、成本、利潤予以合併；從喪失實際控制權之日起停止合併。本公司和子公司之間所有重大往來餘額、交易及未實現利潤已在合併會計報表編製時予以抵銷。納入合併範圍的子公司的所有者權益中不屬於本集團所擁有的部分作為少數股東權益在合併會計報表中單獨列示。

當納入合併範圍的子公司與本公司採用的會計政策不一致，且由此產生的差異對合併報表影響較大時，按本公司執行的會計政策予以調整。

## 3 非貨幣性交易

本集團及本公司於本期間並無發生其他重大非貨幣性交易。

## 4 季節性、周期性收入說明

每年的夏季及秋季(5月至10月)為啤酒銷售的旺季，其銷售量一般為淡季期間(11月至次年4月)的1至2倍。

## 5 控股子公司及聯營公司

(a) 於二零零三年十二月三十一日，本公司的主要控股子公司資料如下：

| 控股子公司名稱 | 註冊及主要經營地點 | 註冊資本 | 本公司所佔權益比例(%) 直接持有 | 間接持有 | 主要業務 |
|---|---|---|---|---|---|
| 深圳市青島啤酒華南投資有限公司(「華南投資」) | 中國深圳 | 人民幣200,000,000 | 95% | — | 控股公司 |
| 青島啤酒(珠海)有限公司(「珠海公司」) | 中國珠海 | 人民幣60,000,000 | — | 72.83% | 國內啤酒生產及銷售 |
| 青島啤酒(三水)有限公司(「三水公司」) | 中國三水 | 人民幣41,335,505 | — | 71.25% | 國內啤酒生產及銷售 |
| 青島啤酒(郴州)有限公司(「郴州公司」) | 中國郴州 | 人民幣70,000,000 | — | 84.36% | 國內啤酒生產及銷售 |
| 青島啤酒(黃石)有限公司(「黃石公司」) | 中國黃石 | 人民幣5,000,000 | — | 90.25% | 國內啤酒生產及銷售 |
| 青島啤酒(應城)有限公司 | 中國應城 | 人民幣5,000,000 | — | 90.25% | 國內啤酒生產及銷售 |
| 深圳青島啤酒朝日有限公司(「深朝日」) | 中國深圳 | 美元30,000,000 | 51% | — | 啤酒生產及銷售 |
| 深圳市青島啤酒華南營銷有限公司(「深銷售」) | 中國深圳 | 人民幣20,000,000 | 95% | — | 國內啤酒貿易 |
| 青島啤酒華東控股有限公司 | 中國上海 | 人民幣100,000,000 | 95% | — | 控股公司 |
| 青島啤酒華東上海銷售有限公司 | 中國上海 | 人民幣3,000,000 | — | 94.05% | 國內啤酒貿易 |
| 青島啤酒華東南京銷售有限公司 | 中國南京 | 人民幣1,000,000 | — | 93.88% | 國內啤酒貿易 |
| 青島啤酒(上海)有限公司 | 中國上海 | 人民幣50,000,000 | — | 90.25% | 國內啤酒生產及銷售 |

## 5 控股子公司及聯營公司*(續)*

(a) 於二零零三年十二月三十一日，本公司的主要控股子公司資料如下：*(續)*

| 控股子公司名稱 | 註冊及主要經營地點 | 註冊資本 | 本公司所佔權益比例(%) *直接持有* | *間接持有* | 主要業務 |
|---|---|---|---|---|---|
| 青島啤酒(蕪湖)有限公司 | 中國蕪湖 | 人民幣20,000,000 | — | 85.50% | 國內啤酒生產及銷售 |
| 青島啤酒(馬鞍山)有限公司 | 中國馬鞍山 | 人民幣5,000,000 | — | 90.25% | 國內啤酒生產及銷售 |
| 青島啤酒上海松江有限公司(「上海松江」) | 中國上海 | 美元36,640,000 | 75% | — | 國內啤酒生產及銷售 |
| 青島啤酒(蔣光)有限公司(「蔣光公司」) | 中國蔣光 | 人民幣60,606,060 | 99% | — | 國內啤酒生產及銷售 |
| 青島啤酒(濰坊)有限公司(「濰坊公司」) | 中國濰坊 | 人民幣5,000,000 | 70% | — | 國內啤酒生產及銷售 |
| 青島啤酒(安丘)有限公司 | 中國安丘 | 人民幣5,000,000 | 95% | — | 國內啤酒生產及銷售 |
| 青島啤酒第三有限公司 | 中國平度 | 人民幣10,000,000 | 95% | — | 國內啤酒生產及銷售 |
| 青島啤酒(徐州)有限公司 | 中國沛縣 | 人民幣39,336,899 | 66% | — | 國內啤酒生產及銷售 |
| 青島啤酒(徐州彭城)有限公司 | 中國彭城 | 人民幣5,000,000 | 90% | — | 國內啤酒生產及銷售 |
| 青島啤酒(薛城)有限公司 | 中國薛城 | 人民幣45,000,000 | 85% | — | 國內啤酒生產及銷售 |
| 青島啤酒(滕州)有限公司(「滕州公司」) | 中國滕州 | 人民幣15,000,000 | 95% | — | 國內啤酒生產及銷售 |
| 青島啤酒(台兒莊)麥芽有限公司 | 中國台兒莊 | 人民幣5,000,000 | — | 86.20% | 國內麥芽製造及貿易 |

## 5 控股子公司及聯營公司 *(續)*

(a) 於二零零三年十二月三十一日，本公司的主要控股子公司資料如下：*(續)*

| 控股子公司名稱 | 註冊及主要經營地點 | 註冊資本 | 本公司所佔權益比例(%) 直接持有 | 間接持有 | 主要業務 |
|---|---|---|---|---|---|
| 北京青島啤酒三環有限公司(「三環公司」) | 中國北京 | 美元28,900,000 | 29% *(附註41(a))* | 25% *(附註41(a))* | 國內啤酒生產及銷售 |
| 北京五星青島啤酒有限公司(「五星公司」) | 中國北京 | 人民幣862,000,000 | 37.64% | 25% | 國內啤酒生產及銷售 |
| 青島啤酒(福州)有限公司(「福州公司」) | 中國福州 | 美元26,828,100 | 75% | 25% | 國內啤酒生產及銷售 |
| 青島啤酒(廊坊)有限公司(「廊坊公司」) | 中國廊坊 | 人民幣10,000,000 | 95% | — | 國內啤酒生產及銷售 |
| 青島啤酒西安有限責任公司(「西安公司」) | 中國西安 | 人民幣222,200,000 | 76.10% | — | 國內啤酒生產及銷售 |
| 青島啤酒渭南有限責任公司 | 中國渭南 | 人民幣50,000,000 | 28% | 54.79% | 國內啤酒生產及銷售 |
| 青島啤酒(鞍山)有限公司 | 中國鞍山 | 人民幣50,000,000 | 60% | — | 國內啤酒生產及銷售 |
| 青島啤酒(興凱湖)有限公司(「興凱湖公司」) | 中國雞西 | 人民幣20,000,000 | 95% | — | 國內啤酒生產及銷售 |
| 青島啤酒(密山)有限公司(「密山公司」) | 中國密山 | 人民幣20,000,000 | 95% | — | 國內啤酒生產及銷售 |
| 青島啤酒(哈爾濱)有限公司(「哈爾濱公司」) | 中國哈爾濱 | 人民幣22,000,000 | 95% | — | 國內啤酒生產及銷售 |
| 青島啤酒(蓬萊)有限公司(「蓬萊公司」) | 中國蓬萊 | 人民幣37,500,000 | 80% | — | 國內啤酒生產及銷售 |

## 5 控股子公司及聯營公司 *(續)*

(a) 於二零零三年十二月三十一日，本公司的主要控股子公司資料如下：*(續)*

| 控股子公司名稱 | 註冊及主要經營地點 | 註冊資本 | 本公司所佔權益比例(%) | | 主要業務 |
|---|---|---|---|---|---|
| | | | *直接持有* | *間接持有* | |
| 青島啤酒(榮成)有限公司(「榮成公司」) | 中國榮成 | 人民幣20,000,000 | 70% | — | 國內啤酒生產及銷售 |
| 青島啤酒集團進出口有限公司 | 中國青島 | 人民幣11,000,000 | 97.73% | — | 進出口啤酒貿易 |
| 青島啤酒集團銷售有限公司 | 中國青島 | 人民幣5,000,000 | 95% | — | 國內啤酒貿易 |
| 青島啤酒(第五)有限公司(「第五公司」) | 中國青島 | 人民幣34,610,000 | 93.79% | — | 國內啤酒生產及銷售 |
| 青島啤酒開發有限公司 | 中國青島 | 人民幣1,320,000 | 100% | — | 國內啤酒貿易 |
| 青島啤酒(平原)有限公司 | 中國平原 | 人民幣5,000,000 | 90% | — | 國內啤酒生產及銷售 |
| 青島啤酒(日照)有限公司 | 中國日照 | 人民幣10,000,000 | 95% | — | 國內啤酒生產及銷售 |
| 青島啤酒(菏澤)有限公司 | 中國菏澤 | 人民幣10,000,000 | 90% | — | 國內啤酒生產及銷售 |
| 青島啤酒(重慶)有限公司 | 中國重慶 | 人民幣7,000,000 | 95% | — | 國內啤酒生產及銷售 |
| 青島啤酒(台州)有限公司 | 中國台州 | 人民幣10,000,000 | 95% | — | 國內啤酒生產及銷售 |
| 青島啤酒(香港)貿易有限公司(「香港公司」) | 中國香港 | 港幣500,000 | 100% | — | 香港啤酒貿易 |
| 青島啤酒(漢中)有限公司 | 中國漢中 | 人民幣29,410,000 | — | 50.23% | 國內啤酒生產及貿易 |

## 5 控股子公司及聯營公司 *(續)*

(a) 於二零零三年十二月三十一日，本公司的主要控股子公司資料如下：*(續)*

| 控股子公司名稱 | 註冊及主要經營地點 | 註冊資本 | 本公司所佔權益比例(%) | | 主要業務 |
|---|---|---|---|---|---|
| | | | *直接持有* | *間接持有* | |
| 青島啤酒(斗門)麥芽有限公司(「斗門公司」) | 中國珠海 | 人民幣10,000,000 | — | 85.82% *(附註41(c))* | 國內麥芽製造及貿易 |
| 青島啤酒(瀘州)有限公司(「瀘州公司」) | 中國瀘州 | 人民幣111,110,000 | 95%(b(i)) | — | 國內啤酒生產及銷售 |
| 青島啤酒(南京)有限公司 | 中國南京 | 美元5,000,000 | 75% | — | 國內啤酒生產及貿易 |
| 青島啤酒(宿遷)有限公司 | 中國宿遷 | 人民幣10,000,000 | 95% | — | 國內啤酒生產及貿易 |
| 北京青島啤酒北方銷售公司 | 中國北京 | 人民幣29,980,000 | 80% | 14.25% | 國內啤酒貿易 |
| 哈爾濱東北青島啤酒銷售有限公司 | 中國哈爾濱 | 人民幣10,000,000 | 85% | 14.25% | 國內啤酒貿易 |
| 青島啤酒(嶗山)有限公司 | 中國青島 | 人民幣16,635,592 | 50% | 46.90% | 國內啤酒生產及貿易 |
| 青島啤酒(滕州)淮海銷售有限公司 | 中國滕州 | 人民幣500,000 | — | 90% | 國內啤酒貿易 |
| 青島啤酒(蘇州)有限公司 | 中國太倉 | 人民幣5,000,000 | 10% | 85.50% | 國內啤酒生產及貿易 |
| 青島啤酒華東杭州銷售有限公司 | 中國杭州 | 人民幣1,000,000 | — | 94.05% | 國內啤酒貿易 |
| 青島啤酒華東蘇州銷售有限公司 | 中國蘇州 | 人民幣3,000,000 | — | 76.10% | 國內啤酒貿易 |
| 青島啤酒西南銷售有限公司 | 中國成都 | 人民幣2,000,000 | 60% | 30% | 國內啤酒貿易 |

## 5 控股子公司及聯營公司 *(續)*

(a) 於二零零三年十二月三十一日，本公司的主要控股子公司資料如下：*(續)*

| 控股子公司名稱 | 註冊及主要經營地點 | 註冊資本 | 本公司所佔權益比例(%) | | 主要業務 |
|---|---|---|---|---|---|
| | | | *直接持有* | *間接持有* | |
| 青島啤酒(隨州)有限公司(「隨州公司」) | 中國隨州 | 人民幣24,000,000 | — | 85.50% | 國內啤酒生產及銷售 |
| 青島啤酒(天門)有限公司 | 中國天門 | 人民幣18,000,000 | — | 85.50% | 國內啤酒生產及銷售 |
| 青島啤酒(台州)銷售有限公司 | 中國台州 | 人民幣6,800,000 | — | 48.45% | 國內啤酒貿易 |
| 青島祥宏商務有限公司 | 中國青島 | 人民幣1,000,000 | 95% | — | 汽車租賃 |
| 青島啤酒招商物流有限公司 | 中國青島 | 人民幣2,000,000 | 51% | — | 物流服務與管理 |
| 郴州市青島啤酒銷售有限公司 | 中國郴州 | 人民幣1,000,000 | — | 94.69% | 國內啤酒貿易 |
| 青島啤酒魯中(濰坊)銷售有限公司 | 中國濰坊 | 人民幣2,000,000 | — | 90.30% | 國內啤酒貿易 |
| 青島啤酒(廈門)有限公司(「廈門公司」) | 中國廈門 | 人民幣10,000,000 | 75%(b(ii)) | 25%(b(ii)) | 國內啤酒生產及銷售 |
| 青島啤酒(廈門)銷售有限公司 | 中國廈門 | 人民幣1,000,000 | — | 40% | 國內啤酒貿易 |
| 青島啤酒海豐倉儲有限公司 | 中國青島 | 人民幣1,000,000 | — | 53.75% | 倉儲、加工、運輸 |
| 青島啤酒寶雞有限公司(「青啤寶雞公司」) | 中國寶雞 | 人民幣1,000,000 | 30%(d) | 53.27%(d) | 國內啤酒生產及銷售 |

## 5 控股子公司及聯營公司 *(續)*

### (a) 於二零零三年十二月三十一日，本公司的主要控股子公司資料如下：*(續)*

本期間內，本集團新收購／成立的控股子公司的資料如下：

| 新控股子公司名稱 | 成立／收購日期 | 註冊及主要經營地點 | 註冊和實收資本 | 本公司所佔權益的比例(%) 直接持有 | 本公司所佔權益的比例(%) 間接持有 | 主要業務 |
|---|---|---|---|---|---|---|
| 徐州彭城啤酒銷售有限公司 | 二零零四年一月 | 中國徐州 | 人民幣5,000,000 | — | 83.80% | 啤酒銷售 |
| 青島啤酒(長沙)有限公司*(i)* | 二零零四年一月 | 中國長沙 | 人民幣68,000,000 | 70% | 28.50% | 國內啤酒生產及銷售 |

(i) 於二零零四年一月，本公司與本公司之控股子公司華南投資合資成立青島啤酒(長沙)有限公司(「長沙公司」)，長沙公司的註冊資本為10,000,000元，其中本公司以現金出資7,000,000元，佔長沙公司註冊資本的70%；華南投資以現金出資3,000,000元，佔長沙公司註冊資本的30%。二零零四年三月，經公司董事會批准，本公司與華南投資共同向長沙公司進行增資，其中，本公司以現金增資40,600,000元，華南投資以現金增資17,400,000元。增資後，長沙公司註冊資本由10,000,000元增加至68,000,000元，本公司與華南投資所持長沙公司的權益比例保持不變。

### (b) 本公司所持以下控股子公司的權益於本期間內產生變動如下：

(i) 二零零四年五月，本公司與四川火炬化工集團有限公司(「四川火炬」)簽署股權轉讓協議，本公司以約34,296,000元的價格受讓四川火炬持有的瀘州公司40%之權益，本次交易後，本公司對瀘州公司之權益由55%增加至95%。

(ii) 二零零四年五月，香港公司分別購買本公司及歐美投資集團有限公司所持有的廈門公司5%和20%股權的相關手續已經完成。另外，本公司與香港公司分別對廈門公司增資60,000,000元和20,000,000元的事項已經獲得廈門市外商投資局的批准，並於二零零四年七月辦理完畢工商變更登記手續。本次增資後，廈門公司註冊資本由10,000,000元增加為90,000,000元。本公司與香港公司所佔廈門公司的權益比例保持不變。

## 5 控股子公司及聯營公司(續)

(c) 於二零零四年六月三十日，本集團的主要聯營公司資料如下：

| 聯營公司名稱 | 註冊及主要經營地點 | 註冊資本 | 本集團所佔權益比例(%) | | 主要業務 | 期末投資餘額 |
|---|---|---|---|---|---|---|
| | | | 直接持有 | 間接持有 | | |
| 青島啤酒(揚州)有限公司 | 中國揚州 | 人民幣5,000,000 | 20% | — | 國內生產及銷售啤酒 | — |
| 青華國際貿易發展有限公司(「青華國際」) | 加拿大 | 美元500,000 | 50% | — | 國際貿易及啤酒銷售 | 2,077,625 |
| 青島啤酒朝日飲品有限公司 | 中國青島 | 人民幣70,000,000 | — | 37.52% | 國內生產及銷售茶飲料 | 21,291,514 |
| 南寧青島啤酒有限公司(「南寧公司」)*(i)* | 中國南寧 | 人民幣730,000,000 | — | 30% | 國內生產及銷售啤酒 | 115,332,220 |

(i) 本公司之控股子公司華南投資受讓泰聯釀造(開曼群島)有限公司(「泰聯釀造」)持有的南寧公司30%股權的相關手續已於二零零四年六月辦理完畢，初始投資成本低於應享有的被投資單位所有者權益份額之部分計入了資本公積(附註26(i))。同年五月，華南投資與泰聯釀造簽署股權轉讓協議，華南投資將以約200,880,000元的代價受讓泰聯釀造持有的南寧公司額外45%股權。截至報告期末止，該增持股權轉讓事項正由國家商務部履行審批手續。上述股權轉讓完成後，本公司對南寧公司之間接權益將由30%增加到75%。

(d) 二零零三年，本公司控股子公司西安公司與陝西寶雞啤酒股份有限公司(「寶啤公司」)簽署租賃合同，由本公司與西安公司共同投資設立的青啤寶雞公司租賃經營寶啤公司除流動資產以外的全部資產，並負責租賃期間所有與租用資產及借用員工有關的營運成本。

二零零四年五月，青啤寶雞公司與寶啤公司第一大股東陝西省寶雞酒精廠(「寶雞酒精」)簽訂租賃合同，由青啤寶雞公司以借用寶雞酒精職工及承擔相關工資保險費用為對價租賃經營寶雞酒精的房屋、土地、設備等資產。

## 6 貨幣資金

### (a) 集團

| | （未經審計）二零零四年六月三十日 | | | 二零零三年十二月三十一日 | | |
|---|---|---|---|---|---|---|
| | 原幣值金額 | 折算匯率 | 折合人民幣 | 原幣值金額 | 折算匯率 | 折合人民幣 |
| 人民幣現金 | | | 1,872,457 | | | 1,953,642 |
| 人民幣銀行存款 | | | 1,532,062,679 | | | 889,531,221 |
| 小計 | | | 1,533,935,136 | | | 891,484,863 |
| 外幣存款 | | | | | | |
| — 美元 | 5,305,615 | 8.2767 | 43,913,198 | 4,965,005 | 8.2770 | 41,094,545 |
| — 港幣 | 51,375,783 | 1.0617 | 54,546,033 | 301,212 | 1.0660 | 321,000 |
| 貨幣資金合計 | | | 1,632,394,367 | | | 932,900,408 |

### (b) 公司

| | （未經審計）二零零四年六月三十日 | | | 二零零三年十二月三十一日 | | |
|---|---|---|---|---|---|---|
| | 原幣值金額 | 折算匯率 | 折合人民幣 | 原幣值金額 | 折算匯率 | 折合人民幣 |
| 人民幣現金 | | | 704,392 | | | 815,229 |
| 人民幣銀行存款 | | | 695,418,452 | | | 217,644,766 |
| 小計 | | | 696,122,844 | | | 218,459,995 |
| 外幣存款 | | | | | | |
| — 美元 | 2,572,893 | 8.2767 | 21,295,080 | 4,751,007 | 8.2770 | 39,323,257 |
| — 港幣 | — | — | — | 39,888 | 1.0660 | 42,508 |
| 貨幣資金合計 | | | 717,417,924 | | | 257,825,760 |

## 6 貨幣資金 *(續)*

### (c) 列示於現金流量表的現金及現金等價物包括

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | (未經審計)<br>二零零四年<br>六月三十日<br>人民幣元 | 二零零三年<br>十二月三十一日<br>人民幣元 | (未經審計)<br>二零零四年<br>六月三十日<br>人民幣元 | 二零零三年<br>十二月三十一日<br>人民幣元 |
| 貨幣資金 | **1,632,394,367** | 932,900,408 | **717,417,924** | 257,825,760 |
| 減：三個月以上的定期存款 | **(31,024,144)** | (12,015,816) | **(28,000,000)** | — |
| 受到限制的銀行存款*(i)* | **(22,050,700)** | (83,134,965) | **—** | (28,000,000) |
| 合計 | **1,579,319,523** | 837,749,627 | **689,417,924** | 229,825,760 |

(i) 受到限制的銀行存款主要是本集團為取得銀行承兑匯票按規定存入銀行的款項。

## 7 應收票據

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | (未經審計)<br>二零零四年<br>六月三十日 | 二零零三年<br>十二月三十一日 | (未經審計)<br>二零零四年<br>六月三十日 | 二零零三年<br>十二月三十一日 |
| 銀行承兑匯票 | **98,054,616** | 50,883,184 | **19,119,400** | 5,454,500 |

以上承兑匯票均無用作質押。

## 8 應收賬款及長期應收賬款

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | (未經審計)<br>二零零四年<br>六月三十日 | 二零零三年<br>十二月三十一日 | (未經審計)<br>二零零四年<br>六月三十日 | 二零零三年<br>十二月三十一日 |
| 應收賬款及長期應收賬款 | **436,605,755** | 363,651,899 | **287,242,130** | 308,783,195 |
| 減：壞賬準備 | **(154,747,698)** | (144,639,318) | **(83,687,855)** | (81,066,480) |
| 合計 | **281,858,057** | 219,012,581 | **203,554,275** | 227,716,715 |

## 8 應收賬款及長期應收賬款 *(續)*

應收賬款及長期應收賬款的賬齡及相應的壞賬準備分析如下：

**(a) 集團**

| | (未經審計) 二零零四年六月三十日 | | | | 二零零三年十二月三十一日 | | | |
|---|---|---|---|---|---|---|---|---|
| | 金額 | 比例(%) | 壞賬準備 | 已計提 比例(%) | 金額 | 比例(%) | 壞賬準備 | 已計提 比例(%) |
| 一年以內 | 199,103,037 | 45.60% | (7,933,437) | 3.98% | 128,795,973 | 35.42% | (2,599,211) | 2.02% |
| 一到二年 | 33,447,490 | 7.66% | (8,745,458) | 26.15% | 42,273,098 | 11.62% | (12,591,434) | 29.79% |
| 二到三年 | 36,003,967 | 8.25% | (33,937,319) | 94.26% | 28,272,347 | 7.77% | (19,311,432) | 68.31% |
| 三年以上 | 168,051,261 | 38.49% | (104,131,484) | 61.96% | 164,310,481 | 45.19% | (110,137,241) | 67.03% |
| 合計 | 436,605,755 | 100.00% | (154,747,698) | 35.44% | 363,651,899 | 100.00% | (144,639,318) | 39.77% |

於二零零四年六月三十日，本集團應收賬款及長期應收賬款前五名金額合計約為130,319,000元(二零零三年十二月三十一日：123,213,000元)，佔應收賬款及長期應收賬款合計的30%(二零零三年十二月三十一日：34%)。

本集團於本期間從應收賬款及長期應收賬款壞賬準備沖銷確定不能回收的應收賬款合共約641,000元(二零零三年：27,131,000元)。

**(b) 公司**

| | (未經審計) 二零零四年六月三十日 | | | | 二零零三年十二月三十一日 | | | |
|---|---|---|---|---|---|---|---|---|
| | 金額 | 比例(%) | 壞賬準備 | 已計提 比例(%) | 金額 | 比例(%) | 壞賬準備 | 已計提 比例(%) |
| 一年以內 | 128,788,683 | 44.84% | (15,540) | 0.01% | 144,130,872 | 46.68% | (1,400,839) | 0.97% |
| 一到二年 | 12,566,053 | 4.37% | (1,298,214) | 10.33% | 29,827,429 | 9.66% | (6,378,960) | 21.39% |
| 二到三年 | 27,620,687 | 9.62% | (26,837,124) | 97.16% | 18,646,014 | 6.04% | (11,010,959) | 59.05% |
| 三年以上 | 118,266,707 | 41.17% | (55,536,977) | 46.96% | 116,178,880 | 37.62% | (62,275,722) | 53.60% |
| 合計 | 287,242,130 | 100.00% | (83,687,855) | 29.13% | 308,783,195 | 100.00% | (81,066,480) | 26.25% |

於二零零四年六月三十日，本公司應收賬款及長期應收賬款前五名金額合計約為130,319,000元(二零零三年十二月三十一日：185,203,000元)，佔應收賬款及長期應收賬款合計的45%(二零零三年十二月三十一日：60%)。

本公司於本期間沒有從應收賬款及長期應收賬款壞賬準備中沖銷確定不能回收的應收賬款(二零零三年：18,246,000元)。

於二零零四年六月三十日，本集團及本公司的應收賬款及長期應收賬款中，均無持有本公司5%(含5%)以上表決權股份的股東的欠款。

## 8 應收賬款及長期應收賬款 *(續)*

(c) 於二零零一年度，本集團及本公司與一名客戶及一關聯公司（合稱「欠款人」）就合計105,000,000元的應收賬款（「欠款」）達成還款協議。根據有關協議欠款人將於二零零二年一月一日起按八年分期歸還整項欠款。同時，關聯公司青島啤酒集團有限公司對欠款提供擔保。於二零零四年六月三十日，整項欠款已計提部分壞賬準備，餘額約10,000,000元及53,808,000元尚未清償的欠款分別在本集團及本公司的資產負債表中應收賬款及長期應收賬款內反映（附註38(a)(ii)）。

## 9 其他應收款

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **（未經審計）** | | **（未經審計）** | |
| | **二零零四年六月三十日** | 二零零三年十二月三十一日 | **二零零四年六月三十日** | 二零零三年十二月三十一日 |
| 應收控股子公司款 | **—** | — | **214,182,943** | 219,590,544 |
| 應收關聯企業款 | **54,548,889** | 43,107,633 | **19,253,001** | 25,145,973 |
| 其他應收款 | **297,545,121** | 318,879,075 | **131,090,115** | 37,986,461 |
| | **352,094,010** | 361,986,708 | **364,526,059** | 282,722,978 |
| 減：壞賬準備 | **(54,662,891)** | (54,319,553) | **(30,337,052)** | (32,414,087) |
| 合計 | **297,431,119** | 307,667,155 | **334,189,007** | 250,308,891 |

其他應收款的賬齡及相應的壞賬準備分析如下：

### (a) 集團

| | （未經審計）二零零四年六月三十日 | | | | 二零零三年十二月三十一日 | | | |
|---|---|---|---|---|---|---|---|---|
| | 金額 | 比例(%) | 壞賬準備 | 已計提比例(%) | 金額 | 比例(%) | 壞賬準備 | 已計提比例(%) |
| 一年以內 | **228,520,058** | **64.90%** | **(3,816,596)** | **1.67%** | 228,986,949 | 63.25% | (2,247,352) | 0.98% |
| 一到二年 | **51,712,903** | **14.69%** | **(7,291,128)** | **14.10%** | 55,260,608 | 15.27% | (3,268,823) | 5.92% |
| 二到三年 | **8,966,458** | **2.55%** | **(7,082,865)** | **78.99%** | 38,041,855 | 10.51% | (11,479,889) | 30.18% |
| 三年以上 | **62,894,591** | **17.86%** | **(36,472,302)** | **57.99%** | 39,697,296 | 10.97% | (37,323,489) | 94.02% |
| 合計 | **352,094,010** | **100.00%** | **(54,662,891)** | **15.53%** | 361,986,708 | 100.00% | (54,319,553) | 15.01% |

於二零零四年六月三十日，本集團其他應收款前五名金額合計約為186,258,000元（二零零三年十二月三十一日：143,265,000元），佔其他應收款的53%（二零零三年十二月三十一日：40%）。

## 9 其他應收款 *(續)*

### (b) 公司

| | (未經審計)<br>二零零四年六月三十日 | | | | 二零零三年十二月三十一日 | | | |
|---|---|---|---|---|---|---|---|---|
| | 金額 | 比例(%) | 壞賬準備 | 已計提<br>比例(%) | 金額 | 比例(%) | 壞賬準備 | 已計提<br>比例(%) |
| 一年以內 | **132,438,956** | **36.33%** | **(42,231)** | **0.03%** | 60,351,112 | 21.35% | (31.092) | 0.05% |
| 一到二年 | **197,999,324** | **54.32%** | **(3,572,501)** | **1.80%** | 173,499,340 | 61.36% | (53,713) | 0.03% |
| 二到三年 | **9,148,153** | **2.51%** | **(2,448,872)** | **26.77%** | 25,276,388 | 8.94% | (8,907,428) | 35.24% |
| 三年以上 | **24,939,626** | **6.84%** | **(24,273,448)** | **97.33%** | 23.596.138 | 8.35% | (23,421,854) | 99.26% |
| 合計 | **364,526,059** | **100.00%** | **(30,337,052)** | **8.32%** | 282,722,978 | 100.00% | (32,414,087) | 11.46% |

於二零零四年六月三十日，本公司其他應收款前五名金額合計約為94,794,000元(二零零三年十二月三十一日：245,884,000元)，佔其他應收款的26%(二零零三年十二月三十一日：87%)。

本公司賬齡一至三年的其他應收款中主要為應收控股子公司的營運資金借款。本公司在考慮各控股子公司的營運情況後，認為無須對有關金額計提任何壞賬準備。

於二零零四年六月三十日，本集團及本公司的其他應收款中，均無持有本公司5%(含5%)以上表決權股份的股東的欠款。

## 10 預付賬款

預付賬款的賬齡分析如下：

### (a) 集團

| | (未經審計)<br>二零零四年六月三十日 | | 二零零三年十二月三十一日 | |
|---|---|---|---|---|
| | 金額 | 比例(%) | 金額 | 比例(%) |
| 一年以內 | **240,931,906** | **99.65%** | 133,152,529 | 99.11% |
| 一到二年 | **446,951** | **0.18%** | 1,002,165 | 0.75% |
| 二到三年 | **354,033** | **0.15%** | 104,559 | 0.08% |
| 三年以上 | **35,580** | **0.02%** | 90,077 | 0.06% |
| 合計 | **241,768,470** | **100.00%** | 134,349,330 | 100.00% |

**10 預付賬款**

**(b) 公司**

| | （未經審計）二零零四年六月三十日 | | 二零零三年十二月三十一日 | |
|---|---|---|---|---|
| | **金額** | **比例(%)** | 金額 | 比例(%) |
| 一年以內 | **5,986,427** | **99.97%** | 16,793,506 | 100% |
| 一到二年 | **1,800** | **0.03%** | — | — |
| 合計 | **5,988,227** | **100%** | 16,793,506 | 100% |

於二零零四年六月三十日，本集團及本公司的預付賬款中，均無持有本公司5%（含5%）以上表決權股份的股東的欠款。

本集團及本公司賬齡超過一年的預付款主要為購貨支付的定金。

## 11 存貨

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | (未經審計)<br>**二零零四年**<br>**六月三十日** | 二零零三年<br>十二月三十一日 | (未經審計)<br>**二零零四年**<br>**六月三十日** | 二零零三年<br>十二月三十一日 |
| 原材料 | **367,931,900** | 425,140,694 | **115,009,874** | 134,133,346 |
| 包裝物 | **397,462,877** | 353,727,924 | **10,434,489** | 12,077,263 |
| 低值易耗品及輔助材料 | **236,794,189** | 251,178,676 | **25,952,461** | 34,124,005 |
| 委託加工物資 | **4,255,925** | 6,859,009 | **262,656** | 3,785,599 |
| 在製品 | **174,621,507** | 128,849,769 | **39,271,166** | 28,994,890 |
| 產成品 | **135,336,241** | 164,877,217 | **34,878,539** | 65,660,624 |
| | **1,316,402,639** | 1,330,633,289 | **225,809,185** | 278,775,727 |
| *減：存貨跌價準備* | **(39,898,582)** | (25,130,185) | **(1,022,238)** | (1,022,238) |
| 合計 | **1,276,504,057** | 1,305,503,104 | **224,786,947** | 277,753,489 |

存貨跌價準備的分析如下：

| | 期初數 | (未經審計)<br>本期間增加 | (未經審計)<br>本期間轉回 | (未經審計)<br>期末數 |
|---|---|---|---|---|
| 集團 | | | | |
| 原材料 | 2,805,178 | 183,070 | — | 2,988,248 |
| 產成品 | 9,049,580 | — | — | 9,049,580 |
| 其他 | 13,275,427 | 14,799,151 | (213,824) | 27,860,754 |
| 合計 | 25,130,185 | 14,982,221 | (213,824) | 39,898,582 |

| | 期初數 | (未經審計)<br>本期間增加 | (未經審計)<br>本期間轉回 | (未經審計)<br>期末數 |
|---|---|---|---|---|
| 公司 | | | | |
| 原材料 | 1,022,238 | — | — | 1,022,238 |

由於存貨遭受損毀、全部或部分陳舊過時或銷售價格低於成本等原因，使存貨成本高於可變現淨值的，按可變現淨值低於存貨成本部分提取存貨跌價準備。

## 12 待攤費用

**集團**

| | 期初數 | (未經審計)<br>本期間增加 | (未經審計)<br>本期間攤銷 | (未經審計)<br>期末數 | 期末結存原因 |
|---|---|---|---|---|---|
| 保險費 | 7,826,634 | 4,315,289 | (7,123,264) | 5,018,659 | 尚未攤銷完畢 |
| 廣告費 | 3,426,473 | 14,756,157 | (9,346,838) | 8,835,792 | 尚未攤銷完畢 |
| 房屋租賃費 | 985,807 | 1,692,594 | (1,851,806) | 826,595 | 尚未攤銷完畢 |
| 其他 | 1,884,481 | 37,295,006 | (26,842,201) | 12,337,286 | 尚未攤銷完畢 |
| 合計 | 14,123,395 | 58,059,046 | (45,164,109) | 27,018,332 | |

**公司**

| | 期初數 | (未經審計)<br>本期間增加 | (未經審計)<br>本期間攤銷 | (未經審計)<br>期末數 | 期末結存原因 |
|---|---|---|---|---|---|
| 保險費 | 4,977,472 | 935,736 | (3,765,376) | 2,147,832 | 尚未攤銷完畢 |
| 廣告費 | — | 13,138,502 | (5,358,000) | 7,780,502 | 尚未攤銷完畢 |
| 房屋租賃費 | 447,550 | 673,033 | (810,445) | 310,138 | 尚未攤銷完畢 |
| 其他 | 237,458 | 6,621,516 | (3,151,404) | 3,707,570 | 尚未攤銷完畢 |
| 合計 | 5,662,480 | 21,368,787 | (13,085,225) | 13,946,042 | |

## 13 長期股權投資

**集團**

| | 附註 | (未經審計)<br>二零零四年<br>六月三十日 | 二零零三年<br>十二月三十一日 |
|---|---|---|---|
| 投資於聯營公司 | (b) | **142,531,962** | 21,202,259 |
| 其他股權投資 | (c) | **25,727,367** | 25,837,109 |
| 長期投資減值準備 | | **(7,054,780)** | (7,054,780) |
| | | **161,204,549** | 39,984,588 |
| 合併價差 | (d) | **(82,393,897)** | (99,419,846) |
| 合計 | | **78,810,652** | (59,435,258) |

**公司**

| | 附註 | (未經審計)<br>二零零四年<br>六月三十日 | 二零零三年<br>十二月三十一日 |
|---|---|---|---|
| 投資於控股子公司 | (a) | **1,886,793,542** | 1,687,466,851 |
| 投資於聯營公司 | (b) | **5,906,182** | 5,449,854 |
| 其他股權投資 | (c) | **17,969,562** | 17,969,562 |
| 長期投資減值準備 | | **(2,992,862)** | (2,992,862) |
| | | **1,907,676,424** | 1,707,893,405 |
| 股權投資差額 | (d) | **(70,460,727)** | (78,447,024) |
| 合計 | | **1,837,215,697** | 1,629,446,381 |

## 13 長期股權投資（*續*）

(a) 本公司採用權益法核算的股權投資明細如下：

| 控股子公司 | 起止期限（年度） | 初始投資 | 追加投資 | 二零零三年末實際投資 | （未經審計）本期間權益增減 | （未經審計）本期間收取股利 | （未經審計）累計權益增減 | （未經審計）二零零四年六月三十日實際投資 |
|---|---|---|---|---|---|---|---|---|
| 西安公司 | 1996 | 109,618,397 | 63,287,554 | 265,380,621 | 40,628,389 | — | 133,103,059 | 306,009,010 |
| 上海松江 | 2000 | 287,233,335 | — | 293,624,566 | 5,688,172 | — | 12,079,403 | 299,312,738 |
| 華南投資 | 2001 | 190,000,000 | — | 204,792,914 | 34,455,257 | — | 49,248,171 | 239,248,171 |
| 深銷售 | 1999 | 19,000,000 | — | 131,851,247 | 44,353,549 | — | 157,204,796 | 176,204,796 |
| 深朝日 | 1997 | 126,746,680 | — | 165,562,397 | 16,989,329 | (30,600,000) | 25,205,046 | 151,951,726 |
| 瀘州公司 | 2001 | 61,110,000 | 36,335,684 | 49,190,088 | 37,640,163 | — | (10,615,433) | 86,830,251 |
| 第五公司 | 2000 | 37,625,391 | — | 69,789,970 | 3,123,123 | — | 35,287,702 | 72,913,093 |
| 福州公司 | 2001 | 60,851,224 | 16,606,992 | 52,487,657 | (4,796,029) | — | (29,766,588) | 47,691,628 |
| 長沙公司 | 2004 | 7,000,000 | 40,600,000 | — | 47,600,000 | — | — | 47,600,000 |
| 哈爾濱公司 | 2000 | 24,770,378 | 58,000,000 | 50,130,110 | (2,846,694) | — | (35,486,962) | 47,283,416 |
| 三環公司 | 2001 | 37,561,561 | — | 15,248,695 | (2,289,432) | — | (24,602,298) | 12,959,263 |
| 其他（期末投資額少於10,000,000元） | 1993 | 361,323,728 | 489,287,418 | 389,408,586 | 11,052,864 | (1,672,000) | (451,821,696) | 398,789,450 |
| | | 1,322,840,694 | 704,117,648 | 1,687,466,851 | 231,598,691 | (32,272,000) | (140,164,800) | 1,886,793,542 |

本集團的長期投資無投資變現及收益匯回的限制。

(b) 本集團及本公司的主要的聯營公司股權投資如下：

| 聯營公司 | 期初金額 | （未經審計）本期間權益增加 | （未經審計）本期間權益增減 | （未經審計）期末金額 |
|---|---|---|---|---|
| 青華國際 | 2,077,625 | — | — | 2,077,625 |
| 其他 | 3,372,229 | — | 456,328 | 3,828,557 |
| 公司合計 | 5,449,854 | — | 456,328 | 5,906,182 |
| 青島啤酒朝日飲料有限公司 | 15,750,359 | 8,000,000 | (2,458,845) | 21,291,514 |
| 南寧公司 | — | 117,475,874 | (2,143,654) | 115,332,220 |
| 其他 | 2,046 | — | — | 2,046 |
| 集團合計 | 21,202,259 | 125,475,874 | (4,146,171) | 142,531,962 |

## 13 長期股權投資*(續)*

### (c) 其他股權投資

| 被投資公司名稱 | (未經審計) 二零零四年六月三十日 投資金額 | 佔被投資公司註冊資本比例 |
|---|---|---|
| 上海國際名酒發展公司 | 7,000,000 | 17.5% |
| 天津市青島啤酒銷售有限公司(「天津公司」) *(i)* | 4,884,300 | 60% |
| 青島瀛瀛俱樂部 | 3,985,262 | 25% |
| 其他 | 2,100,000 | |
| 公司合計 | 17,969,562 | |
| 廣西北海房地產 | 3,610,000 | 15% |
| 其他 | 4,147,805 | |
| 集團合計 | 25,727,367 | |

(i) 本集團無權決定或重大影響天津公司的財務和經營政策。

### (d) 本集團及本公司的主要合併價差／股權投資差額如下：

| 控股子公司 | 形成原因 | 初始金額 | 期初金額 | (未經審計) 本期間增加 | (未經審計) 本期間攤銷 | (未經審計) 期末金額 |
|---|---|---|---|---|---|---|
| 上海松江 | 收購 | (133,483,335) | (92,233,308) | — | 6,674,167 | (85,559,141) |
| 五星公司 | 收購 | (54,539,713) | (39,995,790) | — | 2,726,986 | (37,268,804) |
| 三環公司 | 收購 | 49,285,564 | 36,142,747 | — | (2,464,278) | 33,678,469 |
| 福州公司 | 收購 | 64,192,777 | 52,730,014 | — | (3,209,639) | 49,520,375 |
| 其他 | 收購 | (84,810,564) | (35,090,687) | — | 4,259,061 | (30,831,626) |
| 公司合計 | | (159,355,271) | (78,447,024) | — | 7,986,297 | (70,460,727) |
| 集團內間接控股子公司 | | (44,600,685) | (20,972,822) | 6,892,339 | 2,147,313 | (11,933,170) |
| 集團合計 | | (203,955,956) | (99,419,846) | 6,892,339 | 10,133,610 | (82,393,897) |

本集團及本公司的合併價差／股權投資差額均按十年以直線法攤銷。

## 14 固定資產及累計折舊

### (a) 集團

| | 土地及建築物 | 機器設備 | 運輸工具 | 其他設備 | 合計 |
|---|---|---|---|---|---|
| **原價** | | | | | |
| 期初數 | 2,744,816,915 | 5,260,721,024 | 403,047,136 | 230,979,659 | 8,639,564,734 |
| 在建工程轉入(未經審計) | 48,817,768 | 115,264,688 | 319,600 | 1,912,049 | 166,314,105 |
| 本期間其他增加(未經審計) | 51,749,318 | 8,248,056 | 16,074,740 | 11,367,373 | 87,439,487 |
| 本期間減少(未經審計) | (9,423,848) | (28,919,783) | (2,779,332) | (2,022,408) | (43,145,371) |
| 期末數(未經審計) | 2,835,960,153 | 5,355,313,985 | 416,662,144 | 242,236,673 | 8,850,172,955 |
| **累計折舊** | | | | | |
| 期初數 | 702,113,257 | 2,403,829,471 | 165,812,788 | 119,040,734 | 3,390,796,250 |
| 本期間計提(未經審計) | 33,742,173 | 164,125,648 | 18,715,971 | 18,204,448 | 234,788,240 |
| 本期間減少(未經審計) | (2,766,502) | (17,115,537) | (2,735,366) | (1,675,045) | (24,292,450) |
| 期末數(未經審計) | 733,088,928 | 2,550,839,582 | 181,793,393 | 135,570,137 | 3,601,292,040 |
| **資產減值** | | | | | |
| 期初數 | 32,743,534 | 88,910,842 | 3,104,074 | — | 124,758,450 |
| 本期間增加(未經審計) | 1,256,718 | 45,549,226 | 113,552 | — | 46,919,496 |
| 本期間轉回(未經審計) | (2,639,798) | (6,223,343) | (388,534) | — | (9,251,675) |
| 期末數(未經審計) | 31,360,454 | 128,236,725 | 2,829,092 | — | 162,426,271 |
| **淨額** | | | | | |
| 期初數 | 2,009,960,124 | 2,767,980,711 | 234,130,274 | 111,938,925 | 5,124,010,034 |
| 期末數(未經審計) | 2,071,510,771 | 2,676,237,678 | 232,039,659 | 106,666,536 | 5,086,454,644 |

於二零零四年六月三十日，在本集團的固定資產中，有賬面淨值合計共約97,527,000元(二零零三年十二月三十一日：無)之房屋建築物、機器設備、工具及運輸設備為約16,000,000元的借款作抵押(附註18(*c*))。

於二零零四年六月三十日，本集團有淨值約人民幣314,790,000元(二零零三年十二月三十一日：356,360,000元)的房屋建築物的《房屋所有權證》尚待辦理。經參考法律顧問意見後，本公司董事會認為本集團及本公司辦理該等《房屋所有權證》應不存在實質性的法律障礙，因此對本集團的正常營運並不構成重大影響，亦無須計提固定資產減值準備。

此外，本集團部份房屋建築物乃坐落於地方政府劃撥土地上，詳情請參閱附註16。

## 14 固定資產及累計折舊 *(續)*

### (b) 公司

| | 土地及建築物 | 機器設備 | 運輸工具 | 其他設備 | 合計 |
|---|---|---|---|---|---|
| **原價** | | | | | |
| 期初數 | 552,749,378 | 1,194,828,887 | 144,821,347 | 99,069,140 | 1,991,468,752 |
| 在建工程轉入(未經審計) | 1,634,313 | 14,453,713 | — | 42,220 | 16,130,246 |
| 本期間其他增加(未經審計) | 11,388,118 | 7,386,345 | 3,154,497 | 5,084,430 | 27,013,390 |
| 本期間減少(未經審計) | (6,316,032) | (6,232,922) | (2,388,000) | (1,488,584) | (16,425,538) |
| 期末數(未經審計) | 559,455,777 | 1,210,436,023 | 145,587,844 | 102,707,206 | 2,018,186,850 |
| **累計折舊** | | | | | |
| 期初數 | 161,482,164 | 746,479,880 | 69,888,024 | 48,651,071 | 1,026,501,139 |
| 本期間計提(未經審計) | 8,717,307 | 25,707,714 | 8,229,185 | 6,889,531 | 49,543,737 |
| 本期間減少(未經審計) | (2,517,464) | (4,322,268) | (1,174,600) | (1,342,163) | (9,356,495) |
| 期末數(未經審計) | 167,682,007 | 767,865,326 | 76,942,609 | 54,198,439 | 1,066,688,381 |
| **資產減值** | | | | | |
| 期初數 | — | 6,884,800 | 5,950 | — | 6,890,750 |
| 本期間轉回(未經審計) | — | (11,038) | — | — | (11,038) |
| 期末數(未經審計) | — | 6,873,762 | 5,950 | — | 6,879,712 |
| **淨額** | | | | | |
| 期初數 | 391,267,214 | 441,464,207 | 74,927,373 | 50,418,069 | 958,076,863 |
| 期末數(未經審計) | 391,773,770 | 435,696,935 | 68,639,285 | 48,508,767 | 944,618,757 |

## 15 在建工程

| 工程名稱 | (未經審計)<br>預算數 | 期初數 | (未經審計)<br>本期間增加 | (未經審計)<br>本期間轉入<br>固定資產 | (未經審計)<br>其他減少數 | (未經審計)<br>期末數 | (未經審計)<br>資金來源 | (未經審計)<br>工程投入佔<br>預算的比例 |
|---|---|---|---|---|---|---|---|---|
| 一廠生產線改造 | 49,410,000 | 22,948,560 | 9,317,579 | — | — | 32,266,139 | 自有資金 | 65.3% |
| 二廠生產線改造 | 20,014,500 | 11,090,743 | 5,774,190 | (15,186,476) | — | 1,678,457 | 自有資金 | 8.4% |
| 四廠生產線改造 | 2,183,000 | 639,000 | 824,349 | — | — | 1,463,349 | 自有資金 | 67% |
| 新廠房建造 | 32,117,000 | 27,322,606 | — | — | (680,960) | 26,641,646 | 自有資金 | 83% |
| 麥芽廠生產線改造 | 58,420,000 | 5,930,876 | 530,049 | (943,770) | — | 5,517,155 | 自有資金 | 9.4% |
| 其他 | 432,000 | 415,580 | — | — | — | 415,580 | 自有資金 | 96% |
| 公司合計 | 162,576,500 | 68,347,365 | 16,446,167 | (16,130,246) | (680,960) | 67,982,326 | | |
| 西安公司生產線改造 | 31,905,736 | 11,310,105 | 8,828,724 | (8,905,368) | (531,397) | 10,702,064 | 自有資金 | 34% |
| 興凱湖公司生產線改造 | 849,753 | 394,421 | 132,959 | (40,805) | — | 486,575 | 銀行借款 | 57% |
| 榮成公司生產線改造 | 36,200,000 | 42,789 | 261,812 | (79,555) | (6,940) | 218,106 | 自有資金 | 0.6% |
| 黃石公司生產線改造 | 92,068,543 | 78,164,269 | 13,602,615 | (91,766,884) | — | — | 銀行借款 | — |
| 三水公司生產線改造 | 31,000,000 | 465,068 | 2,220,122 | (385,227) | (383,622) | 1,916,341 | 自有資金 | 6.2% |
| 滕州公司生產線改造 | 5,234,000 | 1,326,233 | 666,311 | (1,332,990) | 217,462 | 877,016 | 自有資金 | 17% |
| 珠海公司生產線改造 | 44,023,053 | 28,336,293 | 1,367,419 | (28,213,106) | — | 1,490,606 | 自有資金 | 3.4% |
| 第五公司生產線改造 | 12,367,568 | 5,322,771 | 2,492,355 | (331,041) | (662,899) | 6,821,186 | 自有資金 | 55% |

## 15 在建工程 *(續)*

| 工程名稱 | (未經審計)<br>預算數 | 期初數 | (未經審計)<br>本期間增加 | (未經審計)<br>本期間轉入<br>固定資產 | (未經審計)<br>其他減少數 | (未經審計)<br>期末數 | (未經審計)<br>資金來源 | (未經審計)<br>工程投入佔<br>預算的比例 |
|---|---|---|---|---|---|---|---|---|
| 蓬萊公司生產線改造 | 37,500,000 | — | 4,684 | — | — | 4,684 | 自有資金 | 0.01% |
| 郴州公司生產線改造 | 20.000 | — | 18,357 | — | — | 18,357 | 自有資金 | 92% |
| 濰坊公司生產線改造 | 1,355,000 | 88,899 | 647,011 | — | — | 735,910 | 自有資金 | 54% |
| 壽光公司生產線改造 | 3,711,200 | 1,019,908 | 1,893,902 | (1,231,962) | (63,385) | 1,618,463 | 自有資金 | 44% |
| 三環公司生產線改造 | 4,828,209 | 2,477,784 | 961,571 | (61,538) | — | 3,377,817 | 自有資金 | 70% |
| 五星公司生產線改造 | 3,104,680 | 1,657,656 | 1,493,018 | (928,934) | (429,972) | 1,791,768 | 自有資金 | 58% |
| 深朝日生產線改造 | 6,219,000 | 55,040 | 613,882 | — | — | 668,922 | 自有資金 | 11% |
| 廊坊公司生產線改造 | 12,710,000 | 118,487 | 9,532,024 | (9,650,511) | — | — | 自有資金 | — |
| 瀘州公司生產線改造 | 6,381,270 | 1,446,336 | 4,175,740 | (103,709) | — | 5,518,367 | 自有資金 | 86% |
| 福州公司生產線改造 | 16,542,912 | 10,473,927 | 1,432,808 | (1,524,114) | — | 10,382,621 | 銀行借款 | 63% |
| 長沙公司生產線改造 | 26,698.200 | — | 22,413,430 | — | — | 22,413,430 | 自有資金 | 84% |
| 隨州公司生產線改造 | 850,000 | — | 702,280 | (696,000) | (6,280) | — | 自有資金 | — |
| 密山公司生產線改造 | 450,000 | — | 325.554 | — | — | 325,554 | 自有資金 | 72% |
| 其他控股子公司生產線改造 | 72,829,155 | 3,944,421 | 15,765,448 | (4,932,115) | (875,993) | 13,901,761 | 自有資金 | 19% |
| **集團合計** | 609,424,779 | 214,991.772 | 105.998,193 | (166,314,105) | (3,423,986) | 151,251,874 | | |

## 15 在建工程 *(續)*

用於購建固定資產及在建工程直接有關的專項借款成本予以資本化。本集團本期間借款成本資本化利率為4.78%(二零零三年：4.78%)。本集團於本期間予以資本化的利息共約575,000元(二零零三年：1,815,000元)。

## 16 無形資產

### (a) 集團

| | (未經審計)<br>原始金額 | (未經審計)<br>累計攤銷額 | 期初數 | (未經審計)<br>本期間增加 | (未經審計)<br>本期間攤銷 | (未經審計)<br>期末數 | 攤銷期限<br>剩餘(年) | 取得方式 |
|---|---|---|---|---|---|---|---|---|
| 商標 | 129,912,382 | (33,262,306) | 99,140,864 | 424,185 | (2,914,973) | 96,650,076 | 2.5-29 | 股東投入及兼併控股子公司 |
| 土地使用權 | 663,790,114 | (110,813,806) | 556,985,634 | 1,326,804 | (5,336,130) | 552,976,308 | 39-49.5 | 購入及兼併控股子公司 |
| 專有技術 | 18,629,100 | (9,314,548) | 10,246,006 | — | (931,454) | 9,314,552 | 5 | 少數股東投入 |
| 其他 | 32,926,746 | (7,107,082) | 18,763,086 | 9,250,851 | (2,194,273) | 25,819,664 | 0-9.5 | 購入及兼併控股子公司 |
| 合計 | 845,258,342 | (160,497,742) | 685,135,590 | 11,001,840 | (11,376,830) | 684,760,600 | | |

### (b) 公司

| | (未經審計)<br>原始金額 | (未經審計)<br>累計攤銷額 | 期初數 | (未經審計)<br>本期間增加 | (未經審計)<br>本期間攤銷 | (未經審計)<br>期末數 | 攤銷期限<br>剩餘(年) | 取得方式 |
|---|---|---|---|---|---|---|---|---|
| 商標 | 100,000,000 | (27,499,967) | 73,750,033 | — | (1,250,000) | 72,500,033 | 29 | 股東投入 |
| 土地使用權 | 87,411,367 | (19,138,446) | 69,147,034 | — | (874,113) | 68,272,921 | 39 | 購入 |
| 其他 | 8,972,913 | (1,751,642) | 7,617,642 | 51,000 | (447,371) | 7,221,271 | 0-9.5 | 購入 |
| 合計 | 196,384,280 | (48,390,055) | 150,514,709 | 51,000 | (2,571,484) | 147,994,225 | | |

於二零零四年六月三十日，本集團有淨值約35,145,000元(二零零三年十二月三十一日：35,499,000元)的土地的《國有土地使用權證》尚待辦理。經參考法律顧問意見後，本公司董事會認為本集團辦理該等《國有土地使用權證》應不存在實質性的法律障礙，因此對本集團的正常營運並不構成重大影響，亦無須計提無形資產減值準備。

此外，於二零零四年六月三十日，本集團有部分經營設施所處的土地為若干地方政府劃撥予前經營方的劃撥土地，大部份有關地方政府已承諾辦理該等土地出讓手續。在該等土地上的房屋建築物淨值共約119,694,000元(二零零三年十二月三十一日：136,317,000元)。本公司董事會認為，上述安排對本集團的正常營運並不構成重大影響。本集團亦正辦理將該等劃撥土地使用權轉為出讓土地的手續。

本公司董事會認為，於二零零四年六月三十日本公司及本集團之無形資產的公允價值均不低於賬面淨值，故並無計提減值準備。

## 17 長期待攤費用

### (a) 集團

| | (未經審計)<br>原始發生金額 | (未經審計)<br>期末累計<br>攤銷額 | 期初數 | (未經審計)<br>本期間<br>增加 | (未經審計)<br>本期間攤銷 | (未經審計)<br>期末數 | 剩餘攤銷<br>期限(年) |
|---|---|---|---|---|---|---|---|
| 公司本部廣告費用 | 3,000,000 | (925,000) | 2,225,000 | — | (150,000) | 2,075,000 | 6.5 |
| 西安公司綠化費用 | 2,225,117 | (1,241,697) | 1,097,924 | — | (114,504) | 983,420 | 4.5 |
| 安丘公司大廈使用權 | 1,570,681 | (928,407) | 733,593 | — | (91,319) | 642,274 | 3.5 |
| 應城公司改造費用 | 2,000,000 | (1,566,698) | 633,306 | — | (200,004) | 433,302 | 1 |
| 其他 | 3,595,339 | (1,877,159) | 1,394,539 | 701,970 | (378,329) | 1,718,180 | 0-8 |
| 合計 | 12,391,137 | (6,538,961) | 6,084,362 | 701,970 | (934,156) | 5,852,176 | |

### (b) 公司

| | (未經審計)<br>原始發生金額 | (未經審計)<br>期末累計<br>攤銷額 | 期初數 | (未經審計)<br>本期間<br>增加 | (未經審計)<br>本期間攤銷 | (未經審計)<br>期末數 | 剩餘攤銷<br>期限(年) |
|---|---|---|---|---|---|---|---|
| 公司本部廣告費用 | 3,000,000 | (925,000) | 2,225,000 | — | (150,000) | 2,075,000 | 7 |
| 其他 | 506,000 | (202,400) | 354,200 | — | (50,600) | 303,600 | 3 |
| 合計 | 3,506,000 | (1,127,400) | 2,579,200 | — | (200,600) | 2,378,600 | |

## 18 借款

本集團及本公司借款利率均按中國人民銀行的有關規定計算。

### (a) 短期借款及一年內到期的長期借款

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | (未經審計)<br>二零零四年<br>六月三十日 | 二零零三年<br>十二月三十一日 | (未經審計)<br>二零零四年<br>六月三十日 | 二零零三年<br>十二月三十一日 |
| 抵押借款 | **16,000,000** | 1,105,557 | — | — |
| 擔保借款 | | | | |
| 關聯企業擔保 | **39,764,000** | 4,617,237 | **20,530,000** | 4,617,237 |
| 本公司擔保 | **159,268,525** | 374,682,525 | — | — |
| 信用借款 | **1,078,652,504** | 983,593,226 | **827,670,000** | 599,899,000 |
| | **1,293,685,029** | 1,363,998,545 | **848,200,000** | 604,516,237 |
| 短期借款 | **1,246,664,700** | 1,302,612,990 | **827,670,000** | 579,369,000 |
| 一年內到期的長期借款 | **47,020,329** | 61,385,555 | **20,530,000** | 25,147,237 |
| | **1,293,685,029** | 1,363,998,545 | **848,200,000** | 604,516,237 |

於二零零四年六月三十日，本集團並沒有已到期但未償還的短期銀行借款。

(b) 長期借款

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | （未經審計）二零零四年六月三十日 | 二零零三年十二月三十一日 | （未經審計）二零零四年六月三十日 | 二零零三年十二月三十一日 |
| 擔保借款 | **19,234,000** | 23,564,000 | **19,234,000** | 23,564,000 |
| 信用借款 | **27,280,815** | 30,219,722 | **—** | — |
| 合計 | **46,514,815** | 53,783,722 | **19,234,000** | 23,564,000 |

還款期分析：

| | 集團 | | | 公司 | | |
|---|---|---|---|---|---|---|
| | 銀行借款 | | | 銀行借款 | | |
| 貸款年限 | 外幣餘額 | 折算匯率 | 折合人民幣餘額 | 外幣餘額 | 折算匯率 | 折合人民幣餘額 |
| 兩年內到期（超過一年） | | | | | | |
| —丹麥克朗 | 400,000 | 1.3461 | 538,440 | — | — | — |
| —歐元 | 158,618 | 10.0031 | 1,586,670 | — | — | — |
| —人民幣 | — | — | 19,234,000 | — | — | 19,234,000 |
| 三年內到期（超過二年） | | | | | | |
| —丹麥克朗 | 400,000 | 1.3461 | 538,440 | — | — | — |
| —歐元 | 158,618 | 10.0031 | 1,586,670 | — | — | — |
| —人民幣 | — | — | — | — | — | — |
| 四至五年內到期 | | | | | | |
| —丹麥克朗 | 800,000 | 1.3461 | 1,076,880 | — | — | — |
| —歐元 | 317,235 | 10.0031 | 3,173,333 | — | — | — |
| —人民幣 | — | — | — | — | — | — |
| 五年外到期 | | | | | | |
| —丹麥克朗 | 5,000,000 | 1.3461 | 6,730,500 | — | — | — |
| —歐元 | 1,184,621 | 10.0031 | 11,849,882 | — | — | — |
| —人民幣 | — | — | 200,000 | — | — | — |
| 合計 | | | 46,514,815 | | | 19,234,000 |

## 18 借款（續）

(c) 於二零零四年六月三十日，本集團及本公司之借款中分別有約19,234,000元（二零零三年十二月三十一日：49,394,000元）及19,234,000元（二零零三年十二月三十一日：44,094,000元）的借款是於控股子公司作出債務重組或兼併時得到免息優惠。本期末其他借款餘額之年利率為4.78%至5.31%（二零零三年十二月三十一日：1.63%至6.90%）。

於二零零四年六月三十日，本集團合共有約16,000,000元（二零零三年十二月三十一日：1,106,000元）的借款是以本集團若干房屋建築物、機器設備、運輸設備及工具為抵押，其賬面淨值合共約為97,527,000元（二零零三年十二月三十一日：以約28,000,000元的定期存款作為抵押）。

由於本集團大部份借貸主要為短期銀行貸款，故本集團於二零零四年六月三十日出現淨流動負債約624,499,000元（二零零三年十二月三十一日：742,431,000元）。本公司董事有信心本集團有充足的經營活動淨現金流入和可令大部份短期銀行借款於到期時作出展期或以新融資來源取代有關的短期借款。

## 19 應付票據

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | （未經審計）<br>二零零四年<br>六月三十日 | 二零零三年<br>十二月三十一日 | （未經審計）<br>二零零四年<br>六月三十日 | 二零零三年<br>十二月三十一日 |
| 商業承兌匯票 | **88,681,016** | 117,585,257 | **82,543,600** | 99,384,500 |
| 銀行承兌匯票 | **407,616,524** | 407,864,252 | **—** | — |
| 合計 | **496,297,540** | 525,449,509 | **82,543,600** | 99,384,500 |

本集團及本公司於本期間內的銀行承兌匯票均於六個月內到期。

## 20 應付賬款、預收賬款及其他應付款

本集團及本公司的應付賬款、預收賬款及其他應付款中，均無持有本公司5%（含5%）以上表決權股份的股東的欠款。賬齡超過三年的大額應付賬款及其他應付款均為收購控股子公司時承擔的負債。賬齡超過一年的預收賬款主要為客戶購貨的預付訂金。

## 21 應交稅金

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | （未經審計）<br>二零零四年<br>六月三十日 | 二零零三年<br>十二月三十一日 | （未經審計）<br>二零零四年<br>六月三十日 | 二零零三年<br>十二月三十一日 |
| 應交增值稅淨額 | **56,010,069** | 10,757,817 | **24,074,981** | 4,509,948 |
| 應交企業所得稅 | **40,308,554** | 47,519,934 | **21,595,688** | 23,972,519 |
| 應交消費稅 | **145,336,043** | 111,646,338 | **11,117,461** | 9,676,964 |
| 應交城市維護建設稅 | **10,563,120** | 4,107,052 | **4,516,361** | 2,256,937 |
| 其他 | **5,640,536** | 6,698,686 | **2,951,830** | 4,752,068 |
| 合計 | **257,858,322** | 180,729,827 | **64,256,321** | 45,168,436 |

## 22 預提費用

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | (未經審計) 二零零四年 六月三十日 | 二零零三年 十二月三十一日 | (未經審計) 二零零四年 六月三十日 | 二零零三年 十二月三十一日 |
| 銷售及運輸費用 | **124,142,451** | 18,423,591 | **60,269,623** | 2,555,370 |
| 利息費用 | **10,090,872** | 11,241,335 | **6,723,293** | 8,595,201 |
| 修理費用 | **31,245,170** | 3,638,615 | **6,755,930** | — |
| 水電費用 | **7,982,408** | 3,908,260 | **267,877** | — |
| 廣告費 | **25,273,314** | 17,576,942 | **17,000,000** | 3,512,492 |
| 其他 | **38,938,942** | 8,062,864 | **6,998,895** | 3,693,035 |
| 合計 | **237,673,157** | 62,851,607 | **98,015,618** | 18,356,098 |

## 23 預計負債

| | (未經審計) 二零零四年 六月三十日 | 二零零三年 十二月三十一日 |
|---|---|---|
| 與青島市光明總公司(「光明公司」)之未決訴訟*(a)* | **27,000,000** | — |
| 與青島遠洋祥和工貿有限公司(「祥和公司」)之未決訴訟*(b)* | **23,784,000** | — |
| 其他 | **284,422** | — |
| 合計 | **51,068,422** | — |

(a) 本公司與光明公司之經銷合同糾紛一案，山東省高級人民法院(「省高院」)於二零零四年四月二日做出了一審判決。根據該判決，本公司需返還光明公司貨款及折價款等合計約27,000,000元。本公司對一審判決結果不服，已在法定上訴期內向最高人民法院提起上訴，至本報表審批日該上訴程序正在進行中而仍未作出判決，但按會計謹慎性原則本公司董事會據一審判決賠款金額27,000,000元作了全數的準備。

(b) 本公司與祥和公司易貨合同糾紛一案，省高院於二零零四年四月十九日做出了終審判決。根據該判決，本公司需返還祥和公司貨款及支付折價麻袋款，兩項合計約23,784,000元。本公司不服已就上述判決向省高院提出申訴請求。至本報表審批日，該案申訴程序正在進行之中，但按會計謹慎性原則本公司董事會據省高院判決賠款金額23,784,000元作了全數的準備。

## 24 可轉換公司債券

### (a) 債券明細

| | 面值總額 | 發行日期 | 強制轉換日期 | 溢(折)價額 | (未經審計)<br>二零零四年<br>六月三十日 |
|---|---|---|---|---|---|
| 強制性可轉換公司債券第二部分 | 665,813,304 | 二零零三年<br>四月一日 | 二零一零年<br>三月三十一日 | — | 665,813,304 |
| 強制性可轉換公司債券<br>第三部分第一期 | 269,817,965 | 二零零三年<br>十月二十一日 | 二零一零年<br>十月二十日 | — | 269,817,965 |
| 強制性可轉換公司債券<br>第三部分第二期 | 269,817,965 | 二零零四年<br>三月三十一日 | 二零一一年<br>三月三十日 | — | 269,817,965 |
| | | | | | 1,205,449,234 |

### (b) 債券利息

| 債券名稱 | 期初應付利息 | (未經審計)<br>本期應計利息 | (未經審計)<br>本期已付利息 | (未經審計)<br>期末累計應付利息 |
|---|---|---|---|---|
| 可轉換公司債券 | 4,513,880 | 9,087,172 | (7,440,422) | 6,160,630 |

於二零零二年十月二十一日，本公司與A-B公司簽訂一份《戰略性投資協議》，協議規定由二零零三年開始，本公司將分三部份向A-B公司以現金代價發行強制性可轉換公司債券，作價共約港幣1,416,195,000元(折合約1,503,448,000元)，並可按照下列時間表轉換本公司新增308,219,178股H股：

**第一部份可轉換公司債券**

第一部份債券認購總金額為港幣280,800,000元(折合約297,999,000元)，已於二零零三年四月發行，A-B公司並已於二零零三年七月二日以每股港幣4.68元(折合約人民幣4.96元)的價格轉換成本公司60,000,000股新增H股。第一部份債券為免利息債券。

**第二部份可轉換公司債券**

第二部份債券認購總金額為港幣627,120,000元(折合約人民幣665,813,000元)，已與第一部份債券於二零零三年四月同時發行。A-B公司於支付有關認購金額後的7年內，可以每股港幣4.68元(折合約人民幣4.96元)價格轉換成本公司134,000,000股新增H股。若於該7年期限內仍未轉股則於期限屆滿後即時自動轉股。第二部分可轉換公司債券的年利率為2%，但A-B公司將在轉股時償還由本公司支付的利息以及相應的預扣稅。

截至本報表批准日期，A-B公司仍未行使換股權。

## 24 可轉換公司債券 *(續)*

### 第三部份可轉換公司債券

第三部份債券的認購總金額為港幣508,275,000元(折合約人民幣539,636,000元),已於二零零三年十月及二零零四年三月分期發行;A-B公司於支付有關認購金額後的7年內,可以每股港幣4.45元(折合約人民幣4.72元)價格轉換成本公司114,219,178股新增H股。若於該7年期限內仍未轉股則於期限屆滿後即時自動轉股。第三部份可轉換公司債券的年利率為2%,但A-B公司將在轉股時償還由本公司支付的利息以及相應的預扣稅。

截至本報告批准日期,A-B公司仍未行使換股權。

於第一部份、第二部份及第三部份可轉換公司債券的轉股後,青島市國有資產管理局(「國資局」)於本公司的持股比例已／將分別由大約40.0%下降至約37.7%、33.5%及30.6%;而A-B公司於本公司的持股比例已／將分別由大約4.5%上升至9.9%、20.0%及27.0%。然而,於第三部份可轉換公司債券的轉股後,A-B公司所持有佔本公司全部已發行股份的7%權益,將受制於為國資局的利益設置。A-B公司只可享有該些股份帶來的經濟利益。國資局將可就該些股份行使全決權。因此,國資局可透過受置人於本公司的A股類別股東大會或H股類別股東大會上行使該等股份隨附的投票權。

## 25 股本

| | (未經審計)<br>二零零四年六月三十日 | | 二零零三年十二月三十一日 | |
|---|---|---|---|---|
| | | 比例(%) | | 比例(%) |
| 尚未流通股 | | | | |
| 發起人 | | | | |
| 其中:國家持有股 | **399,820,000** | **37.72%** | 399,820,000 | 37.72% |
| 境內法人持有股 | **53,330,000** | **5.03%** | 53,330,000 | 5.03% |
| | **453,150,000** | **42.75%** | 453,150,000 | 42.75% |
| 已上市流通股 | | | | |
| 境內上市的人民幣 | | | | |
| 普通股(A股) | **200,000,000** | **18.87%** | 200,000,000 | 18.87% |
| 境外上市的外資股(H股) | **406,850,000** | **38.38%** | 406,850,000 | 38.38% |
| | **606,850,000** | **57.25%** | 606,850,000 | 57.25% |
| 合計 | **1,060,000,000** | **100.00%** | 1,060,000,000 | 100.00% |

## 26 資本公積

### (a) 集團

| | 期初數 | (未經審計)<br>本期間增加數 | (未經審計)<br>期末數 |
|---|---|---|---|
| 股本溢價 | 1,771,139,906 | — | 1,771,139,906 |
| 資產評估增值準備 | 6,304,398 | — | 6,304,398 |
| 接受捐贈資產準備 | 4,871,808 | — | 4,871,808 |
| 股權投資準備*(i)* | — | 23,819,242 | 23,819,242 |
| 控股子公司獲豁免支付之欠款 | 11,743,649 | 1,258,584 | 13,002,233 |
| 其他 | 4,817,221 | 2,039,642 | 6,856,863 |
| 合計 | 1,798,876,982 | 27,117,468 | 1,825,994,450 |

### (b) 公司

| | 期初數 | (未經審計)<br>本期間增加數 | (未經審計)<br>期末數 |
|---|---|---|---|
| 股本溢價 | 1,771,139,906 | — | 1,771,139,906 |
| 資產評估增值準備 | 56,043,498 | — | 56,043,498 |
| 接受捐贈資產準備 | 4,871,808 | — | 4,871,808 |
| 股權投資準備*(i)* | — | 23,819,242 | 23,819,242 |
| 控股子公司獲豁免支付之欠款 | 11,743,649 | 1,258,584 | 13,002,233 |
| 其他 | 4,817,221 | 2,039,642 | 6,856,863 |
| 合計 | 1,848,616,082 | 27,117,468 | 1,875,733,550 |

(i) 該股權投資準備為華南投資收購南寧公司30%股權所產生的股權投資差額，詳情請參閱附註5(c)(i)。

## 27 盈餘公積

### (a) 集團

| | (未經審計)<br>二零零四年<br>六月三十一日 | 二零零三年<br>十二月三十一日 |
|---|---|---|
| 法定盈餘公積金 | **218,185,385** | 218,185,385 |
| 法定公益金 | **176,978,672** | 176,978,672 |
| 合計 | **395,164,057** | 395,164,057 |

## 27 盈餘公積 *(續)*

**(b)** 公司

| | (未經審計)<br>**二零零四年**<br>**六月三十一日** | 二零零三年<br>十二月三十一日 |
|---|---|---|
| 法定盈餘公積金 | **151,280,901** | 151,280,901 |
| 法定公益金 | **122,011,680** | 122,011,680 |
| 合計 | **273,292,581** | 273,292,581 |

根據《中華人民共和國公司法》、本公司章程及董事會的決議，本公司按年度淨利潤(彌補以前年度虧損後)的10%提取法定盈餘公積金，當法定盈餘公積金累計額達到股本的50%以上時，可不再提取。法定盈餘公積金經有關部門批准後可用於彌補虧損，或者增加股本。除了用於彌補虧損外，法定盈餘公積金於增加股本後，其餘額不得少於股本的25%。

另外按年度淨利潤(彌補以前年度虧損後)的5%至10%提取法定公益金，用於員工的集體福利而不用於股東分配；實際使用時，從法定公益金轉入任意盈餘公積。其支出金額於發生時作為本公司的資產或費用核算。

本集團及本公司於本期間內尚未提取法定盈餘公積金及法定公益金。

## 28 未分配利潤

| | **集團** | | **公司** | |
|---|---|---|---|---|
| | (未經審計)<br>**二零零四年**<br>**六月三十日** | 二零零三年<br>十二月三十一日 | (未經審計)<br>**二零零四年**<br>**六月三十日** | 二零零三年<br>十二月三十一日 |
| 年／期初未分配利潤 | **259,760,239** | 108,828,477 | **359,653,103** | 163,428,623 |
| 加：追溯調整 — 資產負債表日後股東大會批准分派的現金股利 | — | 220,000,000 | — | 220,000,000 |
| 追溯調整後的期初未分配利潤 | **259,760,239** | 328,828,477 | **359,653,103** | 383,428,623 |
| 加：本期間／年實現的淨利潤 | **148,250,561** | 253,871,661 | **149,013,610** | 245,280,600 |
| 減：提取法定盈餘公積 | — | (55,530,809) | — | (24,528,060) |
| 減：提取法定公益金 | — | (47,409,090) | — | (24,528,060) |
| 減：應付普通股股利 | **(212,000,000)** | (220,000,000) | **(212,000,000)** | (220,000,000) |
| 期／年末未分配利潤 | **196,010,800** | 259,760,239 | **296,666,713** | 359,653,103 |

## 29 主營業務收入及成本

### (a) 按業務分部列示

由於本集團及本公司之主要業務為生產及銷售啤酒，而其他業務收入均未佔本集團之綜合業務收入的百分之十以上，因此本集團並沒有提供按經營業務之分類分析。

### (b) 按地區分部列示

| | 集團 | |
|---|---|---|
| 主營業務收入 | (未經審計)<br>二零零四年<br>六月三十日止<br>六個月 | (未經審計)<br>二零零三年<br>六月三十日止<br>六個月 |
| 青島地區 | **1,300,030,916** | 1,082,293,059 |
| 其他山東地區 | **604,088,389** | 607,474,545 |
| 華北地區 | **1,176,726,236** | 922,265,465 |
| 華南地區 | **1,342,837,557** | 1,243,984,922 |
| 出口銷售 | **154,034,999** | 229,574,634 |
| 小計 | **4,577,718,097** | 4,085,592,625 |
| 各地區分部間相互抵銷 | **(240,023,177)** | (250,130,590) |
| 合計 | **4,337,694,920** | 3,835,462,035 |
| **主營業務成本** | | |
| 青島地區 | **691,910,711** | 615,668,400 |
| 其他山東地區 | **407,202,573** | 405,880,435 |
| 華北地區 | **777,389,350** | 599,990,960 |
| 華南地區 | **793,418,528** | 749,224,005 |
| 出口銷售 | **82,102,282** | 137,861,962 |
| 小計 | **2,752,023,444** | 2,508,625,762 |
| 各地區分部間相互抵銷 | **(240,023,177)** | (250,130,590) |
| 合計 | **2,512,000,267** | 2,258,495,172 |

由於本公司之主營業務收入及主營業務成本均主要在青島地區發生，故不作按地區分部列示。

截至二零零四年六月三十日止六個月，本集團及本公司向前五名客戶銷售總額分別約為273,292,000元及246,371,000元，分別約佔本集團及本公司全部銷售收入的6.30%及17.53%(二零零三年六月三十日止六個月：350,842,000元及277,427,000元，佔9.15%及21.48%)。

## 30 主營業務稅金及附加

| | | 集團 | | 公司 | |
|---|---|---|---|---|---|
| | 計繳標準 | (未經審計) 二零零四年 六月三十日止 六個月 | (未經審計) 二零零三年 六月三十日止 六個月 | (未經審計) 二零零四年 六月三十日止 六個月 | (未經審計) 二零零三年 六月三十日止 六個月 |
| 消費稅 | 見附註36(d) | **400,817,171** | 349,860,509 | **63,433,673** | 52,785,141 |
| 城市維護建設稅 | 見附註36(c) | **42,901,462** | 34,850,949 | **12,647,635** | 9,144,945 |
| 其他 | | **21,386,450** | 17,588,241 | **5,682,093** | 3,889,312 |
| 合計 | | **465,105,083** | 402,299,699 | **81,763,401** | 65,819,398 |

## 31 其他業務利潤

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | (未經審計) 二零零四年 六月三十日止 六個月 | (未經審計) 二零零三年 六月三十日止 六個月 | (未經審計) 二零零四年 六月三十日止 六個月 | (未經審計) 二零零三年 六月三十日止 六個月 |
| **其他業務收入** | | | | |
| 材料銷售 | **27,318,996** | 1,732,219 | **96,032,560** | 196,623,320 |
| 廢料銷售 | **9,215,884** | 7,055,163 | **1,647,782** | 632,458 |
| 其他 | **25,246,965** | 10,607,925 | **4,224,674** | 2,285,195 |
| 小計 | **61,781,845** | 19,395,307 | **101,905,016** | 199,540,973 |
| **其他業務成本** | | | | |
| 材料銷售 | **27,475,653** | 3,050,581 | **97,528,869** | 197,520,028 |
| 廢料銷售 | **2,809,176** | 1,477,414 | **1,424,976** | 632,458 |
| 其他 | **15,716,657** | 7,621,879 | **1,890,098** | 714,572 |
| 小計 | **46,001,486** | 12,149,874 | **100,843,943** | 198,867,058 |
| 其他業務利潤 | **15,780,359** | 7,245,433 | **1,061,073** | 673,915 |

## 32 財務費用

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | (未經審計) 二零零四年 六月三十日止 六個月 | (未經審計) 二零零三年 六月三十日止 六個月 | (未經審計) 二零零四年 六月三十日止 六個月 | (未經審計) 二零零三年 六月三十日止 六個月 |
| 利息支出 | **(34,528,190)** | (67,848,827) | **(18,927,219)** | (20,768,265) |
| 減：利息收入 — 其他 | **6,916,968** | 6,055,230 | **1,718,296** | 1,400,634 |
| 匯兌損益淨額 | **3,071,284** | (3,276,186) | **2,602,093** | (1,478,440) |
| 其他 | **(2,511,980)** | (1,932,126) | **(1,774,413)** | (2,836,903) |
| 合計 | **(27,051,918)** | (67,001,909) | **(16,381,243)** | (23,682,974) |

## 33 投資收益

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | （未經審計）<br>二零零四年<br>六月三十日止<br>六個月 | （未經審計）<br>二零零三年<br>六月三十日止<br>六個月 | （未經審計）<br>二零零四年<br>六月三十日止<br>六個月 | （未經審計）<br>二零零三年<br>六月三十日止<br>六個月 |
| 分佔控股子公司<br>本期間盈利（虧損） | — | — | **24,809,516** | (2,492,031) |
| 分佔聯營公司<br>本期間（虧損）盈利 | **(4,146,171)** | (3,318,885) | **456,328** | 75,973 |
| 債權投資收益 | **97,978** | 983,652 | **97,978** | 983,652 |
| 股權投資差額攤銷 | **10,133,610** | 11,737,678 | **7,986,297** | 8,376,914 |
| 委託貸款利息收入 | — | — | **10,777,660** | — |
| 其他 | **(1,598,421)** | 21,112 | **1,712,538** | — |
| 合計 | **4,486,996** | 9,423,557 | **45,840,317** | 6,944,508 |

本公司及其控股子公司的投資收益匯回並不存在重大限制。

## 34 補貼收入

本集團於本期間及過去年度進行的某些收購活動中，與有關地方政府達成協議，使部份控股子公司均能享有一定程度的地方財政優惠政策。這些優惠主要包括以控股子公司繳納的各項稅金為基礎的財政補貼收入。

根據本公司董事會的分析，現時尚無任何理由相信各控股子公司在期後不能繼續享有該等財政補貼優惠。

## 35 營業外收入與支出

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | （未經審計）<br>二零零四年<br>六月三十日止<br>六個月 | （未經審計）<br>二零零三年<br>六月三十日止<br>六個月 | （未經審計）<br>二零零四年<br>六月三十日止<br>六個月 | （未經審計）<br>二零零三年<br>六月三十日止<br>六個月 |
| **營業外收入** | | | | |
| 處置固定資產淨收益 | **2,749,462** | 1,491,424 | **31,574** | 187,106 |
| 其他 | **2,719,134** | 2,188,030 | **112,059** | 413,677 |
| 合計 | **5,468,596** | 3,679,454 | **143,633** | 600,783 |
| **營業外支出** | | | | |
| 賠償金、違約金及滯納金 | **50,992,521** | — | **50,903,306** | — |
| 處置固定資產淨損失 | **9,370,205** | 5,948,642 | **7,018,769** | 869,314 |
| 計提固定資產減值準備 | **46,919,496** | 24,001,718 | — | — |
| 其他 | **1,330,135** | 5,465,504 | **150,000** | 2,671,214 |
| 合計 | **108,612,357** | 35,415,864 | **58,072,075** | 3,540,528 |

## 36 所得稅

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | (未經審計)<br>二零零四年<br>六月三十日止<br>六個月 | (未經審計)<br>二零零三年<br>六月三十日止<br>六個月 | (未經審計)<br>二零零四年<br>六月三十日止<br>六個月 | (未經審計)<br>二零零三年<br>六月三十日止<br>六個月 |
| 中國企業所得稅*(a)* | **74,483,833** | 54,437,013 | **30,678,556** | 19,511,684 |
| 香港利得稅*(b)* | **1,452,777** | 478,130 | **—** | — |
| 合計 | **75,936,610** | 54,915,143 | **30,678,556** | 19,511,684 |

**(a) 中國企業所得稅**

中國企業所得稅乃根據本期間的估計業績按國家規定的須繳納部分計算，所有可以享受到的免稅優惠已考慮在內。

根據國家稅務總局在一九九四年四月十八日發出之一份批文，自本公司成立日起及在新的企業所得稅法有特別說明之前，本公司的應納稅所得額暫按15%的稅率徵收所得稅，直至另行通知。本公司於一九九七年三月二十三日接獲青島市財政局的確認，延長這項稅務優惠直至另行通知。

三水公司、郴州公司及深朝日被確認為外商投資企業並可享受經抵銷累計稅損後，由首個獲利年度起計兩免三減半繳交所得稅。本年為三水公司第五個獲利年度、郴州公司第三個獲利年度以及深朝日第四個獲利年度。

深銷售享受經抵銷累計稅損後，由首個獲利年度起計首年豁免及兩年減半繳交所得稅。本年度為深銷售抵銷累計稅損後第四個獲利年度不再享受所得稅優惠。

珠海公司及廈門公司因分別於珠海及廈門經濟特區成立及經營，按有關稅務條例以15%計算應納所得稅。

本集團內其他於中國成立及營運的附屬公司的應納稅所得額按標準稅率33%計算應納所得稅。

**(b) 香港利得稅**

香港利得稅乃根據本期間估計應納稅所得額按17.5%(二零零三年六月三十日：17.5%)之稅率作出準備。

**(c) 增值稅**

根據《中華人民共和國企業增值稅暫行條例》，本集團按產品銷售收入的17%的增值稅率繳納銷項增值稅，購買原材料及半成品等時所繳付的進項增值稅可用於抵扣銷售貨物時的銷項增值稅。另外，本集團按照應繳增值稅額的7%和3%，分別計繳城市維護建設稅和教育費附加。

## 36 所得稅（續）

### (d) 消費稅

根據中國財政部、國家稅務總局頒佈了《關於調整酒類產品消費稅政策的通知（財稅[2001]84號）》規定每噸啤酒出廠價格（含包裝物及包裝物押金）在3,000元以上的，單位消費稅額為每噸250元。其他啤酒之銷售，仍按每噸220元繳納消費稅。

## 37 股利

於本期間，本公司股東大會批准分配二零零三年度的股利為212,000,000元（每股人民幣0.2元）。本公司董事會不建議分配截至二零零四年六月三十日止六個月的中期股利（二零零三年六月三十日：無）。

| | **（未經審計）<br>二零零四年<br>六月三十日止<br>六個月** | （未經審計）<br>二零零三年<br>六月三十日止<br>六個月 |
|---|---|---|
| 已派發股息 | — | 87,782,000 |
| 建議派發之股息<br>二零零三年期末股息每股人民幣0.2元<br>（二零零二年期末股息：每股人民幣0.22元） | **212,000,000** | 220,000,000 |

二零零三年期末股息每股人民幣0.2元乃於二零零四年四月一日建議派發，截至二零零四年六月三十日止，該股息尚未完成實際分發。

## 38 關聯方關係及其交易

不存在控制關係但有交易往來的關聯公司的名稱及與本集團的關係如下：

| **公司名稱** | **與本集團的關係** |
|---|---|
| 青島啤酒集團有限公司 | 部份相同董事及相同主要股東 |
| 青島啤酒實業有限公司 | 部份相同董事及相同主要股東 |
| 青島啤酒房地產有限公司 | 部份相同董事及相同主要股東 |
| 青島啤酒工程有限公司 | 部份相同董事及相同主要股東 |
| 青島啤酒廣告傳播有限公司 | 部份相同董事及相同主要股東 |
| 青島啤酒物資經營有限公司 | 部份相同董事及相同主要股東 |
| 青島啤酒物業管理有限公司 | 部份相同董事及相同主要股東 |
| 青島啤酒（漳州）有限公司 | 部份相同董事及相同主要股東 |
| 西安漢斯啤酒飲料總廠 | 控股子公司少數股東 |

## 38 關聯方關係及其交易（續）

| 公司名稱 | 與本集團的關係 |
|---|---|
| 日本朝日啤酒株式會社 | 控股子公司少數股東 |
| 日本伊藤忠商事株式會社 | 控股子公司少數股東 |
| 日本住金物產株式會社 | 控股子公司少數股東 |
| 江蘇沛縣國有資產經營公司 | 控股子公司少數股東 |
| 山東濰坊藍仔啤酒有限公司 | 控股子公司少數股東 |
| 四川火炬化工廠有限公司 | 控股子公司少數股東 |
| 北京雙合盛五星三環股份有限公司 | 控股子公司少數股東 |
| 北京雙合盛五星啤酒集團公司 | 控股子公司少數股東 |
| 珠海市斗門皇妹企業集團公司 | 控股子公司少數股東 |
| 福建釀酒廠 | 控股子公司少數股東 |
| 嘉士伯亞洲私人有限公司 | 控股子公司少數股東 |
| A-B公司 | 主要投資者 |
| 青島啤酒（廣州）總經銷有限公司 | 聯營公司 |
| 北京青島啤酒銷售有限責任公司 | 聯營公司 |
| 青島啤酒（揚州）有限公司 | 聯營公司 |
| 青華國際 | 聯營公司 |
| 遼寧沈青青島啤酒營銷有限公司 | 聯營公司 |
| 南寧公司 | 聯營公司 |
| 青島啤酒朝日飲品有限公司 | 聯營公司 |
| 遼寧鞍山市輕工國有資產經營有限公司 | 控股子公司少數股東 |
| 中國鐵道建築總公司鐵路運輸處 | 控股子公司少數股東 |

除A-B公司外，以上關聯企業於本期間內均無持有本公司任何股份。

## 38 關聯方關係及其交易（續）

(a) 本期間內本集團與關聯企業的主要交易金額如下：

| | （未經審計）二零零四年六月三十日止六個月 | （未經審計）二零零三年六月三十日止六個月 |
|---|---|---|
| 銷售貨物： | | |
| 遼寧沈青青島啤酒營銷有限公司 | **74,747,233** | 40,582,785 |
| 南寧公司 | **5,018,054** | — |
| 青島啤酒實業有限公司 | **313,118** | — |
| 青華國際 | **3,031,101** | 2,199,569 |
| 青島啤酒（揚州）有限公司 | **—** | 47,768 |
| | **83,109,506** | 42,830,122 |
| 採購貨物： | | |
| 青華國際 | **80,738,288** | 33,303,875 |
| 青島啤酒物資經營有限公司 | **12,176,544** | 6,281,831 |
| 山東濰坊藍仔啤酒有限公司 | **48,272** | 180,975 |
| 青島啤酒（漳州）有限公司 | **20,475,045** | — |
| 青島啤酒實業有限公司 | **4,288,731** | — |
| 青島啤酒工程有限公司 | **256,952** | — |
| | **117,983,832** | 39,766,681 |
| 為本集團提供廣告服務： | | |
| 青島啤酒廣告傳播有限公司 | **—** | 470,633 |
| 本集團為關聯企業提供設備安裝工程服務： | | |
| 青島啤酒工程有限公司 | **110,109** | — |
| 為本集團提供設備安裝工程服務： | | |
| 青島啤酒工程有限公司 | **688,623** | 79,800 |
| 為本集團借款提供的擔保： | | |
| 青島啤酒集團有限公司 | **39,764,000** | 125,000,000 |
| 日本朝日啤酒株式會社、日本伊藤忠商事株式會社、日本住金物產株式會社 | **—** | 125,000,000 |
| | **39,764,000** | 250,000,000 |

(i) 本集團銷售予關聯方的產品及從關聯方採購之貨物以市場價格作為定價基礎。

(ii) 另青島啤酒集團有限公司為本公司一名客戶及青島啤酒（廣州）總經銷有限公司共同承擔應收賬款還款計劃提供了約105,000,000元的擔保。於二零零四年六月三十日，該應收款未償還金額（扣除有關準備）為約63,808,000元，詳情見附註8(c)及38(b)。

## 38 關聯方關係及其交易 *(續)*

(b) 於二零零四年六月三十日，本集團與關聯企業的往來賬期末餘額如下：

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | (未經審計) 二零零四年 六月三十日 | 二零零三年 十二月三十一日 | (未經審計) 二零零四年 六月三十日 | 二零零三年 十二月三十一日 |
| 以短期投資(委託貸款)形式進行*(i)*： | | | | |
| 青島啤酒(揚州)有限公司 | **56,450,000** | 66,450,000 | **56,450,000** | 66,450,000 |
| 包括於應收賬款及長期應收賬款內： | | | | |
| 青島啤酒(廣州)總經銷有限公司*((a)(ii))* | **82,560,810** | 86,860,810 | **82,560,810** | 86,860,810 |
| 北京青島啤酒銷售有限責任公司 | **11,245,784** | 11,245,784 | **11,245,784** | 11,245,784 |
| 青島啤酒實業有限公司 | **1,588,376** | 1,553,781 | **1,588,376** | 1,553,781 |
| 青島啤酒(揚州)有限公司 | **1,177,728** | 1,086,850 | **1,177,728** | 1,086,850 |
| 南寧公司 | **5,101,947** | — | **—** | — |
| 青華國際 | **1,893,809** | — | **1,893,809** | — |
| 青島啤酒(漳州)有限公司 | **—** | 156,000 | **—** | 156,000 |
| | **103,568,454** | 100,903,225 | **98,466,507** | 100,903,225 |

## 38 關聯方關係及其交易 *(續)*

(b) 於二零零四年六月三十日，本集團與關聯企業的往來賬期末餘額如下：

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **(未經審計)** **二零零四年** **六月三十日** | 二零零三年 十二月三十一日 | **(未經審計)** **二零零四年** **六月三十日** | 二零零三年 十二月三十一日 |
| 包括於其他應收款內： | | | | |
| 南寧公司 | **21,019,200** | — | — | — |
| 遼寧鞍山市輕工國有資產經營有限公司 | **906,533** | 877,186 | — | — |
| 四川火炬 | **48,669** | 2,204,706 | — | — |
| 青島啤酒貿業有限公司 | **212,942** | 208,373 | **212,942** | 208,373 |
| 西安漢斯啤酒飲料總廠 | **227,992** | 126,479 | — | — |
| 青島啤酒廣告傳播有限公司 | **12,812** | 3,037,775 | **12,812** | 10,775 |
| 青島啤酒集團有限公司 | **7,075,757** | 2,936,756 | **4,379,147** | 240,146 |
| 青島啤酒工程有限公司 | **209,575** | 248,154 | **209,575** | 248,154 |
| 青島啤酒物資經營有限公司 | **2,938,525** | 2,938,525 | **2,938,525** | 2,938,525 |
| 青島啤酒(漳州)有限公司 | **11,900,605** | 15,524,000 | **11,500,000** | 11,500,000 |
| 珠海市斗門皇妹企業集團公司 | **9,996,279** | 5,000,000 | — | — |
| 福建釀酒廠(新加坡)私人有限公司 | — | 5,679 | — | — |
| 青島啤酒房地產有限公司 | — | 10,000,000 | — | 10,000,000 |
| | **54,548,889** | 43,107,633 | **19,253,001** | 25,145,973 |

## 38 關聯方關係及其交易 *(續)*

(b) 於二零零四年六月三十日，本集團與關聯企業的往來賬期末餘額如下：*(續)*

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | (未經審計) 二零零四年 六月三十日 | 二零零三年 十二月三十一日 | (未經審計) 二零零四年 六月三十日 | 二零零三年 十二月三十一日 |
| 包括於預付賬款內： | | | | |
| 南寧公司 | **61,442,163** | — | **—** | — |
| 青島啤酒(漳州)有限公司 | **444,104** | — | **—** | — |
| 青島啤酒工程有限公司 | **—** | 1,189,240 | **—** | — |
| | **61,886,267** | 1,189,240 | **—** | — |
| 包括於預收賬款內： | | | | |
| 遼寧沈青青島啤酒營銷有限公司 | **626,326** | 3,073,220 | **626,326** | 3,073,220 |
| 中國鐵道建築總公司鐵路運輸處 | **36,496** | — | **—** | — |
| 南寧公司 | **183,885** | — | **—** | — |
| | **846,707** | 3,073,220 | **626,326** | 3,073,220 |

## 38 關聯方關係及其交易 *(續)*

(b) 於二零零四年六月三十日，本集團與關聯企業的往來賬期末餘額如下：*(續)*

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | (未經審計) 二零零四年 六月三十日 | 二零零三年 十二月三十一日 | (未經審計) 二零零四年 六月三十日 | 二零零三年 十二月三十一日 |
| 包括於其他應付款及長期應付款內： | | | | |
| 青島啤酒工程有限公司 | **870,334** | 52,608 | **154,472** | — |
| 青島啤酒集團有限公司 | **24,599,396** | 25,099,396 | **—** | — |
| 江蘇沛縣國有資產經營公司 | **441,187** | 441,187 | **—** | — |
| 北京雙合盛五星三環股份有限公司 | **25,453,610** | 50,944,166 | **—** | — |
| 青島啤酒朝日飲品有限公司 | **136,618** | 136,618 | **136,618** | 136,618 |
| 青島啤酒實業有限公司 | **8,000** | 8,000 | **8,000** | 8,000 |
| 青島啤酒物業管理有限公司 | **3,700** | 3,700 | **3,700** | 3,700 |
| A-B公司*(ii)* | **124,150,500** | 124,047,480 | **—** | — |
| 四川火炬 | **62,730** | 3,393 | **—** | — |
| 嘉士伯亞洲私人有限公司 | **—** | 11,822 | **—** | 11,822 |
| 中國鐵道建築總公司鐵路運輸處 | **29,295** | — | **—** | — |
| 南寧公司 | **12,875** | — | **—** | — |
| | **175,768,245** | 200,748,370 | **302,790** | 160,140 |

## 38 關聯方關係及其交易 *(續)*

(b) 於二零零四年六月三十日，本集團與關聯企業的往來賬期末餘額如下：*(續)*

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | (未經審計)<br>二零零四年<br>六月三十日 | 二零零三年<br>十二月三十一日 | (未經審計)<br>二零零四年<br>六月三十日 | 二零零三年<br>十二月三十一日 |
| 包括於預付賬款內： | | | | |
| 南寧公司 | **61,442,163** | — | — | — |
| 青島啤酒(漳州)有限公司 | **444,104** | — | — | — |
| 青島啤酒工程有限公司 | — | 1,189,240 | — | — |
| | **61,886,267** | 1,189,240 | — | — |
| 包括於預收賬款內： | | | | |
| 遼寧沈青青島啤酒營銷有限公司 | **626,326** | 3,073,220 | **626,326** | 3,073,220 |
| 中國鐵道建築總公司鐵路運輸處 | **36,496** | — | — | — |
| 南寧公司 | **183,885** | — | — | — |
| | **846,707** | 3,073,220 | **626,326** | 3,073,220 |

## 38 關聯方關係及其交易 *(續)*

(b) 於二零零四年六月三十日，本集團與關聯企業的往來賬期末餘額如下：*(續)*

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | (未經審計) 二零零四年 六月三十日 | 二零零三年 十二月三十一日 | (未經審計) 二零零四年 六月三十日 | 二零零三年 十二月三十一日 |
| 包括於其他應付款及長期應付款內： | | | | |
| 青島啤酒工程有限公司 | **870,334** | 52,608 | **154,472** | — |
| 青島啤酒集團有限公司 | **24,599,396** | 25,099,396 | **—** | — |
| 江蘇沛縣國有資產經營公司 | **441,187** | 441,187 | **—** | — |
| 北京雙合盛五星三環股份有限公司 | **25,453,610** | 50,944,166 | **—** | — |
| 青島啤酒朝日飲品有限公司 | **136,618** | 136,618 | **136,618** | 136,618 |
| 青島啤酒實業有限公司 | **8,000** | 8,000 | **8,000** | 8,000 |
| 青島啤酒物業管理有限公司 | **3,700** | 3,700 | **3,700** | 3,700 |
| A-B公司*(ii)* | **124,150,500** | 124,047,480 | **—** | — |
| 四川火炬 | **62,730** | 3,393 | **—** | — |
| 嘉士伯亞洲私人有限公司 | **—** | 11,822 | **—** | 11,822 |
| 中國鐵道建築總公司鐵路運輸處 | **29,295** | — | **—** | — |
| 南寧公司 | **12,875** | — | **—** | — |
| | **175,768,245** | 200,748,370 | **302,790** | 160,140 |

## 38 關聯方關係及其交易 *(續)*

(b) 於二零零四年六月三十日，本集團與關聯企業的往來賬期末餘額如下：*(續)*

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | （未經審計）<br>二零零四年<br>六月三十日 | 二零零三年<br>十二月三十一日 | （未經審計）<br>二零零四年<br>六月三十日 | 二零零三年<br>十二月三十一日 |
| 包括於應付賬款內： | | | | |
| 青島啤酒物資經營有限公司 | **185,737** | 2,136,104 | **185,737** | 2,136,104 |
| 青島啤酒實業有限公司 | **97,146** | 528,410 | **97,146** | 450,582 |
| 四川火炬 | **370,730** | 370,730 | — | — |
| 青島啤酒工程有限公司 | **256,952** | 280,892 | — | — |
| 青島啤酒廣告傳播有限公司 | **13,332** | 26,664 | **13,332** | 26,664 |
| 山東濰坊藍仔啤酒有限公司 | **81,060** | 82,788 | — | — |
| 青島啤酒朝日飲品有限公司 | **6,000** | 12,672 | **6,000** | — |
| 北京雙合盛五星啤酒集團公司 | — | 13,966,225 | — | — |
| | **1,010,957** | 17,404,485 | **302,215** | 2,613,350 |
| 包括於應付票據內： | | | | |
| 南寧公司 | **55,000,000** | — | — | — |

除於(a)項所述的擔保及以下(i)和(ii)所述的借款外，本集團及本公司與所有與關聯企業的往來賬均無擔保及無固定還款期，亦不計利息。

(i) 截至二零零四年六月三十日，本公司透過中國交通銀行以委託貸款形式提供約56,450,000元（二零零三年十二月三十一日：66,450,000元）貸款予一聯營公司。上述委託貸款為一年內到期、免息及無擔保。

(ii) 於二零零三年十月，香港公司跟A-B公司簽定一份借款協議。根據該協議，A-B公司借款美金15,000,000元（約人民幣124,151,000元）（「借款」）予香港公司。該借款的年利率為1%、無抵押、還款期為五年。本公司已為該借款之償還作擔保。

## 39 或有負債

根據國務院及青島市政府於一九九八年頒佈有關住房制度改革的政策，取消了原有福利性實物分房政策，以住房分配貨幣化補貼形式補償合資格的職工的住房福利。於二零零四年六月三十日，本集團及本公司仍未完成該等計劃的制訂，而本集團及本公司亦未向職工宣佈任何有住房分配貨幣化補貼的計劃。經諮詢律師意見後，董事會認為本集團及本公司無需亦未就該等住房分配貨幣化補貼作出任何費用支付或無可靠理據為此作出撥備。

## 40 承諾事項

### (a) 資本性承諾事項

以下為於資產負債表日，本集團及本公司已簽約而尚不必在會計報表上確認的資本支出承諾：

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | (未經審計)<br>二零零四年<br>六月三十日 | 二零零三年<br>十二月三十一日 | (未經審計)<br>二零零四年<br>六月三十日 | 二零零三年<br>十二月三十一日 |
| 建築工程 | **29,422,000** | 33,301,000 | **10,287,000** | 13,189,000 |
| 投資及收購企業*(i)* | **9,900,000** | 9,950,000 | **—** | — |
| | **39,322,000** | 43,251,000 | **10,287,000** | 13,189,000 |

(i) 該資本承諾為本公司之控股子公司斗門公司收購珠海市斗門區麥芽廠(「斗門區麥芽廠」)部分資產之款項，詳情請參閱附註41(c)。

### (b) 經營租賃承諾事項

根據已簽訂的不可撤消的經營性租賃合同，未來最低應支付租金匯總如下：

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | (未經審計)<br>二零零四年<br>六月三十日 | 二零零三年<br>十二月三十一日 | (未經審計)<br>二零零四年<br>六月三十日 | 二零零三年<br>十二月三十一日 |
| 一年以內 | **2,130,000** | — | **310,000** | — |

如附註5(d)所述，本集團之控股子公司寶雞公司承諾負責寶啤公司有關的營運成本及寶雞酒精員工相關的工資保險費用。

## 41 資產負債表日後事項

(a) 二零零一年十一月本公司與加拿大EVG企業有限公司(「EVG公司」)簽訂了股權轉讓協議(「轉讓協議」),EVG公司同意購入本公司持有的三環公司25%的股權。於二零零四年二月,本公司與EVG公司解除轉讓協議。同時,本公司與香港公司簽訂協議,將原轉讓予EVG公司的三環公司25%股權以850,000美元轉讓給香港公司。二零零四年七月,相應的外方股東變更事項已經獲得有關審批機構批准,並辦理完畢工商變更登記手續。是次股權轉讓後,本公司持有三環公司29%的股權,香港公司持有三環公司25%的股權。

(b) 二零零四年五月及六月,本公司分別與甘肅農墾啤酒股份有限公司(「農墾啤酒」)及其股東簽署增資擴股協議書及補充協議書,本公司向農墾啤酒投資約60,481,000元而對該公司進行增資擴股,交易完成後本公司持有農墾啤酒50%的股權。該增資擴股事項已於二零零四年七月辦理完畢工商變更登記手續,農墾啤酒的公司名稱相應變更為青島啤酒(甘肅)農墾股份有限公司。

(c) 二零零三年十二月,本公司之控股子公司斗門公司與斗門區麥芽廠簽訂資產轉讓合同,斗門公司以約19,900,000元收購斗門區麥芽廠所屬的土地使用權、房屋建築物、機器設備及相應的高壓供電專線、供水管道和給排水系統。截至二零零四年六月三十日止,斗門公司已支付價款約10,000,000元,剩餘款項及相關轉讓手續正在辦理中。

(d) 本公司2003年度股東年會通過2003年度利潤分配方案為每股派發股利現金人民幣0.20元(A股含稅),該分配方案已於2004年7月30日實施完畢。

## 42 扣除非經常性損益後的淨利潤

| | (未經審計)<br>二零零四年<br>六月三十日<br>止六個月 |
|---|---|
| 淨利潤 | 148,250,561 |
| 加(減):非經常性損益項目 | |
| — 處置長期股權投資、固定資產、在建工程、無形資產、其他長期資產產生的損失 | 6,620,743 |
| — 政府補貼 | (29,485,149) |
| — 營業外收入(扣除處置固定資產收益) | (2,719,134) |
| — 營業外支出(扣除處置固定資產損失) | 52,322,656 |
| | 174,989,677 |
| 非經常性損益的所得稅影響數 | (10,494,145) |
| 扣除非經常性損益後的淨利潤 | 164,495,532 |

## 43 重分類

比較期間的會計報表的部分項目已按本期間會計報表的披露方式進行了重分類。

## (1) 淨資產收益率和每股收益指標

| | 集團 | | | | 公司 | | | |
|---|---|---|---|---|---|---|---|---|
| | 淨資產收益率 | | 每股收益 | | 淨資產收益率 | | 每股收益 | |
| 報告期利潤 | 全面攤薄 | 加權平均 | 全面攤薄 | 加權平均 | 全面攤薄 | 加權平均 | 全面攤薄 | 加權平均 |
| **截至二零零四年六月三十日止六個月(未經審計)** | | | | | | | | |
| **主營業務利潤** | **39.12%** | **37.92%** | **1.2836** | **1.2836** | **15.42%** | **14.95%** | **0.5100** | **0.5100** |
| **營業利潤** | **9.04%** | **8.76%** | **0.2967** | **0.2967** | **5.47%** | **5.30%** | **0.1809** | **0.1809** |
| **淨利潤** | **4.26%** | **4.13%** | **0.1399** | **0.1399** | **4.25%** | **4.12%** | **0.1406** | **0.1406** |
| **扣除非經常性損益後的淨利潤** | **4.73%** | **4.58%** | **0.1552** | **0.1552** | **5.90%** | **5.72%** | **0.1952** | **0.1952** |
| 截至二零零三年六月三十日止六個月(未經審計) | | | | | | | | |
| 主營業務利潤 | 37.02% | 35.19% | 1.1455 | 1.1455 | 13.51% | 12.84% | 0.4224 | 0.4224 |
| 營業利潤 | 5.94% | 5.65% | 0.1838 | 0.1838 | 4.08% | 3.87% | 0.1274 | 0.1274 |
| 淨利潤 | 3.76% | 3.58% | 0.1164 | 0.1164 | 3.58% | 3.40% | 0.1119 | 0.1119 |
| 扣除非經常性損益後的淨利潤 | 4.04% | 3.84% | 0.1249 | 0.1249 | 3.67% | 3.49% | 0.1148 | 0.1148 |

淨資產收益率和每股收益按《公開發行證券公司信息披露編報規則第9號 — 淨資產收益率和每股收益的計算及披露》方法計算。

(2) 資產減值準備明細

(a) 集團

| 項目 | 期初餘額<br>人民幣元 | (未經審計)<br>本期間<br>增加數<br>人民幣元 | (未經審計)<br>本期間<br>轉回/沖銷<br>人民幣元 | (未經審計)<br>期末餘額<br>人民幣元 |
|---|---|---|---|---|
| 應收賬款 | 123,447,460 | 10,749,075 | (640,695) | 133,555,840 |
| 其他應收款 | 54,319,553 | 379,524 | (36,186) | 54,662,891 |
| 長期應收賬款 | 21,191,858 | — | — | 21,191,858 |
| 壞賬準備合計 | 198,958,871 | 11,128,599 | (676,881) | 209,410,589 |
| 原材料 | 2,805,178 | 183,070 | — | 2,988,248 |
| 產成品 | 9,049,580 | — | — | 9,049,580 |
| 其他存貨 | 13,275,427 | 14,799,151 | (213,824) | 27,860,754 |
| 存貨跌價準備合計 | 25,130,185 | 14,982,221 | (213,824) | 39,898,582 |
| 長期股權投資減值準備 | 7,054,708 | — | — | 7,054,708 |
| 房屋建築物 | 32,743,534 | 1,256,718 | (2,639,798) | 31,360,454 |
| 機器設備 | 88,910,842 | 45,549,226 | (6,223,343) | 128,236,725 |
| 運輸設備 | 3,104,074 | 113,552 | (388,534) | 2,829,092 |
| 固定資產減值準備合計 | 124,758,450 | 46,919,496 | (9,251,675) | 162,426,271 |

(2) 資產減值準備明細(續)

(b) 公司

| 項目 | 期初餘額<br>人民幣元 | (未經審計)<br>本期間<br>增加數<br>人民幣元 | (未經審計)<br>本期間<br>轉回/沖銷<br>人民幣元 | (未經審計)<br>期末餘額<br>人民幣元 |
|---|---|---|---|---|
| 應收賬款 | 59,874,622 | 2,621,375 | — | 62,495,997 |
| 其他應收款 | 32,414,087 | 602,340 | (2,679,375) | 30,337,052 |
| 長期應收賬款 | 21,191,858 | — | — | 21,191,858 |
| 壞賬準備合計 | 113,480,567 | 3,223,715 | (2,679,375) | 114,024,907 |
| 原材料 | 1,022,238 | — | — | 1,022,238 |
| 存貨跌價準備合計 | 1,022,238 | — | — | 1,022,238 |
| 長期股權投資減值準備 | 2,992,862 | — | — | 2,992,862 |
| 機器設備 | 6,884,800 | — | (11,038) | 6,873,762 |
| 運輸設備 | 5,950 | — | — | 5,950 |
| 固定資產減值準備合計 | 6,890,750 | — | (11,038) | 6,879,712 |

### (3) 會計報表差異調節表

本集團根據中國企業會計準則、《企業會計制度》及有關法規(「中國會計準則」),為於中國發行之A股股東編製了一套截至二零零四年六月三十日止六個月的未經審計法定財務報表。

由於中國會計準則與香港公認會計原則的不同,導致本集團匯報的資產、負債及淨利潤有所差別。其所帶來的主要差別摘要見附表如下:

對於合併淨資產之影響:

| | (未經審計)<br>二零零四年<br>六月三十日<br>人民幣千元 | 二零零三年<br>十二月三十一日<br>人民幣千元 |
|---|---|---|
| 按中國會計準則計算之淨資產值: | **3,477,601** | 3,513,903 |
| 按香港公認會計原則所作之調整: | | |
| 因按中國會計準則及香港公認會計原則採用不同匯率而產生之調整 | **141,253** | 141,253 |
| 在匯率並軌前購入資產須多提的固定資產折舊 | **(123,667)** | (117,927) |
| 按中國會計準則投資差異攤銷及按香港公認會計原則所作之商譽及負商譽攤銷的調整 | **(89,050)** | (58,106) |
| 因採納香港會計準則第12號而產生之調整 | **(2,530)** | (2,001) |
| 對可轉換公司債券面值及利息使用不同會計政策 | **1,212,716** | 938,231 |
| 其他 | **(938)** | (527) |
| 按香港公認會計原則計算之淨資產 | **4,615,385** | 4,414,826 |

對於合併利潤表之影響:

| | (未經審計)<br>二零零四年<br>六月三十日<br>止六個月<br>人民幣千元 | (未經審計)<br>二零零三年<br>六月三十日<br>止六個月<br>人民幣千元 |
|---|---|---|
| 按中國會計準則計算之淨利潤 | **148,251** | 116,403 |
| 按香港公認會計原則所作之調整: | | |
| 在匯率並軌前購入資產須多提的固定資產折舊 | **(5,740)** | (5,740) |
| 按中國會計準則投資差異攤銷及按香港公認會計原則所作之商譽及負商譽攤銷的調整 | **(5,086)** | (6,068) |
| 附屬公司獲豁免償還欠款 | **1,259** | 238 |
| 因採納香港會計準則第12號而產生之調整 | **(529)** | (393) |
| 對可轉換公司債券面值及利息使用不同會計政策 | **7,031** | 3,549 |
| 其他 | **(412)** | 780 |
| 按香港公認會計原則計算之股東應佔盈利 | **144,774** | 108,769 |

# 青島啤酒股份有限公司及其附屬公司
## 簡明綜合損益表

*截至二零零四年六月三十日止六個月*
(按香港公認會計原則編制)

| | 附註 | (未經審核) 截至六月三十日止六個月 二零零四年 人民幣千元 | 二零零三年 人民幣千元 |
|---|---|---|---|
| 營業額 | 3, 9, 28 | **3,872,590** | 3,433,162 |
| 銷售成本 | 28 | **(2,512,000)** | (2,258,495) |
| 毛利 | | **1,360,590** | 1,174,667 |
| 其他費用淨額 | 4, 19 | **(56,157)** | (2,420) |
| 分銷成本 | | **(710,465)** | (624,175) |
| 行政及其他經營開支 | | **(323,608)** | (303,282) |
| 經營盈利 | 4 | **270,360** | 244,790 |
| 理財成本 | 7 | **(24,728)** | (64,530) |
| 應佔聯營公司經營盈利減虧損 | | **(4,146)** | (3,319) |
| 除税前盈利 | | **241,486** | 176,941 |
| 税項 | 8 | **(75,637)** | (54,616) |
| 除税後盈利 | | **165,849** | 122,325 |
| 少數股東損益 | | **(21,075)** | (13,556) |
| 股東應佔盈利 | 11 | **144,774** | 108,769 |
| 股息 | 10 | **212,000** | 220,000 |
| 每股基本盈利 | 12 | **人民幣0.14** | 人民幣0.11 |
| 每股全面攤薄盈利 | 12 | **人民幣0.11** | 人民幣0.10 |

# 簡明綜合資產負債表

*二零零四年六月三十日及二零零三年十二月三十一日結算*
(按香港公認會計原則編制)

| | 附註 | (未經審核)<br>二零零四年<br>六月三十日<br>人民幣千元 | (經審核)<br>二零零三年<br>十二月三十一日<br>人民幣千元 |
|---|---|---|---|
| **非流動資產** | | | |
| 無形資產 | 14 | **270,442** | 257,041 |
| 固定資產 | 13 | **5,427,446** | 5,467,547 |
| 在建工程 | | **176,222** | 210,144 |
| 長期投資 | 27 | **17,862** | 17,930 |
| 聯營公司權益 | 27 | **117,454** | 21,197 |
| 負商譽 | 15 | **(95,081)** | (98,191) |
| 遞延稅項資產 | 23 | **6,901** | 7,111 |
| 其他長期資產 | 16, 28 | **58,695** | 58,826 |
| | | **5,979,941** | 5,941,605 |
| **流動資產** | | | |
| 存貨 | 17 | **1,276,504** | 1,305,503 |
| 短期投資 | | **4,530** | — |
| 應收賬款 | 16, 28 | **228,050** | 165,204 |
| 應收票據 | | **98,055** | 50,883 |
| 保證金、預付賬款及其他應收款 | 28 | **637,361** | 527,474 |
| 短期銀行存款 | | **31,024** | 12,016 |
| 已抵押的銀行存款 | | **22,051** | 83,135 |
| 銀行結餘及現金 | | **1,579,319** | 837,749 |
| | | **3,876,894** | 2,981,964 |

# 簡明綜合資產負債表(續)

二零零四年六月三十日及二零零三年十二月三十一日結算
(按香港公認會計原則編制)

| | 附註 | (未經審核) 二零零四年 六月三十日 人民幣千元 | (經審核) 二零零三年 十二月三十一日 人民幣千元 |
|---|---|---|---|
| **流動負債** | | | |
| 應付賬款 | 21, 28 | **786,619** | 646,913 |
| 長期銀行借款之一年內應償還額 | 18 | **47,020** | 61,386 |
| 應付票據 | 22, 28 | **496,298** | 525,450 |
| 預提費用 | | **243,834** | 67,365 |
| 應付稅項 | | **40,309** | 47,520 |
| 其他應付款 | 28 | **1,216,625** | 940,836 |
| 應付股利 | 10 | **214,876** | 1,100 |
| 短期銀行借款 | 18, 28 | **1,246,665** | 1,302,613 |
| 銷售按金 | 28 | **146,122** | 129,068 |
| 撥備 | 19 | **51,068** | — |
| | | **4,489,436** | 3,722,251 |
| **流動負債淨額** | | **(612,542)** | (740,287) |
| **總資產減流動負債** | | **5,367,399** | 5,201,318 |
| **資金來源** | | | |
| 股本 | 24 | **1,060,000** | 1,060,000 |
| 可轉換公司債券 | 20 | **1,191,192** | 923,738 |
| 儲備 | 25 | **2,364,193** | 2,219,088 |
| 二零零三年擬派發末期股息 | 10, 25 | **—** | 212,000 |
| **股東權益** | | **4,615,385** | 4,414,826 |
| **少數股東權益** | | **551,043** | 579,465 |
| **非流動負債** | | | |
| 長期銀行借款 | 18 | **46,515** | 53,784 |
| 其他長期負債 | | **13,730** | 12,113 |
| 遞延稅項負債 | 23 | **16,575** | 17,083 |
| 長期應付股東借款 | 28 | **124,151** | 124,047 |
| | | **200,971** | 207,027 |
| | | **5,367,399** | 5,201,318 |

# 青島啤酒股份有限公司及其附屬公司

## 綜合股權變動表

*截至二零零四年六月三十日止六個月*
（按香港公認會計原則編制）

| | （未經審核） | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 股本<br>人民幣千元 | 股份溢價<br>人民幣千元 | 可轉換公司債券<br>人民幣千元 | 資本儲備<br>人民幣千元 | 法定盈餘公積金<br>人民幣千元 | 法定公益金<br>人民幣千元 | 匯兌差額<br>人民幣千元 | 累計虧損<br>人民幣千元 | 擬派股息<br>人民幣千元 | 合計<br>人民幣千元 |
| 二零零四年一月一日 | 1,060,000 | 2,115,258 | 923,738 | 12,921 | 218,185 | 176,978 | 111 | (304,365) | 212,000 | 4,414,826 |
| 匯兌差額 | – | – | – | – | – | – | 331 | – | – | 331 |
| 宣佈派發之股息 *(附註10)* | – | – | – | – | – | – | – | – | (212,000) | (212,000) |
| 本期利潤 | – | – | – | – | – | – | – | 144,774 | – | 144,774 |
| 發行可轉換公司債券，淨額 *(附註20)* | – | – | 267,454 | – | – | – | – | – | – | 267,454 |
| 二零零四年六月三十日 | 1,060,000 | 2,115,258 | 1,191,192 | 12,921 | 218,185 | 176,978 | 442 | (159,591) | – | 4,615,385 |
| 二零零三年一月一日 | 1,000,000 | 1,893,826 | – | 11,448 | 162,654 | 129,569 | 339 | (232,413) | 220,000 | 3,185,423 |
| 會計政策變更之累計影響 | – | – | – | – | – | – | – | (1,217) | – | (1,217) |
| 二零零三年一月一日，經重列 | 1,000,000 | 1,893,826 | – | 11,448 | 162,654 | 129,569 | 339 | (233,630) | 220,000 | 3,184,206 |
| 匯兌差額 | – | – | – | – | – | – | 135 | – | – | 135 |
| 宣佈派發之股息 *(附註10)* | – | – | – | – | – | – | – | – | (220,000) | (220,000) |
| 本期利潤 | – | – | – | – | – | – | – | 108,769 | – | 108,769 |
| 發行可轉換公司債券，淨額 *(附註20)* | – | – | 935,811 | – | – | – | – | – | – | 935,811 |
| 二零零三年六月三十日 | 1,000,000 | 1,893,826 | 935,811 | 11,448 | 162,654 | 129,569 | 474 | (124,861) | – | 4,008,921 |

## 青島啤酒股份有限公司及其附屬公司
## 簡明綜合現金流量表

*截至二零零四年六月三十日止六個月*
(按香港公認會計原則編制)

| | (未經審核) 截至六月三十日止六個月 | |
|---|---|---|
| | **二零零四年** **人民幣千元** | 二零零三年 人民幣千元 |
| 經營活動之現金流入淨額 | **851,257** | 686,248 |
| 投資活動之現金流出淨額 | **(277,138)** | (275,797) |
| 理財活動之現金流入／(流出)淨額 | **155,104** | (165,432) |
| 現金及現金等價物之增加 | **729,223** | 245,019 |
| 於一月一日之現金及現金等價物 | **849,765** | 762,166 |
| 外幣匯率變動之影響 | **331** | 135 |
| 於六月三十日之現金及現金等價物 | **1,579,319** | 1,007,320 |
| 現金及現金等價物結餘分析 | | |
| 銀行結餘及現金 | **1,579,319** | 1,007,320 |

期末現金及現金等價物並不包括存款期長於三個月的短期銀行存款及因於取得銀行匯票已抵押的銀行存款。於二零零四年六月三十日，短期銀行存款及已抵押的銀行存款，分別約為人民幣31,024,000元(二零零三年六月三十日：人民幣28,000,000元)及人民幣22,051,000元(二零零三年六月三十日：人民幣35,509,000元)。

## 1 公司架構及主要業務

青島啤酒股份有限公司(「本公司」)於一九九三年六月十六日在中華人民共和國(「中國」)成立，並於一九九五年十二月二十七日取得按中外合資股份有限公司註冊的營業執照。本公司發行的H股自一九九三年七月十五日開始在香港聯合交易所有限公司之主板上市，而A股則自一九九三年八月二十七日開始在上海證券交易所上市。

於二零零二年十月二十一日，本公司與安海斯 - 布希國際控股有限公司(Anheuser - Busch International Holdings, Inc.)(「A-B 公司」)簽訂一項《戰略性投資協議》，本公司分期向A-B公司發行強制性轉股的可轉換公司債券，作價共約港幣1,416,195,000元(折合約人民幣1,503,448,000元)；全數換股後A-B公司將持有本公司約27%的股權。本公司於二零零三年度收到A-B公司認購本公司發行的可轉換公司債券的部份款項合共約港幣1,162,057,000元(折合約人民幣1,233,630,000元)，而其中約港幣280,800,000元(折合約人民幣297,999,000元)可轉換公司債券已於二零零三年轉換成60,000,000股新增H股。其餘債券認購款約港幣254,138,000元(折合約人民幣269,818,000元)已於二零零四年三月三十一日收到。詳情請參閱附註20。於截至二零零四年六月三十日止六個月內，所有可轉換公司債券已全部發行，但並未發生新增H股轉換。

本公司及其附屬公司(合稱「本集團」)的主要業務為生產及銷售啤酒。

本集團及本公司的主要收購事項已詳列於本報告附註27。

## 2 編製基準

本集團及本公司之中期綜合賬目乃按照香港會計師公會頒佈之香港會計實務準則(「香港會計準則」)第25號「中期財務報告」而編製。

此份綜合賬目是未經審核的，但經本公司的審核委員會審議確認。

本中期賬目應與二零零三年之年度財務報表一併閱讀。 編製本中期賬目所採用之會計政策及計算方法與截至二零零三年十二月三十一日止年度之年度賬目所採用者一致。

## 3 分部報表

本集團之唯一主要業務為生產及銷售啤酒。因此，未提供按業務分部資料之分析。

本集團的活動主要在中國產生，按地區分部的資料分析如下：

| | (未經審核)<br>截至二零零四年六月三十日止六個月 | | | | | | |
|---|---|---|---|---|---|---|---|
| | 青島地區<br>人民幣千元 | 其他山東地區<br>人民幣千元 | 華北地區<br>人民幣千元 | 華南地區<br>人民幣千元 | 海外地區<br>人民幣千元 | 合併抵銷<br>人民幣千元 | 合併<br>人民幣千元 |
| **營業額** | | | | | | | |
| 對外銷售 | 1,073,567 | 471,163 | 974,802 | 1,205,720 | 147,338 | — | 3,872,590 |
| 分部間往來 | 130,039 | 36,537 | 59,646 | 13,801 | — | (240,023) | — |
| **分部營業額** | 1,203,606 | 507,700 | 1,034,448 | 1,219,521 | 147,338 | (240,023) | 3,872,590 |
| **營業盈利** | | | | | | | |
| 分部業績 | 138,344 | (1,210) | 44,795 | 115,820 | 44,499 | | 342,248 |
| 未分配開支，淨額 | | | | | | | (71,888) |
| **經營盈利** | | | | | | | 270,360 |
| 理財成本 | | | | | | | (24,728) |
| 應佔聯營公司經營盈利減虧損 | (4,146) | — | — | — | — | | (4,146) |
| **除稅前盈利** | | | | | | | 241,486 |
| 稅項 | | | | | | | (75,637) |
| **除稅後盈利** | | | | | | | 165,849 |
| 少數股東損益 | | | | | | | (21,075) |
| **股東應佔盈利** | | | | | | | 144,774 |

## 3 分部報表（*續*）

| | （未經審核）截至二零零三年六月三十日止六個月 | | | | | | |
|---|---|---|---|---|---|---|---|
| | 青島地區<br>*人民幣千元* | 其他山東地區<br>*人民幣千元* | 華北地區<br>*人民幣千元* | 華南地區<br>*人民幣千元* | 海外地區<br>*人民幣千元* | 合併抵銷<br>*人民幣千元* | 合併<br>*人民幣千元* |
| **營業額** | | | | | | | |
| 對外銷售 | 906,244 | 515,752 | 762,219 | 1,020,861 | 228,086 | — | 3,433,162 |
| 分部間往來 | 98,182 | — | 48,361 | 103,588 | — | (250,131) | — |
| 分部營業額 | 1,004,426 | 515,752 | 810,580 | 1,124,449 | 228,086 | (250,131) | 3,433,162 |
| **營業盈利** | | | | | | | |
| 分部業績 | 116,192 | 12,646 | 35,659 | 55,346 | 85,930 | | 305,773 |
| 未分配開支，淨額 | | | | | | | (60,983) |
| **經營盈利** | | | | | | | 244,790 |
| 理財成本 | | | | | | | (64,530) |
| 應佔聯營公司經營盈利減虧損 | (3,319) | — | — | — | — | | (3,319) |
| **除稅前盈利** | | | | | | | 176,941 |
| 稅項 | | | | | | | (54,616) |
| **除稅後盈利** | | | | | | | 122,325 |
| 少數股東損益 | | | | | | | (13,556) |
| **股東應佔盈利** | | | | | | | 108,769 |

## 4 經營盈利

綜合經營盈利已計入／(扣除)下列各項：

| | (未經審核) 截至六月三十日止六個月 | |
|---|---|---|
| | **二零零四年** **人民幣千元** | 二零零三年 人民幣千元 |
| 處理固定資產淨損失 | **6,621** | 4,457 |
| 計提／(撥回)存貨之準備 | **214** | (1,261) |
| 已售之存貨成本(包括折舊、攤銷及人工成本) | **2,512,000** | 2,258,495 |
| 自置固定資產折舊 | **238,661** | 243,169 |
| 無形資產攤銷 | | |
| 一 商標 | **1,608** | 1,314 |
| 一 專有技術 | **931** | 885 |
| 一 其他 | **2,194** | 699 |
| 商譽攤銷 | **9,580** | 8,667 |
| 負商譽攤銷 | **(5,150)** | (5,122) |
| 核數師酬金 | **3,233** | 2,915 |
| 經營租賃支出 | **2,364** | 6,941 |
| 應收賬款壞賬準備 | **10,108** | 28,035 |
| 固定資產之減值準備 | **46,920** | 24,002 |
| 存貨可變現淨值準備 | **14,982** | 2,114 |
| 研究及開發成本 | **1,699** | 842 |
| 未決訴訟之撥備 | **51,068** | — |
| 員工成本 *(附註5)* | **269,207** | 264,766 |

## 5 員工成本(包括董事薪津)

| | (未經審核) 截至六月三十日止六個月 | |
|---|---|---|
| | **二零零四年** **人民幣千元** | 二零零三年 人民幣千元 |
| 薪酬工資 | 201,898 | 189,089 |
| 社會保障成本 | 18,575 | 22,278 |
| 退休成本－界定供款計劃 | 44,249 | 50,596 |
| 員工醫療福利 | 4,485 | 2,803 |
| 合計 | 269,207 | 264,766 |

## 6 董事、監事會成員及五位支薪最高人士之薪津

| | （未經審核）截至六月三十日止六個月 | |
|---|---|---|
| | 二零零四年 人民幣千元 | 二零零三年 人民幣千元 |
| **董事薪津** | | |
| 非執行董事 | | |
| 一 董事袍金 | — | — |
| 一 其他 | — | — |
| 執行董事 | | |
| 一 董事袍金 | — | — |
| 一 薪金津貼及非現金利益 | **508** | 142 |
| 一 退休金供款 | **17** | 14 |
| 合計 | **525** | 156 |

**管理人員薪津**

五位支薪最高人士（其中並無（二零零三年六月三十日止六個月：相同）為本公司董事或監事會成員）之酬金分析如下：

| | （未經審核）截至六月三十日止六個月 | |
|---|---|---|
| | 二零零四年 人民幣千元 | 二零零三年 人民幣千元 |
| 薪金、津貼及非現金利益 | **524** | 349 |
| 退休金供款 | **21** | 14 |
| 合計 | **545** | 363 |

**監事會成員薪津**

五名現任及前任監事會成員之薪津總額如下：

| | （未經審核）截至六月三十日止六個月 | |
|---|---|---|
| | 二零零四年 人民幣千元 | 二零零三年 人民幣千元 |
| 薪金、津貼及非現金利益 | **328** | 75 |
| 退休金供款 | **17** | 14 |
| 合計 | **345** | 89 |

截至二零零四年六月三十日止六個月，給董事及五名最高薪酬的人士（包括董事、監事及僱員）每人的酬金均少於人民幣530,000元（折合港幣500,000元）（二零零三年六月三十日止六個月：相同）。此外並無董事放棄或答應放棄任何薪津（二零零三年六月三十日止六個月：無）。於本期間，本集團並無對薪金最高的五位僱員給予酬金作為加入本集團之獎勵或退職之補償（二零零三年六月三十日止六個月：無）。所有非執行董事並沒有收取任何薪津（二零零三年六月三十日止六個月：無）。

## 7 理財成本

| | (未經審核)<br>截至六月三十日止六個月 | |
|---|---|---|
| | 二零零四年<br>人民幣千元 | 二零零三年<br>人民幣千元 |
| 須於五年內全數償還的銀行借款 | **25,303** | 65,117 |
| 資本化之利息支出 | **(575)** | (587) |
| 合計 | **24,728** | 64,530 |

## 8 稅項

(a) 所得稅

| | (未經審核)<br>截至六月三十日止六個月 | |
|---|---|---|
| | 二零零四年<br>人民幣千元 | 二零零三年<br>人民幣千元 |
| 香港利得稅*(i)* | **1,453** | 478 |
| 中國企業所得稅*(ii)* | **74,483** | 54,437 |
| 遞延稅項暫時差異的轉回 | **(299)** | (299) |
| | **75,637** | 54,616 |

法定稅率與實際有效稅率調節表：

| | (未經審核)<br>截至六月三十日止六個月 | |
|---|---|---|
| | 二零零四年 | 二零零三年 |
| 法定稅率 | **33%** | 33% |
| 不可扣稅或不用繳稅之支出或收入 | **4%** | 9% |
| 附屬公司之虧損 | **9%** | 9% |
| 集團內各公司不同稅率之影響 | **(21%)** | (17%) |
| 其他 | **5%** | (3%) |
| 實際有效稅率 | **30%** | 31% |

*(i) 香港利得稅*

香港利得稅乃根據本期間估計應納稅所得額按17.5%(二零零三年六月三十日：17.5%)之稅率作出準備。

*(ii) 中國企業所得稅*

中國企業所得稅乃根據本期間的估計業績按國家規定的須繳納部分計算。

根據國家稅務總局在一九九四年四月十八日發出之一份批文，自本公司成立日起及在新的企業所得稅法有特別說明之前，本公司的應納稅所得額暫按15%的稅率徵收所得稅，直至另行通知。本公司於一九九七年三月二十三日接獲青島市財政局的確認，延長這項稅務優惠直至另行通知。

## 8 稅項 *(續)*

### (a) 所得稅 *(續)*

#### *(ii) 中國企業所得稅 (續)*

青島啤酒(三水)有限公司(「三水公司」)、青島啤酒(郴州)有限公司(「郴州公司」)及深圳青島啤酒朝日有限公司(「深朝日」)被確認為外商投資企業並可享受經抵銷累計稅損後,由首個獲利年度起計兩免三減半繳交所得稅。本年為三水公司第五個獲利年度、郴州公司第三個獲利年度以及深朝日第四個獲利年度。

深圳市青島啤酒華南營銷有限公司(「深銷售」)享受經抵銷累計稅損後,由首個獲利年度起計首年豁免及兩年減半繳交所得稅。本年度為深銷售抵銷累計稅損後第四個獲利年度且按深圳企業所得稅稅率15%計算。

青島啤酒(珠海)有限公司及青島啤酒(廈門)有限公司(「廈門公司」)因分別於珠海及廈門經濟特區成立及經營,按有關稅務條例以15%計算應課所得稅。

本集團內其他於中國成立及營運的附屬公司的應課稅盈利按33%計算應課所得稅。

### (b) 增值稅

根據《中華人民共和國企業增值稅暫行條例》,本集團按產品銷售收入的17%的增值稅率繳納銷項增值稅,購買原材料及半成品等時所繳付的進項增值稅可用於抵扣銷售貨物時的銷項增值稅。另外,本集團按照應繳增值稅額的7%和3%,分別計繳城市維護建設稅和教育費附加。

### (c) 消費稅

根據中國財政部、國家稅務總局頒佈的《關於調整酒類產品消費稅政策的通知》(財稅[2001]84號)規定每噸啤酒出廠價格(含包裝物及包裝物押金)在人民幣3,000元以上的,單位消費稅額為每噸人民幣250元。其他啤酒之銷售,仍按每噸人民幣220元繳納消費稅。

## 9 季節性、週期性收入說明

每年夏季及秋季(5月至10月)為啤酒銷售的旺季,其銷售量一般為淡季期間(11月至次年4月)的1至2倍。

## 10 股息

於本期間，本公司股東大會批准分配二零零三年度的股息為人民幣212,000,000元（每股人民幣二十仙）。本公司董事會不建議分配截至二零零四年六月三十日止六個月的中期股息（二零零三年六月三十日：無）。

| | （未經審核）截至六月三十日止六個月 | |
|---|---|---|
| | **二零零四年** | 二零零三年 |
| | ***人民幣千元*** | *人民幣千元* |
| 已實際派發股息： | — | 87,782 |
| 建議派發之股息：<br>二零零三年期末股息每股人民幣二十仙<br>（二零零二年期末股息：每股人民幣二十二仙） | **212,000** | 220,000 |

二零零三年年末股息每股人民幣二十仙乃於二零零四年四月一日建議派發，於二零零四年六月三十日，該股息尚未完全派發。二零零二年年末股息每股人民幣二十二仙乃於二零零三年四月二日建議派發並於二零零三年正式派發。

## 11 股東應佔盈利

在綜合損益表上的股東應佔盈利的金額已包括本公司本期間之盈利約為人民幣146,639,000元（二零零三年六月三十日：人民幣105,376,000元）。

## 12 每股盈利

每股基本及全面攤薄盈利是根據股東應佔盈利約人民幣144,774,000元（二零零三年六月三十日：人民幣108,769,000元）計算。

每股基本盈利是按期內已發行普通股之加權平均數1,060,000,000股（二零零三年六月三十日：1,000,000,000股）計算。每股全面攤薄盈利根據1,279,664,384股（二零零三年六月三十日：1,097,535,912股）普通股計算，即期內已發行普通股之加權平均數，加上假設所有未行使換股權之強制性可轉換公司債券皆已行使並被視作無償發行之加權平均數279,664,384股（二零零三年六月三十日：97,535,912）普通股計算。

## 13 固定資產

| | 土地使用權<br>人民幣千元 | 房屋建築物<br>人民幣千元 | 機器設備<br>人民幣千元 | 運輸設備<br>人民幣千元 | 其他設備<br>人民幣千元 | 總計<br>人民幣千元 |
|---|---|---|---|---|---|---|
| **成本或估值** | | | | | | |
| 期初餘額 | 647,189 | 2,391,588 | 4,602,799 | 413,170 | 230,486 | 8,285,232 |
| 在建工程轉入(未經審核) | — | 48,818 | 115,265 | 320 | 1,912 | 166,315 |
| 本期添置(未經審核) | 1,327 | 51,749 | 8,248 | 16,074 | 11,367 | 88,765 |
| 本期轉讓及報廢(未經審核) | — | (9,424) | (28,920) | (2,779) | (2,022) | (43,145) |
| 期末餘額(未經審核) | 648,516 | 2,482,731 | 4,697,392 | 426,785 | 241,743 | 8,497,167 |
| **累計折舊、攤銷及資產減值** | | | | | | |
| 期初餘額 | 110,912 | 522,263 | 1,895,316 | 170,119 | 119,075 | 2,817,685 |
| 本期計提(未經審核) | 5,282 | 32,078 | 164,512 | 18,660 | 18,129 | 238,661 |
| 本期轉出(未經審核) | — | (2,767) | (17,116) | (2,735) | (1,675) | (24,293) |
| 因出售或報廢而轉出(未經審核) | — | (2,640) | (6,223) | (389) | — | (9,252) |
| 資產減值準備(未經審核) | — | 1,257 | 45,549 | 114 | — | 46,920 |
| 期末餘額(未經審核) | 116,194 | 550,191 | 2,082,038 | 185,769 | 135,529 | 3,069,721 |
| **賬面淨值** | | | | | | |
| 期末餘額(未經審核) | 532,322 | 1,932,540 | 2,615,354 | 241,016 | 106,214 | 5,427,446 |
| 期初餘額 | 536,277 | 1,869,325 | 2,707,483 | 243,051 | 111,411 | 5,467,547 |

本集團及本公司之土地及房屋建築物均位於中國。土地使用權的年限為50年。

本集團的固定資產中，有賬面淨值合共約為人民幣97,527,000元(二零零三年十二月三十一日：無)之房屋建築物、機器設備、運輸設備及工具為約人民幣16,000,000元的借款作抵押*(附註18)*。

截至二零零四年六月三十日止，本集團淨值約人民幣314,790,000元(二零零三年十二月三十一日：人民幣356,360,000元)的房屋建築物的《房屋所有權證》尚待辦理。此外，本集團有淨值約人民幣35,145,000元(二零零三年十二月三十一日：人民幣35,499,000元)的土地的《國有土地使用權證》尚待辦理。經參考法律顧問意見後，本公司董事會認為本集團及本公司辦理該等《房屋所有權證》及《國有土地使用權證》應不存在實質性的法律障礙，因此對本集團的正常營運並不構成重大影響，亦無須計提無形資產減值準備。

此外，截至二零零四年六月三十日止，本集團有部分經營設施所處的土地為若干地方政府劃撥予前經營方的劃撥土地，大部份有關地方政府已承諾辦理該等土地出讓手續。在該等土地上的房屋建築物淨值共約人民幣119,694,000元(二零零三年十二月三十一日：人民幣136,317,000元)。本公司董事會認為，上述安排對本集團的正常營運並不構成重大影響，亦無須計提無形資產減值準備。本集團亦正辦理將該等劃撥土地使用權轉為出讓土地的手續。

## 14 無形資產

| | 商譽<br>人民幣千元 | 商標(i)<br>人民幣千元 | 專有技術(ii)<br>人民幣千元 | 其他<br>人民幣千元 | 總計<br>人民幣千元 |
|---|---|---|---|---|---|
| **成本** | | | | | |
| 期初餘額 | 194,520 | 103,346 | 18,629 | 23,689 | 340,184 |
| 本期增加(未經審核) | 18,039 | 424 | — | 9,251 | 27,714 |
| 本期減少(未經審核) | — | — | — | (13) | (13) |
| 期末餘額(未經審核) | 212,559 | 103,770 | 18,629 | 32,927 | 367,885 |
| **累計攤銷** | | | | | |
| 期初餘額 | 43,214 | 26,620 | 8,383 | 4,926 | 83,143 |
| 本期計提(未經審核) | 9,580 | 1,608 | 931 | 2,194 | 14,313 |
| 本期減少(未經審核) | — | — | — | (13) | (13) |
| 期末餘額(未經審核) | 52,794 | 28,228 | 9,314 | 7,107 | 97,443 |
| **賬面淨值** | | | | | |
| 期末餘額(未經審核) | 159,765 | 75,542 | 9,315 | 25,820 | 270,442 |
| 期初餘額 | 151,306 | 76,726 | 10,246 | 18,763 | 257,041 |

**(i) 商標**

商標主要包括本集團於一九九三年六月十六日重組時，由原有股東作為資本投入的「青島啤酒」商標，該商標是以中國國家國有資產管理局認定的評估值入賬，用直線法按40年攤銷。

本公司董事會認為由於上述商標對公司的營運非常重要，並預期能為本集團及本公司帶來持續的經濟利益。因此，上述商標40年之攤銷期乃長於香港會計準則第29條預設的20年攤銷年限。

其他商標是於收購附屬公司時取得，並按照其收購時的公允值入賬，並按其估計之使用年限由5年至10年攤銷。

**(ii) 專有技術**

專有技術是於附屬公司重組時，由一少數股東投入該附屬公司作為資本投資。此專有技術按照該附屬公司各股東議定之金額入賬，並按照其預計經濟利益，估計為10年的估計經濟效益流入期以直線法攤銷。

本公司董事會認為無形資產之公允價值不低於二零零四年六月三十日本集團及本公司之賬面淨值。

## 15 負商譽

| | 人民幣千元 |
|---|---|
| **成本** | |
| 期初餘額 | (131,390) |
| 本期增加（未經審核） | (2,040) |
| 期末餘額（未經審核） | (133,430) |
| **累計攤銷** | |
| 期初餘額 | 33,199 |
| 本期攤銷（未經審核） | 5,150 |
| 期末餘額（未經審核） | 38,349 |
| **賬面淨值** | |
| 期末餘額（未經審核） | (95,081) |
| 期初餘額 | (98,191) |

負商譽按被收購附屬公司可辨認應折舊的固定資產餘下之加權平均年限攤銷並確認為其他收益。

## 16 應收賬款

應收賬款的賬齡分析如下：

| | （未經審核）二零零四年六月三十日 | | | 二零零三年十二月三十一日 | | |
|---|---|---|---|---|---|---|
| | 金額 人民幣千元 | 壞賬準備 人民幣千元 | 淨額 人民幣千元 | 金額 人民幣千元 | 壞賬準備 人民幣千元 | 淨額 人民幣千元 |
| 一年以內 | **199,103** | **(7,933)** | **191,170** | 128,796 | (2,599) | 126,197 |
| 一至二年 | **33,447** | **(8,746)** | **24,701** | 42,273 | (12,592) | 29,681 |
| 二至三年 | **36,004** | **(33,937)** | **2,067** | 28,272 | (19,312) | 8,960 |
| 三年以上 | **93,052** | **(82,940)** | **10,112** | 89,311 | (88,945) | 366 |
| 合計 | **361,606** | **(133,556)** | **228,050** | 288,652 | (123,448) | 165,204 |

啤酒銷售所給予的信貸是根據個別客戶情況釐定。而賒賬期均不超過一年。

本集團及本公司對個別預計可能發生壞賬的應收賬款計提壞賬準備。此外，根據本集團以往經驗及個別客戶實際情況，一般對賬齡超過兩年以上的賬款及有確鑿證據證明不能回收的應收賬款計提全額壞賬準備，對個別客戶欠款預計可部份回收的金額，按預計未能回收部份計提準備。

## 16 應收賬款 *(續)*

於二零零一年度，本集團及本公司與一名客戶及一關聯公司（合稱「欠款人」）就合計人民幣105,000,000元的應收賬款（「欠款」）達成還款協議。根據有關協議欠款人將於二零零二年一月一日起按八年分期歸還整項欠款。同時，青島啤酒集團有限公司對欠款提供擔保。於二零零四年六月三十日，整項欠款已計提部分壞賬準備，餘額約人民幣10,000,000元及人民幣53,808,000元尚未清償的欠款分別在本集團及本公司的資產負債表中應收賬款及其他長期資產內反映。

## 17 存貨

| | （未經審核）<br>二零零四年<br>六月三十日<br>*人民幣千元* | 二零零三年<br>十二月三十一日<br>*人民幣千元* |
|---|---|---|
| 原材料、包裝物及輔助材料 | **1,006,445** | 1,036,906 |
| 在製品 | **174,622** | 128,850 |
| 產成品 | **135,336** | 164,877 |
| | **1,316,403** | 1,330,633 |
| 存貨跌價及殘次減值準備 | **(39,899)** | (25,130) |
| 存貨淨額 | **1,276,504** | 1,305,503 |

以上本集團之產成品中，約人民幣25,500,000元（二零零三年十二月三十一日：人民幣25,130,000元）的存貨已全額計提跌價減值準備。

## 18 銀行借款

| | （未經審核）<br>二零零四年六月三十日 | | | 二零零三年十二月三十一日 | | |
|---|---|---|---|---|---|---|
| | **短期<br>銀行借款<br>人民幣千元** | **長期<br>銀行借款<br>人民幣千元** | **總計<br>人民幣千元** | 短期<br>銀行借款<br>*人民幣千元* | 長期<br>銀行借款<br>*人民幣千元* | 總計<br>*人民幣千元* |
| 償還期 | | | | | | |
| — 一年內 | **1,246,665** | **47,020** | **1,293,685** | 1,302,613 | 61,386 | 1,363,999 |
| — 二至五年 | — | **27,734** | **27,734** | — | 34,810 | 34,810 |
| — 超過五年 | — | **18,781** | **18,781** | — | 18,974 | 18,974 |
| 合計 | **1,246,665** | **93,535** | **1,340,200** | 1,302,613 | 115,170 | 1,417,783 |
| 一年內到期部份 | **(1,246,665)** | **(47,020)** | **(1,293,685)** | (1,302,613) | (61,386) | (1,363,999) |
| 長期部份 | — | **46,515** | **46,515** | — | 53,784 | 53,784 |

本集團及本公司之借款中分別有約人民幣19,234,000元（二零零三年十二月三十一日：人民幣49,394,000元）及人民幣19,234,000元（二零零三年十二月三十一日：人民幣44,094,000元）的借款是於附屬公司作出債務重組或兼併時得到免息優惠。本期間末其他借款餘額之年利率為4.78%至5.31%（二零零三年十二月三十一日：1.63%至6.90%）。

於二零零四年六月三十日，本集團合共有約人民幣16,000,000元（二零零三年十二月三十一日：人民幣1,106,000元）的借款是以本集團若干房屋建築物、機器設備、運輸設備及工具為抵押，其賬面淨值合共約為人民幣97,527,000元（二零零三年十二月三十一日：以約人民幣28,000,000元的定期存款作為抵押）。

## 18 銀行借款（*續*）

由於本集團大部份借貸主要為短期銀行貸款，故本集團於二零零四年六月三十日出現淨流動負債約人民幣612,542,000元（二零零三年十二月三十一日：人民幣740,287,000元）。本公司董事有信心本集團有充足的經營活動淨現金流入和可令大部份短期銀行借款於到期時作出展期或以新融資來源取代有關的短期借款。

於二零零四年六月三十日，本集團尚未使用之銀行貸款信用額為人民幣2,075,000,000元（二零零三年十二月三十一日：人民幣1,000,000,000元）。

## 19 撥備

| | （未經審核）<br>二零零四年<br>六月三十日<br>*人民幣千元* | 二零零三年<br>十二月三十一日<br>*人民幣千元* |
|---|---|---|
| 與青島市光明總公司（「光明公司」）之未決訴訟*(a)* | **27,000** | — |
| 與青島遠洋祥和工貿有限公司（「祥和公司」）之未決訴訟*(b)* | **23,784** | — |
| 其他 | **284** | — |
| | **51,068** | — |

(a) 本公司與光明公司之經銷合同糾紛一案，山東省高級人民法院（「省高院」）於二零零四年四月二日做出了一審判決。根據該判決，本公司需返還光明公司貨款及折價款等合計約人民幣27,000,000元。本公司對一審判決結果不服，已在法定上訴期內向最高人民法院提起上訴，至本報表審批日，該上訴程式正在進行中而仍未作出判決，但按會計謹慎性原則據一審判決賠款金額作了全數的準備。

(b) 本公司與祥和公司易貨合同糾紛一案，省高院於二零零四年四月十九日做出了終審判決。根據該判決，本公司需返還祥和公司貨款及支付折價麻袋款，兩項合計約人民幣23,784,000元。本公司不服，已就上述判決向省高院提出申訴請求。至本報表審批日，該案申訴程式正在進行之中，但按會計謹慎性原則據省高院判決賠款金額作了全數的準備。

## 20 可轉換公司債券

於二零零四年六月三十日本公司尚未轉換成H股股權的可轉換公司債券列示如下：

| **發行日期** | **強制性轉股日期** | **面值總額**<br>*人民幣千元* | **折價** *(i)*<br>*人民幣千元* | **期末餘額**<br>*人民幣千元* |
|---|---|---|---|---|
| 二零零三年四月一日 | 二零一零年三月三十一日 | 665,562 | (9,873) | 655,689 |
| 二零零三年十月二十一日 | 二零一零年十月二十日 | 271,444 | (3,395) | 268,049 |
| 二零零四年三月三十一日 | 二零一一年三月三十日 | 270,275 | (2,821) | 267,454 |
| | | | | 1,191,192 |

(i) 折價為本公司估計每年應繳付予債券持有人的債券利息金額及該持有人於換股時退回本公司的利息金額（假設換股在限期結束時進行）的相應現金流量的貼現值差額。

## 20 可轉換公司債券（續）

截至二零零四年六月三十日止，本公司已付與可轉換公司債券相關之利息費用約人民幣14,114,000元。

於二零零二年十月二十一日，本公司與A-B公司簽訂一份《戰略性投資協議》，協議規定由二零零三年開始，本公司將分三部份向A-B公司以現金代價發行強制性可轉換公司債券，作價共約港幣1,416,195,000元（折合約人民幣1,503,448,000元），並可按照下列時間表轉換本公司新增308,219,178股H股：

**第一部份可轉換公司債券**

第一部份債券認購總金額為港幣280,800,000元（折合約人民幣297,999,000元），已於二零零三年四月發行，A-B公司並已於二零零三年七月二日以每股港幣4.68元（折合約人民幣4.96元）的價格轉換成本公司60,000,000股新增H股。第一部份債券為免利息債券。

**第二部份可轉換公司債券**

第二部份債券認購總金額為港幣627,120,000元（折合約人民幣665,813,000元），已與第一部份債券於二零零三年四月同時發行。A-B公司於支付有關認購金額後的7年內，可以每股港幣4.68元（折合約人民幣4.96元）價格轉換成本公司134,000,000股新增H股。若於該7年期限內仍未轉股則於期限屆滿後即時自動轉股。第二部分可轉換公司債券的年利率為2%，但A-B公司將在轉股時償還由本公司支付的利息以及相應的預扣稅。

截至本報告批准日期，A-B公司仍未行使換股權。

**第三部份可轉換公司債券**

第三部份債券的認購總金額為港幣508,275,000元（折合約人民幣539,636,000元），已於二零零三年十月及二零零四年三月分期發行，A-B公司於支付有關認購金額後的7年內，可以每股港幣4.45元（折合約人民幣4.72元）價格轉換成本公司114,219,178 股新增H股。若於該7年期限內仍未轉股則於期限屆滿後即時自動轉股。第三部份可轉換公司債券的年利率為2%，但A-B公司將在轉股時償還由本公司支付的利息以及相應的預扣稅。

截至本報告批准日期，A-B公司仍未行使換股權。

於第一部份、第二部份及第三部份可轉換公司債券的轉股後，青島市國有資產管理局（「國資局」）於本公司的持股比例已／將分別由大約40.0%下降至約37.7%、33.5%及30.6%，而A-B公司於本公司的持股比例已／將分別由大約4.5%上升至9.9%、20.0%及27.0%。然而，於第三部份可轉換公司債券的轉股後，A-B公司所持有佔本公司全部已發行股份的7%權益，將受制於為國資局的利益設置。A-B公司只可享有該些股份帶來的經濟利益。國資局將可就該些股份行使全決權。因此，國資局可透過受置人於本公司的A股類別股東大會或H股類別股東大會上行使該等股份隨附的投票權。

## 21 應付賬款

應付賬款的賬齡分析如下：

| | （未經審核）<br>二零零四年<br>六月三十日<br>人民幣千元 | 二零零三年<br>十二月三十一日<br>人民幣千元 |
|---|---|---|
| 一年內 | **761,975** | 603,964 |
| 一年至兩年 | **14,268** | 27,342 |
| 兩年至三年 | **3,911** | 6,159 |
| 三年以上 | **6,465** | 9,448 |
| 合計 | **786,619** | 646,913 |

## 22 應付票據

本集團及本公司於本期間內的銀行承兌匯票均於6個月內到期。本集團貨幣資金中約人民幣22,051,000元（二零零三年十二月三十一日：人民幣55,135,000元）的人民幣存款已作為本集團應付票據之保證金。

## 23 遞延稅項

遞延稅項採用債務法就短暫時差分別按15%至33%稅率作出撥備（二零零三年：相同）。

截至二零零四年六月三十日，本集團已對一些於收購合併時買入的固定資產因作出折舊公允值調整而產生的暫時性差別確認為遞延稅項資產。該資產是基於預計其可與未來產生的應課稅盈利沖銷的情況下確認。此外，本集團有分別因於二零零四年至二零零九年內逾期的可抵扣應課稅盈利的稅虧而產生遞延稅項資產約人民幣228,586,000元（二零零三年十二月三十一日：人民幣210,526,000元），因固定資產折舊公允值調整而產生的遞延稅項資產約人民幣83,887,000元（二零零三年十二月三十一日：人民幣96,283,000元）及因應收賬款、存貨及固定資產的準備而產生的遞延稅項資產，約人民幣93,848,000元（二零零三年十二月三十一日：人民幣77,999,000元），因不會於可見未來實現而未予以確認。

遞延稅項資產和負債的變動表如下：

### (i) 遞延稅項資產

| | 準備 | | 折舊的公允值調整 | | 其他 | | 合計 | |
|---|---|---|---|---|---|---|---|---|
| | （未經審核）<br>二零零四年<br>六月三十日<br>人民幣千元 | 二零零三年<br>十二月三十一日<br>人民幣千元 | （未經審核）<br>二零零四年<br>六月三十日<br>人民幣千元 | 二零零三年<br>十二月三十一日<br>人民幣千元 | （未經審核）<br>二零零四年<br>六月三十日<br>人民幣千元 | 二零零三年<br>十二月三十一日<br>人民幣千元 | （未經審核）<br>二零零四年<br>六月三十日<br>人民幣千元 | 二零零三年<br>十二月三十一日<br>人民幣千元 |
| 期／年初數 | **–** | – | **7,111** | 7,528 | **–** | 5,101 | **7,111** | 12,629 |
| 計入利潤表 | **–** | – | **(210)** | (417) | **–** | (5,101) | **(210)** | (5,518) |
| 期／年末數 | **–** | – | **6,901** | 7,111 | **–** | – | **6,901** | 7,111 |

## 23 遞延稅項 *(續)*

### (ii) 遞延稅項負債

| | 折舊的公允值調整 | |
|---|---|---|
| | (未經審核)<br>二零零四年<br>六月三十日<br>人民幣千元 | 二零零三年<br>十二月三十一日<br>人民幣千元 |
| 期／年初數 | **17,083** | 18,098 |
| 計入利潤表 | **(508)** | (1,015) |
| 期／年末數 | **16,575** | 17,083 |

反映於資產負債表中的資產及負債包括以下：

| | | |
|---|---|---|
| 遞延稅項資產於十二個月後實現 | **6,484** | 6,694 |
| 遞延稅項負債於十二個月後實現 | **15,559** | 16,068 |

## 24 股本

| | (未經審核)<br>二零零四年六月三十日 | | 二零零三年十二月三十一日 | |
|---|---|---|---|---|
| | 人民幣千元 | 比例(%) | 人民幣千元 | 比例(%) |
| 國家股 | **399,820** | **37.72%** | 399,820 | 37.72% |
| 國內法人股 | **53,330** | **5.03%** | 53,330 | 5.03% |
| 國內公眾股(A股) | **200,000** | **18.87%** | 200,000 | 18.87% |
| 境外公眾股(H股) | **406,850** | **38.38%** | 406,850 | 38.38% |
| 合計 | **1,060,000** | **100.00%** | 1,060,000 | 100.00% |

## 25 儲備

### (i) 法定儲備

根據本公司之公司章程規定，於每年分派淨利潤時，本公司須將在中國會計準則下之淨利潤之10%撥入法定盈餘公積金(除非該基金已達本公司註冊資本之50%)，及按董事會決定提取比例撥入法定公益金。除法定儲備設立之目的外，此儲備不得用作其他用途亦不得用作現金股息分配。

董事會已決定法定公益金的用途是作為購置或興建資產，如員工宿舍及其他設施等，並不能用於支付員工福利費用，該等設施的所有權屬於本公司。

### (ii) 利潤分派及分配基準

根據公司章程及國家財政部財會字[1995]31號文件規定，本公司提取法定盈餘公積金、法定公益金及任意盈餘公積金需以中國會計準則編製的賬目為基礎。根據公司章程，本集團派發股息乃按中國會計準則及法規和香港公認會計準則計算可供分配利潤之較低者為支付基礎。於二零零四年六月三十日，本公司可分配盈餘滾存約為人民幣159,591,000元(二零零三年十二月三十一日：人民幣193,404,000元)。

## 26 退休金

根據於一九九四年十月一日起施行的《青島市城鎮企業從業人員養老保險暫行規定》，本公司為全職僱員提供指定供款退休金計劃。本集團截至二零零四年六月三十日止六個月的供款額約人民幣44,249,000元（二零零三年六月三十日止六個月：人民幣50,596,000元）。

在香港註冊成立及經營的附屬公司青島啤酒（香港）貿易有限公司（「香港公司」）按香港特別行政區政府的強制性公積金條例成立一定額供款強制性公積金。於二零零四年六月三十日止六個月，附屬公司僱員的供款額約為港幣75,000元（折合約人民幣79,000元）（二零零三年六月三十日止六個月：港幣74,000元（折合約人民幣78,000元））。該基金資產與本集團其他基金獨立，並由獨立專業基金經理所管理。

## 27 附屬公司及聯營公司

(a) 本中期財務報告與上年度財務報告相比，合併範圍增加下列主要新成立的附屬公司：

| 新附屬公司名稱 | 成立／收購日期 | 成立和營運地點 | 註冊和實收資本 | 本公司所應佔權益的比例(%) 直接權益 | 間接權益 | 主要業務 |
|---|---|---|---|---|---|---|
| 徐州彭城啤酒銷售有限公司 | 二零零四年一月 | 中國徐州 | 人民幣5,000,000 | — | 83.80% | 啤酒銷售 |
| 青島啤酒（長沙）有限責任公司*(i)* | 二零零四年一月 | 中國長沙 | 人民幣68,000,000 | 70% | 28.50% | 國內啤酒生產及銷售 |

(i) 於二零零四年一月，本公司與本公司附屬公司深圳市青島啤酒華南投資有限公司（「華南投資」）合資成立青島啤酒（長沙）有限公司（「長沙公司」），長沙公司的註冊資本為人民幣10,000,000元，其中本公司以現金出資人民幣7,000,000元，佔長沙公司註冊資本的70%；華南投資以現金出資人民幣3,000,000元，佔長沙公司註冊資本的30%。二零零四年三月，經公司董事會批准，本公司與華南投資共同向長沙公司進行增資，其中，本公司以現金增資人民幣40,600,000元，華南投資以現金增資人民幣17,400,000元。增資後，長沙公司註冊資本由人民幣10,000,000元增加至人民幣68,000,000元，本公司與華南投資持股比例保持不變。

(b) 本公司所持以下附屬公司的權益於本期間內產生變動如下：

(i) 二零零四年五月，本公司與四川火炬化工集團有限公司（「四川火炬」）簽署股權轉讓協議，本公司以約人民幣34,296,000元的價格受讓四川火炬持有的青島啤酒（瀘州）有限公司（「瀘州公司」）40%之權益，本次交易後，本公司對瀘州公司之權益由55%增加至95%。

(ii) 二零零四年五月，香港公司分別購買本公司及歐美投資集團有限公司所持有的廈門公司5%和20%股權的相關手續已經完成，本公司與香港公司分別持有廈門公司75%及25%之權益。另外，本公司與香港公司分別對廈門公司增資人民幣60,000,000元和人民幣20,000,000元的事項已經獲得廈門市外商投資局的批准，並於二零零四年七月辦理完畢工商變更登記手續。本次增資後，廈門公司註冊資本由人民幣10,000,000元增加為人民幣90,000,000元。本公司與香港公司所佔廈門公司的權益比例不變。

## 27 附屬公司及聯營公司(續)

(c) 本公司之控股子公司華南投資受讓泰聯釀造(開曼群島)有限公司(「泰聯釀造」)持有的南寧青島啤酒有限公司(「南寧公司」)30%股權的相關手續已於二零零四年六月辦理完畢。同年五月，華南投資與泰聯釀造簽署股權轉讓協議，華南投資將以約人民幣200,880,000元的代價受讓泰聯釀造持有的南寧公司45%股權。截至報告期末止，該股權轉讓事項正由國家商務部履行審批手續。上述股權轉讓完成後，本公司對南寧公司之間接權益將由30%增加到75%。

## 28 與關聯企業的交易

(a) 本集團於截至二零零四年六月三十日止六個月與關聯企業的主要交易如下：

| | 未經審核 截至六月三十日止六個月 | |
|---|---|---|
| | **二零零四年** | 二零零三年 |
| | **人民幣千元** | 人民幣千元 |
| 銷售予聯營公司 | **83,110** | 42,830 |
| 向關聯企業(附屬公司之少數股東、相同大股東及一聯營公司)購貨 | **117,984** | 39,767 |
| 由關聯企業(相同大股東)提供廣告服務 | **—** | 471 |
| 為關聯企業提供設備安裝工程服務 | **110** | — |
| 由關聯企業(相同大股東)提供設備安裝工程服務 | **689** | 80 |
| 為本集團借款提供的擔保 | **39,764** | 250,000 |

本公司董事會認為，與關聯企業之交易均以雙方釐定之估計市值進行。

## 28 與關聯企業的交易 *(續)*

(b) 於二零零四年六月三十日，本集團與關聯企業的往來賬期末餘額如下：

| | (未經審核)<br>二零零四年<br>六月三十日<br>人民幣千元 | 二零零三年<br>十二月三十一日<br>人民幣千元 |
|---|---|---|
| **包括於：** | | |
| 應收賬款及其他長期資產內*(d)* | | |
| 一 關聯公司 | **103,568** | 100,903 |
| 其他應收款 | | |
| 一 關聯公司 | **54,549** | 45,108 |
| 預付賬款內 | | |
| 一 關聯公司 | **61,886** | 1,189 |
| **包括於：** | | |
| 其他應付款及長期應付股東借款內 | | |
| 一 A-B公司*(f)* | **124,151** | 124,047 |
| 一 其他關聯公司 | **51,617** | 76,701 |
| 應付賬款內 | | |
| 一 關聯公司 | **1,011** | 17,404 |
| 預收賬款 | | |
| 一 關聯公司 | **847** | 3,073 |
| 應付票據 | | |
| 一 關聯公司 | **55,000** | — |

除附註(d)和(f)所述外，本集團與關聯企業的往來賬餘額均無擔保及無固定還款期，亦不計利息。

(c) 本集團的借款內有合共約人民幣39,764,000元(二零零三年十二月三十一日：人民幣125,000,000元)的借款是由青島啤酒集團有限公司提供信用擔保。

(d) 於二零零一年度，本集團及本公司與一名客戶及一關聯公司就合共人民幣105,000,000元，賬齡在三年以上的應收賬款達成一項還款協議。*(詳情請見附註16)*。

(e) 截至二零零四年六月三十日，本集團透過中國交通銀行以委託貸款形式提供約人民幣56,450,000元(二零零三年：人民幣66,450,000元)貸款予一聯營公司。上述委託貸款為一年內到期、免息及無擔保。

(f) 於二零零三年十月，香港公司與A-B公司簽定一份借款協議。根據該協議，A-B公司借款美金15,000,000元(約人民幣124,151,000元)(「借款」)予香港公司。該借款的年利率為1%，無抵押，還款期為五年。本公司已為該借款之償還作擔保。

## 29 或有負債

根據國務院及青島市政府於一九九八年頒佈有關住房制度改革的政策，取消了原有福利性實物分房政策，以住房分配貨幣化補貼形式補償合資格的職工的住房福利。於二零零四年六月三十日，本集團及本公司仍未完成該等計劃的制定，而本集團及本公司亦未向職工宣佈任何有住房分配貨幣化補貼的計劃。經諮詢律師意見後，董事會認為本集團及本公司無需亦未就該等住房分配貨幣化補貼作出任何費用支付或無可靠理據為此作出撥備。

## 30 承擔

除在其他附註已述事項，截至二零零四年六月三十日止，本集團有如下的承擔：

### (a) 資本性承擔

截至二零零四年六月三十日止，本集團並無已授權但未簽署合約及未於財務報表內撥出準備之資本承擔。

本集團於本期間已簽置合約但未於財務報表內撥出準備之資本承擔如下：

| | (未經審核)<br>二零零四年<br>六月三十日<br>人民幣千元 | 二零零三年<br>十二月三十一日<br>人民幣千元 |
|---|---|---|
| 建築工程 | **29,422** | 33,301 |
| 投資及收購 | **9,900** | 9,950 |
| 合計 | **39,322** | 43,251 |

### (b) 經營租賃承擔

於二零零四年六月三十日，集團根據不可撤銷之物業的經營租賃之最低承諾如下：

| | (未經審核)<br>二零零四年<br>六月三十日<br>人民幣千元 | 二零零三年<br>十二月三十一日<br>人民幣千元 |
|---|---|---|
| 一年以內 | **2,130** | — |

二零零三年，本公司附屬公司青島啤酒西安有限責任公司(「西安公司」)與陝西寶雞啤酒股份有限公司(「寶啤公司」)簽署租賃合同，由本公司與西安公司共同投資設立的青島啤酒寶雞有限公司(「青啤寶雞公司」)租賃經營寶啤公司除流動資產以外的全部資產，並負責租賃期間所有與租用資產及借用員工有關的營運成本。

二零零四年五月，青啤寶雞公司與寶啤公司第一大股東陝西省寶雞酒精廠(「寶雞酒精」)簽訂租賃合同，由青啤寶雞公司以借用寶雞酒精職工及承擔相關工資保險費用為對價租賃經營寶雞酒精的房屋、土地、設備等資產。寶雞公司承諾負責寶啤公司有關的營運成本及寶雞酒精員工相關的工資保險費用。

## 31 資產負債表日後事項

(a) 二零零一年十一月本公司與加拿大EVG企業有限公司(「EVG公司」)簽訂了股權轉讓協議(「轉讓協議」)，EVG公司同意購入本公司持有的北京青島啤酒三環有限公司(「三環公司」)25%的股權。於二零零四年二月，本公司與EVG公司解除轉讓協議。同時，本公司與本公司之控股子公司青島啤酒(香港)貿易有限公司(「香港公司」)簽訂協議，將原轉讓予EVG公司的三環公司25%股權以850,000美元轉讓給香港公司。二零零四年七月，相應的外方股東變更事項已經獲得有關審批機構批准，並辦理完畢工商變更登記手續。是次股權轉讓後，本公司持有三環公司29%的股權，香港公司持有三環公司25%的股權。

## 31 資產負債表日後事項

(b) 二零零四年五月及六月，本公司分別與甘肅農墾啤酒股份有限公司(「農墾啤酒」)及其股東簽署增資擴股協議書及補充協議書，本公司向農墾啤酒投資約人民幣60,481,000元而該公司進行增資擴股，交易完成後本公司持有農墾啤酒50%的股權。該增資擴股事項已於二零零四年七月辦理完畢工商變更登記手續，農墾啤酒的公司名稱相應變更為青島啤酒(甘肅)農墾股份有限公司。

(c) 二零零三年十二月，本公司之控股子公司青島啤酒(斗門)麥芽有限公司(「斗門公司」)與珠海市斗門區麥芽廠(「斗門區麥芽廠」)簽訂資產轉讓合同，斗門公司以約人民幣19,900,000元收購斗門區麥芽廠所屬的土地使用權、房屋建築物、機器設備及相應的高壓供電專線、供水管道和給排水系統。截至二零零四年六月三十日止，斗門公司已支付價款約人民幣10,000,000元，剩餘款項及相關轉讓手續正在辦理中。

(d) 本公司二零零三年度股東年會通過二零零三年度利潤分配方案為每股派發股利現金人民幣二十仙，該分配方案已於二零零四年七月三十日實施完畢。

代表董事會
*董事長*
**李桂榮**
**中國青島**

## 按照中國會計準則及香港公認會計原則的比較

本集團根據中國企業會計準則、《企業會計制度》及有關法規(「中國會計準則」),為於中國發行之A股股東編製了一套截至二零零四年六月三十日止六個月的法定財務報表。

由於中國會計準則與香港公認會計原則的不同,導致本集團匯報的資產、負債及淨利潤有所差別。其所帶來的主要差別摘要見附表如下:

對於合併淨資產之影響:

| | (未經審核)<br>二零零四年<br>六月三十日<br>人民幣千元 | 二零零三年<br>十二月三十一日<br>人民幣千元 |
|---|---|---|
| 按中國會計準則計算之淨資產值: | **3,477,601** | 3,513,903 |
| 按香港公認會計原則所作之調整: | | |
| 因按中國會計準則及香港公認會計原則採用不同匯率而產生之調整 | **141,253** | 141,253 |
| 在匯率並軌前購入資產須多提的固定資產折舊 | **(123,667)** | (117,927) |
| 按中國會計準則投資差異攤銷及按香港公認會計原則所作之商譽及負商譽攤銷的調整 | **(89,050)** | (58,106) |
| 因採納香港會計準則第12號而產生之調整 | **(2,530)** | (2,001) |
| 對可轉換公司債券面值及利息使用不同會計政策 | **1,212,716** | 938,231 |
| 其他 | **(938)** | (527) |
| 按香港公認會計原則計算之淨資產 | **4,615,385** | 4,414,826 |

對於合併利潤表之影響:

| | (未經審核)<br>二零零四年<br>六月三十日<br>止六個月<br>人民幣千元 | (未經審核)<br>二零零三年<br>六月三十日<br>止六個月<br>人民幣千元 |
|---|---|---|
| 按中國會計準則計算之淨利潤 | **148,251** | 116,403 |
| 按香港公認會計原則所作之調整: | | |
| 在匯率並軌前購入資產須多提的固定資產折舊 | **(5,740)** | (5,740) |
| 按中國會計準則投資差異攤銷及按香港公認會計原則所作之商譽及負商譽攤銷的調整 | **(5,086)** | (6,068) |
| 附屬公司獲豁免償還欠款 | **1,259** | 238 |
| 因採納香港會計準則第12號而產生之調整 | **(529)** | (393) |
| 對可轉換公司債券面值及利息使用不同會計政策 | **7,031** | 3,549 |
| 其他 | **(412)** | 780 |
| 按香港公認會計原則計算之股東應佔盈利 | **144,774** | 108,769 |

# 管理層討論與分析

## 1. 上半年經營情況回顧

二零零四年上半年國內經濟的穩定發展，為消費市場的增長提供了良好的環境；全國啤酒總產量達到1,408萬千升，同比增長了18.64%。

上半年全國範圍內的原材料、能源、運費大幅漲價，使國內啤酒生產廠家普遍面臨壓力。在這種不利形勢下，公司圍繞年初確定的「質量、協同、效率、誠信」的工作重點，積極採取各種應對措施，使公司的啤酒產量、銷售收入及利潤取得了持續的增長。

本公司上半年共實現啤酒產銷量187.7萬千升，同比增長14%。公司積極進行品牌結構和產品結構的調整，加大中高端產品的促銷力度，已初見成效，其中青島主品牌實現銷售57萬千升，同比增長13%；主品牌及嶗山等第二品牌已佔總銷量的58%，同比增長了4個百分點，對公司整體毛利率的提升產生了積極的影響。

根據公司品牌發展的整體規劃，公司上半年在國內市場逐步推廣、使用了青島啤酒的新標識，為百年品牌注入了新的活力，並提升了產品的現代化形象。同時以推廣新標識和新產品為契機，加快了品牌整合進度，在產品價格上調的情況下，中高端產品的銷量不僅未下降，而且持續高速增長。

面對上半年啤酒行業新的競爭態勢，本公司把工作重點放在內部挖潛和整合上。公司加大了對基地市場的開發力度，並利用公司先進的ERP管理系統改善物流環節，同時通過內部的流程優化和強化管理，加大對各項費用的管控，增強協同效應，從而有效化解了生產成本的上升壓力。

出口市場上半年共實現出口量2.7萬千升，同比降低42%，主要是臺灣市場由於眾所周知的原因導致的下降，但在歐洲地區和其他近洋地區均實現了10%以上的增幅。

## 2. 募集資金使用情況

本公司於二零零一年增發1億A股共募集資金人民幣7.87億元，截至報告期末，除西安公司純生項目因當地市場前景因素尚未動工外，其餘募集資金投入項目已全部竣工投產並產生效益。尚餘募集資金人民幣12,115萬元暫時用於公司流動資金周轉。

## 3. 下半年業務展望

下半年國內市場的競爭將由於外資啤酒的大規模進入而呈現更加激烈的態勢。公司將繼續執行上半年各項行之有效的經營管理措施，在保持總銷量快速增長的同時，加大品種結構的調整力度，不斷改善公司的盈利能力和水平。公司對完成全年360萬千升的啤酒產銷量目標充滿信心。

**1. 股息**

根據本公司章程規定，本公司將不會就截至二零零四年六月三十日止的6個月派發中期股利。

**2. 報告期內重大訴訟、仲裁事項**

(1) 本公司二零零一年度報告中披露的青島市光明總公司(「光明公司」)訴本公司違反經銷合同案，山東省高級人民法院(「省高院」)於二零零四年四月二日做出一審判決，本公司於二零零四年四月十二日收到該判決書。本公司對一審判決結果不服，已在法定上訴期內向最高人民法院提起上訴，並於二零零四年六月二十三日收到最高人民法院的案件受理通知書。截止報告期末，公司正在等待最高人民法院的審理通知。

(2) 本公司與青島遠洋祥和工貿有限公司(「祥和公司」)易貨合同糾紛一案於二零零四年四月十九日經省高院做出終審判決，本公司於二零零四年五月八日收到省高院送達的終審判決書。根據該生效判決，本公司需返還祥和公司貨款及折價支付麻袋款，兩項合計約2,378萬元人民幣。本公司已就上述判決向省高院提出申訴請求，目前，該案申訴程序正在進行之中。

(3) 本公司訴青島宏隆商貿有限公司購銷糾紛一案，本公司對省高院做出的二審判決提出申訴請求，省高院已於二零零四年五月予以立案再審。截止報告期末，本案正在再審過程中。

**3. 報告期內公司收購兼併和資產重組事項**

(1) 本公司於二零零四年第一季度季報中披露的與青島啤酒香港貿易有限公司(「青啤香港公司」)分別對青島啤酒(廈門)有限公司(「廈門公司」)增資人民幣6,000萬元和2,000萬元的事項已經獲得廈門市外商投資局的批准，並於二零零四年七月五日辦理完畢工商變更登記手續。目前，廈門公司註冊資本為9,000萬元人民幣，本公司持有廈門公司75%的股權，青啤香港公司持有廈門公司25%的股權。

(2) 二零零四年三月二日，經公司董事會批准，本公司與深圳市青島啤酒華南投資有限公司(「華南投資」)共同向青島啤酒(長沙)有限公司(「長沙公司」)進行增資，其中，本公司以現金增資人民幣4,060萬元，華南投資以現金增資1,740萬元，增資後，長沙公司註冊資本由人民幣1,000萬元增加至6,800萬元，本公司與華南投資持股比例保持不變，分別持有長沙公司70%和30%的股權。截止報告期末該增資事項已辦理完畢。

(3) 二零零四年五月九日，本公司與四川火炬化工集團有限公司(「四川火炬」)簽署《股權轉讓協議》，按青島啤酒(瀘州)有限公司(「瀘州公司」)二零零三年十二月三十一日審計基準日40%的淨資產價值作為轉股的計價基礎，本公司以3,430萬元人民幣的價格受讓四川火炬持有的瀘州公司40%股權，股權轉讓後，本公司和四川火炬分別持有瀘州公司95%及5%的股權。

(4) 二零零四年五月十四日，華南投資公司與泰聯釀造(開曼群島)有限公司(「泰聯釀造」)簽署《股權轉讓協議》，在綜合考慮公司在廣西市場戰略發展需要和南寧青島啤酒有限公司(「南寧公司」)資產質量等因素的前提下，由華南投資以20,088萬元人民幣的價格受讓泰聯釀造持有的南寧公司45%股權，截止報告期末該股權轉讓事項正由國家商務部履行審批手續，股權轉讓完成後，華南投資公司將持有南寧公司75%的股權，泰聯釀造繼續持有25%股權。

(5) 二零零四年五月二十日及六月十六日，本公司分別與甘肅農墾啤酒股份有限公司（「農墾啤酒」）及其股東簽署《增資擴股協議書》及補充協議書，根據二零零三年十二月三十一日農墾啤酒資產評估報告確定的淨資產值，本公司向農墾啤酒投資6,048.08萬元人民幣進行增資擴股，並持有50%的股權，該增資擴股事項已辦理完畢相關手續，農墾啤酒的公司名稱相應變更為青島啤酒（甘肅）農墾股份有限公司。該公司在甘肅省擁有兩間生產廠，合計年生產能力為20萬噸。

4. 二零零四年三月三十一日，本公司向安海斯—布希公司發行了價值254,137,671港元的第三部份第二分部分債券，該筆資金已於當日到帳。至此，本公司已根據雙方二零零二年十月二十一日簽署的《戰略性投資協議》向其發行完畢全部可轉換債券。

5. 二零零三年一月二十日，本公司控股子公司青島啤酒西安有限責任公司（「西安公司」）與陝西寶雞啤酒股份有限公司（「寶啤公司」）簽署《租賃合同》，由本公司與西安公司共同投資設立的青島啤酒寶雞有限責任公司（「青啤寶雞公司」）租賃經營寶啤公司除流動資產以外的全部資產。二零零四年五月二十九日，青啤寶雞公司與寶啤公司第一大股東陝西省寶雞酒精廠簽訂《租賃合同》，由青啤寶雞公司以借用寶雞酒精廠職工及承擔相關工資保險費用為對價租賃經營寶雞酒精廠的房屋、土地、設備等資產。通過租賃寶雞酒精廠資產，將利於寶雞公司進一步提升管理效能，並對其運營提供了充分保障。

6. 報告期內，本公司並無購回及注銷其任何上市股份，而本公司及其附屬公司亦無購買或再出售本公司任何上市股份。

# 股本變動

**1. 股本變動**

報告期內本公司股本未有變動。

**2. 董事、監事及高級管理人員持股情況**

(1) 報告期內，公司董事、監事、高級管理人員持有的本公司股票無變動。

(2) H股

截至二零零四年六月三十日止，本公司的董事，監事及高級管理人員並無在本公司或其相聯法團(定義見《證券及期貨條例》第XV部所指的相聯法團)的股份、相關股份及債券證中擁有任何H股的權益及淡倉，而該等權益及淡倉是指根據《證券及期貨條例》第352條須予備存的登記冊所記錄的或依據《上市公司董事進行證券交易的標準守則》已通知本公司及交易。

本公司的董事及監事最新近的披露權益申報，請參閱香港交易所網站(www.hkex.com.hk) 有關「披露權益」的部份。

(3) 董事及監事之權益

本公司及附屬公司於報告期內概無訂立任何安排，致使本公司任何董事、監事及主要行政人員通過購買本公司的股份而獲利。

**3. 主要股東**

(1) 報告期末本公司前10名股東

| 持有人 | 持股種類 | 報告期末持股數(股) | 佔總股本比例(%) | 報告期內股份增減(股) |
|---|---|---|---|---|
| 青島市國有資產管理辦公室 | A | 399,820,000 | 37.72 | 0 |
| 香港中央結算(代理人)有限公司 | H | 294,535,180 | 27.79 | 553,800 |
| 安海斯—布希公司 | H | 105,000,000 | 9.91 | 0 |
| 中國東方資產管理公司 | A | 29,250,000 | 2.76 | — |
| 中國建設銀行青島市分行 | A | 19,080,000 | 1.80 | — |
| 易方達平穩增長證券投資基金 | A | 9,745,225 | 0.92 | — |
| 上海申能生物技術有限公司 | A | 6,922,213 | 0.65 | — |
| 通乾證券投資基金 | A | 5,986,058 | 0.56 | — |
| 青島華青財務服務有限公司 | A | 5,000,000 | 0.47 | — |
| 裕元證券投資基金 | A | 4,745,432 | 0.45 | — |

以上報告期末本公司前10名股東持股情況是根據中國證券登記結算有限責任公司上海分公司、香港證券登記有限公司提供的截至二零零四年六月三十日的公司股東名冊編製，除以上披露外，截止二零零四年六月三十日，沒有任何在公司登記的股東持有公司發行在外股份的5%或以上。

(2) 截至二零零四年六月三十日止，除下述人士外，本公司的董事並不知悉有任何本公司的董事、監事、最高行政人員或他們的聯繫人以外的人士，在本公司的股份及相關股份中擁有權益或淡倉，而該等權益或淡倉根據《證券及期貨條例》第336條而備存的登記冊所載錄的：

| 名稱 | 性質 | 股份類別 | 持股身份 | 註釋 | 股份／相關股份的數目 | 相對整體股本而言 | 相對全部H股而言 |
|---|---|---|---|---|---|---|---|
| 青島市國有資產管理辦公室 | 好倉 | A股 | 實益擁有 | 1 | 399,820,000A股 | 37.72% | N/A |
| | 好倉 | H股 | 一致行動人士的權益 | 1 | 105,000,000H股 | 9.91% | 25.81% |
| | 非上市、實物交收的衍生工具（強制性可轉換債券） | H股 | 一致行動人士的權益 | 1 | 248,219,178相關H股 | 23.42% | 61.01% |
| 安海斯—布希公司 (Anheuser-Busch Companies, Inc.) | 好倉 | H股 | 法團權益 | 1,2 | 105,000,000H股 | 9.91% | 25.81% |
| | 非上市、實物交收的衍生工具（強制性可轉換債券） | H股 | 法團權益 | 1,2 | 248,219,178相關H股 | 23.42% | 61.01% |
| | 好倉 | A股 | 一致行動人士的權益 | 1,2 | 399,820,000 A股 | 37.72% | N/A |
| Franklin Resources, Inc. | 好倉 | H股 | 法團權益／投資經理 | 3 | 24,238,000H股 | 2.29% | 5.96% |
| Government of Singapore Investment Corporation Pte Ltd | 好倉 | H股 | N/A | N/A | 36,658,000H 股 | 3.46% | 9.01% |
| The Capital Group Companies, Inc. | 好倉 | H股 | 法團權益／投資經理 | 4 | 33,608,000H股 | 3.17% | 8.26% |

*註釋：*

*(1) 青島市國有資產管理辦公室（「國資辦」）持有的A股股份只由非上市流通的國有股組成。國資辦與安海斯－布希公司（「A-B公司」）於二零零二年十月二十一日簽訂的承諾協議，是證券及期貨條例項下第317條所指的協議。因此，國資辦被視為對A-B公司持有的H股及相關H股享有權益，A-B公司也被視為對國資辦持有的A股享有權益。*

*(2) 按本公司與A-B公司簽訂的戰略性投資協議，A-B公司已直接或間接透過其代理人認購由本公司發行的，可轉換成308,219,178股H股的強制性可轉換債券。其中第一部份的債券已於二零零三年七月二日轉換成60,000,000股H股。*

*(3) Franklin Resources, Inc.透過全資控制法團享有權益的23,388,000股H股。*

*(4) The Capital Group Companies, Inc.透過全資控制法團享有權益的33,608,000股H股。*

*(5) 有關本公司主要股東新近的披露權益申報，請參閱香港交易所網站(www.hkex.com.hk)有關「披露權益」的部份。*

## 最佳應用守則

本公司於報告期內已遵守《香港聯合交易所有限公司證券上市規則》附錄14之最佳應用守則。

## 審計與財務委員會

本公司董事會之審計與財務委員會已審閱本公司未經審核之二零零四年中期業績報告。

## 備查文件

1. 載有本公司董事長簽名的中期報告文本。

2. 載有法定代表人、主管會計工作的負責人及會計機構負責人簽名並蓋章的財務報告文本。

3. 報告期內在中國證監會指定報刊上公開披露過的本公司文件文本。

中國•青島
二零零四年八月十一日

| | | |
|---|---|---|
| 1. | 公司法定名稱： | 青島啤酒股份有限公司 |
| | 英文名稱： | TSINGTAO BREWERY COMPANY LIMITED |
| 2. | 公司股票上市地： | |
| | A股： | 上海證券交易所 |
| | 編號： | 600600；股票簡稱：青島啤酒 |
| | H股： | 香港聯合交易所有限公司 |
| | 編號： | 0168；股票簡稱：青島啤酒 |
| 3. | 註冊地址： | 中華人民共和國山東省青島市登州路56號 |
| | 辦公地址： | 中華人民共和國山東省青島市香港中路五四廣場青啤大廈 |
| | 郵遞區號： | 266071 |
| | 互聯網址： | www.tsingtao.com.cn |
| | 電子信箱： | info@tsingtao.com.cn |
| 4. | 法定代表人： | 李桂榮 |
| 5. | 董事會秘書： | 袁璐 |
| | 證券事務代表： | 張瑞祥 |
| | 電話： | 86-532-5713831 |
| | 傳真： | 86-532-5713240 |
| | 電子信箱： | secretary@tsingtao.com.cn |
| 6. | 信息披露報紙： | 《中國證券報》、《上海證券報》、香港《文匯報》、《The Standard》 |
| | 中期報告登載網址： | www.sse.com.cn<br>www.hkex.com.hk |
| | 中期報告備置地點： | 本公司董事會秘書室 |

## CONTENTS

# TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEET

*AS AT 30TH JUNE 2004*
(PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)
*(ALL AMOUNTS IN RMB YUAN UNLESS OTHERWISE STATED)*

| ASSETS | *Notes* | **(Unaudited) 30th June 2004** | 31st December 2003 |
|---|---|---|---|
| **Current assets** | | | |
| Cash at bank and in hand | 6 | **1,632,394,367** | 932,900,408 |
| Short-term investments | 38 | **60,980,000** | 66,450,000 |
| Notes receivable | 7 | **98,054,616** | 50,883,184 |
| Accounts receivable | 8, 38 | **228,049,915** | 165,204,439 |
| Other receivables | 9, 38 | **297,431,119** | 307,667,155 |
| Advances to suppliers | 10, 38 | **241,768,470** | 134,349,330 |
| Inventories | 11 | **1,276,504,057** | 1,305,503,104 |
| Prepaid expenses | 12 | **27,018,332** | 14,123,395 |
| **Total current assets** | | **3,862,200,876** | 2,977,081,015 |
| **Long-term investments** | | | |
| Long-term equity investments | 5, 13 | **78,810,652** | (59,435,258) |
| **Total long-term investments** | | **78,810,652** | (59,435,258) |
| **Fixed assets** | | | |
| Fixed assets-cost | 14 | **8,850,172,955** | 8,639,564,734 |
| Less: Accumulated depreciation | 14 | **(3,601,292,040)** | (3,390,796,250) |
| Fixed assets-net | 14 | **5,248,880,915** | 5,248,768,484 |
| Less: Provision for impairment of fixed assets | 14 | **(162,426,271)** | (124,758,450) |
| Fixed assets-net book value | | **5,086,454,644** | 5,124,010,034 |
| Construction materials | | **29,817,310** | — |
| Construction in progress | 15 | **151,251,874** | 214,991,772 |
| Fixed assets pending disposal | | **938,787** | 527,005 |
| **Total fixed assets** | | **5,268,462,615** | 5,339,528,811 |
| **Intangible assets and other assets** | | | |
| Intangible assets | 16 | **684,760,600** | 685,135,590 |
| Long-term prepaid expenses | 17 | **5,852,176** | 6,084,362 |
| Long-term accounts receivable | 8, 38 | **53,808,142** | 53,808,142 |
| **Total intangible assets and other assets** | | **744,420,918** | 745,028,094 |
| **Total assets** | | **9,953,895,061** | 9,002,202,662 |

The accompanying notes form an integral part of these financial statements.

| *Legal representative:* | *Person in charge of accounting function:* | *Person in charge of accounting department:* |
|---|---|---|
| **Li Gui Rong** | **Sun Yu Guo** | **Yu Zhu Ming** |

# TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEET (Cont'd)

*AS AT 30TH JUNE 2004*
(PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)
*(ALL AMOUNTS IN RMB YUAN UNLESS OTHERWISE STATED)*

| LIABILITIES AND SHAREHOLDERS' EQUITY | *Notes* | (Unaudited) 30th June 2004 | 31st December 2003 |
|---|---|---|---|
| **Current liabilities** | | | |
| Short-term loans | 18 | **1,246,664,700** | 1,302,612,990 |
| Notes payable | 19, 38 | **496,297,540** | 525,449,509 |
| Accounts payable | 20, 38 | **786,619,283** | 646,912,821 |
| Advances from customers | 20, 38 | **146,121,518** | 129,067,846 |
| Accrued payroll | | **12,250,844** | 13,855,730 |
| Welfare benefits payables | | **32,236,489** | 27,733,911 |
| Dividends payable | 37 | **214,876,000** | 1,100,000 |
| Taxes payable | 21 | **257,858,322** | 180,729,827 |
| Other payables | 20, 38 | **940,529,539** | 759,215,114 |
| Other levies payable | | **11,323,466** | 4,083,608 |
| Accrued expenses | 22 | **237,673,157** | 62,851,607 |
| Provisions | 23 | **51,068,422** | — |
| Current portion of long-term loans | 18 | **47,020,329** | 61,385,555 |
| Current portion of convertible bonds | 24 | **6,160,630** | 4,513,880 |
| **Total current liabilities** | | **4,486,700,239** | 3,719,512,398 |
| **Long-term liabilities** | | | |
| Long-term loans | 18 | **46,514,815** | 53,783,722 |
| Convertible bonds | 24 | **1,205,449,234** | 939,156,300 |
| Long-term payables | 38 | **124,150,500** | 124,047,480 |
| **Total long-term liabilities** | | **1,376,114,549** | 1,116,987,502 |
| **Total liabilities** | | **5,862,814,788** | 4,836,499,900 |
| **Minority interests** | | **613,479,038** | 651,800,241 |
| **Shareholders' equity** | | | |
| Share capital | 25 | **1,060,000,000** | 1,060,000,000 |
| Capital surplus | 26 | **1,825,994,450** | 1,798,876,982 |
| Surplus reserve | 27 | **395,164,057** | 395,164,057 |
| Including: public welfare fund | 27 | **176,978,672** | 176,978,672 |
| Undistributed profits | 28 | **196,010,800** | 259,760,239 |
| Foreign currency translation differences | | **431,928** | 101,243 |
| **Total shareholders' equity** | | **3,477,601,235** | 3,513,902,521 |
| **Total liabilities and shareholders' equity** | | **9,953,895,061** | 9,002,202,662 |

The accompanying notes form an integral part of these financial statements.

| *Legal representative:* | *Person in charge of accounting function:* | *Person in charge of accounting department:* |
|---|---|---|
| **Li Gui Rong** | **Sun Yu Guo** | **Yu Zhu Ming** |

# TSINGTAO BREWERY COMPANY LIMITED
## BALANCE SHEET

*AS AT 30TH JUNE 2004*
(PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)
*(ALL AMOUNTS IN RMB YUAN UNLESS OTHERWISE STATED)*

| ASSETS | *Notes* | **(Unaudited) 30th June 2004** | 31st December 2003 |
|---|---|---|---|
| **Current assets** | | | |
| Cash at bank and in hand | 6 | **717,417,924** | 257,825,760 |
| Short-term investments | 38 | **1,952,059,671** | 1,693,587,616 |
| Notes receivable | 7 | **19,119,400** | 5,454,500 |
| Accounts receivable | 8, 38 | **149,746,133** | 173,908,573 |
| Other receivables | 9, 38 | **334,189,007** | 250,308,891 |
| Advances to suppliers | 10, 38 | **5,988,227** | 16,793,506 |
| Inventories | 11 | **224,786,947** | 277,753,489 |
| Prepaid expenses | 12 | **13,946,042** | 5,662,480 |
| **Total current assets** | | **3,417,253,351** | 2,681,294,815 |
| **Long-term investments** | | | |
| Long-term equity investments | 5, 13 | **1,837,215,697** | 1,629,446,381 |
| **Total long-term investments** | | **1,837,215,697** | 1,629,446,381 |
| **Fixed assets** | | | |
| Fixed assets-cost | 14 | **2,018,186,850** | 1,991,468,752 |
| Less: Accumulated depreciation | 14 | **(1,066,688,381)** | (1,026,501,139) |
| Fixed assets-net | 14 | **951,498,469** | 964,967,613 |
| Less: Provision for impairment of fixed assets | 14 | **(6,879,712)** | (6,890,750) |
| Fixed assets-net book value | | **944,618,757** | 958,076,863 |
| Construction in progress | 15 | **67,982,326** | 68,347,365 |
| Fixed assets pending disposal | | **346,544** | — |
| **Total fixed assets** | | **1,012,947,627** | 1,026,424,228 |
| **Intangible assets and other assets** | | | |
| Intangible assets | 16 | **147,994,225** | 150,514,709 |
| Long-term prepaid expenses | 17 | **2,378,600** | 2,579,200 |
| Long-term accounts receivable | 8, 38 | **53,808,142** | 53,808,142 |
| **Total intangible assets and other assets** | | **204,180,967** | 206,902,051 |
| **Total assets** | | **6,471,597,642** | 5,544,067,475 |

The accompanying notes form an integral part of these financial statements.

| *Legal representative:* | *Person in charge of accounting function:* | *Person in charge of accounting department:* |
|---|---|---|
| **Li Gui Rong** | **Sun Yu Guo** | **Yu Zhu Ming** |

# TSINGTAO BREWERY COMPANY LIMITED
## BALANCE SHEET (Cont'd)

*AS AT 30TH JUNE 2004*
(PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)
*(ALL AMOUNTS IN RMB YUAN UNLESS OTHERWISE STATED)*

| LIABILITIES AND SHAREHOLDERS' EQUITY | *Notes* | (Unaudited) 30th June 2004 | 31st December 2003 |
|---|---|---|---|
| **Current liabilities** | | | |
| Short-term loans | 18 | **827,670,000** | 579,369,000 |
| Notes payable | 19, 38 | **82,543,600** | 99,384,500 |
| Accounts payable | 20, 38 | **135,408,376** | 105,475,575 |
| Advances from customers | 20, 38 | **36,217,295** | 52,082,206 |
| Accrued payroll | | **(125,675)** | — |
| Welfare benefits payables | | **(3,126,764)** | (7,687,456) |
| Dividends payable | 37 | **213,100,000** | 1,100,000 |
| Taxes payable | 21 | **64,256,321** | 45,168,436 |
| Other payables | 20, 38 | **203,181,619** | 115,926,175 |
| Other levies payable | | **6,322,122** | 949,758 |
| Accrued expenses | 22 | **98,015,618** | 18,356,098 |
| Provisions | 23 | **51,068,422** | — |
| Current portion of long-term loans | 18 | **20,530,000** | 25,147,237 |
| Current portion of convertible bonds | 24 | **6,160,630** | 4,513,880 |
| **Total current liabilities** | | **1,741,221,564** | 1,039,785,409 |
| **Long-term liabilities** | | | |
| Long-term loans | 18 | **19,234,000** | 23,564,000 |
| Convertible bonds | 24 | **1,205,449,234** | 939,156,300 |
| **Total long-term liabilities** | | **1,224,683,234** | 962,720,300 |
| **Total liabilities** | | **2,965,904,798** | 2,002,505,709 |
| **Shareholders' equity** | | | |
| Share capital | 25 | **1,060,000,000** | 1,060,000,000 |
| Capital surplus | 26 | **1,875,733,550** | 1,848,616,082 |
| Surplus reserve | 27 | **273,292,581** | 273,292,581 |
| Including: public welfare fund | 27 | **122,011,680** | 122,011,680 |
| Undistributed profits | 28 | **296,666,713** | 359,653,103 |
| **Total shareholders' equity** | | **3,505,692,844** | 3,541,561,766 |
| **Total liabilities and shareholders' equity** | | **6,471,597,642** | 5,544,067,475 |

The accompanying notes form an integral part of these financial statements.

| *Legal representative:* | *Person in charge of accounting function:* | *Person in charge of accounting department:* |
|---|---|---|
| **Li Gui Rong** | **Sun Yu Guo** | **Yu Zhu Ming** |

# TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
## CONSOLIDATED STATEMENT OF INCOME AND PROFIT APPROPRIATION

*FOR THE SIXTH MONTHS ENDED 30TH JUNE 2004*
*(PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)*
*(ALL AMOUNTS IN RMB YUAN UNLESS OTHERWISE STATED)*

| | *Notes* | **(Unaudited) Sixth months ended 30th June 2004** | (Unaudited) Sixth months ended 30th June 2003 *(Note 43)* |
|---|---|---|---|
| **Revenue from main operations** | 29, 38 | **4,337,694,920** | 3,835,462,035 |
| Less: Cost of main operations | 29, 38 | **(2,512,000,267)** | (2,258,495,172) |
| Tax and levies on main operations | 30 | **(465,105,083)** | (402,299,699) |
| **Profit from main operations** | | **1,360,589,570** | 1,174,667,164 |
| Add: Profit from other operations | 31 | **15,780,359** | 7,245,433 |
| Less: Selling and distribution expenses | | **(710,465,123)** | (624,175,205) |
| General and administrative expenses | | **(324,382,325)** | (306,936,162) |
| Finance expenses-net | 32 | **(27,051,918)** | (67,001,909) |
| **Operating profit** | | **314,470,563** | 183,799,321 |
| Add: Investment income | 33 | **4,486,996** | 9,423,557 |
| Subsidy income | 34 | **29,485,149** | 23,285,609 |
| Non-operating income | 35 | **5,468,596** | 3,679,454 |
| Less: Non-operating expenses | 35 | **(108,612,357)** | (35,415,864) |
| **Total profit** | | **245,298,947** | 184,772,077 |
| Less: Income taxes | 36 | **(75,936,610)** | (54,915,143) |
| Less: Minority interests | | **(21,111,776)** | (13,453,650) |
| **Net profit** | | **148,250,561** | 116,403,284 |
| Add: Undistributed profits at the beginning of period | | **259,760,239** | 108,828,477 |
| Retrospective adjustments | | — | 220,000,000 |
| Undistributed profits at beginning of period restated after retrospective adjustments | | **259,760,239** | 328,828,477 |
| **Undistributed profits** | | **408,010,800** | 445,231,761 |
| Less: Appropriation to surplus reserve fund | | — | — |
| Appropriation to welfare fund | | — | — |
| **Profit distributable to shareholders** | | **408,010,800** | 445,231,761 |
| Less: Dividends | 37 | **(212,000,000)** | (220,000,000) |
| **Undistributed profits carried forward** | | **196,010,800** | 225,231,761 |

| | **(Unaudited) Six months ended 30th June 2004** | (Unaudited) Six months ended 30th June 2003 |
|---|---|---|
| **Supplementary information:** | | |
| 1. Gain on disposal of business units or investments | — | — |
| 2. Loss arising from natural disasters | — | — |
| 3. Increase in total profit as a result of changes in accounting policies | — | — |
| 4. Increase in total profit as a result of changes in accounting estimates | — | — |
| 5. Losses from debt restructuring | — | — |
| 6. Other — Provision for litigation *(Note 23)* | **51,068,422** | — |

The accompanying notes form an integral part of these financial statements.

| *Legal representative:* | *Person in charge of accounting function:* | *Person in charge of accounting department:* |
|---|---|---|
| **Li Gui Rong** | **Sun Yu Guo** | **Yu Zhu Ming** |

# TSINGTAO BREWERY COMPANY LIMITED
## STATEMENT OF INCOME AND PROFIT APPROPRIATION

*FOR THE SIXTH MONTHS ENDED 30TH JUNE 2004*
(PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)
*(ALL AMOUNTS IN RMB YUAN UNLESS OTHERWISE STATED)*

| | *Notes* | **(Unaudited) Six months ended 30th June 2004** | (Unaudited) Six months ended 30th June 2003 *(Note 43)* |
|---|---|---|---|
| **Revenue from main operations** | 38 | **1,405,044,107** | 1,291,348,729 |
| Less: Cost of main operations | 38 | **(782,667,563)** | (774,009,876) |
| Tax and levies on main operations | 30 | **(81,763,401)** | (65,819,398) |
| **Profit from main operations** | | **540,613,143** | 451,519,455 |
| Add: Profit from other operations | 31 | **1,061,073** | 673,915 |
| Less: Selling and distribution expenses | | **(257,909,945)** | (195,051,413) |
| General and administrative expenses | | **(75,602,737)** | (106,062,645) |
| Finance expenses-net | 32 | **(16,381,243)** | (23,682,974) |
| **Operating profit** | | **191,780,291** | 127,396,338 |
| Add: Investment income | 33 | **45,840,317** | 6,944,508 |
| Non-operating income | 35 | **143,633** | 600,783 |
| Less: Non-operating expenses | 35 | **(58,072,075)** | (3,540,528) |
| **Total profit** | | **179,692,166** | 131,401,101 |
| Less: Income taxes | 36 | **(30,678,556)** | (19,511,684) |
| **Net profit** | | **149,013,610** | 111,889,417 |
| Add: Undistributed profits at the beginning of period | | **359,653,103** | 163,428,623 |
| Retrospective adjustments | | **—** | 220,000,000 |
| Undistributed profits at beginning of period restated after retrospective adjustments | | **359,653,103** | 383,428,623 |
| **Undistributed profits** | | **508,666,713** | 495,318,040 |
| Less: Appropriation to surplus reserve fund | | **—** | — |
| Appropriation to welfare fund | | **—** | — |
| **Profit distributable to shareholders** | | **508,666,713** | 495,318,040 |
| Less: Dividends | 37 | **(212,000,000)** | (220,000,000) |
| **Undistributed profits carried forward** | | **296,666,713** | 275,318,040 |

| **Supplementary information:** | **(Unaudited) Six months ended 30th June 2004** | (Unaudited) Six months ended 30th June 2003 |
|---|---|---|
| 1. Gain on disposal of business units or investments | **1,712,537** | — |
| 2. Loss arising from natural disasters | **—** | — |
| 3. Increase in total profit as a result of changes in accounting policies | **—** | — |
| 4. Increase in total profit as a result of changes in accounting estimates | **—** | — |
| 5. Losses from debt restructuring | **—** | — |
| 6. Other — Provision for litigation *(Note 23)* | **51,068,422** | — |

The accompanying notes form an integral part of these financial statements.

| *Legal representative:* | *Person in charge of accounting function:* | *Person in charge of accounting department:* |
|---|---|---|
| **Li Gui Rong** | **Sun Yu Guo** | **Yu Zhu Ming** |

# TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
## CASH FLOW STATEMENT

*FOR THE SIX MONTHS ENDED 30TH JUNE 2004*
(PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)
*(ALL AMOUNTS IN RMB YUAN UNLESS OTHERWISE STATED)*

| | *Notes* | **(Unaudited) Group** | **(Unaudited) Company** |
|---|---|---|---|
| **1. Cash flows from operating activities** | | | |
| Cash received from sale of goods or rendering of services | | 5,193,917,622 | 1,921,342,681 |
| Refund of taxes and levies | | 33,073,563 | — |
| Cash received relating to other operating activities | | 623,789,580 | 61,897,348 |
| **Sub-total of cash inflows** | | 5,850,780,765 | 1,983,240,029 |
| Cash paid for goods and services | | (2,818,234,918) | (1,123,315,912) |
| Cash paid to and on behalf of employees | | (313,009,854) | (72,966,138) |
| Payments of taxes and levies | | (863,250,125) | (217,020,978) |
| Cash paid relating to other operating activities | | (992,924,533) | (174,341,131) |
| **Sub-total of cash outflows** | | (4,987,419,430) | (1,587,644,159) |
| **Net cash flows from operating activities** | 1 | 863,361,335 | 395,595,870 |
| **2. Cash flows from investing activities** | | | |
| Cash received from disposal of investments, other than subsidiaries | | 41,768,527 | 41,723,536 |
| Cash received from returns on investments | | 4,794,762 | 35,394,762 |
| Net cash received from disposal of fixed assets | | 2,980,503 | 70,810 |
| Cash received relating to other investing activities | | 15,286,863 | 31,000,000 |
| **Sub-total of cash inflows** | | 64,830,655 | 108,189,108 |
| Cash paid to acquire fixed assets, construction in progress, intangible assets and other long-term assets | | (198,409,261) | (43,169,036) |
| Cash paid to acquire investments, other than subsidiaries | | (94,348,924) | — |
| Cash paid to acquire subsidiaries | | (42,951,120) | (201,876,842) |
| Cash paid relating to other investing activities | | (6,259,108) | (294,530,000) |
| **Sub-total of cash outflows** | | (341,968,413) | (539,575,878) |
| **Net cash flows from investing activities** | | (277,137,758) | (431,386,770) |
| **3. Cash flows from financing activities** | | | |
| Cash received from issuance of convertible bonds | | 270,275,413 | 270,275,413 |
| Cash received from borrowings | | 705,531,080 | 265,644,000 |
| Cash received relating to other financing activities | | 57,651,622 | 500,000 |
| **Sub-total of cash inflows** | | 1,033,458,115 | 536,419,413 |
| Cash repayments of amounts borrowed | | (764,940,154) | (26,339,197) |
| Cash payments for distribution of dividends or profits and interest expenses | | (59,400,724) | (14,638,498) |
| Including: dividends paid to minority interests by subsidiaries | | (29,624,000) | — |
| Cash payments relating to other financing activities | | (54,012,796) | — |
| **Sub-total of cash outflows** | | (878,353,674) | (40,977,695) |
| **Net cash flows from financing activities** | | 155,104,441 | 495,441,718 |
| **4. Effect of foreign exchange rate changes on cash** | | 241,878 | (58,654) |
| **5. Net increase in cash** | 3 | 741,569,896 | 459,592,164 |

The accompanying notes form an integral part of these financial statements.

| *Legal representative:* | *Person in charge of accounting function:* | *Person in charge of accounting department:* |
|---|---|---|
| **Li Gui Rong** | **Sun Yu Guo** | **Yu Zhu Ming** |

# TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
## CASH FLOW STATEMENT (Cont'd)

*FOR THE SIX MONTHS ENDED 30TH JUNE 2004*
(PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)
*(ALL AMOUNTS IN RMB YUAN UNLESS OTHERWISE STATED)*

| Supplementary Information | (Unaudited) Group | (Unaudited) Company |
|---|---|---|
| **1 Reconciliation of net profit to cash flows from operating activities:** | | |
| Net profit | 148,250,561 | 149,013,610 |
| Adjust for: Profit of minority interests | 21,111,776 | — |
| Provision for assets impairment | 73,030,316 | 3,223,715 |
| Depreciation of fixed assets | 234,788,240 | 49,543,737 |
| Amortisation of intangible assets | 11,376,830 | 2,571,484 |
| Amortisation of long-term prepaid expenses | 934,156 | 200,600 |
| Increase in prepaid expenses | (12,894,937) | (8,283,562) |
| Increase in accrued expenses | 174,821,550 | 79,659,520 |
| Loss on disposal of fixed assets | 6,620,743 | 6,987,195 |
| Finance expenses | 27,611,222 | 17,208,923 |
| Investment income | (4,486,996) | (45,840,317) |
| Decrease in inventories | 15,072,061 | 52,966,542 |
| (Increase)/decrease in operating receivables | (259,015,385) | 3,551,274 |
| Increase in operating payables | 426,141,198 | 84,793,149 |
| **Net cash flows from operating activities** | 863,361,335 | 395,595,870 |
| **2 Investing and financing activities that do not involve cash receipts and payments** | | |
| Exemption of debt | 1,258,584 | 1,258,584 |
| **3 Net Increase in cash** | | |
| Cash at end of period | 1,579,319,523 | 689,417,924 |
| Less: cash at beginning of period | (837,749,627) | (229,825,760) |
| **Net increase in cash** | 741,569,896 | 459,592,164 |

The accompanying notes form an integral part of these financial statements.

*Legal representative:*
**Li Gui Rong**

*Person in charge of accounting function:*
**Sun Yu Guo**

*Person in charge of accounting department:*
**Yu Zhu Ming**

## 1 COMPANY BACKGROUND AND OPERATIONS

Tsingtao Brewery Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on 16th June 1993 and it obtained the business license of a Sino-foreign Joint Stock Company on 27th December 1995. The H shares of the Company were listed on the main board of The Stock Exchange of Hong Kong Limited on 15th July 1993 and its A shares were listed on The Shanghai Stock Exchange on 27th August 1993.

On 21st October 2002, the Company signed a strategic investment agreement (the "Strategic Investment Agreement") with Anheuser-Busch International Holdings, Inc. ("A-B Company"), pursuant to which the Company issued several tranches of mandatory convertible bonds ("CB") to A-B Company amounting to approximately HK$1,416,195,000 (equivalent to approximately RMB1,503,448,000). Upon full conversion of the CB, the equity holding of A-B Company in the Company will increase to approximately 27%. In 2003, approximately HK$1,162,057,000 (equivalent to approximately RMB1,233,630,000) of the CB were issued and the related proceeds were received from A-B Company, out of which approximately HK$280,800,000 (equivalent to approximately RMB297,999,000) of the CB had been converted into 60,000,000 new H-shares in 2003. The remaining balance of the CB of approximately HK$254,138,000 (equivalent to approximately RMB269,818,000) was received on 31st March 2004. More details are set out in Note 24. For the six months ended 30th June 2004 ("the Period") all the CB has been issued without any convertion of new H shares occurred.

The Company and its subsidiaries (collectively referred to as the "Group") are principally engaged in the production and distribution of beer products.

The major acquisitions of the Group and the Company during the Period are detailed in Note 5.

## 2 PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

### (a) Basis of preparation

*The financial statements have been prepared in accordance with the Accounting Standards for Business Enterprises and "the Accounting Regulations for Business Enterprises" and related regulations, as promulgated by the Central Government of the PRC.*

### (b) Accounting Period

*The Group's accounting year starts on 1st January and ends on 31st December.*

### (c) Basis of accounting and measurement bases

The Group follows the accrual basis of accounting. Apart from those assets which were recorded at the revalued amount approved by the State-owned Assets Administration Bureau upon the reorganisation of the Company into a Joint Stock Company, all assets are initially recorded at actual costs and subsequently adjusted for impairment, if any.

## 2 PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)

### (d) Recording currency, foreign currency translation and foreign currency financial statement translation

The recording currency of the Company is the Renminbi (RMB). The amounts of the financial statements are expressed in RMB.

Foreign currency transactions are translated into RMB at the exchange rates stipulated by the People's Bank of China ("the stipulated exchange rates") at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into RMB at the stipulated exchange rates at the balance sheet date. Exchange differences arising from these translations are expensed, except for those attributable to foreign currency borrowings that have been taken out specifically for the construction of fixed assets, which are capitalised as part of the fixed assets costs.

All assets and liabilities in foreign currencies financial statement are translated into RMB using the stipulated exchange rates at the balance sheet date; shareholders' equity, excluding undistributed profit, is translated using the stipulated exchange rates on the day when the transaction took place, undistributed profit represents the sum of translated balance of profit appropriation statement, the income statement is translated using the average stipulated exchange rate for the year. Any exchange differences arising from the translation of the financial statements are accounted for separately as Foreign Currency Translation Differences in the balance sheet. The cash flow statement is translated using the stipulated exchange rate at the balance sheet date.

### (e) Cash and cash equivalents

For the purposes of the cash flow statement, cash comprises all cash in hand and call deposits. Cash equivalents comprise investment with a maturity of three months or less and highly-liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the cash flow statement, restricted bank balances, including time deposits with maturity in excess of three months, are not included as cash and cash equivalents.

### (f) Short-term investments

Short-term investments mainly represent entrusted lending. Entrusted lending refers to loans that has provided to other parties via intermediary financial institutions. All balances are due for repayment within one year. Interest income that has been accrued but cannot be collected when due, is reversed and further accrual for interest income is suspended.

### (g) Receivable and provision for bad debts

Receivables represent accounts receivable and other receivables. The Group adopts the "allowance method" in accounting for potential bad debts. The net receivables are presented in the financial statements based on the actual receivable balance net of the provision balance. The accounts receivable balances include balances due from both related parties and non-related parties.

The Group determines the amount of bad debt losses on ending receivable balances as at year end (including balances due from related parties). Management determines the needs of such provision based on ageing analysis, past experience and financial and operating situations of the customers. Excluding the receivable balances which management considers with no collectibility problem, general bad debt provision of 50% and 100% are made for receivable balances aged within 1 to 2 years and over 2 years, respectively.

When there is any evidence indicating that the accounts receivable balances become uncollectible, for instance, when the debtors suffer from liquidation, bankruptcy, having net liabilities or inadequate cash flow, bad debts are recognised and the balances are written off against the corresponding provision for bad debts.

## 2 PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)

### (h) Inventories

Inventories include raw materials, work-in-progress, finished goods, low cost consumables and packaging materials, and are stated at the lower of cost and net realisable value.

Inventories acquired are accounted for at actual cost. The costs of raw materials and finished goods are calculated on weighted average method, while the cost of consumables and certain packaging materials are amortised into expenses over their estimated useful lives of 1-5 years using straight-line method. The cost of finished goods and work-in-process include the costs of raw material, direct labour and indirect production costs allocated based on appropriate percentages of total indirect production costs under normal production capacity.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated selling and distribution expenses and related taxation expenses necessary to conclude the sale.

When inventories are sold, the carrying amount of those inventories is recognised as cost in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

### (i) Long-term investments

Long-term investments comprise equity investments in subsidiaries, joint ventures and associated and other investments in companies, which are expected to be held for a period over one year, and bonds or other debt investments which could or are not readily realised.

#### *(1) Long-term equity investments*

Subsidiaries are investees in which the Company has, directly or indirectly, an interest of more than 50% (50% exclusive) of the voting share capital, or otherwise has power to govern the investees' financial and operating policies. Joint ventures are investees that are under the joint control of the Company and other venturers. Associates generally represent investees in which the Company has an interest of between 20% (20% exclusive) to 50% (50% exclusive) of the voting share capital or otherwise has significant influence over the financial and operating policies.

Long-term equity investments are recorded at the actual cost of acquisition or based on the carrying amount of non-monetary assets contributed and any related taxes and charges. The Company accounts for long-term equity investments in subsidiaries, joint ventures and associates using the equity method of accounting. Other equity investments, which the Company intends to hold for more than one year, are accounted for using the cost method of accounting.

When long-term equity investments acquired prior to 17th March 2003 are accounted for using the equity method of accounting, the difference between the initial cost of investment and the proportionate share of the net assets of the investee is amortized using the straight-line method over 10 years. Where long-term equity investments acquired after 17th March 2003 are accounted for using the equity method of accounting, if the initial cost of investment is less than the proportionate share of the net assets of the investee, the difference is accounted for as capital surplus. If there is an excess of the initial cost of investment over the proportionate share of net assets of the investee, the excess is amortized using the straight-line method over 10 years.

Under the equity method of accounting, the attributable share of the investees' net profit or loss for the period is recognized as an investment income or loss. When the investees declare dividends, the carrying amount of the investment is reduced accordingly. Under the cost method of accounting, investment income is recognized when the investees declare dividends.

## 2 PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)

### (i) Long-term investments (Cont'd)

#### *(2) Long-term debt investments*

Long-term debt investments are recorded at the actual cost of acquisition less interest accrued but can not be collected when due.

### (j) Fixed assets and depreciation

Fixed assets include buildings, machinery and equipment used in production or held for management purposes, which have useful lives of more than one year. Effective 1st January 2001, when construction takes place upon the Company's land and the construction is for the Company's own use, the carrying value of the land use rights is capitalised as part of the building costs within fixed assets.

Fixed assets purchased or constructed are recorded at actual cost. The revalued amount is determined based on the asset valuation undertaken by the Company upon its reorganisation into a joint stock company subject to the approval by the shareholders of the Company and confirmation from the State-Owned Assets Administration Bureau of the PRC.

Depreciation is provided on a straight-line basis to write off the cost of the assets over their estimated useful lives, after taking into account their estimated residual value. For those assets which have been provided for impairment, depreciation rate and the depreciation amount are re-determined based on the restated net book values.

The estimated useful lives, residual value and annual depreciation rate of fixed assets are as follows:

| | Estimated useful lives | Estimated residual value | Annual depreciation rate |
|---|---|---|---|
| Land and buildings | | | |
| — at cost | 20-40 years | 3% | 2.4% — 4.9% |
| — Land use rights | 50 years | 0% | 2% |
| Plant and machinery | 5-14 years | 3% | 6.9% — 19.4% |
| Motor vehicles | 5-12 years | 3% | 8.1% — 19.4% |
| Other equipment | 5-10 years | 3% | 9.7% — 19.4% |

When fixed assets are sold, transferred, disposed of or destroyed, gains and losses on disposal are determined by comparing the proceeds with the carrying amount of the assets, reduced by related taxes and expenses, and are included in non-operating income/expenses.

Repairs and maintenance of fixed assets are expensed as incurred. Subsequent expenditures for major reconstruction, expansion, improvement and renovation are capitalised when it is probable that future economic benefits in excess of the original assessment of performance will flow to the Company. Capitalised expenditures arising from major reconstruction, expansion and improvement are depreciated using the straight-line method over the remaining useful lives of the fixed assets. Capitalised expenditures arising from the renovation of fixed assets are depreciated over the expected beneficial period.

At each balance sheet date, the Group reviews each of the fixed asset items. Provision for impairment losses are made for the excess of the carrying amount of an asset over its recoverable amount, which is caused by continuous decline in market value, out-dated technology, damage, or idle usage, etc.. When economic benefits can no longer be derived from the fixed assets, these assets are fully provided for impairment loss individually and the corresponding charges are recognised in the profit and loss account of the year.

## 2 PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)

### (k) Construction in progress

Construction in progress represents fixed assets under construction or installation and is stated at cost incurred. Cost comprises the construction costs and other direct costs, original cost of machinery and equipment, installation costs and borrowing costs on specific borrowings for financing the construction or acquisition of fixed assets until the assets are ready for their intended use. Construction in progress is transferred to fixed assets and depreciation commences when the assets are ready for their intended use.

At each balance sheet date, the Group conducts a full-scale review of its construction in progress. Provision for impairment losses is made and charged to the profit and loss account when the recoverable amount is lower than its carrying amount, when constructions is suspended and expected not to resume in coming 3 years, the specification and technology are obsolete and the economic benefits of which are uncertain, or when other evidences for impairment losses.

### (l) Intangible assets and amortisation

Intangible assets comprise land use rights, trademark, computer software and technology know-how. The net carrying amount is stated at cost less accumulated amortisation.

The costs of land use rights purchased or obtained by way of payments of land use right fees are stated at the respective costs of purchase and recognised as intangible assets upon the commencement of construction of the related projects. The costs of land use rights are amortised on a straight-line basis over their estimated useful lives. From 1st January 2001 onwards, the carrying values of land use rights are transferred to construction in progress when the land involved is developed for self-use projects.

Trademarks mainly represent the "TSINGTAO BEER" trademark injected by the founding shareholder into the Company on 16th June 1993 as capital injection. The recorded value of the trademark was determined based on a valuation amount approved by the State-owned Assets Administration Bureau of the PRC. Amortisation of the trademark is provided for on a straight-line basis to write off the revalued amount of the trademark over its estimated useful lives of 40 years.

Other trademarks were acquired during acquisitions of certain subsidiaries and are amortised over their estimated useful lives ranging from 5-10 years.

All research and development fees for internally generated intangible assets are charged to the profit and loss account as expenses when incurred. The Group's technology know-how was injected by a minority shareholder of a subsidiary during the reorganisation of that subsidiary. It was recorded at a value agreed among all the shareholders of that subsidiary and is amortised on a straight-line basis over an expected period of inflow of economic benefits of 10 years.

The Group regularly reviews the estimated future economic benefits of each intangible asset item. When there is evidence indicating that the value of the intangible asset has been impaired, provision for impairment loss are made for the excess of carrying amount over its recoverable amount.

### (m) Long-term prepaid expenses

Long-term prepaid expenses include advertising expenses, building usage right, greenery expenses and expenditures on improvement projects incurred which should be amortised for more than one year. Long-term prepaid expenses are amortized on the straight-line basis over the expected beneficial period and are presented at cost net of accumulated amortization.

All expenses incurred during the pre-operating period are first aggregated as long-term prepaid expenses and were expensed in the first month of commercial operation.

### (n) Borrowing

Borrowing are initially recognised at the amounts of the proceeds received. Ancillary costs incurred in connection with the borrowing arrangement are expensed as incurred.

Borrowing costs, including interests, ancillary costs and exchange differences, incurred in connection with specific borrowings obtained for the acquisition or construction of fixed assets are capitalised as costs of the fixed assets when capital expenditures and borrowing costs are incurred and the activities have commenced to enable the assets to be ready for their intended use. The capitalisation of borrowing costs ceases when the assets are ready for their intended use.

The interest expenses arising from specific loans are capitalised based on the weighted average of capital expenditures and the weighted average rate of these specific loans, subject to a cap of the actual interest expenses incurred.

### (o) Convertible bonds

Convertible bonds are recognised as liabilities at issue price upon its issuance and before their conversion into shares. The difference between the issue price and the face value is recognised as premium or discount, which is to be amortised on a straight-line basis over the term of the bond. The amortisation is charged together with the bond interest based on the principle of accounting for borrowing costs. When the bonds are converted into shares, they are converted at their carrying amounts. The difference between the carrying amount of the convertible bonds and the face value of the shares so converted, net of any related expenses paid, is recognsied as share premium.

### (p) Provisions

Provisions are recognized when the Company has a present obligation as a result of past transactions or events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

### (q) Profit distribution

Profit distribution is transferred out of shareholders equity in the period when the distribution plan is approved by the general meeting of the shareholders.

### (r) Revenue recognition

#### *(i) Sales of good*

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, sale of goods is recognised when the significant risks and rewards of ownership of goods have been transferred to the customer and when the Group does not have the rights to manage and control the goods.

Sales discounts are net off against revenue in the current Period.

#### *(ii) Other revenue*

Interest income is recognised on a time proportion basis taking into account deposit balances or entrusted lending and the effective yield.

Subsidy income is recognised when received.

## 2 PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)

### (s) Taxation

The Group provides for enterprise income tax on the basis of its profit before tax for financial reporting purposes, adjusted for income and expenses items which are not assessable or deductible as well as all the available tax benefits, using the applicable tax rates.

The accounting treatment adopted by the Group for its enterprise income tax is based on the tax effects on accounting, using the liability method. Deferred taxation is provided for using the liability method. Timing differences are differences in the timing of recognition of income, expenses and profit and loss as a result of the tax regulations and accounting system. The effects of timing differences on the cumulative amount of income tax as at year end are adjusted based on the current tax rate.

Deferred tax asset is not recognised unless the related benefits are expected to crystallise in the foreseeable future.

### (t) Basis of preparation of consolidated financial statements

The consolidated financial statements include the Company and subsidiaries, and are prepared based on the requirements of Cai Kuai Zi [1995] No. 11 "the Articles on issuance of consolidated financial statements" and related regulation promulgated by the Ministry of Finance of the PRC.

The turnover, cost of sales and profit and loss account of the subsidiaries during the year are included in the consolidated profit and loss account from the effective date of acquisition and up to the effective date of disposal when the control over the subsidiaries is ceased. Significant inter-group balances, transactions and unrealised profits are eliminated on consolidation. Minority interests represent the interests shared by third party shareholders over the operating results and net assets of subsidiaries.

Significant differences arising from various accounting policies adopted by the Company and the subsidiaries that have material impact to the Group's accounts are adjusted in accordance to Company's accounting policies.

## 3 NON-MONETARY TRANSACTION

During the Peirod, there was no significant non-monetary transaction for the Group and the Company.

## 4 SEASONAL/CYCLICAL REVENUE

Summer and autumn times (May to October) of each year is the peak season for beer sales. The sales volume during the peak season is normally 1 to 2 times the sales volume in the slack season (November to April) of the following year.

## 5 INFORMATION ON SUBSIDIARIES AND ASSOCIATED COMPANIES

**(a) As at 31st December 2003, the information of the Company's principle subsidiaries are as follows:**

| Name of subsidiaries | Place of establishment and principal operation | Registered capital | Equity interest held by the Company (%) | | Principal activities |
|---|---|---|---|---|---|
| | | | *Directly held* | *Indirectly held* | |
| Tsingtao Brewery Huanan Holding Company Limited ("Huanan Holding") | Shenzhen, the PRC | RMB200,000,000 | 95% | — | Investment holding |
| Tsingtao Brewery (Zhuhai) Company Limited ("Zhuhai Company") | Zhuhai, the PRC | RMB60,000,000 | — | 72.83% | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Sanshui) Company Limited ("Sanshui Company") | Sanshui, the PRC | RMB41,335,505 | — | 71.25% | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Chenzhou) Company Limited ("Chenzhou Company") | Chenzhou, the PRC | RMB70,000,000 | — | 84.36% | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Huangshi) Company Limited ("Huangshi Company") | Huangshi, the PRC | RMB5,000,000 | — | 90.25% | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Yingcheng) Company Limited | Yingcheng, the PRC | RMB5,000,000 | — | 90.25% | Manufacturing and domestic trading of beer |
| Shenzhen Tsingtao Brewery Asahi Company Limited ("Shenzhen Asahi") | Shenzhen, the PRC | US$30,000,000 | 51% | — | Manufacturing and trading of beer |
| Shenzhen Tsingtao Brewery Sales Company Limited ("Shenzhen Sales") | Shenzhen, the PRC | RMB20,000,000 | 95% | — | Domestic trading of beer |
| Tsingtao Brewery Huadong Holding Company Limited | Shanghai, the PRC | RMB100,000,000 | 95% | — | Investment holding |
| Tsingtao Brewery Huadong Shanghai Sales Company Limited | Shanghai, the PRC | RMB3,000,000 | — | 94.05% | Domestic trading of beer |
| Tsingtao Brewery Huadong Nanjing Sales Company Limited | Nanjing, the PRC | RMB1,000,000 | — | 93.88% | Domestic trading of beer |
| Tsingtao Brewery (Shanghai) Company Limited | Shanghai, the PRC | RMB50,000,000 | — | 90.25% | Manufacturing and domestic trading of beer |

## 5 INFORMATION ON SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

**(a) As at 31st December 2003, the information of the Company's principle subsidiaries are as follows: (Cont'd)**

| Name of subsidiaries | Place of establishment and principal operation | Registered capital | Equity interest held by the Company (%) | | Principal activities |
|---|---|---|---|---|---|
| | | | *Directly held* | *Indirectly held* | |
| Tsingtao Brewery (Wuhu) Company Limited | Wuhu, the PRC | RMB20,000,000 | — | 85.50% | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Maanshan) Company Limited | Maanshan, the PRC | RMB5,000,000 | — | 90.25% | Manufacturing and domestic trading of beer |
| Tsingtao Brewery Shanghai Songjiang Company Limited ("Shanghai Songjiang") | Shanghai, the PRC | US$36,640,000 | 75% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Shouguang) Company Limited ("Shouguang Company") | Shouguang, the PRC | RMB60,606,060 | 99% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Weifang) Company Limited ("Weifang Company") | Weifang, the PRC | RMB5,000,000 | 70% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Anqiu) Company Limited | Anqiu, the PRC | RMB5,000,000 | 95% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery No. 3 Company Limited | Pingdu, the PRC | RMB10,000,000 | 95% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Xuzhou) Company Limited | Peixian, the PRC | RMB39,336,899 | 66% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Xuzhou Pengcheng) Company Limited | Pengcheng, the PRC | RMB5,000,000 | 90% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Xuecheng) Company Limited | Xuecheng, the PRC | RMB45,000,000 | 85% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Tengzhou) Company Limited ("Tengzhou Company") | Tengzhou, the PRC | RMB15,000,000 | 95% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Taierzhuang) Malt Company Limited | Taierzhuang, the PRC | RMB5,000,000 | — | 86.20% | Manufacturing and domestic trading of malt |

## 5 INFORMATION ON SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

**(a) As at 31st December 2003, the information of the Company's principle subsidiaries are as follows: (Cont'd)**

| Name of subsidiaries | Place of establishment and principal operation | Registered capital | Equity interest held by the Company (%) | | Principal activities |
|---|---|---|---|---|---|
| | | | *Directly held* | *Indirectly held* | |
| Beijing Tsingtao Brewery Three Ring Company Limited ("Three Ring Company") | Beijing, the PRC | US$28,900,000 | 29% *(Note 41(a))* | 25% *(Note 41(a))* | Manufacturing and domestic trading of beer |
| Beijing Five Star Tsingtao Brewery Company Limited ("Five Star Company") | Beijing, the PRC | RMB862,000,000 | 37.64% | 25% | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Fuzhou) Company Limited ("Fuzhou Company") | Fuzhou, the PRC | US$26,828,100 | 75% | 25% | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Langfang) Company Limited ("Langfang Company") | Langfang, the PRC | RMB10,000,000 | 95% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery Xian Company Limited ("Xian Company") | Xian, the PRC | RMB222,200,000 | 76.10% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery Weinan Company Limited | Weinan, the PRC | RMB50,000,000 | 28% | 54.79% | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Anshan) Company Limited | Anshan, the PRC | RMB50,000,000 | 60% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Xingkaihu) Company Limited ("Xingkaihu Company") | Jixi, the PRC | RMB20,000,000 | 95% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Mishan) Company Limited ("Mishan Company") | Mishan, the PRC | RMB20,000,000 | 95% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Haerbin) Company Limited ("Haerbin Company") | Haerbin, the PRC | RMB22,000,000 | 95% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Penglai) Company Limited ("Penglai Company") | Penglai, the PRC | RMB37,500,000 | 80% | — | Manufacturing and domestic trading of beer |

## 5 INFORMATION ON SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

**(a) As at 31st December 2003, the information of the Company's principle subsidiaries are as follows: (Cont'd)**

| Name of subsidiaries | Place of establishment and principal operation | Registered capital | Equity interest held by the Company (%) *Directly held* | *Indirectly held* | Principal activities |
|---|---|---|---|---|---|
| Tsingtao Brewery (Rongcheng) Company Limited ("Rongcheng Company") | Rongcheng, the PRC | RMB20,000,000 | 70% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery Import/Export Company Limited | Qingdao, the PRC | RMB11,000,000 | 97.73% | — | Import/Export trading of beer |
| Tsingtao Brewery Sales Company Limited | Qingdao, the PRC | RMB5,000,000 | 95% | — | Domestic trading of beer |
| Tsingtao Brewery No. 5 Company Limited ("No. 5 Company") | Qingdao, the PRC | RMB34,610,000 | 93.79% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery Development Company Limited | Qingdao, the PRC | RMB1,320,000 | 100% | — | Domestic trading of beer |
| Tsingtao Brewery (Pingyuan) Company Limited | Pingyuan, the PRC | RMB5,000,000 | 90% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Rizhao) Company Limited | Rizhao, the PRC | RMB10,000,000 | 95% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Heze) Company Limited | Heze, the PRC | RMB10,000,000 | 90% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Chongqing) Company Limited | Chongqing, the PRC | RMB7,000,000 | 95% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Taizhou) Company Limited | Taizhou, the PRC | RMB10,000,000 | 95% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Hong Kong) Trading Company Limited ("Hong Kong Company") | Hong Kong, the PRC | HKD500,000 | 100% | — | Trading of Tsingtao beer in Hong Kong |
| Tsingtao Brewery (Hanzhong) Company Limited | Hanzhong, the PRC | RMB29,410,000 | — | 50.23% | Manufacturing and domestic trading of beer |

## 5 INFORMATION ON SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

**(a) As at 31st December 2003, the information of the Company's principle subsidiaries are as follows: (Cont'd)**

| Name of subsidiaries | Place of establishment and principal operation | Registered capital | Equity interest held by the Company (%) | | Principal activities |
|---|---|---|---|---|---|
| | | | *Directly held* | *Indirectly held* | |
| Tsingtao Brewery (Doumen) Malt Company Limited ("Doumen Company") | Zhuhai , the PRC | RMB10,000,000 | — | 85.82% *(Note 41(c))* | Manufacturing and domestic trading of malt |
| Tsingtao Brewery (Luzhou) Company Limited ("Luzhou Company") | Luzhou, the PRC | RMB111,110,000 | 95%(b(i)) | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Nanjing) Company Limited | Nanjing, the PRC | US$5,000,000 | 75% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Suqian) Company Limited | Suqian, the PRC | RMB10,000,000 | 95% | — | Manufacturing and domestic trading of beer |
| Tsingtao Brewery Beifang Sales Company Limited | Beijing, the PRC | RMB29,980,000 | 80% | 14.25% | Domestic trading of beer |
| Tsingtao Brewery Haerbin Northeast Sales Company Limited | Haerbin, the PRC | RMB10,000,000 | 85% | 14.25% | Domestic trading of beer |
| Tsingtao Brewery (Laoshan) Company Limited | Qingdao, the PRC | RMB16,635,592 | 50% | 46.90% | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Tengzhou) Huaihai Sales Company Limited | Tengzhou, the PRC | RMB500,000 | — | 90% | Domestic trading of beer |
| Tsingtao Brewery (Suzhou) Company Limited | Taicang, the PRC | RMB5,000,000 | 10% | 85.50% | Manufacturing and domestic trading of beer |
| Tsingtao Brewery Huadong Hangzhou Sales Company Limited | Hangzhou, the PRC | RMB1,000,000 | — | 94.05% | Domestic trading of beer |
| Tsingtao Brewery Huadong Suzhou Sales Company Limited | Suzhou, the PRC | RMB3,000,000 | — | 76.10% | Domestic trading of beer |
| Tsingtao Brewery Xinan Sales Company Limited | Chengdu, the PRC | RMB2,000,000 | 60% | 30% | Domestic trading of beer |

## 5 INFORMATION ON SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

**(a) As at 31st December 2003, the information of the Company's principle subsidiaries are as follows: (Cont'd)**

| Name of subsidiaries | Place of establishment and principal operation | Registered capital | Equity interest held by the Company (%) | | Principal activities |
|---|---|---|---|---|---|
| | | | *Directly held* | *Indirectly held* | |
| Tsingtao Brewery (Suizhou) Company Limited ("Suizhou Company") | Suizhou, the PRC | RMB24,000,000 | — | 85.50% | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Tianmen) Company Limited | Tianmen, the PRC | RMB18,000,000 | — | 85.50% | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Taizhou) Sales Company Limited | Taizhou, the PRC | RMB6,800,000 | — | 48.45% | Domestic trading of beer |
| Tsingtao Xianghong Trading Company Limited | Qingdao, the PRC | RMB1,000,000 | 95% | — | Car rental services |
| Tsingtao Brewery Zhaoshang Logistic Company Limited | Qingdao, the PRC | RMB2,000,000 | 51% | — | Logistic services and management |
| Tsingtao Brewery Chenzhou Sales Company Limited | Chenzhou, the PRC | RMB1,000,000 | — | 94.69% | Domestic trading of beer |
| Tsingtao Brewery Luzhong (Weifang) Sales Company Limited | Weifang, the PRC | RMB2,000,000 | — | 90.30% | Domestic trading of beer |
| Tsingtao Brewery (Xiamen) Company Limited ("Xiamen Company") | Xiamen, the PRC | RMB10,000,000 | 75%(b(ii)) | 25%(b(ii)) | Manufacturing and domestic trading of beer |
| Tsingtao Brewery (Xiamen) Sales Company Limited | Xiamen, the PRC | RMB1,000,000 | — | 40% | Domestic trading of beer |
| Tsingtao Brewery Haifeng Warehouse Company Limited | Qingdao, the PRC | RMB1,000,000 | — | 53.75% | Warehousing, packaging and logistics |
| Tsingtao Brewery Baoji Company Limited ("TB Baoji") | Baoji, the PRC | RMB1,000,000 | 30%(d) | 53.27%(d) | Manufacturing and domestic trading of beer |

## 5 INFORMATION ON SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

**(a) As at 31st December 2003, the information of the Company's principle subsidiaries are as follows: (Cont'd)**

During the Period, information of the subsidiaries newly acquired/established by the Group are as follows:

| Name of new subsidiaries | Date of establishment acquisition | Place of establishment and principal operation | Registered and paid-in capital | Equity interest held by the Company (%) | | Principal activities |
|---|---|---|---|---|---|---|
| | | | | *Directly held* | *Indirectly held* | |
| Xuzhou Pengcheng Sales Company Limited | January 2004 | Xuzhou, the PRC | RMB5,000,000 | — | 83.80% | Trading of beer |
| Tsingtao Brewery (Changsha) Company Limited *(i)* | January 2004 | Changsha, the PRC | RMB68,000,000 | 70% | 28.50% | Manufacturing and domestic trading of beer |

(i) In January 2004, the Company and Huanan Holding, a subsidiary of the Company, jointly invested in a newly incorporated company, namely Tsingtao Brewery (Changsha) Company Limited ("Changsha Company"), with registered capital amounting to 10,000,000. The Company injected cash capital of 7,000,000, which accounted for 70% of the total registered capital while Huanan Holding injected cash capital of 3,000,000, which accounted for the remaining 30% for the total registered capital. In March 2004, the Company and Huanan Holding injected additional capital to Changsha Company after approved by the Board of Directors meeting. The Company and Huanan Holding injected cash capital of 40,600,000 and 17,400,000 respectively. After the injection of capital, the registered capital of Changsha Company increase from 10,000,000 to 68,000,000 and equity interest of Changsha Company held by the Company and Huanan Holding remains unchanged.

**(b) During the Period, changes in the equity interests of the following subsidiaries held by the Company are as follows:**

(i) In May 2004, the Company entered into an equity transfer agreement with Sichuan Huo Ju Hua Gong Company Limited (Sichuan Huo Ju) to acquire 40% equity interest of Luzhou Company at consideration approximately 34,296,000. After the transaction, the effective ownership percentage held by the Company in Luzhou Company increases from 55% to 95%.

(ii) In May 2004, the relevant procedures, of which Hong Kong Company acquired 5% and 20% interests of Xiamen Company held by the Company and Ou Mei Investment Company respectively, have been completed. In addition, the Company and Hong Kong Company injected additional capital of 60,000,000 and 20,000,000 respectively into Xiamen Company, which has been approved by Xiamen Foreign Investment Bureau and the renewal of business registration procedures have been completed in July 2004. After the additional capital injection, the registered capital of Xiamen Company increased from 10,000,000 to 90,000,000 with the equity interests of Xiamen Company held by the Company and Hong Kong Company unchanged.

## 5 INFORMATION ON SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

**(c) As at 30th June 2004, information of the principal associated Companies of the Group are as follows:**

| Name of associated *companies* | Place of establishment and *principal operation* | Registered *Capital* | Equity Interest held *By the Group* *Directly held* | *Indirectly held* | Principal activities | Ending Net Investment *Cost* |
|---|---|---|---|---|---|---|
| Tsingtao Brewery (Yangzhou) Company Limited | Yangzhou, the PRC | RMB5,000,000 | 20% | — | Manufacturing and domestic trading of beer | — |
| Qinghua International Trade Development Company Limited ("Qinghua International") | Canada | US$500,000 | 50% | — | International trading and distribution of beer | 2,077,625 |
| Tsingtao Beer and Asahi Beverage Company Limited | Qingdao, the PRC | RMB70,000,000 | — | 37.52% | Manufacturing and domestic trading of beer | 21,291,514 |
| Nanning Tsingtao Brewery Company Limited ("Nanning Company") *(i)* | Nanning, the PRC | RMB730,000,000 | — | 30% | Manufacturing and domestic trading of beer | 115,332,220 |

(i) Huanan Holding, a subsidiary of the Company, purchased 30% equity interest of Naning Company from Tailian Brewery (Cayman Islands) Company Limited ("Tailian Brewery") and the relevant equity transfer procedure have been completed in June 2004, the difference from the initial cost of investment less than the proportionate share of the net assets of the investee has been recorded in capital surplus (Note 26(i)). In May 2004, Huanan Holding signed an equity transfer agreement with Tailian Brewery, pursuant to which Huanan Holding will purchase 45% equity interest of Nanning Company from Tailian Brewery at a consideration of 200,880,000. As at the reporting date, the approval procedure of the equity transfer by Ministry of Commerce of the PRC is still in progress. After the completion of the above equity transfer, the effective percentage of equity interest indirectly held by the Company in Nanning Company increases from 30% to 75%.

**(d)** In 2003, Xian Company, a subsidiary of the Company, and Shanxi Baoji Brewery Company Limited ("Baoji Brewery Company") entered into a lease agreement, pursuant to which Baoji Brewery Company leases all its operating assets except for current assets and seconds its employees to TB Baoji, which was jointly set up by the Company and Xian Company, for beer production business, and TB Baoji bears all the operating costs relating to the leased assets and employees.

In May 2004, TB Baoji and Shanxi Baoji Alcohol Factory ("Baoji Alcohol"), the biggest shareholder of Baoji Brewery Company, entered into a lease agreement, pursuant to which Baoji Alcohol leases its buildings, lands and equipments to TB Baoji at the consideration that TB Baoji will utilise Baoji Alcohol's staff and afford relevant staff cost.

## 6 CASH AT BANK AND IN HAND

### (a) Group

| | (Unaudited) 30th June 2004 | | | 31st December 2003 | | |
|---|---|---|---|---|---|---|
| | **Foreign currency balance** | **Exchange rate** | **RMB equivalents** | Foreign currency balance | Exchange rate | RMB equivalents |
| Cash in hand | | | | | | |
| — RMB | | | **1,872,457** | | | 1,953,642 |
| Cash at bank | | | | | | |
| — RMB | | | **1,532,062,679** | | | 889,531,221 |
| Subtotal | | | **1,533,935,136** | | | 891,484,863 |
| Foreign currency deposits | | | | | | |
| — US$ | **5,305,615** | **8.2767** | **43,913,198** | 4,965,005 | 8.2770 | 41,094,545 |
| — HKD | **51,375,783** | **1.0617** | **54,546,033** | 301,212 | 1.0660 | 321,000 |
| Total cash at bank and in hand | | | **1,632,394,367** | | | 932,900,408 |

### (b) Company

| | (Unaudited) 30th June 2004 | | | 31st December 2003 | | |
|---|---|---|---|---|---|---|
| | **Foreign currency balance** | **Exchange rate** | **RMB equivalents** | Foreign currency balance | Exchange rate | RMB equivalents |
| Cash in hand | | | | | | |
| — RMB | | | **704,392** | | | 815,229 |
| Cash at bank | | | | | | |
| — RMB | | | **695,418,452** | | | 217,644,766 |
| Subtotal | | | **696,122,844** | | | 218,459,995 |
| Foreign currency deposit | | | | | | |
| — US$ | **2,572,893** | **8.2767** | **21,295,080** | 4,751,007 | 8.2770 | 39,323,257 |
| — HKD | **—** | **—** | **—** | 39,888 | 1.0660 | 42,508 |
| Total cash at bank and in hand | | | **717,417,924** | | | 257,825,760 |

## 6 CASH AT BANK AND IN HAND (CONT'D)

**(c) For the purposes of the cash flow statement, cash and cash equivalents comprises the following:**

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) 30th June 2004** | 31st December 2003 | **(Unaudited) 30th June 2004** | 31st December 2003 |
| Cash at bank and in hand | **1,632,394,367** | 932,900,408 | **717,417,924** | 257,825,760 |
| Less: Time deposits with original maturity of more than 3 months | **(31,024,144)** | (12,015,816) | **(28,000,000)** | — |
| Restricted cash at bank *(i)* | **(22,050,700)** | (83,134,965) | **—** | (28,000,000) |
| Total | **1,579,319,523** | 837,749,627 | **689,417,924** | 229,825,760 |

(i) Restricted cash at bank are pledged deposits required to obtain trade finance facilities from the banks.

## 7 NOTES RECEIVABLE

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) 30th June 2004** | 31st December 2003 | **(Unaudited) 30th June 2004** | 31st December 2003 |
| Bank drafts | **98,054,616** | 50,883,184 | **19,119,400** | 5,454,500 |

All above are all unsecured and not pledged for any banking facilities.

## 8 ACCOUNTS RECEIVABLE AND LONG-TERM ACCOUNTS RECEIVABLE

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) 30th June 2004** | 31st December 2003 | **(Unaudited) 30th June 2004** | 31st December 2003 |
| Accounts receivable and long-term accounts receivable | **436,605,755** | 363,651,899 | **287,242,130** | 308,783,195 |
| Less: Provision for bad debts | **(154,747,698)** | (144,639,318) | **(83,687,855)** | (81,066,480) |
| Total | **281,858,057** | 219,012,581 | **203,554,275** | 227,716,715 |

# 8 ACCOUNTS RECEIVABLE AND LONG-TERM ACCOUNTS RECEIVABLE (CONT'D)

The aging analysis of accounts receivable and long-term accounts receivable and related provision for bad debts is analysed below:

## (a) Group

| | (Unaudited) 30th June 2004 | | | | 31st December 2003 | | | |
|---|---|---|---|---|---|---|---|---|
| | Amount | Percentage (%) | Provision for bad debts | Provision Percentage (%) | Amount | Percentage (%) | Provision for bad debts | Provision Percentage (%) |
| Within one year | 199,103,037 | 45.60% | (7,933,437) | 3.98% | 128,795,973 | 35.42% | (2,599,211) | 2.02% |
| Between one and two years | 33,447,490 | 7.66% | (8,745,458) | 26.15% | 42,273,098 | 11.62% | (12,591,434) | 29.79% |
| Between two and three years | 36,003,967 | 8.25% | (33,937,319) | 94.26% | 28,272,347 | 7.77% | (19,311,432) | 68.31% |
| Over three years | 168,051,261 | 38.49% | (104,131,484) | 61.96% | 164,310,481 | 45.19% | (110,137,241) | 67.03% |
| Total | 436,605,755 | 100.00% | (154,747,698) | 35.44% | 363,651,899 | 100.00% | (144,639,318) | 39.77% |

As at 30th June 2004, the aggregate amount of the Group's five largest accounts receivable and long-term accounts receivable balances was approximately 130,319,000 (31st December 2003: 123,213,000), being 30% (31st December 2003: 34%) of the total accounts receivable and long-term accounts receivable balances.

During the Period, the Group wrote off uncollectible accounts receivable and long-term accounts receivable against the provision for bad debts in the amount of approximately 641,000 (31st December 2003: 27,131,000).

## (b) Company

| | (Unaudited) 30th June 2004 | | | | 31st December 2003 | | | |
|---|---|---|---|---|---|---|---|---|
| | Amount | Percentage (%) | Provision for bad debts | Provision Percentage (%) | Amount | Percentage (%) | Provision for bad debts | Provision Percentage (%) |
| Within one year | 128,788,683 | 44.84% | (15,540) | 0.01% | 144,130,872 | 46.68% | (1,400,839) | 0.97% |
| Between one and two years | 12,566,053 | 4.37% | (1,298,214) | 10.33% | 29,827,429 | 9.66% | (6,378,960) | 21.39% |
| Between two and three years | 27,620,687 | 9.62% | (26,837,124) | 97.16% | 18,646,014 | 6.04% | (11,010,959) | 59.05% |
| Over three years | 118,266,707 | 41.17% | (55,536,977) | 46.96% | 116,178,880 | 37.62% | (62,275,722) | 53.60% |
| Total | 287,242,130 | 100.00% | (83,687,855) | 29.13% | 308,783,195 | 100.00% | (81,066,480) | 26.25% |

As at 30th June 2004, the aggregate amount of Company's five largest accounts receivable and long-term accounts receivable balances was approximately 130,319,000 (31st December 2003: 185,203,000), being 45% (31st December 2003: 60%) of the total accounts receivable and long-term accounts receivable balances.

During the Period, the Company did not write off any uncollectible accounts receivable and long-term accounts receivable against the provision for bad debts (31st December 2003: 18,246,000).

As at 30th June 2004, the Group and the Company had no accounts receivable and long-term accounts receivable balances owed from parties who own 5% or above shareholdings in the Company.

## 8 ACCOUNTS RECEIVABLE AND LONG-TERM ACCOUNTS RECEIVABLE (CONT'D)

(c) In 2001, the Group and the Company reached a settlement agreement with a customer and a related company (collectively "the Debtors") in connection with an aggregate outstanding receivable balance of 105,000,000 ("the Debts"). Pursuant to the agreement, the Debts are repayable in eight annual installments, commencing from 1st January 2002. In addition, Tsingtao Brewery Group Company Limited, a related company, has undertaken to guarantee the repayment of the outstanding balance. As at 30th June 2004, provision for doubtful debts had been provided for part of the balance. The remaining outstanding balance of the Debts of approximately 10,000,000 and 53,808,000 were recorded as accounts receivable and long-term accounts receivable balance in both the balance sheets of the Company and the Group (Note 38(a)(ii)).

## 9 OTHER RECEIVABLES

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) 30th June 2004** | 31st December 2003 | **(Unaudited) 30th June 2004** | 31st December 2003 |
| Due from subsidiaries | **—** | — | **214,182,943** | 219,590,544 |
| Due from related companies | **54,548,889** | 43,107,633 | **19,253,001** | 25,145,973 |
| Others | **297,545,121** | 318,879,075 | **131,090,115** | 37,986,461 |
| | **352,094,010** | 361,986,708 | **364,526,059** | 282,722,978 |
| Provision for bad debts | **(54,662,891)** | (54,319,553) | **(30,337,052)** | (32,414,087) |
| Total | **297,431,119** | 307,667,155 | **334,189,007** | 250,308,891 |

The ageing of other receivables and the related provision for bad debts is analysed below:

### (a) Group

| | (Unaudited) 30th June 2004 | | | | 31st December 2003 | | | |
|---|---|---|---|---|---|---|---|---|
| | Amount | Percentage (%) | Provision for bad debts | Provision Percentage (%) | Amount | Percentage (%) | Provision for bad debts | Provision Percentage (%) |
| Within one year | **228,520,058** | **64.90%** | **(3,816,596)** | **1.67%** | 228,986,949 | 63.25% | (2,247,352) | 0.98% |
| Between one and two years | **51,712,903** | **14.69%** | **(7,291,128)** | **14.10%** | 55,260,608 | 15.27% | (3,268,823) | 5.92% |
| Between two and three years | **8,966,458** | **2.55%** | **(7,082,865)** | **78.99%** | 38,041,855 | 10.51% | (11,479,889) | 30.18% |
| Over three years | **62,894,591** | **17.86%** | **(36,472,302)** | **57.99%** | 39,697,296 | 10.97% | (37,323,489) | 94.02% |
| Total | **352,094,010** | **100.00%** | **(54,662,891)** | **15.53%** | 361,986,708 | 100.00% | (54,319,553) | 15.01% |

As at 30th June 2004, the aggregate amount of Group's five largest other receivable balances was approximately 186,258,000 (31st December 2003: 143,265,000), being 53% (31st December 2003: 40%) of the total other receivables balances.

## 9 OTHER RECEIVABLES (CONT'D)

### (b) Company

| | (Unaudited) 30th June 2004 | | | | 31st December 2003 | | | |
|---|---|---|---|---|---|---|---|---|
| | Amount | Percentage (%) | Provision for bad debts | Provision Percentage (%) | Amount | Percentage (%) | Provision for bad debts | Provision Percentage (%) |
| Within one year | 132,438,956 | 36.33% | (42,231) | 0.03% | 60,351,112 | 21.35% | (31,092) | 0.05% |
| Between one and two years | 197,999,324 | 54.32% | (3,572,501) | 1.80% | 173,499,340 | 61.36% | (53,713) | 0.03% |
| Between two and three years | 9,148,153 | 2.51% | (2,448,872) | 26.77% | 25,276,388 | 8.94% | (8,907,428) | 35.24% |
| Over three years | 24,939,626 | 6.84% | (24,273,448) | 97.33% | 23,596,138 | 8.35% | (23,421,854) | 99.26% |
| Total | 364,526,059 | 100.00% | (30,337,052) | 8.32% | 282,722,978 | 100.00% | (32,414,087) | 11.46% |

As at 30th June 2004, the aggregate amount of Company's five largest other receivable balances was approximately 94,794,000 (31st December 2003: 245,884,000), being 26% (31st December 2003: 87%) of the total other receivable balance.

The Company's other receivables balance, which aged from one to three years, were mainly loans made to subsidiaries for financing their working capital. The Company considered that no provision for doubtful debts was necessary after taking into account the operating results of the subsidiaries.

As at 30th June 2004, the Group and the Company had no other receivables balance due from parties who own 5% or above shareholdings in the Company.

## 10 ADVANCES TO SUPPLIERS

The ageing of advances to suppliers is analysed below:

### (a) Group

| | (Unaudited) 30th June 2004 | | 31st December 2003 | |
|---|---|---|---|---|
| | **Amount** | **Percentage(%)** | Amount | Percentage(%) |
| Less than one year | **240,931,906** | **99.65%** | 133,152,529 | 99.11% |
| Between one and two years | **446,951** | **0.18%** | 1,002,165 | 0.75% |
| Between two and three years | **354,033** | **0.15%** | 104,559 | 0.08% |
| Over three years | **35,580** | **0.02%** | 90,077 | 0.06% |
| Total | **241,768,470** | **100.00%** | 134,349,330 | 100.00% |

## 10 ADVANCES TO SUPPLIERS (CONT'D)

### (b) Company

| | (Unaudited) 30th June 2004 | | 31st December 2003 | |
|---|---|---|---|---|
| | **Amount** | **Percentage(%)** | Amount | Percentage(%) |
| Less than one year | **5,986,427** | **99.97%** | 16,793,506 | 100% |
| Between one and two years | **1,800** | **0.03%** | — | — |
| Total | **5,988,227** | **100%** | 16,793,506 | 100% |

As at 30th June 2004, the Group and the Company have no advances to suppliers balance which was made to parties who own 5% or above shareholdings in the Company.

Advances to suppliers balance of the Group and the Company, which aged over one year, were mainly deposits paid for purchasing of materials.

## 11 INVENTORIES

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) 30th June 2004** | 31st December 2003 | **(Unaudited) 30th June 2004** | 31st December 2003 |
| Raw materials | **367,931,900** | 425,140,694 | **115,009,874** | 134,133,346 |
| Packaging materials | **397,462,877** | 353,727,924 | **10,434,489** | 12,077,263 |
| Low cost consumables and auxiliary materials | **236,794,189** | 251,178,676 | **25,952,461** | 34,124,005 |
| Materials on consignment | **4,255,925** | 6,859,009 | **262,656** | 3,785,599 |
| Work in progress | **174,621,507** | 128,849,769 | **39,271,166** | 28,994,890 |
| Finished goods | **135,336,241** | 164,877,217 | **34,878,539** | 65,660,624 |
| | **1,316,402,639** | 1,330,633,289 | **225,809,185** | 278,775,727 |
| Less: Provision for loss on realisation of inventories | **(39,898,582)** | (25,130,185) | **(1,022,238)** | (1,022,238) |
| Total | **1,276,504,057** | 1,305,503,104 | **224,786,947** | 277,753,489 |

Provision for loss on realisation of inventories:

| | **Beginning of the Period** | **(Unaudited) Addition** | **(Unaudited) Reversal** | **(Unaudited) End of the Period** |
|---|---|---|---|---|
| Group | | | | |
| Raw materials | 2,805,178 | 183,070 | — | 2,988,248 |
| Finished goods | 9,049,580 | — | — | 9,049,580 |
| Others | 13,275,427 | 14,799,151 | (213,824) | 27,860,754 |
| Total | 25,130,185 | 14,982,221 | (213,824) | 39,898,582 |

| | **Beginning of the Period** | **(Unaudited) Addition** | **(Unaudited) Write off** | **(Unaudited) End of the Period** |
|---|---|---|---|---|
| Company | | | | |
| Raw material | 1,022,238 | — | — | 1,022,238 |

Provision for loss on realisation of inventories is made based on the excess of original costs of inventories over their net realisable value when inventories are damaged, becoming wholly or partially obsolete, or when their selling prices are lower than their costs.

## 12 PREPAID EXPENSES

### Group

| | Beginning of the Period | (Unaudited) Addition | (Unaudited) Amortisation for the Period | (Unaudited) End of the Period | Reasons for balance retained at Period end |
|---|---|---|---|---|---|
| Insurance premium | 7,826,634 | 4,315,289 | (7,123,264) | 5,018,659 | Not yet fully amortised |
| Advertising expenses | 3,426,473 | 14,756,157 | (9,346,838) | 8,835,792 | Not yet fully amortised |
| Rental | 985,807 | 1,692,594 | (1,851,806) | 826,595 | Not yet fully amortised |
| Others | 1,884,481 | 37,295,006 | (26,842,201) | 12,337,286 | Not yet fully amortised |
| Total | 14,123,395 | 58,059,046 | (45,164,109) | 27,018,332 | |

### Company

| | Beginning of the Period | (Unaudited) Addition | (Unaudited) Amortisation for the Period | (Unaudited) End of the Period | Reasons for balance retained at Period end |
|---|---|---|---|---|---|
| Insurance premium | 4,977,472 | 935,736 | (3,765,376) | 2,147,832 | Not yet fully amortised |
| Advertising expenses | — | 13,138,502 | (5,358,000) | 7,780,502 | Not yet fully amortised |
| Rental | 447,550 | 673,033 | (810,445) | 310,138 | Not yet fully amortised |
| Others | 237,458 | 6,621,516 | (3,151,404) | 3,707,570 | Not yet fully amortised |
| Total | 5,662,480 | 21,368,787 | (13,085,225) | 13,946,042 | |

## 13 LONG-TERM EQUITY INVESTMENTS

### Group

| | *Notes* | (Unaudited) 30th June 2004 | 31st December 2003 |
|---|---|---|---|
| Investments in associated companies | (b) | **142,531,962** | 21,202,259 |
| Other equity investments | (c) | **25,727,367** | 25,837,109 |
| Provision for impairment | | **(7,054,780)** | (7,054,780) |
| | | **161,204,549** | 39,984,588 |
| Consolidation difference | (d) | **(82,393,897)** | (99,419,846) |
| Total | | **78,810,652** | (59,435,258) |

### Company

| | *Notes* | (Unaudited) 30th June 2004 | 31st December 2003 |
|---|---|---|---|
| Investments in subsidiaries | (a) | **1,886,793,542** | 1,687,466,851 |
| Investments in associated companies | (b) | **5,906,182** | 5,449,854 |
| Other equity investments | (c) | **17,969,562** | 17,969,562 |
| Provision for impairment | | **(2,992,862)** | (2,992,862) |
| | | **1,907,676,424** | 1,707,893,405 |
| Equity investment differences | (d) | **(70,460,727)** | (78,447,024) |
| Equity total | | **1,837,215,697** | 1,629,446,381 |

## 13 LONG-TERM EQUITY INVESTMENTS (CONT'D)

### (a) The details of equity investments accounted for by the equity method are as follows:

| Name of investees | Year of commencement and cessation | Initial investment | Additional investment | Total investment as at 31st December 2003 | (Unaudited) Change in equity during the Period | (Unaudited) Dividend received during the Period | (Unaudited) Cumulative changes inequity | (Unaudited) Total investment as at 30th June 2004 |
|---|---|---|---|---|---|---|---|---|
| Xian Company | 1996 | 109,618,397 | 63,287,554 | 265,380,621 | 40,628,389 | — | 133,103,059 | 306,009,010 |
| Shanghai Songjiang | 2000 | 287,233,335 | — | 293,624,566 | 5,688,172 | — | 12,079,403 | 299,312,738 |
| Huanan Holding | 2001 | 190,000,000 | — | 204,792,914 | 34,455,257 | — | 49,248,171 | 239,248,171 |
| Shenzhen Sales | 1999 | 19,000,000 | — | 131,851,247 | 44,353,549 | — | 157,204,796 | 176,204,796 |
| Shenzhen Asahi | 1997 | 126,746,680 | — | 165,562,397 | 16,989,329 | (30,600,000) | 25,205,046 | 151,951,726 |
| Luzhou Company | 2001 | 61,110,000 | 36,335,684 | 49,190,088 | 37,640,163 | — | (10,615,433) | 86,830,251 |
| No.5 Company | 2000 | 37,625,391 | — | 69,789,970 | 3,123,123 | — | 35,287,702 | 72,913,093 |
| Fuzhou Company | 2001 | 60,851,224 | 16,606,992 | 52,487,657 | (4,796,029) | — | (29,766,588) | 47,691,628 |
| Changsha Company | 2004 | 7,000,000 | 40,600,000 | — | 47,600,000 | — | — | 47,600,000 |
| Haerbin Company | 2000 | 24,770,378 | 58,000,000 | 50,130,110 | (2,846,694) | — | (35,486,962) | 47,283,416 |
| Three Ring Company | 2001 | 37,561,561 | — | 15,248,695 | (2,289,432) | — | (24,602,298) | 12,959,263 |
| Others (ending balance less than 10,000,000) | 1993 | 361,323,728 | 489,287,418 | 389,408,586 | 11,052,864 | (1,672,000) | (451,821,696) | 398,789,450 |
| | | 1,322,840,694 | 704,117,648 | 1,687,466,851 | 231,598,691 | (32,272,000) | (140,164,800) | 1,886,793,542 |

There are no significant restrictions on realisation and the repatriation of investment held by the Group.

### (b) The Group's and the Company's main investments in associates are as follows:

| Associates | Balance as at beginning of the Period | (Unaudited) Increase in equity during the Period | (Unaudited) Equity pick up in current Period | (Unaudited) Balance as at the end of the Period |
|---|---|---|---|---|
| Qinghua International | 2,077,625 | — | — | 2,077,625 |
| Others | 3,372,229 | — | 456,328 | 3,828,557 |
| Company total | 5,449,854 | — | 456,328 | 5,906,182 |
| Tsingtao Asahi Beverage Company Limited | 15,750,359 | 8,000,000 | (2,458,845) | 21,291,514 |
| Nanning Company | — | 117,475,874 | (2,143,654) | 115,332,220 |
| Others | 2,046 | — | — | 2,046 |
| Group total | 21,202,259 | 125,475,874 | (4,146,171) | 142,531,962 |

## 13 LONG-TERM EQUITY INVESTMENTS (CONT'D)

### (c) Other equity investments

| Name of investees | (Unaudited) 30th June 2004 Investment amount | Proportion of shares held by the Company to the registered capital of the investees |
|---|---|---|
| Shanghai International Ming Jiu Development Corporation | 7,000,000 | 17.5% |
| Tianjin Tsingtao Brewery Sales Company Limited ("Tianjin Company") *(i)* | 4,884,300 | 60% |
| Tsingtao Yingxiao Club | 3,985,262 | 25% |
| Others | 2,100,000 | |
| Company total | 17,969,562 | |
| Guangxi Bei Hai Real Estate | 3,610,000 | 15% |
| Others | 4,147,805 | |
| Group total | 25,727,367 | |

(i) The Group does not exercise substantial influence over the financial and operating policies of Tianjing Company.

### (d) The details of the consolidation differences/equity investment differences are as follows:

| Subsidiaries | *Reason of formation* | *Initial investment* | *Beginning balance* | (Unaudited) Addition in *current* Period | (Unaudited) Amortization *of current* Period | (Unaudited) *Unamortized* balance |
|---|---|---|---|---|---|---|
| Shanghai Songjiang | Acquisition | (133,483,335) | (92,233,308) | — | 6,674,167 | (85,559,141) |
| Five Star Company | Acquisition | (54,539,713) | (39,995,790) | — | 2,726,986 | (37,268,804) |
| Three Ring Company | Acquisition | 49,285,564 | 36,142,747 | — | (2,464,278) | 33,678,469 |
| Fuzhou Company | Acquisition | 64,192,777 | 52,730,014 | — | (3,209,639) | 49,520,375 |
| Others | Acquisition | (84,810,564) | (35,090,687) | — | 4,259,061 | (30,831,626) |
| Company total | | (159,355,271) | (78,447,024) | — | 7,986,297 | (70,460,727) |
| Indirectly-held subsidiaries of the Group | | (44,600,685) | (20,972,822) | 6,892,339 | 2,147,313 | (11,933,170) |
| Group Total | | (203,955,956) | (99,419,846) | 6,892,339 | 10,133,610 | (82,393,897) |

The consolidation difference/equity investment difference of the Group and the Company are amortised over 10 years using straight-line method.

## 14 FIXED ASSETS AND ACCUMULATED DEPRECIATION

### (a) Group

| | Land and buildings | Plant and machinery | Motor vehicles | Other equipment | Total |
|---|---|---|---|---|---|
| **Original cost** | | | | | |
| Beginning of Period | 2,744,816,915 | 5,260,721,024 | 403,047,136 | 230,979,659 | 8,639,564,734 |
| Transfer in from construction in progress (unaudited) | 48,817,768 | 115,264,688 | 319,600 | 1,912,049 | 166,314,105 |
| Additions (unaudited) | 51,749,318 | 8,248,056 | 16,074,740 | 11,367,373 | 87,439,487 |
| Disposals (unaudited) | (9,423,848) | (28,919,783) | (2,779,332) | (2,022,408) | (43,145,371) |
| End of Period (unaudited) | 2,835,960,153 | 5,355,313,985 | 416,662,144 | 242,236,673 | 8,850,172,955 |
| **Accumulated depreciation** | | | | | |
| Beginning of Period | 702,113,257 | 2,403,829,471 | 165,812,788 | 119,040,734 | 3,390,796,250 |
| Charge for the Period (unaudited) | 33,742,173 | 164,125,648 | 18,715,971 | 18,204,448 | 234,788,240 |
| Disposal (unaudited) | (2,766,502) | (17,115,537) | (2,735,366) | (1,675,045) | (24,292,450) |
| End of Period (unaudited) | 733,088,928 | 2,550,839,582 | 181,793,393 | 135,570,137 | 3,601,292,040 |
| **Impairment loss** | | | | | |
| Beginning of Period | 32,743,534 | 88,910,842 | 3,104,074 | — | 124,758,450 |
| Charge for the Period (unaudited) | 1,256,718 | 45,549,226 | 113,552 | — | 46,919,496 |
| Reversal (unaudited) | (2,639,798) | (6,223,343) | (388,534) | — | (9,251,675) |
| End of Period (unaudited) | 31,360,454 | 128,236,725 | 2,829,092 | — | 162,426,271 |
| **Net book value** | | | | | |
| Beginning of Period | 2,009,960,124 | 2,767,980,711 | 234,130,274 | 111,938,925 | 5,124,010,034 |
| End of Period (unaudited) | 2,071,510,771 | 2,676,237,678 | 232,039,659 | 106,666,536 | 5,086,454,644 |

As at 30th June 2004, an aggregate carrying value of approximately 97,527,000 of the Group's buildings, machinery and equipment and motor vehicles (31st December 2003: Nil) had been pledged as a security for certain bank loans approximately to 16,000,000 of the Group (Note 18*(c)*).

As at 30th June 2004, the building ownership certificates ("Building Ownership Certificates") for certain buildings of the Group with carrying value of approximately 314,790,000 (31st December 2003: 356,360,000) had not yet been obtained. After consultation made with the Company's legal adviser, the Company's Board of Directors consider that there is no legal restriction for the Group and the Company to apply for and obtain the Buildings Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group and the Company. Accordingly, no provision for fixed assets impairment was considered necessary.

For certain buildings of the Group located on parcels of allocated lands granted by local governments, please refer to Note 16 for details.

## 14 FIXED ASSETS AND ACCUMULATED DEPRECIATION (CONT'D)

### (b) Company

| | Land and buildings | Plant and machinery | Motor vehicles | Other equipment | Total |
|---|---|---|---|---|---|
| **Original cost** | | | | | |
| Beginning of Period | 552,749,378 | 1,194,828,887 | 144,821,347 | 99,069,140 | 1,991,468,752 |
| Transfer in from construction in progress (unaudited) | 1,634,313 | 14,453,713 | — | 42,220 | 16,130,246 |
| Additions (unaudited) | 11,388,118 | 7,386,345 | 3,154,497 | 5,084,430 | 27,013,390 |
| Disposals (unaudited) | (6,316,032) | (6,232,922) | (2,388,000) | (1,488,584) | (16,425,538) |
| End of Period (unaudited) | 559,455,777 | 1,210,436,023 | 145,587,844 | 102,707,206 | 2,018,186,850 |
| **Accumulated depreciation** | | | | | |
| Beginning of Period | 161,482,164 | 746,479,880 | 69,888,024 | 48,651,071 | 1,026,501,139 |
| Charge for the Period (unaudited) | 8,717,307 | 25,707,714 | 8,229,185 | 6,889,531 | 49,543,737 |
| Disposal (unaudited) | (2,517,464) | (4,322,268) | (1,174,600) | (1,342,163) | (9,356,495) |
| End of Period (unaudited) | 167,682,007 | 767,865,326 | 76,942,609 | 54,198,439 | 1,066,688,381 |
| **Impairment loss** | | | | | |
| Beginning of Period | — | 6,884,800 | 5,950 | — | 6,890,750 |
| Charge for the Period (unaudited) | — | (11,038) | — | — | (11,038) |
| End of Period (unaudited) | — | 6,873,762 | 5,950 | — | 6,879,712 |
| **Net book value** | | | | | |
| Beginning of Period | 391,267,214 | 441,464,207 | 74,927,373 | 50,418,069 | 958,076,863 |
| End of Period (unaudited) | 391,773,770 | 435,696,935 | 68,639,285 | 48,508,767 | 944,618,757 |

## 15 CONSTRUCTION IN PROGRESS

| Construction project | (Unaudited) Budgeted amount | Beginning of Period | (Unaudited) Addition | (Unaudited) Transfer to fixed assets | (Unaudited) Transfer out | (Unaudited) End of Period | (Unaudited) Source of financing | (Unaudited) Proportion of amount invested to budgeted amount |
|---|---|---|---|---|---|---|---|---|
| Plant 1 production line improvement | 49,410,000 | 22,948,560 | 9,317,579 | — | — | 32,266,139 | Internally generated fund | 65.3% |
| Plant 2 production line improvement | 20,014,500 | 11,090,743 | 5,774,190 | (15,186,476) | — | 1,678,457 | Internally generated fund | 8.4% |
| Plant 4 production line improvement | 2,183,000 | 639,000 | 824,349 | — | — | 1,463,349 | Internally generated fund | 67% |
| New factory plant | 32,117,000 | 27,322,606 | — | — | (680,960) | 26,641,646 | Internally generated fund | 83% |
| Malt production line improvement | 58,420,000 | 5,930,876 | 530,049 | (943,770) | — | 5,517,155 | Internally generated fund | 9.4% |
| Others | 432,000 | 415,580 | — | — | — | 415,580 | Internally generated fund | 96% |
| **Company total** | 162,576,500 | 68,347,365 | 16,446,167 | (16,130,246) | (680,960) | 67,982,326 | | |
| Xian Company production line improvement | 31,905,736 | 11,310,105 | 8,828,724 | (8,905,368) | (531,397) | 10,702,064 | Internally generated fund | 34% |
| Xingkaihu Company production line improvement | 849,753 | 394,421 | 132,959 | (40,805) | — | 486,575 | Bank loans | 57% |
| Rongcheng Company production line improvement | 36,200,000 | 42,789 | 261,812 | (79,555) | (6,940) | 218,106 | Internally generated fund | 0.6% |
| Huangshi Company production line improvement | 92,068,543 | 78,164,269 | 13,602,615 | (91,766,884) | — | — | Bank loans | — |
| Sanshui Company production line improvement | 31,000,000 | 465,068 | 2,220,122 | (385,227) | (383,622) | 1,916,341 | Internally generated fund | 6.2% |
| Tengzhou Company production line improvement | 5,234,000 | 1,326,233 | 666,311 | (1,332,990) | 217,462 | 877,016 | Internally generated fund | 17% |
| Zhuhai Company production line improvement | 44,023,053 | 28,336,293 | 1,367,419 | (28,213,106) | — | 1,490,606 | Internally generated fund | 3.4% |
| No. 5 Company production line improvement | 12,367,568 | 5,322,771 | 2,492,355 | (331,041) | (662,899) | 6,821,186 | Internally generated fund | 55% |

## 15 CONSTRUCTION IN PROGRESS (CONT'D)

| Construction project | (Unaudited) Budgeted amount | Beginning of Period | (Unaudited) Addition | (Unaudited) Transfer to fixed assets | (Unaudited) Transfer out | (Unaudited) End of Period | (Unaudited) Source of financing | (Unaudited) Proportion of amount invested to budgeted amount |
|---|---|---|---|---|---|---|---|---|
| Penglai Company production line improvement | 37,500,000 | — | 4,684 | — | — | 4,684 | Internally generated fund | 0.01% |
| Chenzhou Company production line improvement | 20,000 | — | 18,357 | — | — | 18,357 | Internally generated fund | 92% |
| Weifeng Company production line improvement | 1,355,000 | 88,899 | 647,011 | — | — | 735,910 | Internally generated fund | 54% |
| Shouguang Company production line improvement | 3,711,200 | 1,019,908 | 1,893,902 | (1,231,962) | (63,385) | 1,618,463 | Internally generated fund | 44% |
| Three Ring Company production line improvement | 4,828,209 | 2,477,784 | 961,571 | (61,538) | — | 3,377,817 | Internally generated fund | 70% |
| Five Star Company production line improvement | 3,104,680 | 1,657,656 | 1,493,018 | (928,934) | (429,972) | 1,791,768 | Internally generated fund | 58% |
| Shenzhen Asahi Company production line improvement | 6,219,000 | 55,040 | 613,882 | — | — | 668,922 | Internally generated fund | 11% |
| Langfang Company production line improvement | 12,710,000 | 118,487 | 9,532,024 | (9,650,511) | — | — | Internally generated fund | — |
| Luzhou Company production line improvement | 6,381,270 | 1,446,336 | 4,175,740 | (103,709) | — | 5,518,367 | Internally generated fund | 86% |
| Fuzhou Company production line improvement | 16,542,912 | 10,473,927 | 1,432,808 | (1,524,114) | — | 10,382,621 | Bank loans | 63% |
| Changsha Company production line improvement | 26,698,200 | — | 22,413,430 | — | — | 22,413,430 | Internally generated fund | 84% |
| Suizhou Company production line improvement | 850,000 | — | 702,280 | (696,000) | (6,280) | — | Internally generated fund | — |
| Mishan Company production line improvement | 450,000 | — | 325,554 | — | — | 325,554 | Internally generated fund | 72% |
| Other subsidiaries production line improvement | 72,829,155 | 3,944,421 | 15,765,448 | (4,932,115) | (875,993) | 13,901,761 | Internally generated fund | 19% |
| **Group total** | 609,424,779 | 214,991,772 | 105,998,193 | (166,314,105) | (3,423,986) | 151,251,874 | | |

## 15 CONSTRUCTION IN PROGRESS (CONT'D)

To the extent that the funds are specifically borrowed and used to finance the acquisition and construction of fixed assets and construction in progress, the capitalisation rates used to determine the amount of borrowing costs eligible for capitalisation as part of the costs of the related assets was 4.78% per annum (31st December 2003: 4.78% per annum). During the Period, the Group capitalised approximately 575,000 (31st December 2003: 1,815,000) of its borrowing costs in the construction in progress.

## 16 INTANGIBLE ASSETS

### (a) Group

| | (Unaudited) Original cost | (Unaudited) Accumulated amortisation | Beginning of Period | (Unaudited) Additions | (Unaudited) Amortisation | (Unaudited) End of Period | Remaining years of amortisation (year) | Source of financing |
|---|---|---|---|---|---|---|---|---|
| Trademarks | 129,912,382 | (33,262,306) | 99,140,864 | 424,185 | (2,914,973) | 96,650,076 | 2.5 — 29 | Injection by shareholders and acquisition of subsidiaries |
| Land use rights | 663,790,114 | (110,813,806) | 556,985,634 | 1,326,804 | (5,336,130) | 552,976,308 | 39 — 49.5 | Purchase and acquisition of subsidiaries |
| Technology know-how | 18,629,100 | (9,314,548) | 10,246,006 | — | (931,454) | 9,314,552 | 5 | Injection from minority shareholders |
| Others | 32,926,746 | (7,107,082) | 18,763,086 | 9,250,851 | (2,194,273) | 25,819,664 | 0 — 9.5 | Purchase and acquisition of subsidiaries |
| Total | 845,258,342 | (160,497,742) | 685,135,590 | 11,001,840 | (11,376,830) | 684,760,600 | | |

### (b) Company

| | (Unaudited) Original cost | (Unaudited) Accumulated amortisation | Beginning of Period | (Unaudited) Additions | (Unaudited) Amortisation | (Unaudited) End of Period | Remaining years of amortisation (year) | Source of financing |
|---|---|---|---|---|---|---|---|---|
| Trademarks | 100,000,000 | (27,499,967) | 73,750,033 | — | (1,250,000) | 72,500,033 | 29 | Injection by shareholders |
| Land use rights | 87,411,367 | (19,138,446) | 69,147,034 | — | (874,113) | 68,272,921 | 39 | Acquisition |
| Others | 8,972,913 | (1,751,642) | 7,617,642 | 51,000 | (447,371) | 7,221,271 | 0 — 9.5 | Acquisition |
| Total | 196,384,280 | (48,390,055) | 150,514,709 | 51,000 | (2,571,484) | 147,994,225 | | |

As at 30th June 2004, the land use rights certificates ("Land Certificates") for certain lands of the Group with an aggregate carrying value of approximately 35,145,000 (31st December 2003: 35,499,000) had not yet been obtained. After consultation with the Company's legal adviser, the Company's Board of Directors consider that there is no legal restriction for the Group to apply for and obtain the Land Certificates and it should not lead to any significant adverse impact on the operations of the Group. Accordingly, no provision for intangible assets impairment was considered necessary.

In addition, as at 30 June 2004, certain operating facilities of the Group were located on parcels of allocated land ("Allocated Land") granted by certain local municipal governments to the previous operating parties of the facilities. As at 30th June 2004, the carrying values of the associated buildings and facilities constructed thereon were approximately 119,694,000 (31st December 2003: 136,317,000). The Group is in the process of applying for the transfer of the legal title of these Allocated Land to the Group.

In the opinion of the Company's Board of Directors, the underlying value of these assets was not less than its carrying value in the books of the Company and of the Group as at 30th June 2004 and no impairment provided.

## 17 LONG-TERM PREPAID EXPENSES

### (a) Group

| | (Unaudited) original cost | (Unaudited) Accumulated amortisation | Beginning of Period | (Unaudited) Additions | (Unaudited) Amortisation | (Unaudited) End of Period | Remaining years of amortisation (year) |
|---|---|---|---|---|---|---|---|
| Advertising expenses of the Company | 3,000,000 | (925,000) | 2,225,000 | — | (150,000) | 2,075,000 | 6.5 |
| Xian Company-greenery expenditures | 2,225,117 | (1,241,697) | 1,097,924 | — | (114,504) | 983,420 | 4.5 |
| Anqiu Company-building usage rights | 1,570,681 | (928,407) | 733,593 | — | (91,319) | 642,274 | 3.5 |
| Yingcheng Company-improvement expenses | 2,000,000 | (1,566,698) | 633,306 | — | (200,004) | 433,302 | 1 |
| Others | 3,595,339 | (1,877,159) | 1,394,539 | 701,970 | (378,329) | 1,718,180 | 0 – 8 |
| Total | 12,391,137 | (6,538,961) | 6,084,362 | 701,970 | (934,156) | 5,852,176 | |

### (b) Company

| | (Unaudited) Original cost | (Unaudited) Accumulated amortisation | Beginning of Period | (Unaudited) Additions | (Unaudited) Amortisation | (Unaudited) End of Period | Remaining years of amortisation (year) |
|---|---|---|---|---|---|---|---|
| Advertising expenses of the Company | 3,000,000 | (925,000) | 2,225,000 | — | (150,000) | 2,075,000 | 7 |
| Others | 506,000 | (202,400) | 354,200 | — | (50,600) | 303,600 | 3 |
| Total | 3,506,000 | (1,127,400) | 2,579,200 | — | (200,600) | 2,378,600 | |

## 18 LOANS

Borrowing rate of the Group and the Company are determined based on the announced rate of the People's Bank of China.

### (a) Short-term loans and current portion of long-term loans

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) 30th June 2004** | 31st December 2003 | **(Unaudited) 30th June 2004** | 31st December 2003 |
| Secured loans | **16,000,000** | 1,105,557 | **—** | — |
| Guaranteed loans | | | | |
| — by related parties | **39,764,000** | 4,617,237 | **20,530,000** | 4,617,237 |
| — by the Company | **159,268,525** | 374,682,525 | **—** | — |
| Loans on open credit | **1,078,652,504** | 983,593,226 | **827,670,000** | 599,899,000 |
| | **1,293,685,029** | 1,363,998,545 | **848,200,000** | 604,516,237 |
| Short-term loans | **1,246,664,700** | 1,302,612,990 | **827,670,000** | 579,369,000 |
| Current portion of long-term loans | **47,020,329** | 61,385,555 | **20,530,000** | 25,147,237 |
| Total | **1,293,685,029** | 1,363,998,545 | **848,200,000** | 604,516,237 |

As at 30th June 2004, the Group had no overdue short-term loans that had not yet been repaid.

## 18 LOANS (CONT'D)

### (b) Long-term bank loans

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) 30th June 2004** | 31st December 2003 | **(Unaudited) 30th June 2004** | 31st December 2003 |
| Guaranteed loans | **19,234,000** | 23,564,000 | **19,234,000** | 23,564,000 |
| Loans on open credit | **27,280,815** | 30,219,722 | **—** | — |
| Total | **46,514,815** | 53,783,722 | **19,234,000** | 23,564,000 |

Repayment term analysis:

| | Group | | | Company | | |
|---|---|---|---|---|---|---|
| | Bank loans | | | Bank loans | | |
| **Loan terms** | **Foreign currency balances** | **Exchange rate** | **RMB equivalents** | **Foreign currency balances** | **Exchange rate** | **RMB equivalents** |
| Maturity within one to two years | | | | | | |
| — Danish Krone | 400,000 | 1.3461 | 538,440 | — | — | — |
| — Euro | 158,618 | 10.0031 | 1,586,670 | — | — | — |
| — RMB | — | — | 19,234,000 | — | — | 19,234,000 |
| Maturity within two to three years | | | | | | |
| — Danish Krone | 400,000 | 1.3461 | 538,440 | — | — | — |
| — Euro | 158,618 | 10.0031 | 1,586,670 | — | — | — |
| — RMB | — | — | — | — | — | — |
| Maturity within three to five years | | | | | | |
| — Danish Krone | 800,000 | 1.3461 | 1,076,880 | — | — | — |
| — Euro | 317,235 | 10.0031 | 3,173,333 | — | — | — |
| — RMB | — | — | — | — | — | — |
| Maturity over five years | | | | | | |
| — Danish Krone | 5,000,000 | 1.3461 | 6,730,500 | — | — | — |
| — Euro | 1,184,621 | 10.0031 | 11,849,882 | — | — | — |
| — RMB | — | — | 200,000 | — | — | — |
| Total | | | 46,514,815 | | | 19,234,000 |

## 18 LOANS (CONT'D)

(c) As at 30th June 2004, pursuant to the debt restructuring agreements or acquisition agreements of certain subsidiaries, interest charges to be levied on approximately 19,234,000 (31st December 2003: 49,394,000) and 19,234,000 (31st December 2003: 44,094,000) of the loan balance of the Group and of the Company, respectively, were waived by the lenders at no consideration. The remaining outstanding loan balances are interest-bearing at rates ranging from 4.78% to 5.31% per annum (31st December 2003: 1.63% to 6.90%).

As at 30th June 2004, approximately 16,000,000 (31st December 2003: 1,106,000) of the loans of the Group are secured by buildings, plant and machinery, motor vehicles and other equipment with an aggregate carrying value of approximately 97,527,000 (31st December 2003: secured by fixed deposits of approximately 28,000,000).

Most of the bank financing of the Group is in the form of short-term bank loans. As a result, the Group had net current liabilities of approximately 624,499,000 (31st December 2003: 742,431,000) as at 30th June 2004. The Board of Directors of the Company is confident that the Group will have sufficient operating cash inflows and be able to renew its short-term facilities upon maturity or to identify new sources of financing to replace the current short-term facilities.

## 19 NOTES PAYABLE

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) 30th June 2004** | 31st December 2003 | **(Unaudited) 30th June 2004** | 31st December 2003 |
| Commercial bills | **88,681,016** | 117,585,257 | **82,543,600** | 99,384,500 |
| Bank drafts | **407,616,524** | 407,864,252 | **—** | — |
| Total | **496,297,540** | 525,449,509 | **82,543,600** | 99,384,500 |

The bank drafts of the Group and the Company will reach maturity within 6 months after the balance sheet date.

## 20 ACCOUNTS PAYABLE, ADVANCES FROM CUSTOMERS, AND OTHER PAYABLES

The Group and the Company did not have any payable balances which were due to parties having 5% or above shareholdings in the Company. The accounts payable and other payables aged over 3 years were mainly due to balances acquired from subsidiaries upon acquisition. Advances from customers aged over 1 year were mainly deposits for purchases.

## 21 TAXES PAYABLE

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) 30th June 2004** | 31st December 2003 | **(Unaudited) 30th June 2004** | 31st December 2003 |
| Value added tax payable, net | **56,010,069** | 10,757,817 | **24,074,981** | 4,509,948 |
| Enterprise income tax payable | **40,308,554** | 47,519,934 | **21,595,688** | 23,972,519 |
| Consumption tax payable | **145,336,043** | 111,646,338 | **11,117,461** | 9,676,964 |
| City maintenance and construction tax payable | **10,563,120** | 4,107,052 | **4,516,361** | 2,256,937 |
| Others | **5,640,536** | 6,698,686 | **2,951,830** | 4,752,068 |
| Total | **257,858,322** | 180,729,827 | **64,256,321** | 45,168,436 |

## 22 ACCRUED EXPENSES

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) 30th June 2004** | 31st December 2003 | **(Unaudited) 30th June 2004** | 31st December 2003 |
| Selling and transportation expenses | **124,142,451** | 18,423,591 | **60,269,623** | 2,555,370 |
| Interest expense | **10,090,872** | 11,241,335 | **6,723,293** | 8,595,201 |
| Repairs and maintenance | **31,245,170** | 3,638,615 | **6,755,930** | — |
| Utilities | **7,982,408** | 3,908,260 | **267,877** | — |
| Advertising expenses | **25,273,314** | 17,576,942 | **17,000,000** | 3,512,492 |
| Others | **38,938,942** | 8,062,864 | **6,998,895** | 3,693,035 |
| Total | **237,673,157** | 62,851,607 | **98,015,618** | 18,356,098 |

## 23 PROVISIONS

| | **(Unaudited) 30th June 2004** | 31st December 2003 |
|---|---|---|
| Potential litigation with Qindao Guangming Company ("Guangming Company") *(a)* | **27,000,000** | — |
| Potential litigation with Qindao Yuanyang Xianghe Trading Company ("Xianghe Company") *(b)* | **23,784,000** | — |
| Others | **284,422** | — |
| Total | **51,068,422** | — |

(a) Pursuant to a court verdict ruled by Shandong Province Higher People's Court ("Shandong Higher Court") on 2nd April 2004, the Company was required to pay Guangming Company, a distributor, in an aggregate of approximately 27,000,000 as loss from breaching of a distribution contract. The Company appealed to the Supreme People's Court of the PRC during the legal period for appeal. As of the date of this report, the appealing procedures are currently in progress and no judgement from the Supreme People's Court of the PRC had been delivered. For the sake of prudence, Board of Directors of the Company have fully accrued for 27,000,000 in the profit and loss account.

(b) Pursuant to a court verdict ruled by Shandong Higher Court on 19th April 2004, the Company was required to pay Xianghe Company, a third party, in an aggregate of approximately 23,784,000 as compensation for a dispute arising from a commodity barter contract between the Company and Xianghe Company. The Company appealed to the Shandong Higher Court during the legal period for appeal. As of the date of this report, the appealing procedures are currently in progress and no judgment from the Shandong Higher Court had been delivered. For the sake of prudence, the Board of Directors of the Company have fully accrued for 23,784,000 in the profit and loss account.

## 24 CONVERTIBLE BONDS

### (a) Convertible bonds

| Type | Face value | Date of issue | Mandatory conversion date | Discounted net present value | (Unaudited) 30th June 2004 |
|---|---|---|---|---|---|
| Mandatory CB Tranche II | 665,813,304 | 1st April 2003 | 31st March 2010 | — | 665,813,304 |
| Mandatory CB Tranche III Part 1 | 269,817,965 | 21st October 2003 | 20th October 2010 | — | 269,817,965 |
| Mandatory CB Tranche III Part 2 | 269,817,965 | 31st March 2004 | 30th March 2011 | — | 269,817,965 |
| | | | | | 1,205,449,234 |

### (b) Refundable bond interests

| Type | Interest payable at beginning of the period | (Unaudited) Accrual for the Period | (Unaudited) Paid during the Period | (Unaudited) Interest payable at the end of the Period |
|---|---|---|---|---|
| Mandatory convertible bonds | 4,513,880 | 9,087,172 | (7,440,422) | 6,160,630 |

On 21st October 2002, the Company and A-B Company, entered into the Strategic Investment Agreement, pursuant to which A-B Company is obliged to subscribe for 3 tranches of mandatory CB to be issued by the Company with an aggregate principal amount of approximately HK$1,416,195,000 (RMB1,503,448,000), commencing from 2003. The CB are convertible into 308,219,178 new H Shares issuable by the Company as follows:

**Tranche I of the CB ("Tranche I")**

The total subscription amount of Tranche I is HK$280,800,000 (equivalent to approximately RMB297,999,000) which was issued to A-B Company in April 2003. Tranche I was converted into 60,000,000 new H shares issued by the Company at HK$4.68 (equivalent to approximately RMB4.96) per share on 2nd July 2003. Tranche I was interest-free.

**Tranche II of the CB ("Tranche II")**

The total subscription amount of Tranche II is HK$627,120,000 (equivalent to approximately RMB665,813,000) which was issued to A-B Company in April 2003 concurrently with the issuance of Tranche I. Tranche II can be converted into 134,000,000 new H shares at HK$4.68 (equivalent to approximately RMB4.96) per share within seven years after the payment of the subscriptions. The CB will be automatically converted at the end of the seven-year conversion Period ("Expiry Date") if A-B Company does not trigger the conversion before the Expiry Date. Tranche II is interest-bearing at 2% per annum. A-B Company will refund all the interests received as well as all related deductions or withholdings associated with the interest payments made by the Company upon conversion.

As at the date of approval of the report, A-B Company has not exercised its conversion right.

## 24 CONVERTIBLE BONDS (CONT'D)

**Tranche III of the CB ("Tranche III")**

The total subscription amount of Tranche III is HK$508,275,000 (equivalent to approximately RMB539,636,000) which was issued to A-B Company by several instalments in October 2003 and in March 2004. Tranche III can be converted into 114,219,178 new H shares at HK$4.45 (equivalent to approximately RMB4.72) per share within seven years after the payment of the subscriptions. The CB will be automatically converted at the end of the Expiry Date if A-B Company does not trigger the conversion before the Expiry Date. Tranche III is interest-bearing at 2% per annum. A-B Company will refund all the interests received as well as all related deductions or withholdings associated with the interest payments made by the Company upon conversion.

As at the date of approval of the report, A - B Company has not exercised its conversion right.

Upon the conversion of each of Tranche I, Tranche II and Tranche III of the CB, the percentage shareholding of Qingdao State-owned Assets Administration Bureau ("Qingdao Bureau"), the existing substantial shareholder of the Company, has decreased/will decrease from approximately 40.0% to approximately 37.7%, 33.5% and 30.6%, respectively, whereas the holding of A-B Company in the Company has increased/will increase from approximately 4.5% to 9.9%, 20.0% and 27.0%, respectively. However, the additional 7% of the shareholding held by A-B Company after the conversion of Tranche III will be subject to a voting trust arrangement in favour of Qingdao Bureau whereby A-B Company will enjoy the economic benefits associated with the shares but Qingdao Bureau can exercise the respective voting rights at its sole discretion. Accordingly, Qingdao Bureau, through its trustee, will be entitled to exercise the voting rights attached to such shareholding at general meetings of holders of state shares and PRC legal person shares and PRC public shares (H shares) class meetings of the Company.

## 25 SHARE CAPITAL

| | **(Unaudited) 30th June 2004** | | 31st December 2003 | |
|---|---|---|---|---|
| | | **Percentage (%)** | | Percentage (%) |
| Unlisted shares | | | | |
| Founding person: | | | | |
| Including: State shares | **399,820,000** | **37.72%** | 399,820,000 | 37.72% |
| PRC legal person shares | **53,330,000** | **5.03%** | 53,330,000 | 5.03% |
| | **453,150,000** | **42.75%** | 453,150,000 | 42.75% |
| Listed shares | | | | |
| PRC public shares in RMB ("A Shares") | **200,000,000** | **18.87%** | 200,000,000 | 18.87% |
| Overseas public shares ("H Shares") | **406,850,000** | **38.38%** | 406,850,000 | 38.38% |
| | **606,850,000** | **57.25%** | 606,850,000 | 57.25% |
| Total | **1,060,000,000** | **100.00%** | 1,060,000,000 | 100.00% |

## 26 CAPITAL SURPLUS

### (a) Group

| | Beginning balance | (Unaudited) Increase | (Unaudited) Ending balance |
|---|---|---|---|
| Share premium | 1,771,139,906 | — | 1,771,139,906 |
| Surplus on revaluation of fixed assets | 6,304,398 | — | 6,304,398 |
| Assets donations received | 4,871,808 | — | 4,871,808 |
| Equity investment difference *(i)* | — | 23,819,242 | 23,819,242 |
| Forfeited payables balances of subsidiaries | 11,743,649 | 1,258,584 | 13,002,233 |
| Others | 4,817,221 | 2,039,642 | 6,856,863 |
| Total | 1,798,876,982 | 27,117,468 | 1,825,994,450 |

### (b) Company

| | Beginning balance | (Unaudited) Increase | (Unaudited) Ending balance |
|---|---|---|---|
| Share premium | 1,771,139,906 | — | 1,771,139,906 |
| Surplus on revaluation of fixed assets | 56,043,498 | — | 56,043,498 |
| Assets donations received | 4,871,808 | — | 4,871,808 |
| Equity investment differences *(i)* | — | 23,819,242 | 23,819,242 |
| Forfeited payables balances of subsidiaries | 11,743,649 | 1,258,584 | 13,002,233 |
| Others | 4,817,221 | 2,039,642 | 6,856,863 |
| Total | 1,848,616,082 | 27,117,468 | 1,875,733,550 |

(i) The equity investment differences were equity investment differences arising from acquisition of 30% equity interest in Nanning Company by Huanan Holding, please refer to Note 5(c)(i) for details.

## 27 RESERVES

### (a) Group

| | (Unaudited) 30th June 2004 | 31st December 2003 |
|---|---|---|
| Statutory surplus reserve fund | **218,185,385** | 218,185,385 |
| Statutory public welfare fund | **176,978,672** | 176,978,672 |
| Total | **395,164,057** | 395,164,057 |

## 27 RESERVES (CONT'D)

### (b) Company

| | (Unaudited) 30th June 2004 | 31st December 2003 |
|---|---|---|
| Statutory surplus reserve fund | **151,280,901** | 151,280,901 |
| Statutory public welfare fund | **122,011,680** | 122,011,680 |
| Total | **273,292,581** | 273,292,581 |

In accordance with the provision of the Company Laws in the PRC, the articles of association of the Company and board resolution passed by the Company, the Company appropriates 10% of its annual profits (after offsetting any accumulated deficits) to a statutory surplus reserve, until the reserve reaches 50% of the issued capital of the Company. With the approval obtained from the relevant government authorities, the surplus reserve can be utilised to offset any deficit or to increase the share capital of the Company, provided that the remaining balance of the reserve, after such utilisations, does not fall below 25% of the issued capital balance.

In addition, the Company also appropriates its profits of 5% to 10%, after offsetting any accumulated deficits, to a statutory public welfare fund. The fund is designated for the use of staff welfare and it is not distributable as dividends. Upon consumption of the fund, an equivalent amount has to be transferred from the fund to a discretionary surplus reserve.

No appropriation to statutory surplus reserve fund or statutory public welfare fund during this Period in the Group and the Company.

## 28 UNDISTRIBUTED PROFITS

| | Group | | Company | |
|---|---|---|---|---|
| | (Unaudited) 30th June 2004 | 31st December 2003 | (Unaudited) 30th June 2004 | 31st December 2003 |
| Undistributed profits at beginning of Period/year | **259,760,239** | 108,828,477 | **359,653,103** | 163,428,623 |
| Retrospective adjustment — cash dividends approved by the general meeting subsequent to the balance sheet date | — | 220,000,000 | — | 220,000,000 |
| Undistributed profits at beginning of Period/year as restated, after retrospective prior year adjustments | **259,760,239** | 328,828,477 | **359,653,103** | 383,428,623 |
| Add: Net profit for the current Period/year | **148,250,561** | 253,871,661 | **149,013,610** | 245,280,600 |
| Less: profit appropriation to statutory surplus reserve fund | — | (55,530,809) | — | (24,528,060) |
| Less: profit appropriation to statutory public welfare fund | — | (47,409,090) | — | (24,528,060) |
| Less: Dividends | **(212,000,000)** | (220,000,000) | **(212,000,000)** | (220,000,000) |
| Undistributed profits at end of Period/year | **196,010,800** | 259,760,239 | **296,666,713** | 359,653,103 |

## 29 REVENUE FROM MAIN OPERATIONS AND COST OF MAIN OPERATIONS

### (a) Business segment

The sole principal activity of the Group and the Company is the production and distribution of beer products and the profit from other operations attributed to less than 10% of the consolidated net profit of the Group. Accordingly, no analysis of business segment information is provided.

### (b) Geographical segment

| | Group | |
|---|---|---|
| | **(Unaudited) Six months ended 30th June 2004** | (Unaudited) Six months ended 30th June 2003 |
| **Revenue from main operations** | | |
| Tsingtao region | **1,300,030,916** | 1,082,293,059 |
| Other Shandong region | **604,088,389** | 607,474,545 |
| Hua Bei China region | **1,176,726,236** | 922,265,465 |
| Hua Nan China region | **1,342,837,557** | 1,243,984,922 |
| Overseas | **154,034,999** | 229,574,634 |
| Sub-total | **4,577,718,097** | 4,085,592,625 |
| Intra-segment elimination | **(240,023,177)** | (250,130,590) |
| Total | **4,337,694,920** | 3,835,462,035 |
| **Cost of main operations** | | |
| Tsingtao region | **691,910,711** | 615,668,400 |
| Other Shandong region | **407,202,573** | 405,880,435 |
| Hua Bei China region | **777,389,350** | 599,990,960 |
| Hua Nan China region | **793,418,528** | 749,224,005 |
| Overseas | **82,102,282** | 137,861,962 |
| Sub-total | **2,752,023,444** | 2,508,625,762 |
| Inter-segment elimination | **(240,023,177)** | (250,130,590) |
| Total | **2,512,000,267** | 2,258,495,172 |

No geographical analysis of the Company is provided as most of the sales and cost of sales incurred by the Company were attributable to markets within the Tsingtao region.

For the six months ended 30th June 2004, sales made to the five largest customers of the Group and the Company amounting to approximately 273,292,000 and 246,371,000, respectively, being 6.30% and 17.53% of the turnover of the Group and the Company (for the six months ended 30th June 2003: 350,842,000 and 277,427,000, being 9.15% and 21.48%, respectively).

## 30 TAX AND LEVIES ON MAIN OPERATIONS

| | Basis of accrual | Group | | Company | |
|---|---|---|---|---|---|
| | | **(Unaudited) Period ended 30th June 2004** | (Unaudited) Period ended 30th June 2003 | **(Unaudited) Period ended 30th June 2004** | (Unaudited) Period ended 30th June 2003 |
| Consumption tax | Refer to Note 36(d) | **400,817,171** | 349,860,509 | **63,433,673** | 52,785,141 |
| City maintenance and construction tax | Refer to Note 36(c) | **42,901,462** | 34,850,949 | **12,647,635** | 9,144,945 |
| Others | | **21,386,450** | 17,588,241 | **5,682,093** | 3,889,312 |
| Total | | **465,105,083** | 402,299,699 | **81,763,401** | 65,819,398 |

## 31 PROFIT FROM OTHER OPERATIONS

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) Six months ended 30th June 2004** | (Unaudited) Six months ended 30th June 2003 | **(Unaudited) Six months ended 30th June 2004** | (Unaudited) Six months ended 30th June 2003 |
| **Other operating income** | | | | |
| Sale of materials | **27,318,996** | 1,732,219 | **96,032,560** | 196,623,320 |
| Sale of scraps | **9,215,884** | 7,055,163 | **1,647,782** | 632,458 |
| Others | **25,246,965** | 10,607,925 | **4,224,674** | 2,285,195 |
| Sub-total | **61,781,845** | 19,395,307 | **101,905,016** | 199,540,973 |
| **Other operating expenses** | | | | |
| Sale of materials | **27,475,653** | 3,050,581 | **97,528,869** | 197,520,028 |
| Sale of scraps | **2,809,176** | 1,477,414 | **1,424,976** | 632,458 |
| Others | **15,716,657** | 7,621,879 | **1,890,098** | 714,572 |
| Sub-total | **46,001,486** | 12,149,874 | **100,843,943** | 198,867,058 |
| Profit from other operations | **15,780,359** | 7,245,433 | **1,061,073** | 673,915 |

## 32 FINANCE EXPENSES

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) Six months ended 30th June 2004** | (Unaudited) Six months ended 30th June 2003 | **(Unaudited) Six months ended 30th June 2004** | (Unaudited) Six months ended 30th June 2003 |
| Interest expense | **(34,528,190)** | (67,848,827) | **(18,927,219)** | (20,768,265) |
| Less: Interest income | | | | |
| — others | **6,916,968** | 6,055,230 | **1,718,296** | 1,400,634 |
| Exchange differences, net | **3,071,284** | (3,276,186) | **2,602,093** | (1,478,440) |
| Others | **(2,511,980)** | (1,932,126) | **(1,774,413)** | (2,836,903) |
| Total | **(27,051,918)** | (67,001,909) | **(16,381,243)** | (23,682,974) |

## 33 INVESTMENT INCOME

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) Six months ended 30th June 2004** | (Unaudited) Six months ended 30th June 2003 | **(Unaudited) Six months ended 30th June 2004** | (Unaudited) Six months ended 30th June 2003 |
| Equity share in profits (losses) of subsidiaries | **—** | — | **24,809,516** | (2,492,031) |
| Equity share in (losses) profits of associated companies | **(4,146,171)** | (3,318,885) | **456,328** | 75,973 |
| Income from debt investments | **97,978** | 983,652 | **97,978** | 983,652 |
| Amortisation of equity investment differences | **10,133,610** | 11,737,678 | **7,986,297** | 8,376,914 |
| Interest income from entrusted loans | **—** | — | **10,777,660** | — |
| Others | **(1,598,421)** | 21,112 | **1,712,538** | — |
| Total | **4,486,996** | 9,423,557 | **45,840,317** | 6,944,508 |

There are no significant restrictions on the repatriation of investment income of the Company and its subsidiaries.

## 34 SUBSIDY INCOME

During the acquisitions of certain subsidiaries of the Group in the current Period and prior years, the Group entered into various agreements with the relevant municipal governments. Under the terms of these agreements, these subsidiaries can enjoy certain financial incentives granted by the relevant municipal governments, including financial subsidies determined based on the amounts of various taxes paid by the subsidiaries.

The Company's Board of Directors are not aware of any reasons that the said financial subsidies will not be available to the subsidiaries in the future.

## 35 NON-OPERATING INCOME AND EXPENSES

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) Six months ended 30th June 2004** | (Unaudited) Six months ended 30th June 2003 | **(Unaudited) Six months ended 30th June 2004** | (Unaudited) Six months ended 30th June 2003 |
| **Non-operating income** | | | | |
| Gain on disposal of fixed assets | **2,749,462** | 1,491,424 | **31,574** | 187,106 |
| Others | **2,719,134** | 2,188,030 | **112,059** | 413,677 |
| Total | **5,468,596** | 3,679,454 | **143,633** | 600,783 |
| **Non-operating expenses** | | | | |
| Compensation and penalty | **50,992,521** | — | **50,903,306** | — |
| Loss on disposal of fixed assets | **9,370,205** | 5,948,642 | **7,018,769** | 869,314 |
| Provision for impairment of fixed assets | **46,919,496** | 24,001,718 | **—** | — |
| Others | **1,330,135** | 5,465,504 | **150,000** | 2,671,214 |
| Total | **108,612,357** | 35,415,864 | **58,072,075** | 3,540,528 |

## 36 INCOME TAXATION

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) Six months ended 30th June 2004** | (Unaudited) Six months ended 30th June 2003 | **(Unaudited) Six months ended 30th June 2004** | (Unaudited) Six months ended 30th June 2003 |
| PRC Enterprise Income Tax *(a)* | **74,483,833** | 54,437,013 | **30,678,556** | 19,511,684 |
| Hong Kong profits tax *(b)* | **1,452,777** | 478,130 | **—** | — |
| Total | **75,936,610** | 54,915,143 | **30,678,556** | 19,511,684 |

### (a) PRC Enterprise Income Tax

PRC Enterprise Income Tax ("EIT") is provided on the estimated assessable income for the Period calculated in accordance with the relevant regulations of the PRC after considering all the available tax benefits and allowances.

In accordance with an approval document dated 18th April 1994 issued by the State Administration for Taxation, net profit earned by the Company is subject to profits tax at 15% effective from the date of establishment of the Company. This rate will remain effective until and unless the enterprise income tax law and regulations change otherwise. The Company received a confirmation from the Qingdao Ministry of Finance on 23rd March 1997 stating that this preferential tax treatment would not be terminated until further notice.

Sanshui Company, Chenzhou Company and Shenzhen Asahi are approved as foreign invested enterprises and therefore, they are exempt from EIT for two years starting from the first year of profitable operations after offsetting prior year tax losses, followed by a 50% reduction for the next three years. It has been the fifth, third and fourth year of profitable operations for Sanshui Company, Chenzhou Company and Shenzhen Asahi respectively.

Shenzhen Sales Company is exempted from EIT for the first year starting from the first year of profitable operations after offsetting prior year tax losses, followed by a 50% reduction for the next two years. Current year was the fourth year of profitable operations after offsetting all the prior year tax losses of Shenzhen Sales Company, and it no longer privileged this preferential tax treatment.

Zhuhai Company and Xiamen Company are established and operated in the Zhuhai and Xiamen Special Economic Zones respectively, accordingly, they are subject to EIT at a rate of 15%.

Other subsidiaries of the Group which are established and operated in the PRC are subject to EIT at a rate of 33% based on their respective assessable income for the Period.

### (b) Hong Kong profits tax

Hong Kong profits tax has been provided at the rate of 17.5% (30th June 2003: 17.5%) on the estimated assessable profit for the Period.

### (c) Value-added tax ("VAT")

According to the PRC value-added tax temporary regulations ("VAT Regulations"), the Group is subject to output value-added tax ("output VAT") which is calculated at 17% of the sales amount of tangible goods. The Group also pays input VAT on its purchases of raw material and auxiliary materials, which is deducted against output VAT in arriving at the net VAT amount payable to the PRC Government. In addition, the Group accrues and pays for city maintenance and construction tax and educational surcharge based on 7% and 3% of net VAT amount payable, respectively.

## 36 INCOME TAXATION (CONT'D)

### (d) Consumption tax

The Ministry of Finance of the PRC and the State Administration of Taxation issued the "Notice for changes in consumption tax for alcoholic products" (Caishui [2001] No. 84), which states that for beer with an ex-factory price (including packaging material and related deposits) over RMB3,000 per ton, the consumption tax is RMB250 per ton. For all the other beer sold, the consumption tax is levied at RMB220 per ton.

## 37 DIVIDENDS

During the Period, the Company's shareholders approved the payment of a final dividend of 212,000,000 for 2003 at the annual general meeting (RMB0.20 per share). The directors do not recommend the payment of an interim dividend for the six months ended 30th June 2004 (six months ended 30th June 2003: Nil).

| | **(Unaudited) Six months ended 30th June 2004** | (Unaudited) Six months ended 30th June 2003 |
|---|---|---|
| Dividend paid | — | 87,782,000 |
| Dividends proposed and declared 2003 final: RMB0.20 per share (2002 final: RMB0.22 per share) | **212,000,000** | 220,000,000 |

The final dividend for 2003 of RMB0.20 per share was proposed on 1st April 2004. As at 30th June 2004, the dividend distribution progress has not been completed.

## 38 RELATED PARTY TRANSACTIONS

The name and relationship with the Group of the related parties with no control relationship but with transactions or balances outstanding are as follows:

| **Name of company** | **Relationship with the Group** |
|---|---|
| Tsingtao Brewery Group Co., Ltd. | Certain common directors and a common major shareholder |
| Tsingtao Brewery Shi Ye Co., Ltd. | Certain common directors and a common major shareholder |
| Tsingtao Brewery Real Estate Co., Ltd. | Certain common directors and a common major shareholder |
| Tsingtao Brewery Engineering Co., Ltd. | Certain common directors and a common major shareholder |
| Tsingtao Brewery Advertising Co., Ltd. | Certain common directors and a common major shareholder |
| Tsingtao Brewery Trading Co., Ltd. | Certain common directors and a common major shareholder |
| Tsingtao Brewery Property Management Co., Ltd. | Certain common directors and a common major shareholder |
| Tsingtao Brewery (Zhangzhou) Company Limited | Certain common directors and a common major shareholder |
| Xian Hans Beverages Company Limited | Minority shareholder of a subsidiary |

## 38 RELATED PARTY TRANSACTIONS (CONT'D)

| Name of company | Relationship with the Group |
|---|---|
| Asahi Breweries Limited | Minority shareholder of a subsidiary |
| Itochu Corporation | Minority shareholder of a subsidiary |
| Sumikin Bussan Corporation | Minority shareholder of a subsidiary |
| Jiangsu Peixian State Owned Operations Company | Minority shareholder of a subsidiary |
| Shandong Weifang Lanzai Brewery Company Limited | Minority shareholder of a subsidiary |
| Sichuan Huo Ju Hua Gong Company Limited | Minority shareholder of a subsidiary |
| Beijing Asia Shuang He Sheng Three Ring Beer Company Limited | Minority shareholder of a subsidiary |
| Beijing Asia Shuang He Sheng Five Star Beer Group Company | Minority shareholder of a subsidiary |
| Zhuhai Doumen Huang Mei Enterprise Group Company | Minority shareholder of a subsidiary |
| Fuzhou Brewery | Minority shareholder of a subsidiary |
| Carlsberg Asia Private Company Limited | Minority shareholder of a subsidiary |
| A - B Company | Major investor |
| Tsingtao Brewery (Guangzhou) General Agency Co. Ltd. | Associated company |
| Beijing Tsingtao Brewery General Agency Co. Ltd. | Associated company |
| Tsingtao Brewery (Yangzhou) Company Limited | Associated company |
| Qinghua International | Associated company |
| Liaoning Shenqing Tsingtao Brewery Sales Company Limited | Associated company |
| Nanning Company | Associated company |
| Tsingtao Beer Asahi Beverage Company Limited | Associated company |
| Liaoning Anshan Municipal Light State Owned Assets Operating Co. Ltd | Minority shareholder of a subsidiary |
| China Railway Construction Corporation Railway Transportation Division | Minority shareholder of a subsidiary |

Except for A-B Company, none of the above related companies own any equity interest in the Company during the Period.

## 38 RELATED PARTY TRANSACTIONS (CONT'D)

(a) For the six months ended 30th June 2004, the Group had the following material transactions with related and associated companies:

| | **(Unaudited) Six months ended 30th June 2004** | (Unaudited) Six months ended 30th June 2003 |
|---|---|---|
| Sales of goods: | | |
| Liaoning Shenqing Tsingtao Brewery Sales Company Limited | **74,747,233** | 40,582,785 |
| Nanning Company | **5,018,054** | — |
| Tsingtao Brewery Shi Ye Co., Ltd. | **313,118** | — |
| Qinghua International | **3,031,101** | 2,199,569 |
| Tsingtao Brewery (Yangzhou) Company Limited | **—** | 47,768 |
| | **83,109,506** | 42,830,122 |
| Purchases of goods: | | |
| Qinghua International | **80,738,288** | 33,303,875 |
| Tsingtao Brewery Trading Co., Ltd. | **12,176,544** | 6,281,831 |
| Shandong Weifang Lanzai Brewery Company Limited | **48,272** | 180,975 |
| Tsingtao Brewery (Zhangzhou) Co., Ltd. | **20,475,045** | — |
| Tsingtao Brewery Shi Ye Co., Ltd. | **4,288,731** | — |
| Tsingtao Brewery Engineering Co., Ltd. | **256,952** | — |
| | **117,983,832** | 39,766,681 |
| Advertising services provided by a related company: | | |
| Tsingtao Brewery Advertising Co., Ltd. | **—** | 470,633 |
| Equipment installation service provide to a related company by the Group: | | |
| Tsingtao Brewery Engineering Co., Ltd. | **110,109** | — |
| Equipment installation services provided to the Group: | | |
| Tsingtao Brewery Engineering Co., Ltd. | **688,623** | 79,800 |
| Guarantees provided by related companies for the Group's bank loans: | | |
| Tsingtao Brewery Group Co., Ltd. | **39,764,000** | 125,000,000 |
| Asahi Breweries Limited, Itochu Corporation, Sumikin Bussan Corporation | **—** | 125,000,000 |
| | **39,764,000** | 250,000,000 |

(i) The pricing of all the sales or purchases made to/from related parties by the Group is determined based on market price.

(ii) Tsingtao Brewery Group Co., Ltd. has provided a guarantee for the accounts receivable repayment plan of 105,000,000 due from a customer and Tsingtao Brewery (Guangzhou) General Agency Co., Ltd.. As at 30th June 2004, approximately 63,808,000 of the balance (deducting the related provisions) was still outstanding, please refer to Note 8(c) and 38(b).

## 38 RELATED PARTY TRANSACTIONS (CONT'D)

(b) As at 30th June 2004, the Group had the following significant current balances with related and associated companies:

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) 30th June 2004** | 31st December 2003 | **(Unaudited) 30th June 2004** | 31st December 2003 |
| Included in short-term investment (entrusted loans) *(i)*: | | | | |
| Tsingtao Brewery (Yangzhou) Company Limited | **56,450,000** | 66,450,000 | **56,450,000** | 66,450,000 |
| Included in accounts receivable and long-term accounts receivable: | | | | |
| Tsingtao Brewery (Guangzhou) General Agency Co., Ltd. *((a)(ii))* | **82,560,810** | 86,860,810 | **82,560,810** | 86,860,810 |
| Beijing Tsingtao Brewery General Agency Co., Ltd. | **11,245,784** | 11,245,784 | **11,245,784** | 11,245,784 |
| Tsingtao Brewery Shi Ye Company Limited | **1,588,376** | 1,553,781 | **1,588,376** | 1,553,781 |
| Tsingtao Brewery (Yangzhou) Company Limited | **1,177,728** | 1,086,850 | **1,177,728** | 1,086,850 |
| Nanning Company | **5,101,947** | — | **—** | — |
| Qinghua International | **1,893,809** | — | **1,893,809** | — |
| Tsingtao Brewery (Zhangzhou) Company Limited | **—** | 156,000 | **—** | 156,000 |
| | **103,568,454** | 100,903,225 | **98,466,507** | 100,903,225 |

## 38 RELATED PARTY TRANSACTIONS (CONT'D)

(b) As at 30th June 2004, the Group had the following significant current balances with related and associated companies: (Cont'd)

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) 30th June 2004** | 31st December 2003 | **(Unaudited) 30th June 2004** | 31st December 2003 |
| *Included in other receivables:* | | | | |
| Nanning Company | **21,019,200** | — | — | — |
| Liaoning Anshan Municipal Light State Owned Assets Operating Co., Ltd | **906,533** | 877,186 | — | — |
| Sichuan Huo Ju | **48,669** | 2,204,706 | — | — |
| Tsingtao Brewery Shi Ye Company Limited | **212,942** | 208,373 | **212,942** | 208,373 |
| Xian Hans Beverages Company Limited | **227,992** | 126,479 | — | — |
| Tsingtao Brewery Advertising Co., Ltd | **12,812** | 3,037,775 | **12,812** | 10,775 |
| Tsingtao Brewery Group Co., Ltd | **7,075,757** | 2,936,756 | **4,379,147** | 240,146 |
| Tsingtao Brewery Engineering Co., Ltd | **209,575** | 248,154 | **209,575** | 248,154 |
| Tsingtao Brewery Trading Co., Ltd | **2,938,525** | 2,938,525 | **2,938,525** | 2,938,525 |
| Tsingtao Brewery (Zhangzhou) Company Limited | **11,900,605** | 15,524,000 | **11,500,000** | 11,500,000 |
| Zhuhai Doumen Huang Mei Enterprise Group Company | **9,996,279** | 5,000,000 | — | — |
| Fuzhou Brewery Niang (Singapore) Private Co., Ltd | — | 5,679 | — | — |
| Tsingtao Brewery Real Estate Co., Ltd | — | 10,000,000 | — | 10,000,000 |
| | **54,548,889** | 43,107,633 | **19,253,001** | 25,145,973 |

## 38 RELATED PARTY TRANSACTIONS (CONT'D)

(b) As at 30th June 2004, the Group had the following significant current balances with related and associated companies: (Cont'd)

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) 30th June 2004** | 31st December 2003 | **(Unaudited) 30th June 2004** | 31st December 2003 |
| Included in advances to suppliers | | | | |
| Nanning Company | **61,442,163** | — | — | — |
| Tsingtao Brewery (Zhangzhou) Company Limited | **444,104** | — | — | — |
| Tsingtao Brewery Engineering Co., Ltd | — | 1,189,240 | — | — |
| | **61,886,267** | 1,189,240 | — | — |
| Included in advances from suppliers: | | | | |
| Liaoning Shenqing Tsingtao Brewery Sales Company Limited | **626,326** | 3,073,220 | **626,326** | 3,073,220 |
| China Railway Construction Corporation Railway Transportation Division | **36,496** | — | — | — |
| Nanning Company | **183,885** | — | — | — |
| | **846,707** | 3,073,220 | **626,326** | 3,073,220 |

## 38 RELATED PARTY TRANSACTIONS (CONT'D)

(b) As at 30th June 2004, the Group had the following significant current balances with related and associated companies: (Cont'd)

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) 30th June 2004** | 31st December 2003 | **(Unaudited) 30th June 2004** | 31st December 2003 |
| Included in other payables and long-term accounts payable: | | | | |
| Tsingtao Brewery Engineering Co., Ltd. | **870,334** | 52,608 | **154,472** | — |
| Tsingtao Brewery Group Co., Ltd. | **24,599,396** | 25,099,396 | **—** | — |
| Jiangsu Peixian State Owned Operations Company | **441,187** | 441,187 | **—** | — |
| Beijing Asia Shuang He Sheng Five Star Beer Group Company | **25,453,610** | 50,944,166 | **—** | — |
| Tsingtao Beer Asahi Beverage Company Limited | **136,618** | 136,618 | **136,618** | 136,618 |
| Tsingtao Brewery Shi Ye Company Limited | **8,000** | 8,000 | **8,000** | 8,000 |
| Tsingtao Brewery Property Management Co., Ltd. | **3,700** | 3,700 | **3,700** | 3,700 |
| A-B Company *(ii)* | **124,150,500** | 124,047,480 | **—** | — |
| Sichuan Huo Ju | **62,730** | 3,393 | **—** | — |
| Carlsberg Asia Private Co., Ltd. | **—** | 11,822 | **—** | 11,822 |
| China Railway Construction Corporation Railway Transportation Division | **29,295** | — | **—** | — |
| Nanning Company | **12,875** | — | **—** | — |
| | **175,768,245** | 200,748,370 | **302,790** | 160,140 |

## 38 RELATED PARTY TRANSACTIONS (CONT'D)

(b) As at 30th June 2004, the Group had the following significant current balances with related and associated companies: (Cont'd)

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) 30th June 2004** | 31st December 2003 | **(Unaudited) 30th June 2004** | 31st December 2003 |
| Included in accounts payable: | | | | |
| Tsingtao Brewery Trading Co., Ltd | **185,737** | 2,136,104 | **185,737** | 2,136,104 |
| Tsingtao Brewery Shi Ye Company Limited | **97,146** | 528,410 | **97,146** | 450,582 |
| Sichuan Huo Ju | **370,730** | 370,730 | — | — |
| Tsingtao Brewery Engineering Co., Ltd | **256,952** | 280,892 | — | — |
| Tsingtao Brewery Advertising Co., Ltd | **13,332** | 26,664 | **13,332** | 26,664 |
| Shandong Weifang Lanzai Brewery Company Limited | **81,060** | 82,788 | — | — |
| Tsingtao Beer Asahi Beverage Company Limited | **6,000** | 12,672 | **6,000** | — |
| Beijing Asia Shuang He Sheng Five Star Beer Group Company | — | 13,966,225 | — | — |
| | **1,010,957** | 17,404,485 | **302,215** | 2,613,350 |
| Included in notes payable: | | | | |
| Nanning Company | **55,000,000** | — | — | — |

Except for the amount mentioned in (a) and the loan mentioned in (i) and (ii) below, the Group's and the Company's current balances with related parties are unsecured, non-interest bearing and have no fixed repayment term.

(i) As at 30th June 2004, the Company had provided approximately 56,450,000 (31st December 2003: 66,450,000) entrusted loans to an associated company, through the Bank of Communications. The entrusted loan is interest free, unsecured and it will mature within one year.

(ii) In October 2003, Hong Kong Company entered into a loan agreement with A-B Company, pursuant to which, Hong Kong Company borrowed a loan of US$15,000,000 (equivalent to approximately RMB124,151,000) (the "Loan") from A-B Company. The Loan is interest bearing at 1% per annum, unsecured and repayable within five years. The Company has undertaken to guarantee the repayment of the Loan.

## 39 CONTINGENT LIABILITIES

Pursuant to the related policies for housing reform issued by the State Council and Qingdao Municipal Government in 1998, the policy of allocating staff quarters as a staff welfare was terminated. In replacement, qualified employees are to be compensated in the form of monetary housing subsidies ("Housing Reform"). As at 30th June 2004, no formal plan has yet been developed by the Group and the Company, and no plans had been announced by the Group and the Company to their employees in respect of the arrangements. After seeking legal advice, the Company's Board of Directors are of the opinion that the Group and the Company had no obligation to make any payment or provision for such monetary housing subsidies as at 30th June 2004 and there is no reasonable basis to accrue for any potential liabilities.

## 40 COMMITMENTS

### (a) Capital commitments

The Group's and the Company's capital expenditures contracted for at the balance sheet date but not recognised in the financial statements are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) 30th June 2004** | 31st December 2003 | **(Unaudited) 30th June 2004** | 31st December 2003 |
| Construction projects | **29,422,000** | 33,301,000 | **10,287,000** | 13,189,000 |
| Investments and acquisitions *(i)* | **9,900,000** | 9,950,000 | **—** | — |
| | **39,322,000** | 43,251,000 | **10,287,000** | 13,189,000 |

(i) The capital commitment was for Doumen Company, a subsidiary, to purchase assets from Zhuhai Doumen Malt Factory ("Doumen Malt Factory"), details refer to Note 41(c).

### (b) Operating lease commitments

The future minimum operating lease payment according to the agreement contracted is as following:

| | Group | | Company | |
|---|---|---|---|---|
| | **(Unaudited) 30th June 2004** | 31st December 2003 | **(Unaudited) 30th June 2004** | 31st December 2003 |
| Less than one year | **2,130,000** | — | **310,000** | — |

As detailed in Note 5(d), TB Baoji, a subsidiary of the Group, committed to take up the responsibility of the related operating cost of Baoji Brewery Company and relevant staff cost of Baoji Alcohol.

## 41 SIGNIFICANT SUBSEQUENT EVENTS

(a) In November 2003, the Company entered into an equity transfer agreement (the "Transfer Agreement") with Canada EVG Enterprises Inc. ("EVG"), pursuant to which EVG will acquire 25% equity interest in Beijing Tsingtao Brewery Three Ring Company ("Three Ring Company") owned by the Company. In February 2004, the Company signed another agreement with EVG to cancel the Transfer Agreement. The Company and Hong Kong Company instead reached an equity transfer agreement in which the Company will transfer its 25% equity interest in Three Ring Company to Hong Kong Company at a consideration of US$850,000. This transaction in relation to the change of foreign equity interests has been approved by the government authorities in July 2004. After the transaction, the Company and Hong Kong Company will hold 29% and 25% equity interests of Three Ring Company, respectively.

(b) In May and June 2004, the Company entered into an investment agreement and a supplementary agreement with Gansu Nongken Brewery Company Limited ("Gansu Nongken") and its shareholders that the registered capital of Gansu Nongken is increased. The Company would inject an amount of approximately 60,481,000 into Gansu Nongken and hold 50% of its equity interests. The change of business registration relating to the increase of the registered capital was completed in July 2004. Gansu Nongken was also renamed as Tsingtao Brewery (Gansu) Company Limited.

(c) In December 2003, Tsingtao Brewery (Doumen) Melt Company Limited ("Doumen Company"), a subsidiary of the Company, entered into an asset transfer agreement with Zhuhai Doumen Malt Factory ("Doumen Malt Factory"). Pursuant to the agreement, Doumen Malt Factory will transfer Land Use right, buildings, equipment and parts of utility supply system belonging to Doumen Malt Factory to Doumen Company at a consideration of approximately 19,900,000. As at 30th June 2004, Doumen Company had paid approximately 10,000,000 to Doumen Malt Factory. The payment of the remaining balance and the relevant legal approval procedures for the transaction were still in progress.

(d) The shareholders approved the dividend distribution of year 2003 i.e. cash dividend RMB0.20 per share in the 2003 general meeting of shareholders. This distribution had been completed as at 30th July 2004.

## 42 NET PROFIT BEFORE EXTRAORDINARY GAINS AND LOSSES

| | (Unaudited) Six months ended 30th June 2004 |
|---|---|
| Net profit | 148,250,561 |
| Add (less): Extraordinary gains and losses | |
| — Losses on disposal of long-term equity investments, fixed assets, construction in progress and other long-term assets | 6,620,743 |
| — Subsidy income | (29,485,149) |
| — Non-operating income (excluding gains on disposal of fixed assets) | (2,719,134) |
| — Non-operating expenses (excluding loses on disposal of fixed assets) | 52,322,656 |
| | 174,989,677 |
| Tax effect on extraordinary gains and losses | (10,494,145) |
| Net profit before extraordinary gains and losses | 164,495,532 |

## 43 RECLASSIFICATION

Certain items of the comparative financial information have also been reclassified and disclosed in accordance to the disclosure requirements in this Period.

# SUPPLEMENTARY INFORMATION (UNAUDITED)

*FOR THE SIX MONTHS ENDED 30TH JUNE 2004*

## (1) RETURN ON EQUITY AND EARNINGS PER SHARE INDEX

| | Group | | | | Company | | | |
|---|---|---|---|---|---|---|---|---|
| | Return on equity | | Earnings per share | | Return on equity | | Earnings per share | |
| Profit for the Period | Fully diluted | Weighted average | Fully diluted | Weighted average | Fully diluted | Weighted average | Fully diluted | Weighted average |
| **For the six months ended 30th June 2004 (Unaudited)** | | | | | | | | |
| **Gross profit** | **39.12%** | **37.92%** | **1.2836** | **1.2836** | **15.42%** | **14.95%** | **0.5100** | **0.5100** |
| **Operating profit** | **9.04%** | **8.76%** | **0.2967** | **0.2967** | **5.47%** | **5.30%** | **0.1809** | **0.1809** |
| **Net profit** | **4.26%** | **4.13%** | **0.1399** | **0.1399** | **4.25%** | **4.12%** | **0.1406** | **0.1406** |
| **Net profit before extraordinary items** | **4.73%** | **4.58%** | **0.1552** | **0.1552** | **5.90%** | **5.72%** | **0.1952** | **0.1952** |
| For the six months ended 30th June 2003 (Unaudited) | | | | | | | | |
| Gross profit | 37.02% | 35.19% | 1.1455 | 1.1455 | 13.51% | 12.84% | 0.4224 | 0.4224 |
| Operating profit | 5.94% | 5.65% | 0.1838 | 0.1838 | 4.08% | 3.87% | 0.1274 | 0.1274 |
| Net profit | 3.76% | 3.58% | 0.1164 | 0.1164 | 3.58% | 3.40% | 0.1119 | 0.1119 |
| Net profit before extraordinary items | 4.04% | 3.84% | 0.1249 | 0.1249 | 3.67% | 3.49% | 0.1148 | 0.1148 |

Return on equity ("ROE") and earnings per share ("EPS") are calculated based on the method specified in "Listed Companies Disclosure Regulation No. 9 — Computation and Disclosure of ROE and EPS".

## (2) ANALYSIS OF ASSET IMPAIRMENT LOSSES

### (a) Group

| Item | Beginning of period<br>*RMB* | (Unaudited) Additions<br>*RMB* | (Unaudited) Write back/ set off<br>*RMB* | (Unaudited) End of period<br>*RMB* |
|---|---|---|---|---|
| Accounts receivable | 123,447,460 | 10,749,075 | (640,695) | 133,555,840 |
| Other receivables | 54,319,553 | 379,524 | (36,186) | 54,662,891 |
| Long-term accounts receivable | 21,191,858 | — | — | 21,191,858 |
| Total provision for bad debts | 198,958,871 | 11,128,599 | (676,881) | 209,410,589 |
| Raw materials | 2,805,178 | 183,070 | — | 2,988,248 |
| Finished goods | 9,049,580 | — | — | 9,049,580 |
| Other inventories | 13,275,427 | 14,799,151 | (213,824) | 27,860,754 |
| Total provision for diminution of inventories | 25,130,185 | 14,982,221 | (213,824) | 39,898,582 |
| Provision for diminution of long-term investments | 7,054,708 | — | — | 7,054,708 |
| Land and buildings | 32,743,534 | 1,256,718 | (2,639,798) | 31,360,454 |
| Plant and machinery | 88,910,842 | 45,549,226 | (6,223,343) | 128,236,725 |
| Motor vehicles | 3,104,074 | 113,552 | (388,534) | 2,829,092 |
| Total provision for impairment of fixed assets | 124,758,450 | 46,919,496 | (9,251,675) | 162,426,271 |

## (2) ANALYSIS OF ASSET IMPAIRMENT LOSSES (CONT'D)

### (b) Company

| Item | Beginning of Period *RMB* | (Unaudited) Additions *RMB* | (Unaudited) Write back/ set off *RMB* | (Unaudited) End of Period *RMB* |
|---|---|---|---|---|
| Accounts receivable | 59,874,622 | 2,621,375 | — | 62,495,997 |
| Other receivables | 32,414,087 | 602,340 | (2,679,375) | 30,337,052 |
| Long-term accounts receivable | 21,191,858 | — | — | 21,191,858 |
| Total provision for bad debts | 113,480,567 | 3,223,715 | (2,679,375) | 114,024,907 |
| Raw materials | 1,022,238 | — | — | 1,022,238 |
| Total provision for diminution of inventories | 1,022,238 | — | — | 1,022,238 |
| Provision for diminution of long-term investments | 2,992,862 | — | — | 2,992,862 |
| Plant and machinery | 6,884,800 | — | (11,038) | 6,873,762 |
| Motor vehicles | 5,950 | — | — | 5,950 |
| Total provision for impairment of fixed assets | 6,890,750 | — | (11,038) | 6,879,712 |

### (3) RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HK GAAP

The Group has prepared a separate set of statutory financial statements for the six months ended 30th June 2004 in accordance with Accounting Standards for Business Enterprises, "Accounting Regulations for Business Enterprises" and relevant regulations ("PRC GAAP") for shareholders of A shares of the Company.

Differences between PRC GAAP and HK GAAP give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effect of the material differences between PRC GAAP and HK GAAP are summarised and explained in the following table:

Impact on the consolidated net assets:

| | **(Unaudited) 30th June 2004** *RMB'000* | 31st December 2003 *RMB'000* |
|---|---|---|
| Net assets as per accounts prepared under PRC GAAP | **3,477,601** | 3,513,903 |
| HK GAAP adjustments: | | |
| Adjustments arising from different exchange rates used under HK GAAP and PRC GAAP | **141,253** | 141,253 |
| Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC | **(123,667)** | (117,927) |
| Difference between the amortisation of investment differences under PRC GAAP and amortisation of goodwill and negative goodwill under HK GAAP | **(89,050)** | (58,106) |
| Adjustments arising from adoption of HK SSAP 12 | **(2,530)** | (2,001) |
| Difference in accounting for the principal balance of convertible bonds and the corresponding interest | **1,212,716** | 938,231 |
| Others | **(938)** | (527) |
| Net assets per accounts prepared under HK GAAP | **4,615,385** | 4,414,826 |

Impact on the consolidated profit and loss account:

| | **(Unaudited) For the six months ended 30th June 2004** *RMB'000* | (Unaudited) For the six months ended 30th June 2003 *RMB'000* |
|---|---|---|
| Net Profit under PRC GAAP | **148,251** | 116,403 |
| HK GAAP adjustments: | | |
| Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC | **(5,740)** | (5,740) |
| Difference between the amortization of investment differences under PRC GAAP and amortization of goodwill and negative goodwill under HK GAAP | **(5,086)** | (6,068) |
| Profited payable balances of subsidiaries | **1,259** | 238 |
| Adjustments arising from adoption of HK SSAP 12 | **(529)** | (393) |
| Difference in accounting for interest of convertible bonds | **7,031** | 3,549 |
| Others | **(412)** | 780 |
| Profit attributable to shareholders under HKGAAP | **144,774** | 108,769 |

# TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
# CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

*FOR THE SIX MONTHS ENDED 30TH JUNE 2004*
(PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN HONG KONG)

| | | (Unaudited) Six months ended 30th June | |
|---|---|---|---|
| | | **2004** | 2003 |
| | *Note(s)* | ***RMB'000*** | *RMB'000* |
| Turnover | 3, 9, 28 | **3,872,590** | 3,433,162 |
| Cost of sales | 28 | **(2,512,000)** | (2,258,495) |
| Gross profit | | **1,360,590** | 1,174,667 |
| Other expenses, net | 4, 19 | **(56,157)** | (2,420) |
| Distribution costs | | **(710,465)** | (624,175) |
| Administrative and other operating expenses | | **(323,608)** | (303,282) |
| Operating profit | 4 | **270,360** | 244,790 |
| Finance costs | 7 | **(24,728)** | (64,530) |
| Share of profits less losses of associated companies | | **(4,146)** | (3,319) |
| Profit before taxation | | **241,486** | 176,941 |
| Taxation | 8 | **(75,637)** | (54,616) |
| Profit after taxation | | **165,849** | 122,325 |
| Minority interests | | **(21,075)** | (13,556) |
| Profit attributable to shareholders | 11 | **144,774** | 108,769 |
| Dividends | 10 | **212,000** | 220,000 |
| Basic earnings per share | 12 | **RMB0.14** | RMB0.11 |
| Fully diluted earnings per share | 12 | **RMB0.11** | RMB0.10 |

# TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
## CONDENSED CONSOLIDATED BALANCE SHEET

*AS AT 30TH JUNE 2004 AND 31ST DECEMBER 2003*
(PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN HONG KONG)

| | Note(s) | (Unaudited) 30th June 2004 RMB'000 | (Audited) 31st December 2003 RMB'000 |
|---|---|---|---|
| **Non-current assets** | | | |
| Intangible assets | 14 | **270,442** | 257,041 |
| Fixed assets | 13 | **5,427,446** | 5,467,547 |
| Construction in progress | | **176,222** | 210,144 |
| Long-term investments | 27 | **17,862** | 17,930 |
| Interest in associated companies | 27 | **117,454** | 21,197 |
| Negative goodwill | 15 | **(95,081)** | (98,191) |
| Deferred tax assets | 23 | **6,901** | 7,111 |
| Other long-term assets | 16, 28 | **58,695** | 58,826 |
| | | **5,979,941** | 5,941,605 |
| **Current assets** | | | |
| Inventories | 17 | **1,276,504** | 1,305,503 |
| Short-term investment | | **4,530** | — |
| Trade receivable | 16, 28 | **228,050** | 165,204 |
| Bills receivable | | **98,055** | 50,883 |
| Deposits, prepayments and other receivables | 28 | **637,361** | 527,474 |
| Short-term bank deposits | | **31,024** | 12,016 |
| Pledged bank deposits | | **22,051** | 83,135 |
| Bank balances and cash | | **1,579,319** | 837,749 |
| | | **3,876,894** | 2,981,964 |

# TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
## CONDENSED CONSOLIDATED BALANCE SHEET (CONT'D)

*AS AT 30TH JUNE 2004 AND 31ST DECEMBER 2003*
(PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN HONG KONG)

| | Note(s) | (Unaudited) 30th June 2004 RMB'000 | (Audited) 31st December 2003 RMB'000 |
|---|---|---|---|
| **Current liabilities** | | | |
| Trade payable | 21, 28 | **786,619** | 646,913 |
| Current portion of long-term bank loans | 18 | **47,020** | 61,386 |
| Bills payable | 22, 28 | **496,298** | 525,450 |
| Accruals | | **243,834** | 67,365 |
| Taxes payable | | **40,309** | 47,520 |
| Other payables | 28 | **1,216,625** | 940,836 |
| Dividends payable | 10 | **214,876** | 1,100 |
| Short-term bank loans | 18, 28 | **1,246,665** | 1,302,613 |
| Sales deposits | 28 | **146,122** | 129,068 |
| Provisions | 19 | **51,068** | — |
| | | **4,489,436** | 3,722,251 |
| **Net current liabilities** | | **(612,542)** | (740,287) |
| **Total assets less current liabilities** | | **5,367,399** | 5,201,318 |
| **Financed by:** | | | |
| Share capital | 24 | **1,060,000** | 1,060,000 |
| Convertible bonds | 20 | **1,191,192** | 923,738 |
| Reserves | 25 | **2,364,193** | 2,219,088 |
| 2003 proposed final dividends | 10, 25 | **—** | 212,000 |
| **Shareholder's fund** | | **4,615,385** | 4,414,826 |
| **Minority interests** | | **551,043** | 579,465 |
| **Non-current liabilities** | | | |
| Long-term bank loans | 18 | **46,515** | 53,784 |
| Deferred liabilities | | **13,730** | 12,113 |
| Deferred tax liability | 23 | **16,575** | 17,083 |
| Long-term loan due to a shareholder | 28 | **124,151** | 124,047 |
| | | **200,971** | 207,027 |
| | | **5,367,399** | 5,201,318 |

# TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
## CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

*FOR THE SIX MONTHS ENDED 30TH JUNE 2004*

(PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN HONG KONG)

(Unaudited)

| | Share capital *RMB'000* | Share premium *RMB'000* | Convertible bonds *RMB'000* | Capital reserve *RMB'000* | Statutory surplus reserve *RMB'000* | Statutory public welfare fund *RMB'000* | Exchange differences *RMB'000* | Accumulated losses *RMB'000* | Proposed dividends *RMB'000* | Total *RMB'000* |
|---|---|---|---|---|---|---|---|---|---|---|
| At 1st January 2004 | 1,060,000 | 2,115,258 | 923,738 | 12,921 | 218,185 | 176,978 | 111 | (304,365) | 212,000 | 4,414,826 |
| Exchange differences | – | – | – | – | – | – | 331 | – | – | 331 |
| Dividends *(Note 10)* | – | – | – | – | – | – | – | – | (212,000) | (212,000) |
| Profit for the period | – | – | – | – | – | – | – | 144,774 | – | 144,774 |
| Issuance of convertible bond, net *(Note 20)* | – | – | 267,454 | – | – | – | – | – | – | 267,454 |
| At 30th June 2004 | 1,060,000 | 2,115,258 | 1,191,192 | 12,921 | 218,185 | 176,978 | 442 | (159,591) | – | 4,615,385 |
| At 1st January 2003 | 1,000,000 | 1,893,826 | – | 11,448 | 162,654 | 129,569 | 339 | (232,413) | 220,000 | 3,185,423 |
| Cumulative effect of change in accounting policy | – | – | – | – | – | – | – | (1,217) | – | (1,217) |
| At 1st January 2003, as restated | 1,000,000 | 1,893,826 | – | 11,448 | 162,654 | 129,569 | 339 | (233,630) | 220,000 | 3,184,206 |
| Exchange differences | – | – | – | – | – | – | 135 | – | – | 135 |
| Dividends *(Note 10)* | – | – | – | – | – | – | – | – | (220,000) | (220,000) |
| Profit for the period | – | – | – | – | – | – | – | 108,769 | – | 108,769 |
| Issuance of convertible bond, net *(Note 20)* | – | – | 935,811 | – | – | – | – | – | – | 935,811 |
| At 30th June 2003 | 1,000,000 | 1,893,826 | 935,811 | 11,448 | 162,654 | 129,569 | 474 | (124,861) | – | 4,008,921 |

# TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
## CONDENSED CONSOLIDATED CASH FLOW STATEMENT

*FOR THE SIX MONTHS ENDED 30TH JUNE 2004*
*(PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN HONG KONG)*

| | (Unaudited) Six months ended 30th June | |
|---|---|---|
| | **2004** | 2003 |
| | ***RMB'000*** | *RMB'000* |
| Net cash inflow from operating activities | **851,257** | 686,248 |
| Net cash outflow from investing activities | **(277,138)** | (275,797) |
| Net cash inflow/(outflow) from financing activities | **155,104** | (165,432) |
| Increase in cash and cash equivalents | **729,223** | 245,019 |
| Cash and cash equivalents at 1st January | **849,765** | 762,166 |
| Effect of foreign exchange rate changes | **331** | 135 |
| Cash and cash equivalents at 30th June | **1,579,319** | 1,007,320 |
| Analysis of balances of cash and cash equivalents: | | |
| Bank balances and cash | **1,579,319** | 1,007,320 |

Cash and cash equivalents do not include the short-term bank deposits with maturities longer than 3 months and other cash and bank deposits required to be placed with banks for obtaining banks drafts. As at 30th June 2004, these short-term bank deposits and pledged cash and bank deposits are approximately RMB31,024,000 (30th June 2003: RMB28,000,000) and RMB22,051,000 (30th June 2003: RMB35,509,000), respectively.

### 1 ORGANISATION AND PRINCIPAL ACTIVITIES

Tsingtao Brewery Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on 16th June 1993. It obtained the business license of a sino-foreign joint stock company on 27th December 1995. Its H shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since 15th July 1993 and its A shares have been listed on the Shanghai Stock Exchange since 27th August 1993.

On 21st October 2002, the Company signed a "Strategic Investment Agreement" with Anheuser-Busch International Holdings, Inc. ("A-B Company") pursuant to which the Company issued several tranches of mandatory convertible bonds ("CB") to A-B Company amounting to approximately HK$1,416,195,000 (equivalent to approximately RMB1,503,448,000). Upon full conversion of the CB, the equity holding of A-B Company in the Company will increase to approximately 27%. During 2003, approximately HK$1,162,057,000 (equivalent to approximately RMB1,233,630,000) of the CB were issued and the related proceeds were received from A-B Company, out of which approximately HK$280,800,000 (equivalent to approximately RMB297,999,000) of the CB had been converted into 60,000,000 new H-shares as at 31st December 2003. The remaining balance of the CB of approximately HK$254,138,000 (equivalent to approximately RMB269,818,000) was received on 31st March 2004. More details are set out in Note 20. During the six months ended 30th June 2004, all the CB has been issued without any conversion of new H-shares occurred.

The Company and its subsidiaries (collectively referred to as the "Group") are principally engaged in the production and distribution of beer products.

Please refer to Note 27 for details of the Group and the Company's major acquisitions during the period.

### 2 BASIS OF PREPARATION

These interim consolidated accounts of the Group are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("HK SSAP") 25, "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA").

These accounts are unaudited, but they have been reviewed by the audit committee of the Company.

These accounts should be read in conjunction with the 2003 annual accounts. The accounting policies and methods of computation used in the preparation of these accounts are consistent with those used in the annual accounts for the year ended 31st December 2003.

## 3 SEGMENTAL REPORTING

The sole principal activity of the Group is the production and distribution of beer products. Accordingly, no analysis of business segment information is provided.

The Group's operating activities are mainly conducted in the PRC. An analysis by geographical segment is as follows:

| | (Unaudited) Six months ended 30th June 2004 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Tsingtao Region *RMB'000* | Other Shandong Region *RMB'000* | Hua Bei Region *RMB'000* | Hua Nan Region *RMB'000* | Overseas *RMB'000* | Eliminations *RMB'000* | Consolidated *RMB'000* |
| **Turnover** | | | | | | | |
| External sales | 1,073,567 | 471,163 | 974,802 | 1,205,720 | 147,338 | – | 3,872,590 |
| Inter-segment sales | 130,039 | 36,537 | 59,646 | 13,801 | – | (240,023) | – |
| **Turnover** | 1,203,606 | 507,700 | 1,034,448 | 1,219,521 | 147,338 | (240,023) | 3,872,590 |
| **Result** | | | | | | | |
| Segment results | 138,344 | (1,210) | 44,795 | 115,820 | 44,499 | | 342,248 |
| Unallocated expenses, net | | | | | | | (71,888) |
| **Operating profit** | | | | | | | 270,360 |
| Finance costs | | | | | | | (24,728) |
| Share of profits less losses of associated companies | (4,146) | – | – | – | – | | (4,146) |
| **Profit before taxation** | | | | | | | 241,486 |
| Taxation | | | | | | | (75,637) |
| **Profit after taxation** | | | | | | | 165,849 |
| Minority interests | | | | | | | (21,075) |
| **Profit attributable to shareholders** | | | | | | | 144,774 |

## 3 SEGMENTAL REPORTING (CONT'D)

| | (Unaudited) Six months ended 30th June 2003 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Tsingtao Region *RMB'000* | Other Shandong Region *RMB'000* | Hua Bei Region *RMB'000* | Hua Nan Region *RMB'000* | Overseas *RMB'000* | Eliminations *RMB'000* | Consolidation *RMB'000* |
| **Turnover** | | | | | | | |
| External sales | 906,244 | 515,752 | 762,219 | 1,020,861 | 228,086 | — | 3,433,162 |
| Inter-segment sales | 98,182 | — | 48,361 | 103,588 | — | (250,131) | — |
| **Turnover** | 1,004,426 | 515,752 | 810,580 | 1,124,449 | 228,086 | (250,131) | 3,433,162 |
| **Results** | | | | | | | |
| Segment results | 116,192 | 12,646 | 35,659 | 55,346 | 85,930 | | 305,773 |
| Unallocated expenses, net | | | | | | | (60,983) |
| **Operating profit** | | | | | | | 244,790 |
| Finance costs | | | | | | | (64,530) |
| Share of profits less losses of associated companies | (3,319) | — | — | — | — | | (3,319) |
| **Profit before taxation** | | | | | | | 176,941 |
| Taxation | | | | | | | (54,616) |
| **Profit after taxation** | | | | | | | 122,325 |
| Minority interests | | | | | | | (13,556) |
| **Profit attributable to shareholders** | | | | | | | 108,769 |

## 4 OPERATING PROFIT

Operating profit is stated after charging/(crediting) the following:

| | (Unaudited) Six months ended 30th June | |
|---|---|---|
| | **2004** | 2003 |
| | ***RMB'000*** | *RMB'000* |
| Loss on disposal of fixed assets, net | **6,621** | 4,457 |
| Provision for/(reversal of) inventory provision | **214** | (1,261) |
| Costs of inventories (including depreciation, amortisation and staff costs) | **2,512,000** | 2,258,495 |
| Depreciation of owned fixed assets | **238,661** | 243,169 |
| Amortisation of intangible assets | | |
| — Trademark | **1,608** | 1,314 |
| — Technology know-how | **931** | 885 |
| — Others | **2,194** | 699 |
| Amortisation of goodwill expenses | **9,580** | 8,667 |
| Amortisation of negative goodwill | **(5,150)** | (5,122) |
| Auditors' remuneration | **3,233** | 2,915 |
| Operating lease rentals | **2,364** | 6,941 |
| Provision for doubtful debts | **10,108** | 28,035 |
| Impairment losses of fixed assets | **46,920** | 24,002 |
| Written down of inventories to net realisable value | **14,982** | 2,114 |
| Research and development costs | **1,699** | 842 |
| Provisions in respect of potential litigations loss | **51,068** | — |
| Staff costs *(Note 5)* | **269,207** | 264,766 |

## 5 STAFF COSTS (INCLUDING DIRECTORS' EMOLUMENTS)

| | (Unaudited) Six months ended 30th June | |
|---|---|---|
| | **2004** | 2003 |
| | ***RMB'000*** | *RMB'000* |
| Wages and salaries | **201,898** | 189,089 |
| Social security costs | **18,575** | 22,278 |
| Pension costs — defined contribution plans | **44,249** | 50,596 |
| Staff employment medical benefits | **4,485** | 2,803 |
| Total | **269,207** | 264,766 |

## 6 EMOLUMENTS OF DIRECTORS, SUPERVISORY COMMITTEE MEMBERS AND THE FIVE HIGHEST PAID INDIVIDUALS

| | (Unaudited) Six months ended 30th June | |
|---|---|---|
| | **2004** | 2003 |
| | ***RMB'000*** | *RMB'000* |
| **Directors' emoluments** | | |
| Non-executive directors | | |
| — Directors' fee | — | — |
| — Other emoluments | — | — |
| Executive directors | | |
| — Directors' fee | — | — |
| — Salaries, allowances and benefits-in-kind | **508** | 142 |
| — Retirement fund contributions | **17** | 14 |
| Total | **525** | 156 |

**Management's emoluments**

Details of emoluments of the five highest paid individuals (None of them (six months ended 30th June 2003: Same) are directors or supervisory committee member of the Company) are as follows:

| | (Unaudited) Six months ended 30th June | |
|---|---|---|
| | **2004** | 2003 |
| | ***RMB'000*** | *RMB'000* |
| Salaries, allowances and benefits-in-kind | **524** | 349 |
| Retirement fund contributions | **21** | 14 |
| Total | **545** | 363 |

**Supervisory committee members' emoluments**

The emoluments of the five existing and former committee members are as follows:

| | (Unaudited) Six months ended 30th June | |
|---|---|---|
| | **2004** | 2003 |
| | ***RMB'000*** | *RMB'000* |
| Salaries, allowances and benefits-in-kind | **328** | 75 |
| Retirement fund contributions | **17** | 14 |
| Total | **345** | 89 |

For the six months ended 30th June 2004, emoluments of each of the directors and the five highest paid individuals (including directors, supervisory committee members and employees) were less than RMB530,000 (equivalent to HK$500,000) (For the six months ended 30th June 2003: same) and no (For the six months ended 30th June 2003: None) director has waived or agreed to waive any emoluments. During the period, no (For the six months ended 30th June 2003: No) emoluments were paid to the five highest paid individuals as an inducement to join the Group or as compensation for loss of office. No (For the six months ended 30th June 2003: No) emoluments were paid to non-executive directors.

## 7 FINANCE COSTS

| | (Unaudited) Six months ended 30th June | |
|---|---|---|
| | **2004** | 2003 |
| | ***RMB'000*** | *RMB'000* |
| Interest on bank loans and overdrafts wholly repayable within 5 years | **25,303** | 65,117 |
| Amounts capitalised | **(575)** | (587) |
| Total | **24,728** | 64,530 |

## 8 TAXATION

### (a) Profits tax

| | (Unaudited) Six months ended 30th June | |
|---|---|---|
| | **2004** | 2003 |
| | ***RMB'000*** | *RMB'000* |
| Hong Kong profits tax *(i)* | **1,453** | 478 |
| PRC Enterprise Income Tax ("EIT") *(ii)* | **74,483** | 54,437 |
| Deferred taxation relating to the reversal of temporary differences | **(299)** | (299) |
| | **75,637** | 54,616 |

Reconciliation of statutory tax rate to effective tax rate:

| | (Unaudited) Six months ended 30th June | |
|---|---|---|
| | **2004** | 2003 |
| Statutory tax rate | **33%** | 33% |
| Tax effect of net income/expense that is not taxable/deductible in determining taxable profit | **4%** | 9% |
| Loss sustained by subsidiaries | **9%** | 9% |
| Effect of different taxation rate of different subsidiaries of the Group | **(21%)** | (17%) |
| Others | **5%** | (3%) |
| Effective tax rate | **30%** | 31% |

***(i) Hong Kong profits tax***

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the period.

***(ii) EIT***

EIT is provided on the estimated assessable income of the year calculated in accordance with the relevant regulations of the PRC.

In accordance with an approval document dated 18th April 1994 issued by the State Administration for Taxation ("SAT") of the PRC, net profit earned by the Company is subject to EIT at 15%, effective from the date of establishment of the Company. This rate will remain effective until and unless the EIT law and regulations change otherwise. The Company received a confirmation from the Ministry of Finance of Qingdao on 23rd March 1997, stating that this preferential tax treatment would not be terminated until further notice.

## 8 TAXATION (CONT'D)

### (a) Profits tax (Cont'd)

#### (ii) *EIT* (Cont'd)

Tsingtao Brewery (Sanshui) Company Limited ("Sanshui Company"), Tsingtao Brewery (Chenzhou) Company Limited ("Chenzhou Company") and Shenzhen Tsingtao Beer Asahi Company Limited ("Shenzhen Company") were approved as enterprises with foreign investment and therefore, they are exempt from EIT for two years starting from the first year of profitable operations after offsetting prior year tax losses, followed by a 50% reduction for the next three consecutive years thereafer. The current year was the fifth profitable year for Sanshui Company, the third profitable year for Chenzhou Company and the fourth profitable year for Shenzhen Company.

Shenzhen Tsingtao Brewery Hua Nan Sales Company Limited ("Shenzhen Sales Company") is exempted from EIT for the first year starting from the first year of profitable operations after offsetting prior year tax losses, followed by a 50% reduction for the next two years. The current year was the fourth profitable year for Shenzhen Sales Company and EIT was provided at the prevailing full tax rate of 15% in Shenzhen.

Tsingtao Brewery (Zhuhai) Company Limited and Tsingtao Brewery (Xiamen) Company Limited ("Xiamen Company") were established in the Zhuhai and Xiamen Special Economic Zones, respectively, where they conduct their operations. Accordingly, they are subject to EIT at a reduced rate of 15%.

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a standard rate of 33% based on their respective assessable income for the relevant period.

### (b) Value-added tax ("VAT")

According to "the People's Republic of China Value-added Tax Temporary Regulations" ("VAT Regulations"), the Group is subject to output VAT which is calculated at 17% of the sales of tangible goods. The Group also pays input VAT on its purchases of raw materials and work-in-progress which is deducted against output VAT in arriving at the net VAT amount payable to the PRC Government. In addition, the Group accrues and pays City maintenance and construction tax and educational surcharge based on 7% and 3% of net VAT amount payable, respectively.

### (c) Consumption tax

The Ministry of Finance of the PRC and the SAT issued the "Notice for changes in consumption tax for alcoholic products" (Cai Shui [2001] No. 84), which states that for beer production with an ex-factory price (including packaging materials and related deposits) of RMB3,000 or above per ton, the consumption tax is RMB250 per ton. For all other beer production sold below that price, the consumption tax is levied at RMB220 per ton.

## 9 SEASONAL/CYCLICAL REVENUE

Summer and autumn times (May to October) of each year is the peak season for beer sales. The sales volume during the peak season is normally 1 to 2 times the sales volume of slack season (November to April of the following year).

## 10 DIVIDENDS

During the period, dividends distribution of RMB212,000,000 (dividend per share: RMB0.20) for 2003 was approved in the shareholders' general meeting. The Board of Directors do not recommend the payment of an interim dividend for the six months ended 30th June 2004 (30th June 2003: nil).

| | (Unaudited) Six months ended 30th June | |
|---|---|---|
| | **2004** | 2003 |
| | ***RMB'000*** | *RMB'000* |
| Dividends, paid: | — | 87,782 |
| Dividends proposed: | | |
| Final dividend for 2003 of RMB0.20 per share (2002 final dividends: RMB0.22 per share) | **212,000** | 220,000 |

The final dividend for 2003 of RMB0.20 per share was proposed on 1st April 2004. As at 30th June 2004, the respective distribution had not been completed. The final dividends of RMB0.22 per share for 2002 were proposed on 2nd April 2003 and were paid in 2003.

## 11 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The consolidated profit attributable to shareholders includes profit of approximately RMB146,639,000 (30th June 2003: RMB105,376,000) which has been dealt with in the accounts of the Company.

## 12 EARNINGS PER SHARE

The calculations of basic and fully diluted earnings per share are based on the Group's profit attributable to shareholders of approximately RMB144,774,000 (30th June 2003: RMB108,769,000).

The basic earnings per share is based on the weighted average number of 1,060,000,000 (30th June 2003: 1,000,000,000 ordinary shares) ordinary shares in issue during the period. The fully diluted earnings per share is based on 1,279,664,384 (30th June 2003: 1,097,535,912) ordinary shares which is the weighted average number of ordinary shares in issue during the period plus the weighted average number of 279,664,384 (30th June 2003: 97,535,912) ordinary shares deemed to be issued if all outstanding mandatory convertible bonds had been converted into shares.

## 13 FIXED ASSETS

| | Land use rights *RMB'000* | **Buildings** *RMB'000* | Plant and machinery *RMB'000* | Motor vehicles *RMB'000* | Other equipment *RMB'000* | Total *RMB'000* |
|---|---|---|---|---|---|---|
| **Cost or valuation** | | | | | | |
| Begining of period | 647,189 | 2,391,588 | 4,602,799 | 413,170 | 230,486 | 8,285,232 |
| Transfer-in from construction in progress (unaudited) | — | 48,818 | 115,265 | 320 | 1,912 | 166,315 |
| Additions (unaudited) | 1,327 | 51,749 | 8,248 | 16,074 | 11,367 | 88,765 |
| Disposals (unaudited) | — | (9,424) | (28,920) | (2,779) | (2,022) | (43,145) |
| End of period (unaudited) | 648,516 | 2,482,731 | 4,697,392 | 426,785 | 241,743 | 8,497,167 |
| **Accumulated depreciation, amortisation and impairment loss** | | | | | | |
| Begining of period | 110,912 | 522,263 | 1,895,316 | 170,119 | 119,075 | 2,817,685 |
| Charge for the period (unaudited) | 5,282 | 32,078 | 164,512 | 18,660 | 18,129 | 238,661 |
| Written back on disposal (unaudited) | — | (2,767) | (17,116) | (2,735) | (1,675) | (24,293) |
| Reversal of impairment loss provision (unaudited) | — | (2,640) | (6,223) | (389) | — | (9,252) |
| Impairment loss provision (unaudited) | — | 1,257 | 45,549 | 114 | — | 46,920 |
| End of period (unaudited) | 116,194 | 550,191 | 2,082,038 | 185,769 | 135,529 | 3,069,721 |
| **Net book value** | | | | | | |
| End of period (unaudited) | 532,322 | 1,932,540 | 2,615,354 | 241,016 | 106,214 | 5,427,446 |
| Begining of period | 536,277 | 1,869,325 | 2,707,483 | 243,051 | 111,411 | 5,467,547 |

All the land and buildings of the Group and of the Company are located in the PRC. The useful lives of the land use rights of the Group and the Company are 50 years.

As at 30th June 2004, approximately RMB97,527,000 of the Group's buildings, plant and machinery, motor vehicles and other equipment (31st December 2003: nil) had been pledged as security for certain bank loans amounting to RMB16,000,000 of the Group *(Note 18)*.

As at 30th June 2004, ownership certificates ("Building Ownership Certificates") of certain buildings of the Group with respective carrying value of approximately RMB314,790,000 (31st December 2003: RMB356,360,000) and land use right certificates ("Land Certificates") of certain parcels of land of the Group with an aggregate carrying value of approximately RMB35,145,000 (31st December 2003: RMB35,499,000) had not yet been obtained. After consultation made with the Company's legal adviser, the Company's directors consider that there is no legal restriction for the Group and the Company to apply for and obtain the Buildings Ownership Certificates and Land Certificates and there will not be any significant adverse impact on the operations of the Group. Accordingly, no provision for fixed assets impairment was considered necessary.

In addition, as at 30th June 2004, the operating facilities of certain subsidiaries of the Group were located on parcels of allocated land ("Allocated Lands") owned by certain local municipal governments. Majority of the municipal government have agreed to process the legal title transfer. The carrying values of the associated buildings and facilities constructed thereon were approximately RMB119,694,000 (31st December 2003: RMB136,317,000). The Company's directors consider that there is no any significant adverse impact on the operation of the Group. Accordingly, no provision for intangible assets impairment was considered necessary. The Group is in the process of applying for the transfer of the legal title of these Allocated Lands to the Group.

## 14 INTANGIBLE ASSETS

| | Goodwill RMB'000 | Trademarks(i) RMB'000 | Technology know-how(ii) RMB'000 | Others RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| Begining of period | 194,520 | 103,346 | 18,629 | 23,689 | 340,184 |
| Additions (Unaudited) | 18,039 | 424 | — | 9,251 | 27,714 |
| Deduction (Unaudited) | — | — | — | (13) | (13) |
| End of period (Unaudited) | 212,559 | 103,770 | 18,629 | 32,927 | 367,885 |
| **Accumulated amortisation** | | | | | |
| Begining of period | 43,214 | 26,620 | 8,383 | 4,926 | 83,143 |
| Charge for the period (Unaudited) | 9,580 | 1,608 | 931 | 2,194 | 14,313 |
| Deduction (Unaudited) | — | — | — | (13) | (13) |
| End of period (Unaudited) | 52,794 | 28,228 | 9,314 | 7,107 | 97,443 |
| **Net book value** | | | | | |
| End of period (Unaudited) | 159,765 | 75,542 | 9,315 | 25,820 | 270,442 |
| Begining of period | 151,306 | 76,726 | 10,246 | 18,763 | 257,041 |

### (i) Trademarks

Trademarks mainly include the "TSINGTAO BEER" trademark which was injected by the founding shareholders into the Company on 16th June 1993 as their capital contributions. The recorded value of the trademark was assessed based on the results of a valuation approved by the State-Owned Assets Administration Bureau of the PRC. Since then, amortisation of the trademark is provided on a straight-line basis to amortise the revalued amount of the trademark over its estimated useful lives of 40 years.

In the opinion of the Company's Board of Directors, the above trademark is essential to the operations of the Group and it is expected to bring enduring economic benefits to the Group and the Company continuously. Therefore, it is amortised over a period of 40 years, which is longer than the presumed period of 20 years prescribed by HK SSAP 29.

Other trademarks were acquired as a result of acquisitions of certain subsidiaries. The cost of these intangible assets were determined based on their fair value at the respective dates of acquisition. They are amortised over their estimated useful lives ranging from 5 to 10 years.

### (ii) Technology know-how

Technology know-how was injected by a minority shareholder of a subsidiary into that subsidiary during its reorganisation. It was recorded at a value agreed among all the shareholders of that subsidiary and is amortised on a straight-line basis over an expected period of inflow of economic benefits of 10 years. The cost of these intangible assets were determined based on their fair value at the respective dates of acquisition.

In the opinion of the Company's directors, the underlying value of the intangible assets as at 30th June 2004 were not less than their carrying values in the books of the Company and of the Group as at that date.

## 15 NEGATIVE GOODWILL

| | *RMB'000* |
|---|---|
| **Cost** | |
| Begining of period | **(131,390)** |
| Additions (Unaudited) | **(2,040)** |
| End of period (Unaudited) | **(133,430)** |
| **Accumulated Amortisation** | |
| Begining of period | **33,199** |
| Charge for the period (Unaudited) | **5,150** |
| End of period (Unaudited) | **38,349** |
| **Net Book Value** | |
| End of period (Unaudited) | **(95,081)** |
| Begining of period | **(98,191)** |

The negative goodwill is recognised as other revenue over the remaining weighted average useful life of the identifiable depreciable fixed assets of the subsidiaries acquired.

## 16 TRADE RECEIVABLE

The ageing analysis of trade receivable is as follows:

| | **(Unaudited) 30th June 2004** | | | 31st December 2003 | | |
|---|---|---|---|---|---|---|
| | **Amount** | **Provision for bad debts** | **Balance after provision** | Amount | Provision for bad debts | Balance after provision |
| | ***RMB'000*** | ***RMB'000*** | ***RMB'000*** | *RMB'000* | *RMB'000* | *RMB'000* |
| Less than one year | **199,103** | **(7,933)** | **191,170** | 128,796 | (2,599) | 126,197 |
| One to less than two years | **33,447** | **(8,746)** | **24,701** | 42,273 | (12,592) | 29,681 |
| Two to less than three years | **36,004** | **(33,937)** | **2,067** | 28,272 | (19,312) | 8,960 |
| Over three years | **93,052** | **(82,940)** | **10,112** | 89,311 | (88,945) | 366 |
| Total | **361,606** | **(133,556)** | **228,050** | 288,652 | (123,448) | 165,204 |

Credit is granted to customers based on specific assessment made by management on the circumstances of each customer. Credit period granted will not be longer than one year.

The Group and the Company make specific bad debt provisions against certain doubtful trade receivable balances. In addition, based on past experience of the Group and conditions of individual customers, full provision for doubtful debts is generally made for balances with outstanding balances aged over two years, and with clear evidence indicating that they are uncollectible. For balances expecting partial settlement to be recovered, provision is made for the estimated uncollectible portion.

## 16 TRADE RECEIVABLE (CONT'D)

The Group and the Company reached a settlement agreement with a customer and a related company (collectively "the Debtors") in 2001 in connection with an aggregate outstanding receivable balance aged over three years due from them, totaling RMB105,000,000. Pursuant to the agreement, the entire outstanding balance will be repayable in eight annual installments, commencing from 1st January 2002. In addition, Tsingtao Brewery Group Company also undertook to guarantee the repayment of the balance. As at 30th June 2004, relevant provision has been accrued and amounts of approximately RMB10,000,000 and RMB53,808,000 were recorded as trade receivable and other long-term assets on the consolidated balance sheets, respectively.

## 17 INVENTORIES

| | **(Unaudited) 30th June 2004** *RMB'000* | 31st December 2003 *RMB'000* |
|---|---|---|
| Raw materials, packaging materials and auxiliary materials | **1,006,445** | 1,036,906 |
| Work-in-progress | **174,622** | 128,850 |
| Finished goods | **135,336** | 164,877 |
| | **1,316,403** | 1,330,633 |
| Provision for inventories to net realisable value and obsolescences | **(39,899)** | (25,130) |
| Inventories, net | **1,276,504** | 1,305,503 |

Approximately RMB25,500,000 (31st December 2003: RMB25,130,000) of the gross value of finished goods of the Group were covered by full provision.

## 18 BANK LOANS

| | **(Unaudited) 30th June 2004** | | | 31st December 2003 | | |
|---|---|---|---|---|---|---|
| | ***Short-term* bank loans** *RMB'000* | ***Long-term* bank loans** *RMB'000* | **Total** *RMB'000* | Short-term bank loans *RMB'000* | Long-term bank loans *RMB'000* | Total *RMB'000* |
| Repayable : | | | | | | |
| — within 1 year | **1,246,665** | **47,020** | **1,293,685** | 1,302,613 | 61,386 | 1,363,999 |
| — in the second to fifth years inclusive | **—** | **27,734** | **27,734** | — | 34,810 | 34,810 |
| — over 5 years | **—** | **18,781** | **18,781** | — | 18,974 | 18,974 |
| Total | **1,246,665** | **93,535** | **1,340,200** | 1,302,613 | 115,170 | 1,417,783 |
| Portion due within one year | **(1,246,665)** | **(47,020)** | **(1,293,685)** | (1,302,613) | (61,386) | (1,363,999) |
| Long-term portion | **—** | **46,515** | **46,515** | — | 53,784 | 53,784 |

Pursuant to the debt restructuring agreements or acquisition agreements of certain subsidiaries, the interest charges on the Group's and the Company's loans levied on approximately RMB19,234,000 (31st December 2003 : RMB49,394,000) and RMB19,234,000 (31st December 2003 : RMB44,094,000), respectively, were waived by the lenders at no consideration. The remaining outstanding loan balance are interest bearing at rates ranging from 4.78% to 5.31% per annum (31st December 2003: 1.63% to 6.90%).

Approximately RMB16,000,000 (31st December 2003 : RMB1,106,000) of the Group's loans are secured by buildings, plant and machinery, motor vehicles and other equipment with an aggregate carrying value of approximately RMB97,527,000 as at 30th June 2004 (31st December 2003 : secured by fixed deposit of approximately RMB28,000,000).

## 18 BANK LOANS (CONT'D)

Most of the bank financing of the Group is in the form of short-term bank loans. As a result, the Group had net current liabilities of approximately RMB612,542,000 (31st December 2003: RMB740,287,000) as at 30th June 2004. The Board of Directors of the Company is confident that the Group will have sufficient operating cash inflows and be able to renew its short-term bank loan facilities upon maturity or to identify new sources of financing to replace the current ones.

As at 30th June 2004, the Group had unutilised balance of approximately RMB2,075,000,000 (31st December 2003: RMB1,000,000,000) out of the available banking facilities granted from certain banks.

## 19 PROVISIONS

| | **(Unaudited) 30th June 2004** | 31st December 2003 |
|---|---|---|
| | ***RMB'000*** | *RMB'000* |
| Potential litigation loss with Qingdao Guangming Company ("Guangming Company") *(a)* | **27,000** | — |
| Potential litigation loss with Qingdao Yuanyang Xianghe Trading Company ("Xianghe Company") *(b)* | **23,784** | — |
| Others | **284** | — |
| | **51,068** | — |

(a) Pursuant to a court verdict ruled by Shandong Province Higher People's Court ("Shandong Higher Court") on 2nd April 2004, the Company was required to pay Guangming Company, a distributor, in an aggregate of approximately RMB27,000,000 as loss from breaching of a distribution contract. The Company appealed to the Supreme People's Court of the PRC during the legal period for appeal. As of the date of this report, the appealing procedures were still in progress and no judgement from the Supreme People's Court of the PRC had been delivered. For the sake of prudence, Board of Directors of the Company have fully accrued for RMB27,000,000 in the profit and loss account.

(b) Pursuant to a court verdict ruled by Shandong Higher Court on 19th April 2004, the Company was required to pay Xianghe Company, a third party, in an aggregate of approximately RMB23,784,000 as compensation for a dispute arising from a commodity barter contract between the Company and Xianghe Company. The Company appealed to the Shandong Higher Court during the legal period for appeal. As of the date of this report, the appealing procedures were still in progress and no judgment from the Shandong Higher Court had been delivered. For the sake of prudence, the Board of Directors of the Company have fully accrued for RMB23,784,000 in the profit and loss account.

## 20 CONVERTIBLE BONDS

As at 30th June 2004, the details of CB without converted into new H shares of the Company are as follows:

| **Date of issue** | **Mandatory conversion date** | **Face value** | **Discounted net present value *(i)*** | **(Unaudited) 30th June 2004** |
|---|---|---|---|---|
| | | *RMB'000* | *RMB'000* | *RMB'000* |
| 1st April 2003 | 31st March 2010 | 665,562 | (9,873) | 655,689 |
| 21st October 2003 | 20th October 2010 | 271,444 | (3,395) | 268,049 |
| 31st March 2004 | 30th March 2011 | 270,275 | (2,821) | 267,454 |
| | | | | 1,191,192 |

(i) Discounted net present value represents the difference between the net present values of estimated cash flows of expected annual interest payments payable by the Company to the bondholder, and the expected refunds from the bondholder to be receivable by the Company upon conversion of the bonds (assuming mandatory conversion occurs upon the expiry of the contracted conversion periods).

## 20 CONVERTIBLE BONDS (CONT'D)

During the six months ended 30th June 2004, interest of approximately RMB14,114,000 was paid by the Company associated with the CB.

On 21st October 2002, the Company and A-B Company entered into a Strategic Investment Agreement, pursuant to which A-B Company undertook to subscribe for three tranches of mandatory convertible bonds ("CB") issued by the Company with an aggregate principal amount of approximately HK$1,416,195,000 (RMB1,503,448,000), commencing from 2003. The CB are convertible into 308,219,178 new H Shares issuable by the Company as follows:

**Tranche I of the CB ("Tranche I")**

The total subscription amount of Tranche I was HK$280,800,000 (equivalent to approximately RMB297,999,000) which was issued to A-B Company in April 2003. Tranche I was converted into 60,000,000 new H shares issued by the Company at HK$4.68 (equivalent to approximately RMB4.96) per share on 2nd July 2003. Tranche I was interest-free.

**Tranche II of the CB ("Tranche II")**

The total subscription amount of Tranche II was HK$627,120,000 (equivalent to approximately RMB665,813,000) which was issued to A-B Company in April 2003 concurrently with the issuance of Tranche I. Tranche II can be converted into 134,000,000 newly issued H shares at HK$4.68 (equivalent to approximately RMB4.96) per share within 7 years after the issuance. The CB will be automatically converted at the end of the seven-year conversion period ("Expiry Date") if A-B Company does not trigger the conversion. Tranche II is interest-bearing at 2% per annum. A-B Company will refund all the interests received as well as all related deductions or withholdings associated with the interest payments made by the Company upon conversion.

As at the date of approval of the accounts, A-B Company had not exercised its conversion right.

**Tranche III of the CB ("Tranche III")**

The total subscription amount of Tranche III was HK$508,275,000 (equivalent to approximately RMB539,636,000) issued to A-B Company by several instalments in October 2003 and March 2004. Tranche III can be converted into 114,219,178 newly H shares at HK$4.45 (equivalent to approximately RMB4.72) per share within 7 years after the payment of the subscriptions. The CB will be automatically converted at the end of the Expiry Date if A-B Company does not trigger the conversion before the Expiry Date. Tranche III is interest-bearing at 2% per annum. A-B Company will refund all the interests received as well as all related deductions or withholdings associated with the interest payments made by the Company upon conversion.

As at the date of approval of the accounts, A-B Company had not exercised its conversion right.

Upon the conversion of each of Tranche I, Tranche II and Tranche III of the CB, the percentage shareholding of Qingdao State-Owned Assets Administration Bureau ("Qingdao Bureau"), the existing substantial shareholder of the Company, has decreased/will decrease from approximately 40.0% to approximately 37.7%, 33.5% and 30.6%, respectively, whereas the holding of A-B Company in the Company has increased/will decrease from approximately 4.5% to 9.9%, 20.0% and 27.0%, respectively. The additional 7% of the shareholding held by A-B Company after the conversion of Tranche III will be subject to a voting trust arrangement in favour of Qingdao Bureau whereby A-B Company enjoys the economic benefits associated with the shares but Qingdao Bureau can exercise the respective voting rights at its sole discretion. Accordingly, Qingdao Bureau, through the trustee, will be entitled to exercise the voting rights attached to such shareholding at general meetings of holders of state shares and PRC legal person shares and PRC public shares or H shares class meetings of the Company.

## 21 TRADE PAYABLE

The ageing analysis of trade payable is as follows:

| | (Unaudited) 30th June 2004 RMB'000 | 31st December 2003 RMB'000 |
|---|---|---|
| Less than 1 year | **761,975** | 603,964 |
| One to less than two years | **14,268** | 27,342 |
| Two to less than three years | **3,911** | 6,159 |
| Over three years | **6,465** | 9,448 |
| Total | **786,619** | 646,913 |

## 22 BILLS PAYABLE

All bills payable balance of the Group and of the Company were within a six-month ageing period. Approximately RMB22,051,000 (31st December 2003: RMB55,135,000) of deposits of the Group denominated in Renminbi were mostly pledged for these bills.

## 23 DEFERRED TAXATION

Deferred taxation are calculated in full on temporary differences under the liability method using the applicable principal taxation rates of entities within the Group from 15% to 33% (2003: same).

As at 30th June 2004, deferred tax assets were recognised for temporary differences arising from fair value adjustment on depreciation of fixed assets acquired in business combination to the extent that realisation of such taxes benefit through the future taxable profits is probable. In addition, the Group also had unrecognised deferred tax assets associated with tax losses available to be carried forward of approximately RMB228,586,000 (31st December 2003: RMB210,526,000) which will expire in the period of 2004-2009, and fair value adjustment on depreciation of fixed assets of approximately RMB83,887,000 (31st December 2003: RMB96,283,000), provision for realisation and impairment losses of receivable balances, inventories and fixed assets of approximately RMB93,848,000 (31st December 2003: RMB77,999,000) as there is no certainty of realisation through future taxable profits.

The movement in deferred tax assets and liabilities is as follows:

### (i) Deferred tax assets

| | Provisions | | Fair value adjustment on depreciation | | Other | | Total | |
|---|---|---|---|---|---|---|---|---|
| | (Unaudited) 30th June 2004 RMB'000 | 31st December 2003 RMB'000 | (Unaudited) 30th June 2004 RMB'000 | 31st December 2003 RMB'000 | (Unaudited) 30th June 2004 RMB'000 | 31st December 2003 RMB'000 | (Unaudited) 30th June 2004 RMB'000 | 31st December 2003 RMB'000 |
| Begining of Period/year | — | — | 7,111 | 7,528 | — | 5,101 | 7,111 | 12,629 |
| Debited to profit and loss account | — | — | (210) | (417) | — | (5,101) | (210) | (5,518) |
| End of Period/year | — | — | 6,901 | 7,111 | — | — | 6,901 | 7,111 |

## 23 DEFERRED TAXATION (CONT'D)

### (ii) Deferred tax liabilities

| | Adjustment for fair value of depreciation | |
|---|---|---|
| | **(Unaudited)** | |
| | **30th June** | 31st December |
| | **2004** | 2003 |
| | ***RMB'000*** | *RMB'000* |
| Begining of Period/year | **17,083** | 18,098 |
| Credited to profit and loss account | **(508)** | (1,015) |
| End of Period/year | **16,575** | 17,083 |
| The amounts shown in the balance sheet include the following: | | |
| Deferred tax assets to be recovered more than 12 months | **6,484** | 6,694 |
| Deferred tax liabilities to be settled after more than 12 months | **15,559** | 16,068 |

## 24 SHARE CAPITAL

| | **(Unaudited) 30th June 2004** | | 31st December 2003 | |
|---|---|---|---|---|
| | ***RMB'000*** | ***Percentage (%)*** | *RMB'000* | *Percentage (%)* |
| State shares | **399,820** | **37.72%** | 399,820 | 37.72% |
| PRC legal person shares | **53,330** | **5.03%** | 53,330 | 5.03% |
| PRC public shares (A Shares) | **200,000** | **18.87%** | 200,000 | 18.87% |
| Overseas public shares (H Shares) | **406,850** | **38.38%** | 406,850 | 38.38% |
| Total | **1,060,000** | **100.00%** | 1,060,000 | 100.00% |

## 25 RESERVES

### (i) Statutory reserves

According to the Articles of Association of the Company, the Company shall set aside 10% of its net profit after taxation under the PRC accounting standards for the statutory surplus reserve (except where the reserve balance has reached 50% of the Company's paid-up share capital), and it is also obliged to appropriate funds to the statutory public welfare fund at a percentage of the net profit after taxation determined by the directors. These reserves cannot be applied for purposes other than those for which they are created and are not distributable as cash dividends.

The Board of Directors have resolved that the statutory public welfare fund is to be utilised to build or acquire capital items, such as dormitories and other facilities for the Company's employees. However, the fund cannot be used to pay for staff welfare expenses. Legal title to these capital items remains with the Company.

### (ii) Basis of profit distribution and appropriation

In accordance with the Company's Articles of Association and Document Cai Huai Zi [1995] No.31 issued by the State Ministry of Finance, appropriations to statutory surplus reserves, statutory public welfare fund and discretionary surplus reserves should be made based on the amount of profits as determined in accordance with the PRC accounting standards and regulations. In accordance with the Company's Articles of Association, the Company declares dividends based on the lower of distributable profits as determined in accordance with the PRC accounting standards and regulations and those determined in accordance with the accounting principles generally accepted in Hong Kong. The inappropriate profit available for distribution to shareholders as at 30th June 2004 amounted to approximately RMB159,591,000 (31st December 2003: RMB193,404,000).

## 21 TRADE PAYABLE

The ageing analysis of trade payable is as follows:

| | (Unaudited) 30th June 2004 *RMB'000* | 31st December 2003 *RMB'000* |
|---|---|---|
| Less than 1 year | **761,975** | 603,964 |
| One to less than two years | **14,268** | 27,342 |
| Two to less than three years | **3,911** | 6,159 |
| Over three years | **6,465** | 9,448 |
| Total | **786,619** | 646,913 |

## 22 BILLS PAYABLE

All bills payable balance of the Group and of the Company were within a six-month ageing period. Approximately RMB22,051,000 (31st December 2003: RMB55,135,000) of deposits of the Group denominated in Renminbi were mostly pledged for these bills.

## 23 DEFERRED TAXATION

Deferred taxation are calculated in full on temporary differences under the liability method using the applicable principal taxation rates of entities within the Group from 15% to 33% (2003: same).

As at 30th June 2004, deferred tax assets were recognised for temporary differences arising from fair value adjustment on depreciation of fixed assets acquired in business combination to the extent that realisation of such taxes benefit through the future taxable profits is probable. In addition, the Group also had unrecognised deferred tax assets associated with tax losses available to be carried forward of approximately RMB228,586,000 (31st December 2003: RMB210,526,000) which will expire in the period of 2004-2009, and fair value adjustment on depreciation of fixed assets of approximately RMB83,887,000 (31st December 2003: RMB96,283,000), provision for realisation and impairment losses of receivable balances, inventories and fixed assets of approximately RMB93,848,000 (31st December 2003: RMB77,999,000) as there is no certainty of realisation through future taxable profits.

The movement in deferred tax assets and liabilities is as follows:

### (i) Deferred tax assets

| | Provisions | | Fair value adjustment on depreciation | | Other | | Total | |
|---|---|---|---|---|---|---|---|---|
| | (Unaudited) 30th June 2004 *RMB'000* | 31st December 2003 *RMB'000* | (Unaudited) 30th June 2004 *RMB'000* | 31st December 2003 *RMB'000* | (Unaudited) 30th June 2004 *RMB'000* | 31st December 2003 *RMB'000* | (Unaudited) 30th June 2004 *RMB'000* | 31st December 2003 *RMB'000* |
| Begining of Period/year | **–** | – | **7,111** | 7,528 | **–** | 5,101 | **7,111** | 12,629 |
| Debited to profit and loss account | **–** | – | **(210)** | (417) | **–** | (5,101) | **(210)** | (5,518) |
| End of Period/year | **–** | – | **6,901** | 7,111 | **–** | – | **6,901** | 7,111 |

## 23 DEFERRED TAXATION (CONT'D)

### (ii) Deferred tax liabilities

| | Adjustment for fair value of depreciation | |
|---|---|---|
| | **(Unaudited)** | |
| | **30th June 2004** | 31st December 2003 |
| | ***RMB'000*** | *RMB'000* |
| Begining of Period/year | **17,083** | 18,098 |
| Credited to profit and loss account | **(508)** | (1,015) |
| End of Period/year | **16,575** | 17,083 |

The amounts shown in the balance sheet include the following:

| | | |
|---|---|---|
| Deferred tax assets to be recovered more than 12 months | **6,484** | 6,694 |
| Deferred tax liabilities to be settled after more than 12 months | **15,559** | 16,068 |

## 24 SHARE CAPITAL

| | **(Unaudited) 30th June 2004** | | 31st December 2003 | |
|---|---|---|---|---|
| | ***RMB'000*** | ***Percentage (%)*** | *RMB'000* | *Percentage (%)* |
| State shares | **399,820** | **37.72%** | 399,820 | 37.72% |
| PRC legal person shares | **53,330** | **5.03%** | 53,330 | 5.03% |
| PRC public shares (A Shares) | **200,000** | **18.87%** | 200,000 | 18.87% |
| Overseas public shares (H Shares) | **406,850** | **38.38%** | 406,850 | 38.38% |
| Total | **1,060,000** | **100.00%** | 1,060,000 | 100.00% |

## 25 RESERVES

### (i) Statutory reserves

According to the Articles of Association of the Company, the Company shall set aside 10% of its net profit after taxation under the PRC accounting standards for the statutory surplus reserve (except where the reserve balance has reached 50% of the Company's paid-up share capital), and it is also obliged to appropriate funds to the statutory public welfare fund at a percentage of the net profit after taxation determined by the directors. These reserves cannot be applied for purposes other than those for which they are created and are not distributable as cash dividends.

The Board of Directors have resolved that the statutory public welfare fund is to be utilised to build or acquire capital items, such as dormitories and other facilities for the Company's employees. However, the fund cannot be used to pay for staff welfare expenses. Legal title to these capital items remains with the Company.

### (ii) Basis of profit distribution and appropriation

In accordance with the Company's Articles of Association and Document Cai Huai Zi [1995] No.31 issued by the State Ministry of Finance, appropriations to statutory surplus reserves, statutory public welfare fund and discretionary surplus reserves should be made based on the amount of profits as determined in accordance with the PRC accounting standards and regulations. In accordance with the Company's Articles of Association, the Company declares dividends based on the lower of distributable profits as determined in accordance with the PRC accounting standards and regulations and those determined in accordance with the accounting principles generally accepted in Hong Kong. The inappropriate profit available for distribution to shareholders as at 30th June 2004 amounted to approximately RMB159,591,000 (31st December 2003: RMB193,404,000).

## 26 PENSIONS AND RETIREMENT FUNDS CONTRIBUTION

Pursuant to "the Temporary Regulations on Municipal Enterprise Employee Pensions and Retirement Protection for Qingdao" which has become effective since 1st October 1994, the Company has provided a government-sponsored defined contribution retirement scheme for its full-time employees. During the six months ended 30th June 2004, the Group's contributions were approximately RMB44,249,000 (30th June 2003: RMB50,596,000).

Tsingtao Brewery (Hong Kong) Trading Company Limited ("Hong Kong Company"), a subsidiary operating in Hong Kong, established a defined contribution mandatory provident fund in accordance with the Mandatory Provident Fund legislation of the government of Hong Kong. During the six months ended 30th June 2004, the subsidiary made contributions of approximately HK$75,000 (equivalent to RMB79,000) (30th June 2003: HK$74,000 (equivalent to RMB78,000)). The assets of the fund are held separately from that of the subsidiary and are managed by independent professional fund managers.

## 27 SUBSIDIARIES AND ASSOCIATED COMPANIES

(a) Comparing with the financial statements for the prior year, the scope of consolidation has included the following newly established subsidiaries:

| Name of new subsidiaries | Date of establishment | Place of establishment and principal operation | Registered and share capital | Equity interest held by the Company (%) Directly held | Indirectly held | Principal activities |
|---|---|---|---|---|---|---|
| Xuzhou Pengcheng Brewery Sales Company Limited | January 2004 | Xuzhou, the PRC | RMB5,000,000 | — | 83.80% | Trading of beer |
| Tsingtao Brewery (Changsha) Company Limited *(i)* | January 2004 | Changsha, the PRC | RMB68,000,000 | 70% | 28.50% | Manufacturing and domestic trading of beer |

(i) In January 2004, the Company together with Tsingtao Brewery Huanan Holding Company Limited ("Huanan Holding Company"), a subsidiary of the Company, agreed to set up a company named Tsingtao Brewery (Changsha) Company Limited ("Changsha" Company) with a registered capital of RMB10,000,000. Both the Company and Huanan Holding Company invested RMB7,000,000 and RMB3,000,000 to hold 70% and 30% of the shareholdings of Changsha Company, respectively. In March 2004, with the approval of Board of Directors, the Company and Huanan Holding Company injected additional capital of RMB40,600,000 and RMB17,400,000 into Changsha Company. After this additional capital injection, the registered capital of Changsha Company was increased from RMB10,000,000 to RMB68,000,000. The equity interests of Changsha Company held by the Company and Huanan Holding Company remained unchanged.

(b) In current period, there were changes in equity interests of the following subsidiaries:

(i) In May 2004, the Company entered into an agreement with Sichuan Huo Ju Hua Gong Company Limited ("Sichuan Huo Ju"), pursuant to which, the Company acquired 40% interests of Tsingtao Brewery (Luzhou) Company Limited ("Luzhou Company") held by Sichuan Huo Ju at a consideration of approximately RMB34,296,000. After the transaction, the equity interests of Luzhou Company held by the Company increased from 55% to 95%.

(ii) During the current period, Hong Kong Company acquired 5% and 20% interests of Xiamen Company held by the Company and Ou Mei Investment Company, respectively. In May 2004, the relevant procedures have been completed. Accordingly, the equity interests 75% and 25% were held by the Company and Hong Kong Company, respectively. In addition, the Company and Hong Kong Company injected additional capital of RMB60,000,000 and RMB20,000,000 into Xiamen Company, respectively, which has been approved by Xiamen Foreign Investment Bureau. The change of business registration was completed in July 2004. After the additional capital injection, the registered capital of Xiamen Company was increased from RMB10,000,000 to RMB90,000,000 and there is no change in the proportion of equity interests held by the Company and Hong Kong Company.

## 27 SUBSIDIARIES AND ASSOCIATED COMPANIES (CONT'D)

(c) Huanan Holding Company, a subsidiary of the Company, acquired 30% equity interest in Nanning Tsingtao Brewery Company Limited ("Nanning Company") from Tailian Brewery (Cayman Islands) Company Limited ("Tailian Brewery"). The legal procedures in relation to this acquisition were completed in June 2004. In May 2004, Huanan Holding Company and Tailian Brewery entered into an equity transfer agreement, pursuant to which, Huannan Holding Company undertook to acquire an additional 45% equity interest from Tailian Brewery at a consideration of approximately RMB200,880,000. As at the reporting date, the approval of the State Ministry of Business was still in progress. After completion of above equity transfer, the equity interest indirectly held by the Company would be increased from 30% to 75%.

## 28 RELATED PARTY TRANSACTIONS

(a) For the six months ended 30th June 2004, the Group had the following material transactions with related parties:

| | **(Unaudited) Six months ended 30th June** | |
|---|---|---|
| | **2004** | 2003 |
| | ***RMB'000*** | *RMB'000* |
| Sales to associated companies | **83,110** | 42,830 |
| Purchases from related companies (minority shareholders of a subsidiary, companies with the same ultimate shareholder and an associated company) | **117,984** | 39,767 |
| Advertising services provided by a related company (company with the same ultimate shareholder) | **—** | 471 |
| Equipment and installation services provided to a related company | **110** | — |
| Equipment and installation services provided by a related company (company with the same ultimate shareholder) | **689** | 80 |
| Guarantees provided by related companies for the Group's bank loan | **39,764** | 250,000 |

The Board of Directors of the Company are of the opinion that all above transactions were entered into in the ordinary course of business and based on mutually agreed terms.

## 28 RELATED PARTY TRANSACTIONS (CONT'D)

(b) As at 30th June 2004, the Group had the following significant current account balances with related parties:

| | (Unaudited) 30th June 2004 *RMB'000* | 31st December 2003 *RMB'000* |
|---|---|---|
| **Included in:** | | |
| Trade receivable and other long-term assets *(d)* | | |
| — Related parties | **103,568** | 100,903 |
| Other receivables | | |
| — Related parties | **54,549** | 45,108 |
| Prepayments | | |
| — Related parties | **61,886** | 1,189 |
| **Included in:** | | |
| *Other payables and long-term loan due to a shareholder* | | |
| — A-B Company *(f)* | **124,151** | 124,047 |
| — Other related parties | **51,617** | 76,701 |
| Trade payable | | |
| — Related parties | **1,011** | 17,404 |
| Advance | | |
| — Related parties | **847** | 3,073 |
| Bills payable | | |
| — Related parties | **55,000** | — |

Except for those mentioned in notes (d) and (f), the Group's balances with related parties are unsecured, non-interest bearing and with no fixed repayment terms.

(c) Loans of the Group amounting to approximately RMB39,764,000 (31st December 2003: RMB125,000,000) are guaranteed by Tsingtao Brewery Group Company Limited.

(d) The Group and the Company reached a settlement agreement with a customer and a related company in 2001 in connection with an aggregate outstanding receivable balance aged over three years due from them, totaling RMB105,000,000 *(details see also Note 16)*.

(e) As at 30th June 2004, the Company had arranged advances and loans to an associated company of approximately RMB56,450,000 (31st December 2003: RMB66,450,000) through entrustment loan arrangements made with banks in the PRC. All these loans are unsecured, non-interest bearing and with maturity within one year.

(f) In October 2003, Hong Kong Company entered into a loan agreement with A-B Company, pursuant to which, Hong Kong Company borrowed a loan of US$15,000,000 (equivalent to approximately RMB124,151,000) (the "Loan") from A-B Company. The Loan is interest bearing at 1% per annum, unsecured and repayable within five years. The Company has undertaken to guarantee the repayment of the Loan.

## 29 CONTINGENT LIABILITIES

Pursuant to certain policies for housing reform issued by the State Council and Qingdao Municipal Government in 1998, the policy of allocating staff quarters as staff housing welfare of the employees was terminated. In replacement, qualified employees are to be compensated in the form of monetary housing subsidies ("Housing reform"). As at 30th June 2004, no formal plan has yet been developed by the Group and the Company and no plans had been developed by the Group and the Company to their employees in respect of the arrangements. After seeking a legal advice, the Company's Board of Directors is of the opinion that the Group and the Company had no obligation to make any payment or provision for such monetary housing subsidies as at 30th June 2004 and there is no reasonable basis to accrue for any potential liabilities.

## 30 COMMITMENTS

Saved as disclosed in other notes to accounts, as at 30th June 2004, the Group had the following commitments:

### (a) Capital commitments

The Group had no capital commitments which were authorised but not contracted and provided for as at 30th June 2004.

The Group's capital commitments which were contracted but not provided for are as follows:

| | **(Unaudited)**<br>**30th June**<br>**2004**<br>***RMB'000*** | 31st December<br>2003<br>*RMB'000* |
|---|---|---|
| Construction projects | **29,422** | 33,301 |
| Investments and acquisitions | **9,900** | 9,950 |
| Total | **39,322** | 43,251 |

### (b) Operating lease commitments

As at 30th June 2004, the Group had future aggregate minimum lease payments under non-cancelable operating leases of land and buildings as follows:

| | **(Unaudited)**<br>**30th June**<br>**2004**<br>***RMB'000*** | 31st December<br>2003<br>*RMB'000* |
|---|---|---|
| Not later than one year | **2,130** | — |

In 2003, Tsingtao Brewery (Xi'an) Company Limited ("Xi'an Company"), a subsidiary of the Company, and Shanxi Baoji Brewery Company Limited ("Baoji Brewery Company") entered into a lease agreement, pursuant to which Baoji Brewery Company leases all its operating fixed assets and seconds its employees to Tsingtao Brewery (Baoji) Company Limited ("Tsingtao Brewery Baoji"), jointly set up by the Company and Xi'an Company, for beer production business, and Baoji Brewery Company bears all the operating costs relating to the leased assets and employees.

In May 2004, Tsingtao Brewery Baoji and Shanxi Baoji Alcohol factory ("Baoji Alcohol"), the biggest shareholder of Baoji Brewery Company, entered into a lease agreement, pursuant to which Baoji Alcohol leases its buildings, land and equipment to Tsingtao Brewery Baoji, in return, Tsingtao Brewery Baoji undertakes to utilise Baoji Alcohol's personnel in its operations and bear the relevant staff costs. Xi'an Company is also committed to bear the related operating costs of Tsingtao Brewery Baoji.

## 31 SIGNIFICANT SUBSEQUENT EVENTS

(a) In November 2003, the Company entered into an equity transfer agreement (the "Transfer Agreement") with Canada EVG Enterprises Inc. ("EVG"), pursuant to which EVG will acquire 25% equity interest in Beijing Tsingtao Brewery Three Ring Company ("Three Ring Company") owned by the Company. In February 2004, the Company signed another agreement with EVG to cancel the Transfer Agreement. The Company and Hong Kong Company instead reached an equity transfer agreement in which the Company will transfer its 25% equity interest in Three Ring Company to Hong Kong Company at a consideration of US$850,000. This transaction in relation to the change of foreign equity interests has been approved by the government authorities in July 2004. After the transaction, the Company and Hong Kong Company will hold 29% and 25% equity interests of Three Ring Company, respectively.

## 31 SIGNIFICANT SUBSEQUENT EVENTS (CONT'D)

(b) In May and June 2004, the Company entered into an investment agreement and a supplementary agreement with Gansu Nongken Brewery Company Limited ("Gansu Nongken") and its shareholders that the registered capital of Gansu Nongken is increased. The Company would inject an amount of approximately RMB60,481,000 into Gansu Nongken and hold 50% of its equity interests. The change of business registration relating to the increase of the registered capital was completed in July 2004. Gansu Nongken was also renamed as Tsingtao Brewery (Gansu) Company Limited.

(c) In December 2003, Tsingtao Brewery (Doumen) Melt Company Limited ("Doumen Company"), a subsidiary of the Company, entered into an asset transfer agreement with Zhuhai Doumen Malt Factory ("Doumen Malt Factory"). Pursuant to the agreement, Doumen Malt Factory will transfer Land Use right, buildings, equipment and parts of utility supply system belonging to Doumen Malt Factory to Doumen Company at a consideration of approximately RMB19,900,000. As at 30th June 2004, Doumen Company had paid approximately RMB10,000,000 to Doumen Malt Factory. The payment of the remaining balance and the relevant legal approval procedures for the transaction were still in progress.

(d) The shareholders approved the dividend distribution of year 2003 i.e. cash dividend RMB0.20 per share in the 2003 general meeting of shareholders. This distribution had been completed as at 30th July 2004.

On behalf of the Board
**Li Gui Rong**
*Director*

**Qingdao, the PRC**

## RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HK GAAP

The Group has prepared a separate set of statutory accounts for the six months ended 30th June 2004 in accordance with "Accounting Standards for Business Enterprises", "Accounting Regulations for Business Enterprises" and relevant regulations ("PRC GAAP") for shareholders of A shares of the Company.

Differences between PRC GAAP and HK GAAP give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effect of the material differences between PRC GAAP and HK GAAP are summarised and explained in the following table:

Impact on the consolidated net assets:

| | **(Unaudited) 30th June 2004** *RMB'000* | 31st December 2003 *RMB'000* |
|---|---|---|
| Net assets as per accounts prepared under PRC GAAP | **3,477,601** | 3,513,903 |
| HK GAAP adjustments: | | |
| Adjustments arising from different exchange rates used under HK GAAP and PRC GAAP | **141,253** | 141,253 |
| Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC | **(123,667)** | (117,927) |
| Difference between the amortisation of investment differences under PRC GAAP and amortisation of goodwill and negative goodwill under HK GAAP | **(89,050)** | (58,106) |
| Adjustments arising from the adoption of HK SSAP 12 | **(2,530)** | (2,001) |
| Difference in accounting for the principal balance of convertible bonds and the corresponding interest | **1,212,716** | 938,231 |
| Others | **(938)** | (527) |
| Net assets per accounts prepared under HK GAAP | **4,615,385** | 4,414,826 |

Impact on the consolidated profit and loss account:

| | **(Unaudited) Six months ended 30th June 2004** *RMB'000* | 2003 *RMB'000* |
|---|---|---|
| Net Profit under PRC GAAP | **148,251** | 116,403 |
| HK GAAP adjustments: | | |
| Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC | **(5,740)** | (5,740) |
| Difference between the amortization of investment differences under PRC GAAP and amortization of goodwill and negative goodwill under HK GAAP | **(5,086)** | (6,068) |
| Waiver of liabilities of certain subsidiaries | **1,259** | 238 |
| Adjustments arising from adoption of HK SSAP 12 | **(529)** | (393) |
| Difference in accounting for interest of convertible bonds | **7,031** | 3,549 |
| Others | **(412)** | 780 |
| Profit attributable to shareholders under HK GAAP | **144,774** | 108,769 |

# MANAGEMENT DISCUSSION AND ANALYSIS

## 1. OPERATIONS REVIEW FOR THE FIRST HALF OF THE YEAR

In the first half of 2004, with the steady growth of the domestic economy and the better environment for growth of consuming market, the total beer output of the country has reached 140.8 million hl with 18.64% y-o-y growth.

Due to the price inflations in raw materials, energy and transportation costs in the first half year, the domestic brewers are all facing more pressure than before. Under this disadvantageous condition, with the core strategy of "Quality, Synergy, Efficiency and Credibility" regulated at the beginning of the year, the Company adopted various kinds of effective measures timely and realised continuous growth in beer output, sales income and profit.

The total output and sales volume of the Company in the first half was 18.77 million hl with 14% y-o-y growth. The Company promoted brand structure and product structure adjustment and enhanced marketing of high and medium end products and realized initial effect: Tsingtao, the principal brand, had 5.7 million hl sales volume with 13% y-o-y growth; the principal brand and the secondary brands including Laoshan represented 58% of the total sales volume with 4% y-o-y growth; which greatly increased the gross profit margin of the Company.

In accordance with the Company's overall planning of brand development, the Company had gradually promoted and adopted new Tsingtao Beer logo domestically in the first half of the year, which energized the centennial brand and promoted the products' modernization image. Taking advantage of the promotion of new logo and new products, the Company accelerated the consolidation progress and the sales volume of high and medium end brands were continuously increased in high-speed rather than being decreased with the price raised.

Facing the new competition conditions of the beer industry in the first half, the Company focused mainly on internal consolidation. The Company enhanced the development of basement markets, improved logistics through adopting modern ERP management system, enhanced controls on various expenses by optimizing procedures and strengthening management and enhanced synergy effect, thus offset the rising pressure on production costs effectively.

The total export amount in the first half was 270 thousand hl with 42% decrease, which was mainly caused by Taiwan market due to the reason as is known to all, while there was over 10% growth in the export to European districts and other near ocean areas.

## 2. USE OF PROCEEDS

In 2001, the Company raised RMB787 million by issuing 100 million additional A shares. Till the end of the reporting period, except the draft beer project in Xi'an has not been started yet due to the local market prospect, the other projects invested with the capital raised by additional issuance of A shares have been completed and begun to bring about profit. The remaining RMB121.15 million is temporarily used as the Company's cash flow.

## 3. BUSINESS OUTLOOK FOR THE SECOND HALF OF THE YEAR

The joining of foreign brewers in large scale will intensify the competition in domestic beer market in the second half of the year. The Company will continue to execute effective management measures to enhance adjustment strength of brand structure and promote the Company's profitability while keeping rapid growth in total sales volume. The Company is quite confident in realizing the target of 36 million sales volume in the year.

# SIGNIFICANT EVENTS

## 1. DIVIDENDS

Pursuant to the provisions of the Company's Articles of the Association, the Company does not recommend the payment of interim dividend for the 6 months ended 30th June 2004.

## 2. MATERIAL LITIGATIONS OR ARBITRATIONS DURING THE REPORT PERIOD

(1) The case of Guangming General Company suing the Company for the breach of distribution contract as disclosed in the Company's 2001 Annual Report was ruled in the first trial by Shandong Province Higher People's Court ("Shandong Higher Court") on 2nd April 2004, and the Company received the written judgment on 12th April 2004. The Company appealed to the Supreme Court of the P.R.C during the legal appealing duration and received the written notice of acceptance from "Shandong Higher Court" on 23rd June 2004. The Company is waiting for the written notice of a trial from the Supreme people's court of the P.R.C till the end of the reporting period.

(2) The Company received a written final judgment on 8th May 2004 made finally by "Shandong Higher Court" on 19th April 2004 in relation to the Company's barter contract disputation with Qingdao Yuan Yang Xiang He Industrial and Trading Co., Ltd ("Xianghe Company"), pursuant to which, the Company had to pay in an aggregate amount of RMB23.78 million to "Xianghe Company" as compensation for commodity and gunny bag money. The Company has submitted its appeal request to "Shandong Higher Court" and the appealing procedures are currently in progress.

(3) The Company has appealed to "Shandong Higher Court" against its second verdict on the Company's litigation with Qingdao Hong long Trading Co., Ltd and "Shandong Higher Court" placed the case on file for retrial. The case is still in retrial procedures till the end of reporting period.

## 3. ACQUISITIONS & MERGERS AND ASSETS RECONSTRUCTION DURING THE REPORTING PERIOD

(1) The RMB60 million and RMB20 million additional investment on Tsingtao Brewery (Xia'men) Company Limited ("Xia'men Company") made respectively by the Company and Tsingtao Beer (Hong Kong) Trading Company Limited ("Tsingtao Beer Hong Kong Company") as disclosed in the Company's 2004 First Quarter Result Report was approved by Xia'men Foreign Investment Bureau, and the change of industrial and commercial registration was finished on 5th July 2004. Currently, the registered capital of "Xia'men Company" is RMB90 million, of which the Company holds 75% and "Tsingtao Beer Hong Kong Company" holds 25%.

(2) On 2nd March 2004, upon the approval of the Company's Board of Directors, the Company and Shenzhen Tsingtao Beer Huanan Investment Company Limited ("Huanan Investment") injected respectively additional RMB40.6 million and RMB17.4 million on Tsingtao Brewery (Changsha) Company Limited ("Changsha Company"), pursuant to which the registered capital of "Changsha Company" was increased from 10 million to 68 million while the Company still holds 70% and "Huanan Investment" holds 30% equity of it. The additional injection has been finished till the end of the reporting period.

(3) On 9th May 2004, the Company signed a "Equity Transfer Agreement" with Sichuan Huoju Chemical Group Company Limited ("Sichuan Huoju"), pursuant to which the Company will acquire 40% stakes of "Sichuan Huoju" in an aggregate of RMB34.3 million depending on equity transfer calculation basis of the 40% net assets value of Tsingtao Brewery (Luzhou) Company Limited ("Luzhou Company") audited on 31st December 2003. Upon the close of equity transfer, the Company and "Sichuan Huoju" hold respectively 95% and 5% equity of "Luzhou Company".

(4) On 14th May 2004, under the precondition of considering the Company's strategic development requirement in Guangxi market and the assets quality of Nanning Tsingtao Brewery Company Limited ("Nanning Company") and etc. , "Huanan Investment" and Tailian Brewing (Cayman Island) Company Limited ("Tailian Brewing") signed a "Equity Transfer Agreement", pursuant to which, "Huanan Investment" will acquire 45% equity of "Nanning Company" transferred from "Tailian Brewing" in an aggregate of RMB200.88 million. The above equity transfer is in the procedure of waiting for the approval of ministry of commerce of P.R.C. till the end of the reporting period. Upon the close of equity transfer, "Huanan Investment" will hold 75% equity of "Nanning Company" and "Tailian Brewing" will hold the remaining 25%.

(5) Respectively on 20th May and 16th June 2004, the Company signed a "Additional injection and Equity Transfer Agreement" and a "Supplementary Agreement" with Gansu Nongken Beer Company Limited ("Nongken Beer"), pursuant to which and depending on net asset value of "Nongken Beer" confirmed by the auditing report made on 31st December 2003, the Company injected RMB60.4808 million into "Nongken Beer" and thus holds 50% stakes of it. The procedures for the above additional injection and equity transfer have been finished and the Company name of "Nongken Beer" was changed to Tsingtao Brewery (Gansu) Nongken Company Limited. "Nongken Beer" owns two factories in Gansu Province with total annual output capacity of 2 million hl.

4. On 31st March 2004, the Company issued the 2nd Sub-tranche of Tranche III Convertible Bonds in an aggregate of HK$254,137,671 to Anheuser-Bush, which was remitted to the specified account of the Company in the same day. After this, the Company has issued all the Convertible Bonds in accordance with the "Strategic Investment Agreement" signed on 21st October 2002.

5. On 20th January 2003, Tsingtao Brewery Xi'an Company Limited ("Xi'an Company") , a subsidiary of the Company, and Shanxi Baoji Beer Company Limited ("Baopi Company") entered into an Tenancy Agreement, pursuant to which, Tsingtao Brewery Baoji Beer Company Limited ("Tsingtao Baoji"), jointly established by the Company and "Xi'an Company", leased all the assets other than the current assets of "Baopi Company". On 29th May 2004, "Tsingtao Baoji" and Shanxi Province Baoji Alcohol Factory, the first shareholder of "Baopi Company", entered into an Tenancy Agreement, pursuant to which, Tsingtao Baoji will rent the houses, land, equipment and other assets of Baoji Alcohol Factory for operation at equal value exchange of using staffs of "Baoji Alcohol Factory" and bearing related operation cost of them. Through renting the assets of Baoji Alcohol Factory, the management efficiency of "Tsingtao Baoji" will be improved and the operation will be ensured effectively.

6. During the reporting period, neither the Company nor any of its subsidiaries had purchased, redeemed or sold any of the listed shares of the Company.

## 1 CHANGES IN SHARE CAPITAL

No changes in the equity of the Company occurred during the reporting period

## 2 SHAREHOLDING OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENTS

(1) No changes happened on the Company's equity held by the Company's Directors, Supervisors and Senior Managements in the reporting period.

(2) H share

As at 30th June 2004, none of the Directors, Supervisors and Senior Managements of the Company has any interests and short positions in the H shares, underlying H shares and debentures of the Company or any associated corporations (as defined in Part XV of the Securities and Futures Ordinance) which was recorded in the register required to be kept under section 352 of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

For the latest disclosure of interests filing for the Directors, Supervisors and Senior Managements of the Company, please refer to the "Disclosure of Interests" section at the Stock Exchange's website at www.hkex.com.hk.

(3) Directors and Supervisors' Interests

None of the Directors, Supervisors and major management personnel had interests in any contracts entered into with the Company or any of its subsidiaries during the reporting period.

## 3 MAJOR SHAREHOLDERS

(1) The top 10 shareholders of the Company at the end of the reporting period

| Name | Type of Share | At end of period (shares) | Percentage to total share capital (%) | Increase and decrease (shares) in the reporting period |
|---|---|---|---|---|
| Office of Qingdao State-owned Assets Administration Bureau | A | 399,820,000 | 37.72 | 0 |
| HKSCC Nominees Limited | H | 294,535,180 | 27.79 | 553,800 |
| Anheuser-Busch Companies Inc. | H | 105,000,000 | 9.91 | 0 |
| Oriental Asset Management Company of P.R.C | A | 29,250,000 | 2.76 | — |
| Construction Bank of China, Qingdao Branch | A | 19,080,000 | 1.80 | — |
| E Fund Stable Growth Fund | A | 9,745,225 | 0.92 | — |
| Shanghai Shenneng Biology Technique Company Limited | A | 6,922,213 | 0.65 | — |
| Tongqian Fund | A | 5,986,058 | 0.56 | — |
| Qingdao Huaqing Financial Service Company Limited | A | 5,000,000 | 0.47 | |
| Yuyuan Security Investment Fund | A | 4,745,432 | 0.45 | — |

The above informations for the top 10 shareholders of the Company were listed in accordance with the List of Shareholders supplied by China Security Registrars Limited Shanghai Branch and Hongkong Security Registrars Limited as at 30th June 2004. Saved as disclosed above, as at 30th June 2004., none of the shareholders registered in the Company had 5% or over 5% listed shares of the Company.

(2) Save as disclosed below, the Directors of the Company are not aware of any persons (other than a Director or Supervisor or chief executive of the Company or his/her respective associate(s)) who, as at 30th June 2004, had an interest or short position in the shares or underlying shares of the Company which was recorded in the register to be kept under section 336 of the SFO:—

| Name | Nature | Class of Shares | Capacity | *Note* | Number of shares/underlying shares | entire issued capital | all issued H shares |
|---|---|---|---|---|---|---|---|
| Qingdao State-Owned Assets Administration Office | Long Position | A shares | Beneficial | *1* | 399,820,000 A shares | 37.72% | N/A |
| | Long Position | H shares | Interests of persons acting in concert | *1* | 105,000,000 H shares | 9.91% | 25.81% |
| | Unlisted, physically settled derivatives (mandatory convertible bonds) | H shares | Interests of persons acting in concert | *1* | 248,219,178 underlying H shares | 23.42% | 61.01% |
| Anheuser-Busch Companies, Inc. | Long Position | H shares | Corporate | *1, 2* | 105,000,000 H shares | 9.91% | 25.81% |
| | Unlisted, physically settled derivatives (mandatory convertible bond) | H shares | Corporate | *1, 2* | 248,219,17 underlying H shares | 23.42% | 66.01% |
| | Long Position | A shares | Interests of persons acting in concert | *1, 2* | 399,820,000 A shares | 37.72% | N/A |
| Franklin Resources, Inc. | Long Position | H shares | Corporate | *3* | 24,238,000 H shares | 2.29% | 5.96% |
| Government of Singapore Investment Corporation Pte Ltd | Long Position | H shares | N/A | *N/A* | 36,658,000 H shares | 3.46% | 9.01% |
| The Capital Group Companies, Inc. | Long position | H shares | Corporate/Investment Manager | *4* | 33,608,000 H shares | 3.17% | 8.26% |

*Notes:*

(1) *Qingdao State-Owned Assets Administration Office ("QSOAAO") was interested in the above 399,820,000 A shares. Pursuant to an undertaking agreement between QSOAAO and Anheuser-Busch Companies, Inc. ("A-B") dated 21st October 2002, which constitutes a section 317 agreement under the SFO, QSOAAO was deemed to be interested in the H shares and the relevant underlying H shares in which A-B was interested, and A-B was deemed to be interested in the A shares in which QSOAAO was interested.*

(2) *Pursuant to the Strategic Investment Agreement between the Company and A-B, A-B had directly or through a nominee subscribed 3 tranches of mandatory convertible bonds convertible to 308,219,178 H shares. The first tranche of the convertible bonds was converted into 60,000,000 shares on 2nd July 2003.*

(3) *23,388,000 H shares were deemed to be interested by Franklin Resources, Inc. through wholly-controlled corporations.*

(4) *33,608,000 H shares were deemed to be interested by The Capital Group Companies, Inc. through wholly-controlled corporations.*

(5) *For the latest disclosure of interests filings for the Company's substantial shareholders, please refer to the "Disclosure of Interests" section at the Stock Exchange's web-site at www.hkex.com.hk.*

## ... OF BEST PRACTICE

The Company had complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities of HKEx during the reporting period.

## AUDITING AND FINANCIAL COMMITTEE

The Auditing and Financial Committee of the Board of Directors of the Company had reviewed the un-audited 2004 interim report of the Company.

## DOCUMENTS AVAILABLE FOR INSPECTION

1. A copy of the interim report as duly signed by the Chairman of the Company.

2 Accounting statements as duly signed and stamped by legal representative, financial managers and accounting managers.

3 Original copies of documents and announcements of the Company disclosed in newspapers designated by China Securities Regulatory Commission during the reporting period.

Qingdao, P.R.C.

11th August 2004

| | | |
|---|---|---|
| 1 | Official name of the Company: | 青島啤酒股份有限公司 |
| | Name in English: | TSINGTAO BREWERY COMPANY LIMITED |
| 2 | Stock Listing of the Company: | |
| | A Share: | Shanghai Securities and Stock Exchange |
| | Stock code: | 600600; Stock name in short: 青島啤酒(Tsingtao Beer) |
| | H Share: | Hong Kong Stock Exchange |
| | Stock code: | 0168; Stock name in short: 青島啤酒(Tsingtao Beer) |
| 3 | Registered Address: | No.56, Dengzhou Road, Qingdao, Shandong Province, P.R.C |
| | Office Address: | Tsingtao Beer Tower, May Fourth Square, Hong Kong Road, Central, Qingdao, Shandong Province, P.R.C |
| | Postcode: | 266071 |
| | Website: | www.tsingtao.com.cn |
| | E-Mail: | info@tsingtao.com.cn |
| 4 | Legal representative: | Li Gui Rong |
| 5 | Secretary of the Board: | Yuan Lu |
| | Securities Affairs Representative: | Zhang Rui Xiang |
| | Telephone: | 86-532-5713831 |
| | Fax: | 86-532-5713240 |
| | E-Mail: | secretary@tsingtao.com.cn |
| 6 | Designated newspapers for information disclosure: | "China Securities Post"; "Shanghai Securities Post"; Hong Kong, "Wen Wei Po"; "The Standard" |
| | Website for Interim Report: | www.sse.com.cn<br>www.hkex.com.hk |
| | Interim Report Kept At: | Secretaries Office to the Board of the Company |

TSINGTAO

青島啤酒

# INTERIM REPORT

# 中期報告

青島啤酒股份有限公司

TSINGTAO BREWERY CO.,LTD.